As filed with the Securities and Exchange Commission on October 21, 2025

Registration No. 333-__________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————————

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PORSCHE AUTO FUNDING LLC

as depositor to the issuing entities described herein

PORSCHE LEASING LTD.

as issuing entity with respect to the Transaction SUBI Certificates

(Exact name of registrant as specified in its charter)

Delaware	Porsche Auto Funding LLC	45-1846995
	Porsche Leasing Ltd.	36-4114978
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor:	333-_________

Central Index Key Number of depositor:	0001541507

Central Index Key Number of sponsor:	0002003320

Porsche Financial Services, Inc.

(Exact name of sponsor as specified in its charter)

One Porsche Drive

Atlanta, Georgia 30354

(770) 290-2004

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tobias Hausladen

One Porsche Drive

Atlanta, Georgia 30354

(770) 290-2004

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stuart M. Litwin, Esq. Mayer Brown LLP	Melissa L. Kilcoyne, Esq. Mayer Brown LLP
71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600	71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

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THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not deliver the notes described in this preliminary prospectus until we deliver a final prospectus. This preliminary prospectus is not an offer to sell the notes and is not soliciting an offer to buy the notes and there shall not be any sale of the notes in any jurisdiction where such offer, solicitation or sale is not permitted.

Subject to Completion, dated [_______] [•], 20[•]

PROSPECTUS

$[•]

Porsche Innovative Lease Owner Trust 20[•]-[•]

Issuing Entity

Central Index Key Number: [ ]

Porsche Auto Funding LLC Depositor Central Index Key Number: 0001541507	Porsche Financial Services, Inc. Sponsor and Servicer Central Index Key Number: 0002003320

Porsche Innovative Lease Owner Trust 20[•]-[•] will issue the following asset-backed notes:

You should carefully read the
risk factors set forth under
“Risk Factors” beginning on
page [•] of this prospectus.

The notes are asset backed
securities. The notes will be the
obligation solely of the issuing
entity and will not be obligations
of or guaranteed by Porsche
Financial Services, Inc., Porsche
Leasing Ltd., Porsche Funding
Limited Partnership, Porsche
Auto Funding LLC, the
underwriters or any of their
affiliates.

		Initial Principal Amount(1)(2)	Interest Rate(3)	Final Scheduled Payment Date
Class A-1 Notes		$[•]	[•]%	[•]
Class A-2[a] Notes(4)			[•]%	[•]
[Class A-2b Notes](4)	}	$[•]	[SOFR Rate][Insert Other Benchmark Rate] + [•]%(5)(6)
Class A-3 Notes		$[•]	[•]%	[•]
Class A-4 Notes		$[•]	[•]%	[•]
[Class B Notes]		$[•]	[•]%	[•]
Total		$[•]
		Price to Public(7)	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note		[•]%	[•]%	[•]%
Per Class A-2[a] Note		[•]%	[•]%	[•]%
[Per Class A-2b Note]		[•]%	[•]%	[•]%
Per Class A-3 Note		[•]%	[•]%	[•]%
Per Class A-4 Note		[•]%	[•]%	[•]%
[Per Class B Note]		[•]%	[•]%	[•]%
Total		$ [•]	$ [•]	$ [•]

(1)  [All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]

(2)  [Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of the sponsor.]

(3)  The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

(4)  [The allocation of the aggregate initial principal amount of the [Class A-2 notes] between the [Class A-2a notes] and the [Class A-2b notes] will be determined no later than the day of pricing.]

(5)  The Class A-2b notes will accrue interest at a floating rate based on a benchmark plus a spread. The benchmark initially will be [the “SOFR Rate”][Insert Other Benchmark Rate]. However, the benchmark may change in certain situations. For more information on how interest will be calculated on the Class A-2b notes and the circumstances under which the benchmark may change, see “The Notes—Payments of Interest” in this prospectus. [NOTE: For illustrative purposes, the prospectus contemplates that the Class A-2b notes will accrue interest at a floating rate based on 30-day average secured overnight financing rate (the “SOFR Rate”). In a particular transaction, there may be no floating rate notes issued or different classes of notes may accrue interest at a floating rate and that floating rate of interest may be based on an alternative index (other than LIBOR), including, for example, another SOFR-based rate such as Term SOFR or SOFR in arrears, or a rate derived from BSBY or Ameribor.]

(6)  [If the sum of [SOFR Rate][Insert Other Benchmark Rate] + [•]% is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2b notes for such interest accrual period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class A-2b notes, see “The Notes—Calculation of Floating Rate Interest” in this prospectus.]

(7)  Plus accrued interest, if any, from the closing date.

•

The notes are payable solely from the assets of the issuing entity, which consist primarily of a special unit of beneficial interest, or “SUBI”, in a portfolio of retail closed-end motor vehicle lease contracts and the related leased vehicles (the “Transaction SUBI”), payments due on the lease contracts, proceeds from the sale of the leased vehicles, and funds on deposit in the reserve account.

•	The issuing entity will pay interest on and principal of the notes on the [•] day of each month, or, if the [•] day is not a business day, the next business day, starting on [__________][•], 20[•].
•

Credit enhancement for the notes offered hereby will consist of [a reserve account funded with an initial deposit of not less than [•]% of the aggregate securitization value of the leases and leased vehicles allocated to the Transaction SUBI as of the cut-off date, [excess spread and]] [overcollateralization], and, in the case of each class of the offered notes (other than the Class [B] notes), the subordination of certain payments to the noteholders of less senior classes of notes.

•	The issuing entity will also issue a non-interest bearing certificate representing an equity interest in the issuing entity, which is not being offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNDERWRITERS

[•]	[•]	[•]

The date of this prospectus is [__________] [•], 20[•].

i

(continued)

(continued)

(continued)

WHERE TO FIND INFORMATION IN THIS PROSPECTUS

This prospectus provides information about the issuing entity, Porsche Innovative Lease Owner Trust 20[•]-[•], including terms and conditions that apply to the notes offered by this prospectus.

You should rely only on the information provided in this prospectus, including the information incorporated by reference. If you receive any other information, you should not rely on it. We have not authorized anyone to provide you with other or different information. We are not offering the notes offered hereby in any jurisdiction where the offer is not permitted. We do not claim that the information in this prospectus is accurate on any date other than the date stated on the cover.

We have started with two introductory sections in this prospectus describing the notes and the issuing entity in abbreviated form, followed by a more complete description of the terms of the offering of the notes. The introductory sections are:

•

Summary of Terms—provides important information concerning the amounts and the payment terms of each class of notes and gives a brief introduction to the key structural features of the issuing entity; and

•	Risk Factors—describes briefly some of the risks to investors in the notes.

We include cross-references in this prospectus to captions in these materials where you can find additional related information. You can find the page numbers on which these captions are located under the Table of Contents in this prospectus. You can also find a listing of the pages where the principal terms are defined under “Index” beginning on page [I-1] of this prospectus.

If you have received a copy of this prospectus in electronic format, and if the legal prospectus delivery period has not expired, you may obtain a paper copy of this prospectus from the depositor or from the underwriters upon request.

In this prospectus, the terms “we,” “us” and “our” refer to Porsche Auto Funding LLC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Porsche Auto Funding LLC, as the depositor of the issuing entity, has filed a registration statement with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended. This prospectus is part of the registration statement but the registration statement includes additional information.

The SEC maintains an Internet site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

REPORTS TO NOTEHOLDERS

After the notes are issued, unaudited monthly reports containing information concerning the issuing entity, the notes and the leases and leased vehicles allocated to the Transaction SUBI will be prepared by Porsche Financial Services, Inc. (“PFS”), and sent on behalf of the issuing entity to the indenture trustee, which will forward the same to Cede & Co. (“Cede”), as nominee of The Depository Trust Company (“DTC”).

Owners of the notes may receive the reports by submitting a written request to the indenture trustee. In the written request you must state that you are an owner of notes and you must include payment for expenses associated with the distribution of the reports. The indenture trustee will also make such reports (and, at its option, any additional files containing the same information in an alternative format) available to noteholders each month via its Internet website, which is presently located at [•]. Assistance in using this Internet website may be obtained by calling the indenture trustee’s [customer service desk] at ([•]) [•]-[•]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

v

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. PFS, the seller, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes.

WHERE YOU CAN FIND MORE INFORMATION ABOUT YOUR NOTES

The Issuing Entity

The issuing entity will file with the SEC all required annual reports on Form 10-K, distribution reports on Form 10-D, monthly asset data files on Form ABS-EE and current reports on Form 8-K. Those reports will be filed with the SEC under the name “Porsche Innovative Lease Owner Trust 20[•]-[•]” and file number [•]-[•]-[•]. [Such reports will not be made available on a website by the depositor, the servicer or any other party as these reports can be viewed electronically through the EDGAR system at the SEC’s website described below.]

The Depositor

The depositor has filed with the SEC a Registration Statement on Form SF-3 that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. This prospectus does not contain all of the information in the Registration Statement. The SEC maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus from the dates of filing of the documents. Such information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the most recently printed information rather than contradictory information included in this prospectus. Any information that has been so updated by more recent information shall not, except as so updated, constitute part of this prospectus. We incorporate by reference any current reports on Form 8-K subsequently filed by or on behalf of the issuing entity prior to the termination of the offering.

NOTICE TO INVESTORS: UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM (THE “UK”) TO PERSONS (I) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “FINANCIAL PROMOTION ORDER”), OR (II) WHO FALL WITHIN ARTICLE 49(2)(A) TO (D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.) OF THE FINANCIAL PROMOTION ORDER OR (III) TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UK (EACH SUCH PERSON BEING REFERRED TO AS A “RELEVANT PERSON”). IN THE UK, ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE NOTES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. IN THE UK, THIS PROSPECTUS MUST NOT BE ACTED OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UK OTHER THAN RELEVANT PERSONS IS UNAUTHORIZED AND MAY CONTRAVENE THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, THE “FSMA”).

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF REGULATION (EU) 2017/1129 AS IT FORMS PART OF UK DOMESTIC LAW (AS AMENDED, THE “UK PROSPECTUS REGULATION”).

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK. FOR THESE PURPOSES, A “UK RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF COMMISSION DELEGATED REGULATION (EU) 2017/565 AS IT FORMS PART OF UK DOMESTIC LAW, AND AS AMENDED; OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FSMA AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97 (SUCH RULES OR REGULATIONS, AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UK DOMESTIC LAW, AND AS AMENDED; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF THE UK PROSPECTUS REGULATION.

CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF UK DOMESTIC LAW (AS AMENDED, THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION.

[THE CLASS A-1 NOTES HAVE NOT BEEN AND WILL NOT BE OFFERED IN THE UK OR TO UK PERSONS AND NO PROCEEDS OF THE CLASS A-1 NOTES WILL BE RECEIVED IN THE UK.]

NOTICE TO INVESTORS: EUROPEAN ECONOMIC AREA

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF REGULATION (EU) 2017/1129 (AS AMENDED, THE “EU PROSPECTUS REGULATION”).

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (THE “EEA”). FOR THESE PURPOSES, AN “EU RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97, AS AMENDED, WHERE THAT

CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF THE EU PROSPECTUS REGULATION.

CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “EU PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO EU RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE EU PRIIPS REGULATION.

SUMMARY OF STRUCTURE AND FLOW OF FUNDS

This structural summary briefly describes certain major structural components, the relationship among the parties, the flow of funds and certain other material features of the transaction. This structural summary does not contain all of the information that you need to consider in making your investment decision. You should carefully read this entire prospectus to understand all the terms of this offering.

Structural Diagram

•	The SUBI represents a beneficial interest in specific origination trust assets allocated to the SUBI.

•	The Transaction SUBI represents a beneficial interest in a portfolio of retail closed-end motor vehicle lease contracts and the related leased vehicles.

(1)

The certificates, which represent an equity interest in the issuing entity, will initially be issued to the depositor and are not being offered hereby. [The depositor intends to sell [a portion][the majority][all] of the certificates on or after the closing date [to a majority-owned affiliate of the sponsor].]

(2)	[All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]

Flow of Funds(1)

(Prior to an Acceleration after an Event of Default)

(1)	For more information regarding priority of payments, see “Description of the Transaction Documents—Priority of Payments”.

x

SUMMARY OF TERMS

This summary provides an overview of selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding. You should carefully read this entire prospectus to understand all of the terms of this offering.

THE PARTIES1

Issuing Entity

Porsche Innovative Lease Owner Trust 20[•]-[•], a Delaware statutory trust, will be the “issuing entity” of the notes. The principal asset of the issuing entity will be a beneficial interest in a portfolio of retail closed-end motor vehicle lease contracts, the related [new, CPO and used] leased vehicles and related assets, which we call the “Transaction SUBI”. The Transaction SUBI is represented by a certificate called the “Transaction SUBI Certificate”.

Depositor

Porsche Auto Funding LLC, a Delaware limited liability company and a wholly-owned special purpose subsidiary of Porsche Funding Limited Partnership, is the “depositor” of the issuing entity. The depositor will sell the Transaction SUBI Certificate to the issuing entity. The depositor or an affiliate of the depositor will be the initial holder of the issuing entity’s [certificate][certificates].

You may contact the depositor by mail at One Porsche Drive, Atlanta, Georgia 30354.

Servicer and Sponsor

Porsche Financial Services, Inc., a Delaware corporation, which we refer to as “PFS” or the “servicer”, will service the portfolio of leases and related leased vehicles owned by the origination trust and beneficially held by the issuing entity and is the “sponsor” of the transaction described in this prospectus.

PFS, as servicer, will be entitled to receive a servicing fee for each collection period. The “servicing fee” for any payment date will be an amount equal to the product of (1) [ ]%; (2) one-twelfth [(or, in the case of the first payment date, a fraction, the numerator of which is the number of

[1]	NOTE: Disclose transactions that are not arm’s length or transactions that are outside the ordinary course between sponsor, depositor or issuing entity and any other transaction party, if any.

days from but not including the cut-off date to and including the last day of the first collection period and the denominator of which is 360)]; and (3) the aggregate securitization value of the leases and related leased vehicles allocated to the Transaction SUBI as of the first day of the related collection period (or as of the cut-off date, in the case of the first payment date). As additional compensation, the servicer will be entitled to retain all supplemental servicing fees and investment earnings (net of investment losses and expenses) from the investment of amounts on deposit in the collection account, the principal distribution account and the reserve account, if any. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date prior to payments to the noteholders from funds on deposit in the collection account with respect to the collection period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account. [However, funds on deposit in the risk retention reserve account will not be used for this purpose.]

[The servicer, in its sole discretion, may elect to (i) deposit in the collection account an amount equal to all or a portion of the aggregate scheduled monthly lease payments due on leases and leased vehicles allocated to the Transaction SUBI but not identified (or not identified in full) during and prior to the related collection period, (ii) deposit in the collection account with respect to a leased vehicle at any time after (1) the early termination of the related lease, an amount equal to the related securitization value immediately prior to such early termination and (2) the scheduled expiration of the related lease, an amount equal to the related Base Residual Value or (iii) make a payment to a lessee if such lessee is entitled to a rebate of an insurance policy or other ancillary product. We refer to each such payment herein as an “advance”. The servicer will not make an advance with respect to any defaulted unit.

Advances made by the servicer with respect to any lease will be repaid, if not otherwise reimbursed, from available funds in the collection account and any amounts available from the reserve account. The servicer will not charge interest on amounts so advanced.]

Origination Trust

Porsche Leasing Ltd., a Delaware statutory trust, is the “origination trust”. Motor vehicle centers or dealers in the Porsche network (“Centers”) have assigned retail closed-end motor vehicle lease contracts and the related leased vehicles to the origination trust.

The issuing entity will hold the Transaction SUBI Certificate representing the beneficial interest in the Transaction SUBI.

Seller

On the closing date, Porsche Funding Limited Partnership, a Delaware limited partnership, which we refer to as the “seller”, will sell the Transaction SUBI Certificate to the depositor, and the depositor will sell the Transaction SUBI Certificate to the issuing entity.

Administrator

PFS will be the “administrator” of the issuing entity, and in such capacity will provide administrative and ministerial services for the issuing entity.

Trustees

[______________], a [____________], will be the “owner trustee.”

[____________], a [____________], will be the “indenture trustee.”

[____________], a [____________], is the “origination trustee” of the origination trust and the Transaction SUBI.

Calculation Agent

[____________], a [_________], will be the “calculation agent.” [The calculation agent will obtain the [SOFR Rate][Insert Other Benchmark Rate] and calculate the interest rate for the Class A-2b notes using the method described in the definition of [“SOFR Rate”][Insert Other Benchmark Rate] set forth under “The Notes—Payments of Interest.” If the administrator has determined prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, the administrator will determine an alternative benchmark in accordance with the benchmark replacement provisions described under “The Notes—Calculation of Floating Rate Interest—Effect of Benchmark Transition Event”. The Class A-2b noteholders will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations.]

Asset Representations Reviewer

[____________], a [_________], will be the “asset representations reviewer.”

THE OFFERED NOTES

The issuing entity will issue and offer the following notes:

Class		Initial Note Principal Amount(1)(2)	Interest Rate(3)	Final Scheduled Payment Date
Class A-1 Notes		$[•]	[•]%	[•]
Class A-2[a] Notes[(4)] [Class A-2b Notes][(4)]	}	$[•]	[•]% [SOFR Rate][Insert Other Benchmark Rate] + [•]%(5)(6)	[•]
Class A-3 Notes		$[•]	[•]%	[•]
Class A-4 Notes		$[•]	[•]%	[•]
[Class B Notes]		$[•]	[•]%	[•]

(1) [All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]

(2) [Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of PFS.]

(3) The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

(4) [The allocation of the aggregate initial principal amount of the [Class A-2 notes] between the [Class A-2a notes] and the [Class A-2b notes] will be determined no later than the day of pricing.]

(5) [The Class A-2b notes will accrue interest at a floating rate based on a benchmark plus a spread. The benchmark initially will be [the SOFR Rate][Insert Other Benchmark Rate]. However, the benchmark may change in certain situations. For more information on how interest will be calculated on the Class A-2b notes and the circumstances under which the benchmark may change, see “The Notes—Calculation of Floating Rate Interest” in this prospectus. (6) [If the sum of [SOFR Rate][Insert Other Benchmark Rate] + % is less than 0.00% for any interest accrual period, then the interest rate for the [Class A-2b] notes for such interest accrual period will be deemed to be 0.00%.]

[The Class A-2a notes and the Class A-2b notes are sometimes referred to as the “Class A-2 notes.” The Class A-2a notes rank pari passu with the Class A-2b notes.]

[The allocation of the aggregate initial principal amount between the Class A-2a notes and Class A-2b notes will be determined no later than the day of pricing. PFS has determined, as part of its management of floating rate risk, that the initial principal amount of the Class A-2b notes will not exceed $[_______]. Consequently, the allocation of the aggregate initial principal amount between the Class A-2a notes and Class A-2b notes may result in any number of possible allocation scenarios, including a scenario in which the entire principal amount of the Class A-2 notes is allocated to the fixed rate Class A-2a notes and none of the principal amount is allocated to the floating rate Class A-2b notes.]

The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed and floating rate if that class has both a fixed rate tranche and a floating rate tranche. For example, the Class [A-2] notes are divided into fixed and floating rate tranches, and the Class [A-2a] notes are the fixed rate notes and the Class [A-2b] notes are the floating rate notes. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes,” and to notes that bear interest at a fixed rate as “fixed rate notes.”

[For a description of how interest will be calculated on the floating rate notes, see “The Notes—Calculation of Floating Rate Interest” in this prospectus.]

We refer to the Class A-1 notes, the Class A-2 notes [and] the Class A-3 notes [and the Class A-4 notes] as the [“Class A notes.” We refer to the Class A notes and the Class B notes, collectively as the] “offered notes” or the “notes”.

The offered notes are issuable in a minimum denomination of $[    ] and in integral multiples of $[1,000] in excess thereof, subject to certain exceptions set forth in the indenture. See “The Notes—Delivery of Notes” in this prospectus.

The issuing entity expects to issue the notes on or about [__________][__], 20[__], which we refer to as the “closing date”.

THE CERTIFICATES

On the closing date, the issuing entity will also issue a subordinated and non-interest bearing “certificate” [in a nominal aggregate principal amount of $[100,000],] which represent the equity interest in the issuing entity and is not offered hereby. The holders of the certificate, or “certificateholders”, will be entitled on each payment date only to amounts remaining after payments on the notes and payments of issuing entity expenses and other required amounts on such payment date. The certificate will initially be held by the depositor or an affiliate of the depositor, but the depositor may transfer all or a portion of the certificates to one of its affiliates [or sell [all or] a portion of the certificate][or sell the portion of the certificate not required to be retained] on or after the closing date. However, the portion of the certificate retained by the depositor or another majority-owned affiliate of PFS to satisfy U.S. credit risk retention rules will not be sold, transferred subjected to any credit mitigation or hedged except as permitted under, or in accordance with, those rules. See “—Credit Risk Retention” below.

INTEREST AND PRINCIPAL

To the extent of funds available, the issuing entity will pay interest and principal on the notes monthly, on the [___] day of each month (or, if that day is not a business day, on the next business day), which we refer to as the “payment date”. The first payment date is [__________][__], 20[__]. On each payment date or redemption date, payments on the notes will be made to holders of record as of the close of business on the business day immediately preceding that payment date or redemption date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date”.

Interest Payments

Interest on the [Class A-1 notes] [and the Class [A-2b] notes] will accrue from and including the prior payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the following payment date and will be due and payable on each payment date.

Interest on the Class A-2[a] notes, the Class A-3 notes[,][and] the Class A-4 notes [and the Class B notes] will accrue from and including the [__] day of the calendar month preceding each payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the [__] day of the month in which such payment date occurs and will be due and payable on each payment date.

Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such unpaid amount at the applicable interest rate (to the extent lawful).

The issuing entity will pay interest on the [Class A-1] notes [and the Class [A-2b] notes] on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year. This means that the interest due on each payment date for the [Class A-1] notes [and the Class A-2b notes, as applicable] will be the product of: (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date, divided by 360.

[The calculation agent will obtain [the SOFR Rate] [Insert Other Benchmark Rate] for the Class A-2b notes using the method as described under “The Notes—Calculation of Floating Rate Interest”. If the administrator has determined prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, the administrator will determine an alternative benchmark in accordance with the benchmark replacement provisions described under “The Notes—Calculation of Floating Rate Interest—Effect of Benchmark Transition Event”.]

[If the sum of [the SOFR Rate] [Insert Other Benchmark Rate] and the applicable spread set forth on the front cover of this prospectus is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2b notes for such interest period will be deemed to be 0.00%.]

The issuing entity will pay interest on the Class A-2[a] notes, the Class A-3 notes[,][and] the Class A-4 notes [and the Class B notes] on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2[a] notes, the Class A-3 notes[,][and] the Class A-4 notes [and the Class B notes] will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) 30 [(or, in the case of the first payment date, the number of days from and including the closing date to but excluding the [__] day of the month in which the first payment date occurs (assuming a 30-day calendar month))], divided by 360. Interest payments on all Class A notes will have the same priority. [Interest payments on the Class B notes will be subordinated to interest payments and, in specified circumstances, principal payments on the Class A notes.]

A failure to pay the interest due on the notes of the Controlling Class (i.e., the senior most class of notes outstanding, with the Class A notes being the most senior and the Class [B] notes being the most junior) on any payment date that continues for a period of [five business days] or more will result in an event of default.

Principal Payments

The issuing entity will generally pay principal on the notes monthly on each payment date in accordance with the payment priorities described below under “—Priority of Payments.”

The issuing entity will make principal payments of the notes on each payment date based on the amount of collections and defaults on the leases and leased vehicles allocated to the Transaction SUBI during the related collection period.

This prospectus describes how available funds and amounts on deposit in the reserve account are allocated to principal payments of the notes.

On each payment date, except after acceleration of the notes after an event of default, the issuing entity will distribute funds on deposit in the principal distribution account to pay principal of the notes in the following order of priority:

(1)	first, to the Class A-1 noteholders, until the Class A-1 notes are paid in full;

(2)	second, to the Class A-2[a] noteholders [and the Class A-2b noteholders, ratably,] until the Class A-2[a] notes [and the Class A-2b notes are paid in full];

(3)	third, to the Class A-3 noteholders, until the Class A-3 notes are paid in full; and

(4)	fourth, to the Class A-4 noteholders, until the Class A-4 notes are paid in full[; and]

(5)	[fifth, to the Class B noteholders, until the Class B notes are paid in full].

For a description of how principal will be distributed following acceleration of the notes after an event of default, see “—Interest and Principal Payments after an Event of Default” below.

All unpaid principal of a class of notes will be due on the final scheduled payment date for that class.

Interest and Principal Payments after an Event of Default

After an event of default under the indenture occurs and the notes are accelerated, the priority of payments of principal will change from the description in “—Interest Payments” above, “—Principal Payments” above and “—Priority of Payments” below.

On each payment date after an event of default under the indenture occurs and the notes are accelerated, after payment of certain amounts to the trustees, the servicer and the asset representations reviewer, interest on the Class A notes will be paid ratably to each class of Class A notes [followed by interest on the Class B notes,] sequentially. Principal payments will then be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of [each class of] the Class A-2 notes [(to be paid pro rata to the Class A-2a notes and the Class A-2b notes)] [and] the Class A-3 notes and the Class A-4 notes will receive principal payments, ratably, based on the outstanding principal amount of [the][each remaining class of] Class A-2 notes [(to be paid pro rata to the Class A-2a notes and the Class A-2b notes)], the Class A-3 notes and the Class A-4 notes until each such class is paid in full. [Next, the Class B noteholders will receive principal payments until the Class B notes are paid in full.] Payments of the foregoing amounts will be made from available funds and other amounts, including all amounts held on deposit in the reserve account.

See “The Indenture—Priority of Payments May Change Upon an Event of Default” in this prospectus.

If an event of default has occurred but the notes have not been accelerated, then interest and principal payments will be made in the priority set forth under “—Priority of Payments” below and “—Principal Payments” above.

Optional Redemption of the Notes

The depositor will have the right at its option to purchase the Transaction SUBI Certificate from the issuing entity on any payment date if the then-outstanding aggregate note balance, either before or after giving effect to any payment of principal required to be made on that payment date, is less than or equal to [5][10]% of the initial note balance. The exercise of that option by the depositor is referred to in this prospectus as the “optional purchase”.

The purchase price for the Transaction SUBI Certificate shall equal the greater of (a) the note balance plus accrued and unpaid interest up to but not including the date of redemption and (b) the aggregate securitization value of the Included Units as of the last day of the Collection Period immediately preceding the redemption date (the “optional purchase price”). The depositor will also pay any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior collection periods) due and payable to the indenture trustee, the owner trustee and the origination trustee, as applicable, under the transaction documents (without regard to any caps set forth therein). The “redemption price” for the notes being redeemed will equal the note balance of the notes, plus accrued and unpaid interest on the notes at the applicable interest rates, to but not including the payment date fixed for redemption. No interest will accrue on the notes after the payment date fixed for redemption. It is expected that at the time this option becomes available to the depositor, only the Class [ ] notes will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts on deposit in the reserve account and remaining available funds after the payments under clauses [first] through [seventh] set forth in “—Priority of Payments” below (without regard to any caps set forth therein) would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes as determined by the servicer. On such payment date, (a) the indenture trustee upon written direction from the servicer will transfer all amounts on deposit in the reserve account to the collection account and (b) the outstanding notes will be redeemed in whole, but not in part.

Notice of redemption under the indenture must be given by the indenture trustee not later than [5 days] prior to the applicable redemption date to each registered holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

EVENTS OF DEFAULT

The occurrence and continuation of any one of the following events will constitute an “event of default” under the indenture:

•	default in the payment of any interest on any note [of the Controlling Class] when the same becomes due and payable, and such default continues for a period of five (5) business days or more;

•	default in the payment of principal of any note at the related final scheduled payment date or the redemption date;

•	any failure by the issuing entity to duly observe or perform in any material respect any of its material covenants or agreements in the indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere specifically dealt with), which failure materially and adversely affects the interests of the noteholders, and such failure continues unremedied for a period of ninety (90) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the outstanding notes;

•	any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and such failure continues unremedied for a period of ninety (90) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the outstanding notes; or

•	the occurrence of certain events (which, if involuntary, remain unstayed and in effect for a period of more than ninety (90) consecutive days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of 120 days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

The amount of principal required to be paid to noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal of a class of notes due to a lack of amounts available to make such payments will not result in the occurrence of an event of default until the final scheduled payment date or redemption date for that class of notes.

ISSUING ENTITY PROPERTY

The primary asset of the issuing entity will be the Transaction SUBI Certificate, which is described below, and will entitle the issuing entity to receive the scheduled payments under the allocated leases and the amounts realized from sales of the related leased vehicles.

The “issuing entity property” will include the following after the close of business on [__________][__], 20[__], which we refer to as the “cut-off date”:

•	Transaction SUBI Certificate;

•	amounts on deposit in the accounts owned by the issuing entity and all cash, investment property and other property from time to time credited thereto and all proceeds thereof (including investment earnings on amounts on deposit therein);

•	rights of the issuing entity and the depositor under certain transaction documents; and

•	the proceeds of any and all of the above.

For more information regarding the issuing entity’s property, you should refer to “The Transaction SUBI” and “The Leases” in this prospectus.

The Transaction SUBI Certificate

The origination trust will issue the Transaction SUBI, constituting a beneficial interest in the leases and the related vehicles allocated to this transaction. The Transaction SUBI will be represented by a Transaction SUBI Certificate representing a beneficial interest in the origination trust relating solely to the assets allocated to the Transaction SUBI, which are the leases and related vehicles related to this transaction. The Transaction SUBI Certificate will be transferred by the depositor to the issuing entity at the time the issuing entity issues the notes. The Transaction SUBI Certificate is not offered under this prospectus.

The Transaction SUBI Certificate will evidence a beneficial interest, not a direct ownership interest, in the related assets allocated to the Transaction SUBI. The Transaction SUBI Certificate will not evidence an interest in any assets of the origination trust other than those assets, and payments made on or in respect of any other origination trust assets will not be available to make payments on the notes. By holding the Transaction SUBI Certificate, the issuing entity is entitled to receive an amount equal to all payments made on or in respect of the assets included in the Transaction SUBI.

The Leases and the Leased Vehicles

The leased vehicles allocated to the Transaction SUBI are [new, CPO and used] automobiles, sport utility vehicles and luxury vehicles titled in the name of the origination trust. The leases to be allocated to the Transaction SUBI are the related retail closed-end motor vehicle lease contracts that were originated by Centers. The leases provide for substantially equal monthly payments (unless the lease is a single payment lease) that amortize a “capitalized cost” (which may exceed the manufacturer’s suggested retail price or “MSRP”) to a contractual residual value of the related leased vehicle established by the servicer at the time of origination of the lease.

The “securitization value” of each Included Unit will be (a) as of the close of business on the cut-off date or any date other than the maturity date of the related lease, the sum of (i) the present value (calculated using a discount rate equal to the securitization rate) of the aggregate scheduled payments remaining on the lease (including scheduled payments due but not yet paid) and (ii) the present value (calculated using a discount rate equal to the securitization rate) of the base residual value of the leased vehicle and (b) as of the maturity date of the related lease, the base residual value of the related vehicle; provided, however, that the securitization value of a Terminated Unit is equal to zero.

The “base residual value” for each leased vehicle related to an Included Unit is the lowest of (i) the ALG at Inception of the related vehicle, (ii) the ALG Mark to Market Residual of the related vehicle and (iii) the contractual residual value established by the servicer at the time the related lease was originated or as may be subsequently revised in connection with an extension in accordance with the customary servicing practices.

“ALG at Inception” means, with respect to any lease, a residual value estimate for a typical lease contract term, as defined in the customary servicing practices, produced by Automotive Lease Guide either at the time the related lease was originated or the first available residual value estimate produced by Automotive Lease Guide after the related lease was originated, giving only partial credit or no credit to those options that add little or no value to the resale price of the related vehicle. “ALG Mark to Market Residual” means, with respect to any vehicle, the residual value estimate for the relevant model and year of such vehicle, the contractual mileage and the expiration date of the related lease, giving only partial credit or no credit to those options that add little or no value to the resale price of the vehicle, as published in the Automotive Lease Guide as of [_________] 20[__].

STATISTICAL INFORMATION

The statistical information in this prospectus is based on a [statistical] portfolio of leases and leased vehicles as of the close of business on [__________][__], 20[__], which we refer to as the “[statistical] cut-off date”.

[As of the close of business on the statistical cut-off date, the leases and the related leased vehicles in the statistical lease portfolio had an aggregate securitization value of $[•]. The portfolio of leases and related leased vehicles to be allocated to the Transaction SUBI on the closing date will be selected from (i) leases and related leased vehicles in the statistical lease portfolio (ii) leases and related leased vehicles originated after the statistical cut-off date and/or (iii) leases and related leased vehicles originated prior to the statistical cut-off date but that were not included in the statistical lease portfolio, which, in each case, satisfy the criteria set forth under “Description of the Transaction Documents—Representations and Warranties” as of the cut-off date (or such other date as may be set forth therein), but such variance is not expected to be material.]

[As of the close of business on the cut-off date, the leases and related leased vehicles had an aggregate securitization value of $[•].]

[The characteristics of the leases and related leased vehicles to be allocated to the Transaction SUBI as of the closing date may vary somewhat from the characteristics of the leases and related leased vehicles described in this prospectus as of the [statistical] cut-off date, although such variance is not expected to be material. The issuing entity has provided asset-level information as of the cut-off date with respect to the leases and related leased vehicles on Form ABS-EE. See “The Leases—Asset Level Information” in this prospectus.]

The leases and the related leased vehicles in the [statistical] lease portfolio described in this prospectus had the following characteristics on the [statistical] cut-off date:

•	an aggregate securitization value of $[•] of which $[•] (approximately [•]%) represented the discounted base residual values of the leased vehicles;

•	a weighted average original lease term of approximately [•] months; and

•	a weighted average remaining lease term of approximately [•] months.

Approximately [•]% of the leases and leased vehicles in the [statistical] lease pool as of the [statistical] cut-off date consist of single payment leases.

For more information about the leases and leased vehicles to be allocated to the Transaction SUBI, see “The Leases” in this prospectus.

The “securitization rate” for any lease and the related leased vehicle is the annualized rate equal to the greater of (i) [•]% and (ii) the annual rate of finance charges used to determine the lease payment stated in the related lease agreement.

[Insert information on the nature of any exceptions made to the underwriting criteria, if any, and provide data regarding the number of such leases that represent an exception to the underwriting criteria in the lease pool.]

LEASE REPRESENTATIONS AND WARRANTIES

The seller will make certain representations and warranties regarding the characteristics of the leases and related leased vehicles as of the cut-off date. A breach of these representations may, subject to certain conditions, result in the seller being obligated to reallocate the lease and related leased vehicle to the UTI or another SUBI. See “Description of the Transaction Documents—Representations and Warranties.” This reallocation obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by the seller of those representations and warranties.

In addition to the purchase of the Transaction SUBI from the issuing entity in connection with the depositor’s exercise of its “optional purchase” option as described above under “—Principal and Interest—Optional Redemption of the Notes,” the beneficial interest in any affected leases and related leased vehicles must be reallocated from the Transaction SUBI by the servicer in connection with the grant of a postmaturity term extension with respect to a lease, as described under “ Description of the Transaction Documents—Representations and Warranties” in this prospectus.

Review of Asset Representations

As more fully described in “Description of the Transaction Documents—Asset Representations Review” in this prospectus, if the aggregate securitization value of leases allocated to the Transaction SUBI that are 60 or more days delinquent a specified threshold, then investors holding at least 5% of the aggregate outstanding principal amount of the notes may elect to initiate a vote to determine whether the asset representations reviewer will conduct a review. If investors representing at least a majority of the voting investors vote in favor of directing a review, then the asset representations reviewer will perform a review of specified delinquent leases for compliance with the representations and warranties made by the seller. See “Description of the Transaction Documents—Asset Representations Review” in this prospectus.

PRIORITY OF PAYMENTS

On each payment date, except after acceleration of the notes after an event of default, the indenture trustee will make the following payments and deposits from available funds in the collection account (including funds, if any, deposited into the collection account from the reserve account to the extent described under “Description of the Transaction Documents—The Accounts” in this prospectus) in the following amounts and order of priority:

•	first, to the servicer (or any predecessor servicer, if applicable), for reimbursement of all outstanding advances, if any;

•	second, to the servicer, the servicing fee, together with any unpaid servicing fees in respect of one or more prior collection periods, and any investment earnings (net of investment losses and expenses);

•	third, pro rata to the indenture trustee, the owner trustee, the asset representations reviewer and the origination trustee, any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior collection periods) due and payable under the transaction documents; provided, that such accrued and unpaid fees, expenses and indemnification amounts payable (A) to the indenture trustee pursuant to this clause third may not exceed, in the aggregate, $[•] per annum, (B) to the owner trustee pursuant to this clause third may not exceed, in the aggregate, $[•] per annum, (C) to the origination trustee pursuant to this clause third may not exceed, in the aggregate, $[•] per annum and (D) to the asset representations reviewer pursuant to this clause third may not exceed, in the aggregate, $[•] per annum; provided further that if the accrued and unpaid fees, expenses and indemnification amounts payable to any of the indenture trustee, the owner trustee, the asset representations reviewer or the origination trustee exceeds such cap, such trustee will receive any unused amount of the other trustees’ cap up to an amount not to exceed, in the aggregate, $[•] per annum on the payment date occurring in December of each calendar year;

•	fourth, to the [Class A] noteholders, the accrued [Class A] note interest (as further described under “Description of the Transaction Documents—Priority of Payments”); provided, that if there are not sufficient funds available to pay the entire amount of accrued interest on the [Class A] notes, the amounts available will be applied to the payment of such interest on a pro rata basis based on the amount of interest owing;

•	fifth, to the principal distribution account, [the First Allocation of Principal][the principal distribution amount], if any;

[•	sixth, to the Class B noteholders, the accrued Class B note interest (as further described under “Description of the Transaction Documents—Priority of Payments”);]

[•	seventh, to the principal distribution account, [the Second Allocation of Principal, if any;]

•	[eighth], to the reserve account, any additional amount required to increase the amount in the reserve account up to the specified reserve account balance;
•	[ninth, to the noteholders, the Regular Allocation of Principal, if any;]

•	[tenth], pro rata, to the owner trustee, the indenture trustee and the origination trustee, accrued and unpaid fees, expenses and indemnification amounts due and payable under the transaction documents which have not been previously paid pursuant to clause third due solely to the per annum limitation set forth therein; and

•	[eleventh], [to the certificateholders, pro rata, based on the percentage interest of each certificateholder or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders, any funds remaining][to or at the written direction of the certificateholders].

The [First Allocation of Principal, Second Allocation of Principal and Regular Allocation of Principal][principal distribution amount] will be paid to the holders of the notes as described under “The Notes—Payments of Principal” in this prospectus.

Amounts deposited in the principal distribution account will be paid to the noteholders of the notes as described under “The Notes—Payments of Principal.”

For a description of the priority of payments after an event of default under the indenture occurs and the notes are accelerated, see “The Indenture—Priority of Payments May Change Upon an Event of Default.”

CREDIT ENHANCEMENT

The credit enhancement provides protection for the notes against losses and delays in payment with respect to the Included Units or other shortfalls of cash flow. The credit enhancement for the notes will be [the reserve account,] [overcollateralization,] [excess spread] [and, in the case of the Class A notes, subordination of certain payments as described below]. If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later final scheduled payment date generally will bear a greater risk of loss than notes having an earlier final scheduled payment date. See also “Risk Factors—The issuing entity has issued multiple classes of notes, and your notes may be more sensitive to losses, be affected by conflicts of interest between classes and have reduced liquidity or voting power because of an unknown [allocation or] retention of notes— Subordination of certain classes of notes means that those classes are more sensitive to losses on the Included Units and your share of losses may not be proportional” and “Description of the Transaction Documents—Priority of Payments” in this prospectus.

The credit enhancement for the notes will be as follows:

Class A notes:	[Subordination of payments on the Class B notes,] overcollateralization, the reserve account [and excess spread].

[Class B notes:	Overcollateralization, the reserve account [and excess spread].]

[Subordination of Payments on the Class B Notes

As long as the Class A notes remain outstanding, payments of interest on any payment date on the Class B notes will be subordinated to payments of interest on the Class A notes and certain other payments on that payment date (including principal payments of the Class A notes in specified circumstances), and payments of principal of the Class B notes will be subordinated to all payments of principal and interest on the Class A notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture, the priority of these payments will change. For a description of these changes in priority, see “—Interest and Principal—Payment of Principal and Interest after an Event of Default” above and “The Indenture—Priority of Payments May Change Upon an Event of Default.”]

Reserve Account

On the closing date, the depositor will deposit from the proceeds of the sale of the notes an amount equal to at least [ ]% of the aggregate securitization value as of the cut-off date. Collections on the Included Units and other available funds, to the extent available after payments and deposits of higher priority are made, will be added to the reserve account on each payment date until the amount on deposit in the reserve account is equal to the specified reserve account balance (as described below).

On each payment date, after giving effect to any withdrawals from the reserve account, if the amount of cash on deposit in the reserve account is less than the specified reserve account balance (as described below), the deficiency will be funded by the deposit of available funds in accordance with the priority of payments described above until the amount on deposit in the reserve account equals the specified reserve account balance. The “specified reserve account balance” will be, on any payment date, at least [ ]% of the aggregate securitization value as of the cut-off date.

On each payment date, the indenture trustee will withdraw funds from the reserve account to cover any shortfalls in the amounts required to be paid on that payment date with respect to clauses first through [seventh] under “—Priority of Payments” above.

Overcollateralization

Overcollateralization represents the amount by which the aggregate securitization value exceeds the aggregate outstanding principal amount of the notes. Overcollateralization means that there will be additional assets generating collections that will be available to cover credit losses and residual losses on the leases and related leased vehicles allocated to the Transaction SUBI. The initial amount of overcollateralization [on the closing date] will be approximately [•]% of the aggregate securitization value as of the cut-off date [and is expected to build to an overcollateralization amount on each payment date equal to [the greater of][the sum of] (a)[(i) for each payment date on or prior to the payment date on which the Class [•] notes are paid in full,] [•]% of the securitization value as of the last day of the related collection period [and (ii) for each payment date after the payment date on which the Class [•] notes are paid in full, [•]% of the securitization value as of the last day of the related collection period] and (b)[•]% of the [sum of (x) the] securitization value as of the [initial cut-off date plus (y) the aggregate securitization value of all subsequent leases and related lease vehicles as of the applicable subsequent] cut-off date]] (the “overcollateralization amount”). See “Description of the Transaction Documents—Overcollateralization” in this prospectus.

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

[Excess Spread

The aggregate interest component of the lease payments that is expected to be paid by the lessees in respect of the leases to be allocated to the Transaction

SUBI is expected to be greater than is necessary to pay the sum of the amounts payable under the priority of payments with higher priority than principal. Any such excess amounts will serve as additional credit enhancement. For more information regarding the use of excess spread as credit enhancement for the notes, you should refer to “Description of the Transaction Documents—Excess Spread” in this prospectus.]

TAX STATUS

On the closing date, Mayer Brown LLP, special federal tax counsel to the depositor, will deliver its opinion, subject to the assumptions and qualifications therein, to the effect that, for United States federal income tax purposes, (a) the issuing entity will not be classified as an association or a publicly traded partnership, in each case, taxable as a corporation, and (b) the offered notes (other than notes, if any, owned by: (i) the issuing entity or a person considered to be the same person as the issuing entity for United States federal income tax purposes, (ii) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for United States federal income tax purposes), (iii) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (iv) a disregarded entity owned directly or indirectly by a person described in preceding clause (ii) or (iii)) will be treated as debt for United States federal income tax purposes.

Each noteholder of an offered note, by acceptance of such offered note, will agree to treat such offered note as debt for United States federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the United States federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

See “Material Federal Income Tax Consequences” in this prospectus.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the considerations described in “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus, the offered notes may be purchased by employee benefit plans and other retirement accounts. An employee benefit plan, any other retirement plan and any entity deemed to hold “plan assets” of any employee benefit plan or other plan should consult with its counsel before purchasing the offered notes.

See “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus.

[MONEY MARKET INVESTMENT

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class  A-1 notes, you or your advisor should consider these requirements before making a purchase.]

CREDIT RISK RETENTION

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), PFS, as sponsor, is required to retain an economic interest in the credit risk of the leases and related leased vehicles to be allocated to the Transaction SUBI, either directly or through a majority-owned affiliate. PFS intends to satisfy this obligation through the retention by one or more of its majority-owned affiliates of [a combination of] an [“eligible vertical interest”] [and] [an “eligible horizontal residual interest ”] [and] [a “risk retention reserve account”] in an [aggregate] amount equal to at least 5% of [the fair value, as of the closing date, of] all of the notes and certificates to be issued by the issuing entity on the closing date.

[Insert description of any retained notes.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[Retained vertical interest: The eligible vertical interest retained by the depositor will take the form of [at least [•]% of each class of notes and certificates issued by the issuing entity][a single vertical security], though the depositor may retain more than [•]%, of one or more classes of notes or certificates. As of the closing date, PFS expects that the certificates will have a face amount of $[______], which is equal to approximately [___]% of the aggregate securitization value as of the closing date. The material terms of the notes are described in this prospectus under “The Notes”.]

[Retained horizontal interest: The retained eligible horizontal residual interest retained will take the form of the issuing entity’s certificates. PFS expects the issuing entity’s certificates and the notes to have a fair value of between $[•] and $[•] and the issuing entity’s certificates to have a fair value of between $[•] and $[•], which is between [•]% and [•]% of the fair value, as of the closing date, of all of the notes and certificates to be issued by the issuing entity on the closing date. [The certificate represents 100% of the beneficial interest in the issuing entity.] PFS will recalculate the fair value of the notes and the issuing entity’s certificates following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described below under “The Sponsor—Credit Risk Retention.” For a description of the valuation methodology used to calculate the [range of] fair values of the notes and certificates and of the eligible horizontal residual interest set forth in the second preceding sentence, see “The Sponsor—Credit Risk Retention” in this prospectus. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Issuing Entity—Capitalization and Liabilities of the Issuing Entity.”]

[In addition, the depositor or an affiliate thereof may retain some or all of one or more classes of notes.]

[Either of PFS or the depositor may transfer all or a portion of [the “eligible vertical interest” to PFS or] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of PFS [on or] after the closing date.]

[Risk Retention Reserve Account: On or prior to the closing date, the [issuing entity] will establish a risk retention reserve account for the benefit of the noteholders. The risk retention reserve account will be funded on the closing date by the retention of a portion of the purchase price for the notes in an amount equal to $[____]. To the extent that funds from principal and interest collections on the leases are not sufficient to pay the amounts that are prior to the deposits into the reserve account as described under “Description of the Transaction Documents—Priority of Payments” in this prospectus, the amount previously deposited in the risk retention reserve account will provide an additional source of funds for those payments; provided, however, that available funds from the risk retention reserve account may not be used to pay the servicing fee so long as PFS or an affiliate is the servicer or to reimburse for advances.]

See “The Sponsor—Credit Risk Retention” in this prospectus.

[EU SECURITIZATION REGULATION AND UK SECURITIZATION FRAMEWORK

None of PFS, the seller, the depositor, the servicer, the sponsor, the underwriters, the other parties to the transaction described in this prospectus, or any of their respective affiliates, will undertake, or intends, to retain a material net economic interest in such transaction in a manner that would satisfy the requirements of (i) Regulation (EU) 2017/2402 (as amended, the “EU Securitization Regulation”) or (ii) the framework for the regulation of securitization in the United Kingdom (the “UK”) set out in the Securitisation Regulations 2024 (as amended), together with (i) the securitisation sourcebook of the handbook of rules and guidance adopted by the UK Financial Conduct Authority, (ii) the Securitisation Part of the rulebook of published policy of the Prudential Regulation Authority of the Bank of England and (iii) relevant provisions of the Financial Services and Markets Act 2000 (as amended) (collectively, the “UK Securitization Framework”). Furthermore, no such person will undertake, or intends, in connection with such transaction, to take any other action or refrain from taking any action to facilitate or enable compliance by any investor with the requirements of the EU Securitization Regulation or the UK Securitization Framework, or by any person with the requirements of any other law or regulation now or hereafter in effect in the European Union (the “EU”), any member state of the European Economic Area (the “EEA”) or the UK, in relation to risk retention, due diligence and monitoring, transparency, credit granting standards or any other conditions with respect to investments in securitization transactions.

The arrangements described under “The Sponsor—Credit Risk Retention” have not been structured with the objective of enabling or facilitating compliance with the requirements of the EU Securitization Regulation or the UK Securitization Framework by any person.

Failure by an investor that is subject to the due diligence requirements of the EU Securitization Regulation or the UK Securitization Framework to comply with such requirements, in either case with respect to an investment in the notes, may result in the imposition of a penalty regulatory capital charge on such investment or other regulatory sanctions and/or remedial measures being imposed or taken by such investor’s relevant regulatory authority.

Consequently, the notes may not be a suitable investment for investors that are subject to the EU Securitization Regulation or the UK Securitization Framework. As a result, the price and liquidity of the notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are encouraged to consult with their own investment and legal advisors regarding the scope and application of, and compliance with, the EU Securitization Regulation, the UK Securitization Regulation or other applicable regulations and the suitability of the notes for investment.

For further information, see “Legal Investment—Requirements for Certain European Regulated Investors, UK Regulated Investors and Affiliates”.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

CERTAIN VOLCKER RULE CONSIDERATIONS

The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

RATINGS

The depositor expects that the offered notes will receive credit ratings from two credit rating agencies hired by the sponsor to rate the offered notes (the “Hired Agencies”).

Although the Hired Agencies are not contractually obligated to monitor the ratings on the notes, we believe that the Hired Agencies will continue to monitor the transaction while the notes are outstanding. The Hired Agencies’ ratings on the notes may be lowered, qualified or withdrawn at any time. In addition, a rating agency not hired by the sponsor to rate the transaction or a particular class of notes may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies. A rating is based on each rating agency’s independent evaluation of the assets allocated to the Transaction SUBI and the availability of any credit enhancement for the notes.

A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. See “Risk Factors—The characteristics, servicing and performance of the leases and related leased vehicles allocated to the Transaction SUBI could result in delays in payment or losses on your notes—The ratings of the notes may be withdrawn or lowered, the notes may receive an unsolicited rating or the rating agencies may be perceived as having a conflict of interest, which may have an adverse effect on the liquidity or the market price of the notes” in this prospectus.

REGISTRATION UNDER THE SECURITIES ACT

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the registrant requirements contained in General Instruction I.A.1 to Form SF-3.

[SUMMARY OF RISK FACTORS]2

The notes are subject to certain risks that you should consider before making a decision to purchase any notes. This summary is included to provide an overview of the potential risks. It does not contain all of the information regarding the risks that you should consider in making your decision to purchase any notes. To understand these risks fully, you should read “Risk Factors” beginning on page [•].

Risks Relating to the Characteristics, Servicing and Performance of the Leases and Related Leased Vehicles Allocated to the Transaction SUBI Could Result in Delays in Payment or Losses on your Notes.

•	The geographic concentration of the lessees on the leases allocated to the Transaction SUBI and varying economic circumstances may increase the risk of losses or reduce the return on your notes.
•	The impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.
•

The residual value of leased vehicles may be adversely affected by discount pricing incentives, marketing incentive programs, recalls, used car market factors and other market factors, which may result in losses on your notes.

•	Vehicle recalls and other quality issues may have an adverse effect on the Included Units and the payments and timing of returns on your notes.
•	The concentration of leased vehicles to particular models could negatively affect your notes.
•	Increased vehicle turn-in rates may increase losses on your notes.
•	Vicarious tort liability may result in a loss on the notes.
•

CPO [,][and] used [and electric] vehicles allocated to the Transaction SUBI may incur higher losses than new vehicles [and vehicles with internal combustion engines], and market factors may reduce the value of CPO [,][and] used [and electric] vehicles, which could result in losses on your notes.

•	The servicer’s discretion over the servicing of the leases and disposition of the leased vehicles may impact the amount and timing of funds available to make payments on the notes.
•	Credit scores and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the leases.
•

[This prospectus provides information regarding the leases and related leased vehicles as of the statistical cut-off date, which may differ from the characteristics of the leases and related leased vehicles as of the cut-off date.

•	Because the notes are in book-entry form, your rights can only be exercised indirectly.
•	The notes may not be a suitable investment for you.
•

The ratings of the notes may be withdrawn or lowered, the notes may receive an unsolicited rating or the rating agencies may be perceived as having a conflict of interest, which may have an adverse effect on the liquidity or the market price of the notes.

•

Returns on your investment in the notes may be reduced by prepayments on the leases, events of default, optional redemption of the notes or reallocation of leases and related leased vehicles from the Transaction SUBI.

Risks Relating to the Limited Nature of the Issuing Entity’s Assets.

•	You must rely for repayment only upon the issuing entity’s assets which may not be sufficient to make full payments on your notes.
•	You may experience a loss if defaults on the leases or residual value loss exceeds the available credit enhancement or cash flow enhancement.
•	You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated.
•	Reallocation obligations are limited, and do not protect the issuing entity from all risks that could impact the performance of the leases.
•	Your notes may not be repaid on their final scheduled payment date, and failure to pay principal on your notes will not constitute an event of default until the final scheduled payment date.
•	Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes.

2 Summary of Risk Factors to be included if the Risk Factors exceed 15 pages.

Risks Relating to the Servicer, its Affiliates or other Transaction Parties.

•	Adverse legal or regulatory developments with respect to PFS or its affiliates could have an adverse effect on your notes.
•

Adverse events with respect to PFS, its affiliates or third party providers to whom PFS outsources its activities could affect the timing of payments on your notes or adversely affect the market value or liquidity of your notes.

•	A security breach or a cyber-attack affecting PFS could adversely affect PFS’ business, results of operations and financial condition, which could have an adverse effect on your notes.
•

PFS’ data practices, including the collection, use, sharing, and security of personal and financial information of PFS’ customers, employees, and third-party individuals, are subject to increasingly complex, restrictive, and punitive laws and regulations.

•	Commingling of assets by the servicer could reduce or delay payments on the notes.
•	You may experience delays or reduction in payments on your notes following a servicer replacement event and replacement of the servicer.

Risks Relating to Macroeconomic, Regulatory or Other External Factors.

•	Recent and future economic developments may adversely affect the performance of the leases and related leased vehicles and may result in reduced or delayed payments on your notes.
•	Failure to comply with consumer protection laws may result in losses on your notes.
•	The application of the Servicemembers Civil Relief Act and similar state laws may lead to delays in payment or losses on your notes.
•

Federal or state regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

•	Bankruptcy of the seller or the depositor could result in delays in payments or losses on your notes.
•	Bankruptcy of the issuing entity could result in delays in payments or losses on your notes.
•	Financial market disruptions, including as a result of global events, and the absence of a secondary market for the notes could limit your ability to resell your notes.

Risks Relating to the Issuance of Multiple Class of Notes[, an Unknown Allocation of Notes] or Retention of Notes.

•	Subordination of certain classes of notes means that those classes are more sensitive to losses on the Included Units and your share of losses may not be proportional.
•	[There may be a conflict of interest among classes of notes.
•

[The failure to pay interest on the subordinated classes of notes is not an event of default, and the failure to make principal payments on any notes will generally not result in an event of default until the applicable final scheduled payment date.

•

The market value, liquidity and voting power of your notes may be adversely impacted by retention of the notes by the depositor or its affiliates [or by the unknown aggregate initial principal amount of the notes] [and the unknown allocation of Class A-2 notes]

[Risks Relating to the Issuance of a Floating Rate Class of Notes and the Uncertainty Regarding [the SOFR Rate][Insert Other Benchmark Rate].

•	[SOFR][Insert Other Benchmark Rate] is a relatively new reference rate and its composition and characteristics are not the same as [LIBOR][SOFR].
•	[Any failure of [SOFR][Insert Other Benchmark Rate] to gain market acceptance could adversely affect the Class A-2b notes.]
•	[A decrease in SOFR, including a negative [SOFR Rate][Insert Other Benchmark Rate], would reduce the rate of interest on the Class A-2b notes.]
•

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps or interest rate caps and you may suffer losses on your notes if interest rates rise.]

•	[Risks related to [Compounded] SOFR.]
•	[Changes to or elimination of SOFR or the determinations made by the administrator may adversely affect the Class A-2b notes.]

Risks Relating to Certain Tax Aspects relating to the Issuing Entity and the Notes.

•	There is a risk of a taxable deemed exchange of notes if the transaction documents are amended.
•	[One or more classes of notes may be issued with original issue discount for federal tax purposes.]
•	Non-U.S. persons investing in notes could be treated as engaged in a U.S. trade or business for U.S. federal income tax purposes on account of their own activities.

RISK FACTORS

An investment in the notes involves significant risks. Before you decide to invest, we recommend that you carefully consider the following risk factors.

THE CHARACTERISTICS, SERVICING AND PERFORMANCE OF THE LEASES AND RELATED LEASED VEHICLES ALLOCATED TO THE TRANSACTION SUBI COULD RESULT IN DELAYS IN PAYMENT OR LOSSES ON YOUR NOTES.

The geographic concentration of the lessees on the leases to be allocated to the Transaction SUBI and varying economic circumstances may increase the risk of losses or reduce the return on your notes.

The concentration of the lessees on the leases allocated to the Transaction SUBI in specific geographic areas may increase the risk of loss. A deterioration in economic conditions regardless of reason, a natural or manmade disaster, extreme weather conditions (including an increase in the frequency of extreme weather conditions as a result of climate change), public health concerns (including pandemics), the impact of trade policy (including the imposition of tariffs and any retaliatory tariffs) or civil unrest in the states where lessees reside could adversely affect the ability and willingness of lessees to meet their payment obligations under the leases and the ability to sell or dispose of the related specified vehicles for an amount at least equal to their expected residual values, and may consequently adversely affect the delinquency, default, loss and repossession experience of the issuing entity with respect to the leases and the related leased vehicles of lessees in such states. See “—Macroeconomic, regulatory and other external factors could result in losses on your notes or reduce the market value or liquidity of your notes —Recent and future economic developments may adversely affect the performance of the leases and related leased vehicles and may result in reduced or delayed payments on your notes.” As a result, you may experience payment delays and losses on your notes. An improvement in economic conditions could result in prepayments by the lessees of their payment obligations under the leases. As a result, you may receive principal payments of your notes earlier than anticipated. No prediction can be made and no assurance can be given as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the leases allocated to the Transaction SUBI. See “—Returns on your investment in the notes may be reduced by prepayments on the leases, events of default, optional redemption of the notes or reallocation of leases and related leased vehicles from the Transaction SUBI.”

As of the [statistical] cut-off date, [based on the billing address of the lessee], Units representing approximately [ ]%, [ ]%, [ ]%, [ ]% and [ ]% of the lease contracts in the statistical lease portfolio (by aggregate Securitization Value of the leases and related leased vehicles in the statistical lease portfolio as of the [statistical] cut-off date) were located in [    ], [    ], [    ], [    ] and [    ], respectively. No other state accounts for more than [5.00]% of the aggregate Securitization Value of the statistical lease portfolio as of the [statistical] cut-off date. Because of the concentration of lessees in certain states, any adverse economic factors, natural or manmade disasters, extreme weather conditions (including an increase in the frequency of extreme weather conditions as a result of climate change), public health concerns (including pandemics) or civil unrest in those states may have a greater effect on the performance of the leases than if the concentration did not exist, which may result in a greater risk of loss on your notes. In particular, there have been predictions that climate change may lead to an increase in the frequency of natural disasters and extreme weather conditions, with certain states bearing a greater risk of the adverse effects of climate change, which could increase the risks related to geographic concentration of lessees on the leases to be allocated to the Transaction SUBI.

The impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.

The effects of climate change such as natural disasters or extreme weather conditions (including any predicted increase in the frequency and range of natural disasters and extreme weather conditions as a result of climate change) in the locations where lessees work or reside could adversely affect the ability and willingness of lessees to meet their payment obligations under the leases and may consequently adversely affect the delinquency, default, loss and repossession or prepayment experience of the issuing entity with respect to the leases and the related leased vehicles in such states. See “—The geographic concentration of the lessees on the leases to be allocated to the Transaction SUBI and varying economic circumstances may increase the risk of losses or reduce the return on your notes.” Further, the pricing of CPO and used vehicles is affected by, among other factors, consumer preferences, which may be impacted by consumer perceptions of climate change and consumer efforts to mitigate or reduce climate change-related events by purchasing vehicles that are viewed as more fuel efficient (including vehicles powered primarily or solely through electricity) or legislation relating to emissions and fuel efficiency. An increase in the supply or a decrease in the demand for CPO and used vehicles may impact the residual value of the leased vehicles allocated to the Transaction SUBI. See “—CPO [,][and] used [and electric] vehicles allocated to the Transaction SUBI may incur higher losses than new vehicles [and vehicles with internal combustion engines], and market factors may reduce the value of CPO [,][and] used [and electric] vehicles, which could result in losses on your notes.”

Further, the implementation of new or revised laws or regulations designed to address or mitigate the potential impacts of climate change (including laws which may adversely impact the auto industry in particular as a result of efforts to mitigate the factors contributing to climate change) could have a significant impact on the servicer, the sponsor, the depositor and the issuing entity (including as a result of an adverse impact generally on the auto finance and resale markets) and could adversely affect the timing and amount of payments on your notes. See “—Adverse events affecting the servicer, its affiliates or other transaction parties could result in losses on your notes or reduce the market value or liquidity of your notes—Adverse legal or regulatory developments with respect to PFS or its affiliates could have an adverse effect on your notes” and “—Adverse events affecting the servicer, its affiliates or other transaction parties could result in losses on your notes or reduce the market value or liquidity of your notes—Adverse events with respect to PFS, its affiliates or third party providers to whom PFS outsources its activities could affect the timing of payments on your notes or adversely affect the market value or liquidity of your notes.”

Consequently, the impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.

The resale value of leased vehicles may be adversely affected by discount pricing incentives, marketing incentive programs, recalls, used car market factors and other market factors, which may result in losses on your notes.

Historical residual value loss experience on leased vehicles is partially attributable to the introduction and pricing of new vehicle models. For instance, the introduction of a new model by Porsche may impact the resale value of the existing portfolio of similar model types. Discount pricing incentives or other marketing incentive programs on new vehicles by Porsche or by its competitors that effectively reduce the prices of new vehicles may have the effect of reducing demand by consumers for CPO and used vehicles. Further, Porsche may from time to time introduce marketing incentive programs that reduce the prices of new vehicles. Decisions by Porsche with respect to new vehicle production, pricing and incentives may affect CPO and used vehicle prices, particularly those for the same or similar models. For instance, introduction of a new model with additional equipment not reflected in the manufacturer’s suggested retail price may impact the resale value of the existing portfolio of similar model types. The reduced demand for CPO and used vehicles resulting from discount pricing incentives, other marketing incentive programs introduced by Porsche or any of its competitors or other market factors may reduce the prices consumers will be willing to pay for CPO and used vehicles, including leased vehicles to be allocated to the Transaction SUBI at the end of the related leases and thus reduce the resale value of such leased vehicles, particularly those for the same or similar models. In addition, to encourage lessees to enter into new financing transactions, Porsche may offer existing lessees a waiver of certain Excess Wear Charges that would otherwise be due under the terms of the lease (up to an established maximum). See “Origination and Servicing Procedures—Leased Vehicle Maintenance” in this prospectus. If any such charges are waived, they will not be available as Collections and the existence of the excess wear may have an adverse impact on the residual value of the related vehicle.

The pricing of CPO and used vehicles is affected by the supply and demand for those vehicles, which, in turn, is affected by consumer preferences (including preferences that may change quickly based on factors such as technological improvements, fuel costs, legislation relating to emissions and fuel efficiency, an actual or perceived increase in extreme weather or consumer perceptions of climate change and consumer efforts to mitigate or reduce climate change-related events by purchasing vehicles that are viewed as more fuel efficient (including vehicles powered primarily or solely through electricity)), economic factors, fuel costs, marketing incentives, the introduction and pricing of new vehicle models, vehicle recalls or other potential defects, service campaigns and other factors, including concerns about the viability of the related vehicle manufacturer, an actual failure or bankruptcy of the related vehicle manufacturer and/or other factors, including the certain vehicle quality issues or the discontinuation of vehicle models or brands. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. Decisions by a manufacturer with respect to new vehicle production, pricing and incentives may affect CPO and used vehicle prices, particularly those for the same or similar models. If programs are implemented by the United States government to stimulate the sale of new vehicles, this may have the effect of further reducing the values of CPO and used vehicles, resulting in increased losses upon disposition of leased vehicles that may result in losses on your notes. Further, the insolvency of a manufacturer or ratings downgrade of a manufacturer may negatively affect CPO and used vehicle prices for vehicles manufactured by that company. An increase in the supply or a decrease in the demand for CPO and used vehicles may impact the resale value of the leased vehicles related to the leases. Decreases in the value of those vehicles may, in turn, reduce the incentive of lessees to make payments on the leases and decrease the proceeds realized by the issuing entity from leased vehicles sold at the end of their lease term or repossessions of leased vehicles.

These and other factors that are beyond the control of the issuing entity, the depositor and the servicer could have a negative impact on the resale value of a vehicle. If the proceeds actually realized upon the sale of the leased vehicles allocated to the Transaction SUBI are substantially lower than the contract residual values that PFS originally established, you may suffer a loss on your investment in the notes.

The motor vehicle leasing industry has experienced historically elevated used car values starting in 2020, affecting residual value loss experience.

The actual sales proceeds realized with respect to the leased vehicles to be allocated to the Transaction SUBI may be lower than PFS’ historical residual value loss experience as set forth under “Delinquencies, Repossessions, Net Losses and Residual Value Loss Experience—Residual Value Loss Experience.” Residual value loss experience is affected by a number of social, economic and other factors, including changes in interest rates and unemployment levels, and there can be no assurance as to the level of future total delinquencies or the severity of future credit losses as a result of these factors. Most recently, the auto industry experienced historically elevated used car values in the period following the outbreak of Coronavirus Disease 2019 and in subsequent years. See also “—Macroeconomic, regulatory and other external factors could result in losses on your notes or reduce the market value or liquidity of your notes—Recent and future economic developments may adversely affect the performance of the leases and related leased vehicles and may result in reduced or delayed payments on your notes”. Accordingly, there is no guarantee that the leases to be allocated to the Transaction SUBI will realize similar residual values as set forth under “Delinquencies, Repossessions, Net Losses and Residual Value Loss Experience—Residual Value Loss Experience”.

Vehicle recalls and other quality issues may have an adverse effect on the Included Units and the payments and timing of returns on your notes.

From time to time, vehicle manufacturers or their suppliers may discover an element in a vehicle that might affect the safety or other features of the vehicle, including compliance with applicable safety or emissions standards or applicable U.S. customs rules. In such cases, the manufacturer, in consultation with the National Highway Traffic Safety Administration (“NHTSA”), the U.S. Environmental Protection Agency (the “EPA”), the California Air Resources Board (the “CARB”) and/or U.S. Customs and Border Protection (the “CBP”), as applicable, may recall the affected vehicles to perform a remedy. In certain limited cases, such recalls may give rise to the lessee having the right to rescind or terminate its lease.

In addition, recalls or other service campaigns could cause a temporary suspension of sales of the affected vehicles until completion of any necessary repairs, which may cause a delay of the timing of the sales of returned, repossessed or off-lease vehicles in the used car markets. Recalls or other quality issues may also cause a decrease in demand for the affected vehicles in the CPO and used vehicle market, which may cause a decline in values of those vehicles. Declines in values of CPO and used vehicles could cause an increase in credit losses. If any of these events materially affect collections on the leases and related leased vehicles allocated to the Transaction SUBI, you may experience delays in payments or principal losses on your notes if the available credit enhancement has been exhausted.

In August 2024, NHTSA published a supplemental initial decision that could result in a future recall of vehicles equipped with certain frontal driver and passenger air bag inflators manufactured by ARC Automotive Inc. and Delphi Automotive Systems LLC. The supplemental initial decision reiterated NHTSA’s earlier conclusion that those airbag inflators, and vehicles in which those inflators were installed, contain a defect related to motor vehicle safety. Following submission of written comments by PCNA and other motor vehicle and motor vehicle equipment manufacturers, in December 2024, NHTSA announced that it would conduct additional investigation of the issues related to the supplemental initial decision. That investigation is ongoing as of this date. If, following this investigation, NHTSA decides to proceed to a final decision ordering a recall of vehicles containing these inflators, certain of the leased vehicles related to the Included Units may be subject to such recall (depending on the final parameters of the potential recall and depending on the outcome of judicial challenges to the decision, if any). Investors should monitor news reports for further developments.

Further, vehicle recalls or other quality issues may affect the brand recognition and brand reputation of Porsche, which can cause a decrease in demand for Porsche vehicles in the CPO and used vehicle market, which may cause a decline in values of those vehicles. You may receive payments on your notes earlier than expected due to lessees turning in their vehicles as a result of a decline in the brand reputation of Porsche. See “—Returns on your investment in the notes may be reduced by prepayments on the leases, events of default, optional redemption of the notes or reallocation of leases and related leased vehicles from the Transaction SUBI.” A decline in the resale value of CPO and used vehicles could cause an increase in credit losses if such vehicles are repossessed or turned in. See “—CPO [,][and] used [and electric] vehicles allocated to the Transaction SUBI may incur higher losses than new vehicles [and vehicles with internal combustion engines], and market factors may reduce the value of CPO [,][and] used [and electric] vehicles, which could result in losses on your notes.”

The vehicles allocated to the Transaction SUBI may be the subject of existing or future vehicle recalls, service campaigns or warranty extensions. Lessees of leased vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, payments on their leases. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. If any of these events materially affect collections on the leases and related leased vehicles, you may experience delays in payments or principal losses on your notes. In addition, turn-in rates may be higher than expected if lessees turn in their vehicles due to concerns arising from a recall, regardless of whether such vehicle was affected by the recall. As a result, you may receive payment of principal on the notes earlier than you expected.

The concentration of leased vehicles to particular models could negatively affect your notes.

As of the [statistical] cut-off date, the [  ] and the [  ] models represent approximately [ ]% and [ ]%, respectively, of the lease contracts in the statistical lease portfolio (by aggregate Securitization Value of the leases and related leased vehicles in the statistical lease portfolio as of the [statistical] cut-off date). No other model accounts for more than [10.00]% of the aggregate Securitization Value of the statistical lease portfolio as of the [statistical] cut-off date. Any adverse change in the value of a specific model type (including due to a vehicle recall or other quality issues) would reduce the prices at which recalled or repossessed motor vehicles may be sold or delay the timing of those sales. As a result, you may incur a loss on your investment in the notes. See “—Vehicle recalls and other quality issues may have an adverse effect on the Included Units and the payments and timing of returns on your notes.”

Increased vehicle turn-in rates may increase losses on your notes.

Losses may be greater as vehicle turn-in rates upon the expiration of leases increase because sale prices will be dependent on the market value of such vehicles in the used car market. Under each lease, the lessee [and originating Center] may elect to purchase the related vehicle at the expiration of the lease for an amount generally equal to the stated contract residual value established at the inception of the lease. Lessees [and originating Centers] who decide not to purchase their related vehicles at lease expiration will expose the issuing entity to possible losses if the sale prices of such vehicles in the used car market are less than their respective contractual residual values. The level of turn-ins at termination of the leases could be affected by the convenience of the turn-in process generally, lessee views on vehicle quality, the relative attractiveness of new models available to the lessees, sales and lease incentives offered with respect to other vehicles (including those offered by PFS or its affiliates), the level of the purchase option prices for the related vehicles compared to new, CPO and used vehicle prices and economic conditions generally. The early termination of leases by lessees (including due to concerns arising from a vehicle recall, regardless of whether the related leased vehicle was affected by the recall) may affect the number of turn-ins in a particular month. If losses resulting from increased turn-ins exceed the credit enhancement available for the notes, you may suffer a loss on your investment in the notes.

CPO [,][and] used [and electric] vehicles allocated to the Transaction SUBI may incur higher losses than new vehicles [and vehicles with internal combustion engines], and market factors may reduce the value of CPO [,][and] used [and electric] vehicles, which could result in losses on your notes.

Some of the leased vehicles were CPO and used vehicles at the time when the applicable lessee entered into the lease. Because the value of a CPO and used vehicle may be more difficult to determine than that of a new vehicle, a greater loss may be incurred if a CPO and used vehicle must be repossessed or is turned in by the lessee and sold. See “The Leases—Composition of the Statistical Lease Portfolio as of the [Statistical] Cut-Off Date.”

Vehicles that are repossessed or turned in are typically sold to the dealer network or at vehicle auctions as CPO and used vehicles pursuant to customary servicing procedures. The pricing of CPO and used vehicles is affected by supply and demand for such vehicles, which in turn is affected by consumer tastes, economic factors, fuel costs, the introduction and pricing of new car models and other factors, such as the introduction of new vehicle sales incentives, legislation relating to emissions and fuel efficiency, the possibility of vehicle recalls or other quality issues affecting the related vehicle models or brands and other factors that are beyond the control of the issuing entity, the depositor or the servicer. Decisions by a manufacturer with respect to new vehicle production, pricing and incentives may affect CPO and used vehicle prices, particularly those for the same or similar models. Adverse conditions affecting one or more automotive manufacturers, including any that could result from vehicle recalls or other quality issues, may negatively affect CPO and used vehicle prices for vehicles manufactured by that company, as described under “—Vehicle recalls and other quality issues may have an adverse effect on the Included Units and the payments and timing of returns on your notes” above. In addition, the introduction of discount pricing incentives or other marketing incentive programs to encourage the purchase of new vehicles could result in reducing the demand for, and value of, CPO and used vehicles.

Consumer preferences relating to CPO and used vehicles can change rapidly and can be influenced by a variety of economic and social factors, such as the current or anticipated future costs of gasoline. Perceptions of the increased severity of the effects of climate change, particularly when combined with predictions that those effects may continue to grow and intensify in both the short and long term, could influence consumer efforts to mitigate or reduce climate change-related events by purchasing or leasing vehicles that are viewed as more fuel efficient (including vehicles powered primarily or solely through electricity). See “—The impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.”

A decrease in demand for CPO and used vehicles may adversely affect the resale value of repossessed or turned in vehicles, which in turn could result in increased losses on the related leased vehicles.

[Additionally, some of the leased vehicles allocated to the Transaction SUBI are electric vehicles. A decrease in fuel prices, or an increase in electricity costs (residential or commercial prices in kWh) or lack of sufficiently developed charging infrastructure for electric vehicles could disproportionately reduce the resale value of, and demand for, electric vehicles. A decrease in the demand for electric vehicles or a decline in the price at which an electric vehicle may be sold may adversely affect the resale value of repossessed or turned in electric vehicles. If the proceeds actually realized upon the sale of the leased vehicles allocated to the Transaction SUBI are substantially lower than the contract residual values that PFS originally established, you may suffer a loss on your investment in the notes.]

Vicarious tort liability may result in a loss on the notes.

Some states allow a party that incurs an injury involving a vehicle to sue the owner of the vehicle merely because of that ownership. As owner of the vehicles, the origination trust may be subject to these lawsuits. Most, but not all, states, however, either prohibit these vicarious liability suits against leasing companies or limit the lessor’s liability to the amount of liability insurance that the lessee was required to carry under applicable law but failed to maintain.

On August 10, 2005, President George W. Bush signed into law the Safe Accountable, Flexible, and Efficient Transportation Equity Act of 2005 (the “Transportation Act”), Pub. L. No. 109-59. The Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person will not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and

(ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act was effective upon enactment and applies to any action commenced on or after August 10, 2005. The Transportation Act is intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and it is expected that the Transportation Act should reduce the likelihood of vicarious liability being imposed on the origination trust. Most state and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that such laws are preempted with respect to cases commenced on or after August 10, 2005. While the vast majority of courts have concluded that the Transportation Act preempts state laws permitting vicarious liability, one New York lower court has reached a contrary conclusion in a case involving a leasing trust. This New York court concluded that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the preemption provision in the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the preemption provisions in the Transportation Act and the plaintiffs’ petition seeking review of the decision by the U.S. Supreme Court was denied. In 2010, a similar decision was issued by the U.S. Court of Appeals for the 8th Circuit. While the outcome in these cases upheld federal preemption under the Transportation Act, the outcome of any future cases remains uncertain at this time.

The servicer may, but is not required to, maintain liability insurance coverage on behalf of the origination trust. However, this coverage is subject to deductibles and claims could be imposed against the assets of the origination trust which could exceed that coverage. In the event the servicer fails to maintain this liability insurance coverage, the deductible is not satisfied or the insurance coverage protecting the origination trust is insufficient to cover, or does not cover, a material claim, that claim could be satisfied out of the proceeds of the leased vehicles and leases to be allocated to the Transaction SUBI and you could incur a loss on your investment.

For a discussion of the possible liability of the origination trust in connection with the use or operation of the leased vehicles, you should refer to “Additional Legal Aspects of the Leases and the Leased Vehicles—Vicarious Tort Liability” in this prospectus.

The servicer’s discretion over the servicing of the leases and disposition of the leased vehicles may impact the amount and timing of funds available to make payments on the notes.

Although the servicer is obligated to service the leases in accordance with its customary servicing practices, the servicer has broad discretion in servicing the leases, including the ability to grant payment extensions and deferrals and to determine the timing and method of collection (including whether or not to repossess the related leased vehicle) and liquidation procedures. The servicer, in its own discretion, may permit an extension on, or a deferral of, payments due or halt repossession activity on a case-by-case basis or more broadly in accordance with its customary servicing practices, for example, in connection with a natural disaster or public health emergency affecting a large group of lessees. See “Origination and Servicing Procedures” in this prospectus. Payment deferrals, extensions or other modifications to the leases or delays in initiating repossession activity may extend the maturity of the leases, increase the weighted average life of any class of notes and reduce the yield on your notes.

In addition, the customary servicing practices may change from time to time and those changes could reduce collections on the leases. Although the customary servicing practices at any time will apply to all leases serviced by the servicer, without regard to whether a lease and related leased vehicle has been allocated to the Transaction SUBI, the servicer is not obligated to maximize collections from the leases. Consequently, the manner in which the servicer exercises its servicing discretion or changes its customary practices could have an impact on the amount and timing of collections on the leases, which may impact the amount and timing of funds available to make payments on the notes.

In addition, supply chain issues related to the availability of new, CPO and used vehicles and the related fluctuating consumer demand for new, CPO and used vehicles may impact the resale value for returned and repossessed leased vehicles. If, for any reason, the servicer is (i) delayed in repossessing a vehicle, (ii) unable to sell returned or repossessed leased vehicles in a timely manner or (iii) unable to sell returned or repossessed leased vehicles for an amount greater than the stated residual value of such lease, you could experience increased losses on the related leases and your notes.

Credit scores and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the leases.

A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default on its payment obligations than a borrower with a lower score. Credit scores, including the credit score data presented in this prospectus, reflects credit scores for lessees obtained [at the time of acquisition from the originating Center of their leases], and do not account for changes in lessees’ credit profiles subsequent to the date as of which such scores are obtained or calculated. Consequently, information regarding credit scores for the lessees on the leases to be allocated to the Transaction SUBI as of the [statistical] cut-off date presented in “The Leases—Composition of the Statistical Lease Portfolio as of the [Statistical] Cut-Off Date” should not be relied upon as a basis for an expectation that a lease will be paid in accordance with its terms.

Historical loss and delinquency information set forth in this prospectus under “Delinquencies, Repossessions, Net Losses and Residual Value Loss Experience” was affected by several variables, including general economic conditions and market residual values, that are expected to differ in the immediate future, and are likely to differ in the longer term future. Consequently, the net loss experience calculated and presented in this prospectus with respect to the servicer’s managed portfolio of leases may not reflect actual experience with respect to the leases to be allocated to the Transaction SUBI. The servicer has experienced variability (including increases) in delinquencies and repossessions on its lease portfolio, which variability may continue. Further, the prices of CPO and used vehicles, including the prices at which the servicer is able to sell repossessed vehicles, are variable, and declines in CPO and used vehicle prices will result in increased credit losses on defaulted leases. In addition, future delinquency rates, rates of repossession, recovery rates or loss experience of the servicer with respect to the leases may be better or worse than that set forth in this prospectus with respect to the servicer’s managed portfolio.

In addition, the customary servicing practices have changed over time and may change from time to time in the future, and those changes could reduce collections on the leases to be allocated to the Transaction SUBI. As a result, the delinquency and credit loss experience presented in this prospectus with respect to the servicer’s managed portfolio of leases or the static pool information may not reflect actual experience with respect to the leases to be allocated to the Transaction SUBI. If the performance of the leases and related leased vehicles allocated to the Transaction SUBI is worse than expected, the timing and amount of payments on the notes could be adversely affected.

[This prospectus provides information regarding the leases and related leased vehicles as of the statistical cut-off date, which may differ from the characteristics of the leases and related leased vehicles as of the cut-off date.

This prospectus describes the characteristics of the leases and related leased vehicles as of the statistical cut-off date. The portfolio of leases and related leased vehicles to be allocated to the Transaction SUBI on the closing date may vary somewhat from the leases and related leased vehicles in the statistical pool described in this prospectus because the actual pool will be selected from (i) leases and related leased vehicles in the statistical pool, (ii) leases and related leased vehicles originated after the statistical cut-off date and/or (iii) leases and related leased vehicles originated prior to the statistical cut-off date but that were not included in the statistical pool, which, in each case, satisfy the eligibility criteria specified in the transaction documents as of the cut-off date. The leases and related leased vehicles allocated to the Transaction SUBI on the closing date may have characteristics that differ somewhat from the characteristics of the leases and related leased vehicles as of the statistical cut-off date described in this prospectus. The characteristics (as of the cut-off date) of the leases and related leased vehicles allocated to the Transaction SUBI on the closing date will not differ materially from the characteristics (as of the statistical cut-off date) of the leases and related leased vehicles described in this prospectus, and each lease must satisfy the eligibility criteria specified in the transaction documents. Further, the issuing entity has provided asset-level information as of the cut-off date with respect to the leases and related leased vehicles that will be allocated to the Transaction SUBI on the closing date on Form ABS-EE. See “The Leases—Asset Level Information” in this prospectus. If you purchase a note, you should review such asset-level information provided on Form ABS-EE and you should not assume that the characteristics of the leases transferred to the issuing entity on the closing date will be identical to the characteristics of the leases and related leased vehicles as of the statistical cut-off date described in this prospectus.]

Because the notes are in book-entry form, your rights can only be exercised indirectly.

Because the notes will be issued in book-entry form, you will be required to hold your interest in the notes through The Depository Trust Company in the United States or Clearstream Banking société anonyme [or the Euroclear System] (in Europe or Asia). Transfers of interests in the notes within The Depository Trust Company or Clearstream Banking société anonyme [or the Euroclear System] must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The notes will remain in book-entry form except in the limited circumstances described under the caption “The Notes—Book-Entry Registration.” Unless and until the notes cease to be held in book-entry form, neither the indenture trustee nor the owner trustee will recognize you as a “noteholder,” as such term is used in the indenture and the trust agreement except in the limited circumstances relating to an investor vote with respect to an asset representations review. Holding the notes in book-entry form could also limit your ability to pledge your notes to persons or entities that do not participate in The Depository Trust Company, Clearstream Banking société anonyme [or the Euroclear System] and to take other actions that require a physical certificate representing the note.

The notes may not be a suitable investment for you.

The notes are not a suitable investment for you if you require a regular or predictable schedule of payments. The notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, residual value, default and market risk, the tax consequences of an investment in the notes or payment on any specific date and the interaction of these factors.

The ratings of the notes may be withdrawn or lowered, the notes may receive an unsolicited rating or the rating agencies may be perceived as having a conflict of interest, which may have an adverse effect on the liquidity or the market price of the notes.

Ratings are not recommendations to buy, sell or hold the notes. Rather, ratings are an assessment by the applicable rating agency of the likelihood that any interest on a class of notes will be paid on a timely basis and that a class of notes will be paid in full by the final scheduled payment date for that class of notes. A rating agency may revise or withdraw its ratings at any time in its sole discretion, and the ratings of any notes may be lowered by a rating agency (including the Hired Agencies) following the initial issuance of the notes, including as a result of losses on the leases in excess of the levels contemplated by a rating agency at the time of its initial rating analysis or due to general adverse trends in the economy. Neither the depositor nor the sponsor nor any of their respective affiliates will have any obligation to take any action to maintain any ratings of the notes. If any rating with respect to the notes is revised or withdrawn, the liquidity or the market value of your notes may be adversely affected. Notes issued in connection with an asset-backed securitization program sponsored by the sponsor may be placed under review for downgrade or may be downgraded at any time by certain or all of the rating agencies hired to rate those notes.

It is possible that, on, prior to or after the closing date, a rating agency not hired by the sponsor to rate the transaction or a particular class of notes may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies. None of the sponsor, the depositor or any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus and you should consult with your financial and legal advisors regarding the impact of an unsolicited rating on any class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies, the liquidity or the market value of your notes may be adversely affected.

Further, it may be perceived that the Hired Agencies have a conflict of interest that may have affected the ratings assigned to the notes where, as is the industry standard and the case with the ratings of the notes, the sponsor, the depositor or the issuing entity pays the fees charged by the Hired Agencies for their rating services. The perceived conflict of interest may have an adverse effect on the market value of your notes and the ability to resell your notes.

Returns on your investment in the notes may be reduced by prepayments on the leases, events of default, optional redemption of the notes or reallocation of leases and related leased vehicles from the Transaction SUBI.

You may receive payments on your notes earlier or later than you expected, which may adversely affect your ability to reinvest amounts paid to you at a rate of return that is equal to or greater than the rate of return on your notes. The notes are not a suitable investment for you if you require a regular or predictable schedule of payments or payment on any specific date.

The amount of distributions of principal of your notes and the time when you receive those distributions depend in part on the rate of payments and losses relating to the leases and related leased vehicles. Prepayments, liquidations of the vehicles related to defaulted leases, reallocations of leases and the related vehicles from the Transaction SUBI that do not meet the eligibility criteria or events of default that result in an acceleration of payments on the notes will shorten the life of the notes to an extent that cannot be fully predicted. Further, the leases to be allocated to the Transaction SUBI may be prepaid, in full or in part, either voluntarily, including as a result of marketing programs introduced by Porsche, including the end of term lease loyalty program, or due to concerns arising from a vehicle recall (regardless of whether the related vehicle was affected by the recall), or as a result of defaults, theft of or damage to the related leased vehicles or for other reasons. Porsche’s end of term lease loyalty program offers incentives to lease new vehicles to lessees whose lease contracts are nearing expiration, which may include waiver of one or more monthly lease payments. As a result, the leases may be prepaid earlier than expected. Additionally, if the seller or the servicer is required to reallocate leases and related leased vehicles from the Transaction SUBI because of a breach of an applicable representation, warranty or covenant as described under “Description of the Transaction Documents—Representations and Warranties” payment of principal on the notes will be accelerated.

The depositor will also be permitted at its option to purchase the Transaction SUBI Certificate from the issuing entity when the then-outstanding aggregate note balance is less than or equal to [5][10]% of the aggregate initial note balance of the notes, which may require repayment of the notes prior to the expected principal payment date for one or more classes of notes. If the depositor exercises its right to purchase the Transaction SUBI Certificate, the issuing entity will redeem the notes and, if any of your notes are then outstanding, you will receive the remaining principal balance of your notes plus any other amounts due to noteholders, such as accrued interest through the related payment date. Because your notes will no longer be outstanding, you will not receive the additional interest payments or other distributions that you would have received had the notes remained outstanding. You will bear any reinvestment risks resulting from a faster or slower rate of payments of the leases and leased vehicles allocated to the Transaction SUBI. If you bought your notes at par or at a premium, your yield to maturity will be lower than it would have been if the optional redemption had not been exercised. See “Description of the Transaction Documents—Optional Redemption” in this prospectus.

THE ISSUING ENTITY HAS LIMITED ASSETS, AND DELAYS IN PAYMENT OR LOSSES ON YOUR NOTES COULD ARISE FROM SHORTFALLS OR DELAYS IN AMOUNTS AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

You must rely for repayment only upon the issuing entity’s assets which may not be sufficient to make full payments on your notes.

Your notes are secured solely by the assets of the issuing entity. Your notes will not represent an interest in or obligation of the origination trust, the seller, the sponsor, the servicer or the depositor or any of their respective affiliates. Distributions on any class of notes will depend solely on the amount and timing of payments and other collections in respect of the leases to be allocated to the Transaction SUBI, disposition proceeds of the related leased vehicles and the credit enhancement for the notes specified in this prospectus. We cannot assure you that these amounts will be sufficient to make full and timely distributions on your notes. The notes, the leases and the residual values of the leased vehicles allocated to the Transaction SUBI will not be insured or guaranteed, in whole or in part, by the United States or any governmental entity or, by any provider of credit enhancement.

The residual values for the leased vehicles to be allocated to the Transaction SUBI are future projections by PFS and/or Automotive Lease Guide, as described under “Origination and Servicing Procedures—Determination of Residual Values” in this prospectus. There is no guarantee that the assumptions regarding future events that are used to determine residual values will prove to be correct. If the predicted residual values of the leased vehicles allocated to the Transaction SUBI are substantially higher than the sales proceeds actually realized upon the sale of the leased vehicles, you may suffer losses if the available credit enhancement is exceeded. For a discussion of factors that may contribute to residual value losses, you should refer to “—The characteristics, servicing and performance of the leases and related leased vehicles allocated to the Transaction SUBI could result in delays in payment or losses on your notes—The geographic concentration of the lessees on the leases to be allocated to the Transaction SUBI and varying economic circumstances may increase the risk of losses or reduce the return on your notes”, “—The characteristics, servicing and performance of the leases and related leased vehicles allocated to the Transaction SUBI could result in delays in payment or losses on your notes—Increased vehicle turn-in rates may increase losses on your notes” and “—The characteristics, servicing and performance of the leases and related leased vehicles allocated to the Transaction SUBI could result in delays in payment or losses on your notes—Vehicle recalls and other quality issues may have an adverse effect on the Included Units and the payments and timing of returns on your notes”.

You may experience a loss if defaults on the leases or residual value loss exceeds the available credit enhancement or cash flow enhancement.

The issuing entity does not have, nor is it permitted or expected to have, any significant assets or sources of funds other than the Transaction SUBI Certificate together with its right to payments under any credit enhancement and available funds in certain accounts. The notes represent obligations solely of the issuing entity and will not be insured or guaranteed by any entity unless otherwise indicated in this prospectus. Accordingly, you will rely primarily upon collections on the leases to be allocated to the Transaction SUBI, disposition proceeds of the related leased vehicles and, to the extent available, any credit enhancement for the issuing entity, including amounts on deposit in any reserve account or similar account. Funds on deposit in any reserve account or similar account will cover shortfalls due to delinquencies and losses on the Included Units up to a certain level. However, if delinquencies and losses create shortfalls which exceed the available credit enhancement for your notes, you may experience delays in payments due to you and you could suffer a loss on your notes.

You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated.

If an event of default under the indenture occurs and the notes are accelerated, the indenture trustee may liquidate the assets of the issuing entity. As a result:

•	you may suffer losses on your notes if the assets of the issuing entity are insufficient to pay the amounts owed on your notes;

•	payments on your notes may be delayed until more senior classes of notes are repaid or until the liquidation of the assets is completed; and

•

your notes may be repaid earlier than scheduled, which will involve the prepayment risks described under “—The characteristics, servicing and performance of the leases and related leased vehicles allocated to the Transaction SUBI could result in delays in payment or losses on your notes—Returns on your investment in the notes may be reduced by prepayments on the leases, events of default, optional redemption of the notes or reallocation of leases and related leased vehicles from the Transaction SUBI” in this prospectus.

The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. In addition, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the outstanding principal amount of the notes to be paid before the related final scheduled payment date will involve the prepayment risks described above.

Reallocation obligations are limited, and do not protect the issuing entity from all risks that could impact the performance of the leases.

The seller will make limited representations and warranties about the characteristics of the leases and leased vehicles allocated to the Transaction SUBI. The seller will be obligated to cause a reallocation of the beneficial interest in a lease and the related leased vehicle if there is a breach of the representations or warranties regarding the eligibility of such lease or related leased vehicle (and such breach is not cured and materially and adversely affects the interests of the depositor, the issuing entity or the noteholders in such Included Unit). For example, a reallocation obligation could arise if fraud by a lessee were to result in a breach of a representation. However, the representations and warranties made by the seller are not a guarantee of performance and do not protect the issuing entity from all risks that could impact the performance of the Included Units, including risks related to adverse economic developments. Further, the representations and warranties are made as of the cut-off date or closing date, as applicable, and are not ongoing representations or warranties with respect to the eligibility of the Included Units. Additionally, PFS, as servicer, will be obligated in certain instances to cause a reallocation of the beneficial interest in a lease and related leased vehicle as a result of a lease extension, payment deferral, modification or early termination, as further described under “Origination and Servicing Procedures” in this prospectus. While PFS will be obligated to cause the reallocation of Included Units under such circumstances, it may not be financially in a position to fund its reallocation obligation and you could suffer a loss.

Your notes may not be repaid on their final scheduled payment date, and failure to pay principal on your notes will not constitute an event of default until the final scheduled payment date.

It is expected that final payment of each class of notes will occur on or prior to the respective final scheduled payment dates, but the amount of principal required to be paid to the noteholders will be limited to cash available in the collection account and the reserve account, and no assurance can be given that sufficient funds will be available to pay each class of notes in full on or prior to the final scheduled payment date. Therefore, the failure to pay principal of your notes on any payment date will not result in the occurrence of an event of default until the stated maturity date for your notes. See “The Indenture—Rights Upon Event of Default”. Under certain circumstances, including when required by applicable law or court order, at the direction of a regulatory authority or in accordance with regulatory guidance or in accordance with its customary servicing practices, the servicer may accept a payment in full and waive any deficiency. As a result, there may not be sufficient collections to make payments on the notes. If sufficient funds are not available, final payment of any class of notes could occur later than the final scheduled payment date for that class.

Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes.

Because the Transaction SUBI will represent a beneficial interest in the Included Units, you will be dependent on payments made on the leases to be allocated to the Transaction SUBI and proceeds received in connection with the sale or other disposition of the related leased vehicles for payments on your notes. The issuing entity will not have a direct ownership interest in the leases or a direct ownership interest or perfected security interest in the related leased vehicles, which will be titled in the name of the origination trust. It is therefore possible that a claim against or lien on the leased vehicles or the other assets of the origination trust could limit the amounts payable in respect of the Transaction SUBI Certificate to less than the amounts received from the lessees of the leased vehicles or received from the sale or other disposition of the leased vehicles.

[A member of PFS’ controlled group formerly maintained a defined benefit pension plan subject to the funding requirements of Title IV of ERISA (the “Defined Benefit Plan”). However, the Defined Benefit Plan was fully funded based on a recent actuarial valuation and was terminated in a standard termination on March 31, 2024, with all obligations paid, pursuant to ERISA Section 4041(b). If PFS or any member of its controlled group were to incur defined benefit pension plan obligations subject to Title IV of ERISA in connection with the terminated Defined Benefit Plan or by establishing an applicable pension plan or if an entity with such obligations becomes part of the controlled group that includes PFS, and if the funding requirements of Title IV of ERISA are not complied with for any such plan, liens in favor of and/or enforceable by the Pension Benefit Guaranty Corporation could attach to the leases and leased vehicles owned by the origination trust (including the leases and the leased vehicles allocated to the Transaction SUBI) and could be used to satisfy unfunded ERISA obligations of PFS or any member of such controlled group. Because these liens could attach directly to the leases and leased vehicles allocated to the

Transaction SUBI and because the issuing entity does not have a prior perfected security interest in the assets of the Transaction SUBI, these liens could have priority over the interest of the issuing entity in the assets of the Transaction SUBI.]

From time to time, the Hired Agencies may request information with respect to any defined benefit pension plans maintained or sponsored by PFS or any of its affiliates. Although PFS will use reasonable efforts to comply with such request, PFS may not be able to provide the requested information. Any rating downgrade could result in a decline in the market value of your notes. To the extent a third-party makes a claim against, or files a lien on, the assets of the origination trust, including the leased vehicles allocated to the Transaction SUBI, it may delay the disposition of those leased vehicles or reduce the amount paid to the holder of the Transaction SUBI Certificate. If that occurs, you may experience delays in payment or losses on your investment in the notes. For more information on the effect of third-party claims or liens on payment of the notes, you should refer to “Additional Legal Aspects of the Origination Trust and the Transaction SUBI—Allocation of Origination Trust Liabilities” in this prospectus.

ADVERSE EVENTS AFFECTING THE SERVICER OR OTHER TRANSACTION PARTIES COULD RESULT IN LOSSES ON YOUR NOTES OR REDUCE THE MARKET VALUE OR LIQUIDITY OF YOUR NOTES.

Adverse legal or regulatory developments with respect to PFS or its affiliates could have an adverse effect on your notes.

PFS and its affiliates (including Dr. Ing. h.c. F. Porsche Aktiengesellschaft (“Porsche AG”), the sponsor’s ultimate parent) are parties to, or are periodically otherwise involved in, reviews, investigations and proceedings (both formal and informal), and information-gathering requests, by government agencies, including the U.S. Department of Justice (the “DOJ”), and various state authorities and are from time to time subject to class action litigation or similar legal proceedings.

Porsche AG is party to other legal actions and investigations in and outside the United States, and further regulatory proceedings, environmental, consumer, product-related and investor claims could be raised against Porsche AG in the future in various jurisdictions worldwide. These proceedings and actions and the publicity surrounding them could have an adverse effect on your notes, even in circumstances where neither we nor the sponsor is a party to or otherwise involved in the proceedings or other actions. For example, regulatory and legal actions against Porsche AG, Porsche Cars North America, Inc. (“PCNA”), the sponsor or other affiliates of the sponsor related to the manufacture and sale of affected vehicles may result in reputational damage to Porsche AG and PCNA, as well as to the “Porsche” brand. The pricing of CPO and used vehicles is affected by the supply and demand for those vehicles. If the demand for used Porsche vehicles decreases as a result of the issues arising after any regulatory or legal actions or other factors, the resale value of the leased vehicles may also decrease. Further, these and any other reviews, investigations, examinations and proceedings (whether formal or informal) and/or information-gathering requests that the sponsor or any of its subsidiaries or affiliates are involved in, or may become involved in, may result in adverse consequences to the sponsor including, without limitation, adverse judgments, settlements, fines, penalties, injunctions, or other actions and may affect the ability of the sponsor or any of its subsidiaries or affiliates to perform its duties under the transaction documents.

Adverse events with respect to PFS, its affiliates or third party providers to whom PFS outsources its activities could affect the timing of payments on your notes or adversely affect the market value or liquidity of your notes.

Adverse events with respect to PFS or any of its affiliates or third party providers to whom it outsources its activities could result in servicing disruptions or affect the performance or market value of your notes and your ability to sell your notes in the secondary market. For example, servicing disruptions could result from unanticipated events beyond the servicer’s control, such as natural disasters, civil unrest, labor strikes, cyber-attacks, political instability, armed conflict, military conflict, public health emergencies, the imposition of tariffs and economic disruptions, particularly to the extent such events affect the servicer’s business or operations. Further, the failure of certain third parties that the servicer and sponsor rely on to deliver products and services to support their business to fully perform their obligations in a timely manner could adversely impact the servicer’s or sponsor’s ability to operate its business or perform their respective obligations under the transaction documents or could cause a disruption in collection activities with respect to the leases to be allocated to the Transaction SUBI. In addition, in the event of a termination and replacement of the servicer, there may be some disruption of the collection activity with respect to the leases to be allocated to the Transaction SUBI, leading to increased delinquencies, defaults and losses on the leases. Any such disruptions may cause you to experience delays in payments or losses on your notes.

Similarly, if the seller, becomes unable to reallocate any leases and related leased vehicles which do not comply with representations and warranties about the leases and related leased vehicles made by the seller (for example, representations relating to the compliance of the leases with applicable laws), then investors could suffer losses. In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases also resulted in a reduction in the market value of the related asset-backed securities. For example, PFS is an indirect subsidiary of Porsche AG. Although Porsche AG is not guaranteeing the obligations of the issuing entity, if Porsche AG ceased to manufacture vehicles or support the sale of vehicles or if Porsche AG faced financial or operational difficulties, such events may reduce the market value of Porsche brand vehicles, and ultimately the amount realized on any Porsche vehicle sold at the end of its lease term or repossessed following a lessee’s default under the related lease.

The sponsor relies upon its ability to sell securities in the asset-backed securities market and upon its ability to access various credit facilities to fund its operations. As discussed under “—Macroeconomic, regulatory and other external factors could result in losses on your notes or reduce the market value or liquidity of your notes—Recent and future economic developments may adversely affect the performance of the leases and related leased vehicles and may result in reduced or delayed payments on your notes,” the global credit and financial markets have recently experienced, and may continue to experience, significant disruption and volatility. If the sponsor’s access to funding is reduced or if the sponsor’s costs to obtain such funding significantly increases, the sponsor’s business, financial condition and results of operations could be materially and adversely affected which could adversely affect the sponsor’s ability to perform its obligations under the transaction documents, including as servicer.

Additionally, the ability of the servicer to perform its obligations under the transaction documents will depend, in part, on its ability to store, retrieve, process and manage substantial amounts of information. Any failure or interruption of the servicer’s information systems or any third party information systems on which it relies as a result of inadequate or failed processes or systems, human errors, employee misconduct, catastrophic events, network outages, utility outages, electronic or physical infrastructure outages, external or internal security breaches, acts of vandalism, hardware or software failures, computer viruses, malware, ransomware, misplaced or lost data or other events could disrupt the servicer’s normal operating procedures, could damage its reputation, could lead to significant costs to remediate and could have an adverse effect on its business, results of operations and financial condition.

From time to time, the servicer may update its servicing systems in order to improve operating efficiency, update technology and enhance customer services. In connection with any updates or transitions, the servicer has experienced, and in the future may experience, disruptions in servicing activities both during and following roll-out of the new servicing systems or platforms caused by, among other things, periods of system down-time and periods devoted to user training. These and other implementation-related difficulties may contribute to higher delinquencies, servicing inefficiencies, data processing issues, manual intervention to supplement or correct systems issues and the need for further updates to the servicing systems. It is not possible to predict with any degree of certainty all of the potential adverse consequences that may be experienced in connection with a failure or interruption of information systems, and any disruptions in servicing activities may have an adverse effect on your notes.

For example, PFS’ servicing systems are fully hosted, end-to-end, with one service provider, defi AUTO, LLC (“defi”), which provides a software solution to PFS to carry out loan originations, funding and back-office and customer facing services. While defi has a multi-layered business continuity plan and PFS participates in yearly disaster recovery testing, due to PFS’ reliance on defi, the adverse events described above relating to third party providers could impact defi and materially and adversely affect the servicer’s business, financial condition and results of operation, as well as the servicer’s ability to service the leases and the related leased vehicles, resulting in an increased risk of loss on the notes.

Further, many companies (including the servicer) have seen an increase in the number and range of cyber-attacks, which, if successful, could give rise to the loss of significant amounts of sensitive information and the disablement of the information technology systems used to service lessees on the leases and other lessees. The servicer may incur significant costs in attempting to protect against such attacks or remediate any vulnerability or resulting breach. If the servicer fails to effectively manage cyber-security risk or is required to devote significant resources towards doing so, this could materially and adversely affect its business, financial condition and results of operation, as well as the servicer’s ability to service the leases and the related leased vehicles, resulting in an increased risk of loss on the notes.

Furthermore, if the origination trust becomes the subject of an insolvency proceeding, competing claims to ownership or security interests in the leases and related leased vehicles could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, the attempt could result in losses or delays in payments to you or an acceleration of the repayment of the notes. See “—Macroeconomic, regulatory and other external factors could result in losses on your notes or reduce the market value or liquidity of your notes—Bankruptcy of the seller or the depositor could result in delays in payments or losses on your notes” below.

A security breach or a cyber-attack affecting PFS could adversely affect PFS’ business, results of operations and financial condition, which could have an adverse effect on your notes.

PFS collects and stores certain personal and financial information from customers, employees, and other third parties. Security breaches or cyber-attacks involving PFS’ systems or facilities, or the systems or facilities of third party providers, could expose PFS to a risk of loss of personal information of customers, employees and third parties or other confidential, proprietary or competitively sensitive information, business interruptions, regulatory scrutiny, actions and penalties, litigation, reputational harm, a loss of confidence, and other financial and non-financial costs, all of which could potentially have an adverse impact on PFS’ future business with current and potential customers, results of operations and financial condition.

PFS relies on encryption and other information security technologies licensed from third parties to provide security controls necessary to help in securing online transmission of confidential information pertaining to customers, employees, and other aspects of PFS’ business. Advances in information system capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the technology that PFS uses to protect sensitive data. A party who can circumvent PFS’ security measures by methods such as hacking, fraud, trickery, or other forms of deception could misappropriate proprietary information or cause interruption in PFS’ operations. PFS may be required to expend capital and other resources to protect against such security breaches or cyber-attacks or to remediate problems caused by such breaches or attacks. PFS’ security measures are designed to protect against security breaches and cyber-attacks, but PFS’ failure to prevent such security breaches and cyber-attacks could subject PFS to liability, decrease PFS’ profitability and damage PFS’ reputation. Even if a failure of, or interruption in, PFS’ systems or facilities is resolved timely or an attempted cyber incident or other security breach is avoided or thwarted, it may require PFS to expend substantial resources or to take actions that could adversely affect customer satisfaction or behavior and expose PFS to reputational harm. See also “—Adverse events with respect to PFS, its affiliates or third party providers to whom PFS outsources its activities could affect the timing of payments on your notes or adversely affect the market value or liquidity of your notes”.

PFS could also be subjected to cyber-attacks that could result in slow performance and loss or temporary unavailability of PFS’ information systems. Information security risks have increased because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions, and the increased sophistication and activities of state-sponsored actors, organized crime, perpetrators of fraud, terrorists, and others. In addition, PFS may have increased cyber-security risks and increased vulnerability to security breaches and other information technology disruptions because of increased remote or hybrid work arrangements. PFS may not be able to anticipate or implement effective preventative measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. The occurrence of any of these events could have a material adverse effect on PFS’ business, results of operations and financial condition, could adversely affect PFS’ ability to service the leases and related leased vehicles and perform its other obligations under the transaction agreements, and could have an adverse effect on your notes.

PFS’ data practices, including the collection, use, sharing, and security of personal and financial information of PFS’ customers, employees, and third party individuals, are subject to increasingly complex, restrictive, and punitive laws and regulations.

Under current laws, the failure to maintain compliant data practices could result in consumer complaints and regulatory inquiry, resulting in civil or criminal penalties, as well as brand impact or other harm to PFS’ business. In addition, increased consumer sensitivity to real or perceived failures in maintaining acceptable data practices could damage PFS’ reputation and deter current and potential customers from using PFS’ products and services. For example, well-publicized allegations involving the misuse or inappropriate sharing of personal information have led to expanded governmental scrutiny of practices relating to the safeguarding of personal information and the use or sharing of personal data by companies in the U.S. and other countries. That scrutiny has in some cases resulted in, and could in the future lead to, the adoption of stricter laws and regulations relating to the use and sharing of personal information. For example, some states have enacted, and others are considering enacting data protection regimes that grant consumers broad new rights including access to, deletion of, and limiting the sharing of personal information that is collected by businesses and requiring regulated entities to establish measures to identify, manage, secure, track, produce, update, and delete personal information. In some jurisdictions, these laws and regulations provide a private right of action that would allow customers to bring suit directly against PFS for certain violations of these laws and regulations. These types of laws and regulations could prohibit or significantly restrict financial services providers such as PFS from sharing information among affiliates or with third parties such as vendors, and thereby increase compliance costs, or could restrict PFS’ use of personal data when developing or offering products or services to customers. These restrictions could inhibit PFS’ development or marketing of certain products or services or increase the costs of offering them to customers. In addition, these laws are state specific and have specific details that are not uniform state-to-state. The cost of compliance with these laws and regulations will likely increase in the future. Any failure to comply with applicable privacy or data protection laws and regulations could result in requirements to modify or cease certain operations or practices, significant liabilities or fines, penalties, or other sanctions, which could adversely affect PFS’ ability to service the leases and the related leased vehicles and perform its other obligations under the transaction agreements and could have an adverse effect on your notes.

Commingling of assets by the servicer could reduce or delay payments on the notes.

Subject to the satisfaction of certain conditions set forth in this prospectus, the servicer may be able to commingle funds relating to the transaction such as collections from the leases allocated to the Transaction SUBI and proceeds from the disposition of related leased vehicles sold at the end of their lease term or any repossessed related leased vehicles with its own funds during each Collection Period and may make a single deposit to the collection account on the business day prior to the day on which the funds are needed to make the required distributions to noteholders as further described under “Description of the Transaction Documents—Priority of Payments” in this prospectus. If such requirements are satisfied, the servicer will also deposit the aggregate reallocation payment for any leases reallocated from the Transaction SUBI into the collection account on the same date. Until these funds have been deposited into the collection account, the servicer may use and invest these funds at its own risk and for its own benefit and will not segregate them from its own funds. If the servicer were unable to remit such funds or if the servicer were to become a debtor under any insolvency laws, delays or reductions in distributions to you may occur.

You may experience delays or reduction in payments on your notes following a servicer replacement event and replacement of the servicer.

Upon the occurrence of a servicer replacement event, the origination trustee, acting at the direction of the indenture trustee, at the direction of holders of notes evidencing not less than 66 2⁄3% of the aggregate outstanding principal amount of the notes, will terminate the servicer. It may be expensive to transfer servicing to a successor servicer and a successor servicer may not be able to service the leases with the same degree of skill as the servicer. In addition, during the pendency of any servicing transfer or for some time thereafter, lessees may delay making their monthly payments or may inadvertently continue making payments to the predecessor servicer, potentially resulting in losses or delays in payments on the notes. Delays in payments on the notes and possible reductions in the amount of such payments could occur with respect to any cash collections held by the servicer at the time that the servicer becomes the subject of a bankruptcy or similar proceeding.

Because the servicing fee is structured as a percentage of the aggregate Securitization Value, the fee the servicer receives each month will be reduced as the size of the portfolio of leases allocated to the Transaction SUBI decreases over time. At some point, the amount of the servicing fee payable to the servicer may be considered insufficient by a potential replacement servicer and it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer or the inability to locate a replacement servicer may result in the disruption of normal servicing activities, increased delinquencies and defaults on the leases and delays or reductions in payments on your notes.

MACROECONOMIC, REGULATORY AND OTHER EXTERNAL FACTORS COULD RESULT IN LOSSES ON YOUR NOTES OR REDUCE THE MARKET VALUE OR LIQUIDITY OF YOUR NOTES.

Recent and future economic developments may adversely affect the performance of the leases and related leased vehicles and may result in reduced or delayed payments on your notes.

A deterioration in economic conditions and certain economic factors, such as reduced business activity, high unemployment, interest rates, housing prices, energy prices (including the price of gasoline and high energy prices), increased consumer indebtedness (including of lessees on the leases), lack of available credit, the rate of inflation (such as the recent increase in inflation) and consumer perceptions of the economy, tariffs, as well as other factors, such as terrorist events, civil unrest, armed conflicts, military conflicts, cyber-attacks, public health emergencies, extreme weather conditions or significant changes in the political environment and/or public policy, including increased state, local or federal taxation, could adversely affect the ability and willingness of lessees to meet their payment obligations under the leases. The issuing entity’s ability to make payments on the notes could be adversely affected if lessees were unable to make timely payments or if the servicer elected to, or was required to, implement forbearance programs for lessees.

The United States has in the past experienced, and may in the future experience, a recession or period of economic contraction or volatility. The outlook for the U.S. economy remains uncertain, and it is currently unclear whether the United States is experiencing, or soon will experience, a recession. Recently, rapidly rising inflation and related economic policies have caused periods of economic contraction that may be prolonged, or economic conditions may worsen. Periods of economic slowdown or recession are often characterized by high unemployment and diminished availability of credit, generally resulting in increases in delinquencies, defaults, repossessions and losses on motor vehicle leases.

Further, periods of economic slowdown may also be accompanied by temporary or prolonged decreased consumer demand for motor vehicles and declining CPO and used vehicle prices. Significant increases in the inventory of CPO and used vehicles during periods of economic slowdown or recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales.

All of these factors could result in reduced or delayed payments on your notes. If an economic downturn is experienced for a prolonged period of time, it is expected that delinquencies will increase and losses on the leases could increase, which could result in losses on your notes.

An improvement in economic conditions could result in prepayments by the lessees of their payment obligations under the leases, either because lessees elect to make payments more frequently or in larger-than-required amounts or because lessees turn in the leased vehicles more frequently in connection with the purchase of new vehicles or entry into a new lease with a new leased vehicle. As a result, you may receive principal payments of your notes earlier than anticipated, which could reduce the return on your notes.

Failure to comply with consumer protection laws may result in losses on your investment in the notes.

Federal and state consumer protection laws, including the federal Consumer Leasing Act of 1976 and Regulation M enforced by the CFPB (as defined below), impose requirements on retail lease contracts such as the leases to be allocated to the Transaction SUBI. The failure by the origination trust or a Center to comply with these requirements may give rise to liabilities on the part of the origination trust or the issuing entity (as owner of the Transaction SUBI Certificate). Further, many states have adopted “lemon laws” that provide vehicle users certain rights with respect to substandard vehicles. A successful claim under a lemon law could result in, among other things, the termination of the related lease and/or the requirement that a portion of payment previously paid by the lessee be refunded.

The seller may be obligated to reallocate from the Transaction SUBI any lease that fails to comply with federal and state consumer protection laws. To the extent that the seller fails to make (or is not required to make) such a reallocation, or to the extent that a court holds the issuing entity liable for violating consumer protection laws regardless of such a reallocation, a failure to comply with consumer protection laws could result in fines or other liability for the origination trust or the issuing entity, including as described in “—Federal or state regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.” For a discussion of federal and state consumer protection laws which may affect the leases, you should refer to “Additional Legal Aspects of the Leases and Leased Vehicles—Consumer Protection Laws” in this prospectus.

The application of the Servicemembers Civil Relief Act and similar state laws may lead to delays in payment or losses on your notes.

The federal Servicemembers Civil Relief Act and similar state laws may provide relief to lessees who enter active military service and to lessees in reserve status who are called to active duty after the originations of their leases. On July 29, 2022, the CFPB (as defined below) and the Department of Justice sent a notification letter to auto lending and leasing companies reminding them of the protections offered to servicemembers and their dependents under the Servicemembers Civil Relief Act. The Servicemembers Civil Relief Act provides that under some circumstances the lessor may not terminate the lease contract for breach of the terms of the contract, including non-payment. Furthermore, under the Servicemembers Civil Relief Act, a lessee may terminate a lease of a vehicle at any time after commencement of active duty if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days; (ii) the lessee, while in the military, executes a lease contract for a vehicle and thereafter receives military orders for a permanent change of station outside of the continental United States or for deployment for active duty for a period of not less than 180 days; or (iii) the lessee, while in military service executes a lease upon receipt of military orders, and thereafter receives a stop movement order in response to a local, national, or global emergency, effective for an indefinite period or for a period of not less than 30 days, which prevents the lessee or the lessee’s dependents, from using the vehicle for personal or business transportation. No early termination charges may be imposed on the lessee for such termination. No information can be provided as to the number of leases that may be affected by these laws. In addition, these laws may impose limitations that would impair the ability of the servicer to repossess the vehicle for a defaulted lease during the related lessee’s period of active duty and, in some cases, may require the servicer to extend the maturity of the lease contract and readjust the payment schedule for a period of time after the completion of the lessee’s military service. If a lessee’s obligation to make lease payments is adjusted or extended, or if the lease is terminated early and no early termination charge is imposed, the servicer will not be required to advance those amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the notes.

Because the Servicemembers Civil Relief Act and similar state legislation apply to lessees who enter military service after origination, no information can be provided as to the number of leases allocated to the Transaction SUBI that may be affected by the Servicemembers Civil Relief Act or similar state legislation.

For more information regarding the effect of the Servicemembers Civil Relief Act and other similar legislation, you should refer to “Additional Legal Aspects of the Leases and the Leased Vehicles—Servicemembers Civil Relief Act” in this prospectus.

Federal or state regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act is extensive and significant legislation that, among other things, created a framework for the liquidation of certain bank holding companies and other nonbank financial companies and certain of their subsidiaries in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and created the Bureau of Consumer Financial Protection, known as the Consumer Financial Protection Bureau (the “CFPB”), an agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of large banks and their affiliates for purposes of assessing compliance with the requirements of consumer financial laws.

The Dodd-Frank Act impacts the offering, marketing and regulation of consumer financial products and services offered by financial institutions. The CFPB has supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions and large insured depository institutions and their respective affiliates. The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services, as defined by rule. On August 7, 2025, the CFPB issued an advance notice of proposed rulemaking seeking information to assist in its consideration of whether to propose a rule to amend the test for determining larger participants in the automobile financing market. Comments were due on or before September 22, 2025. PFS is subject to the CFPB’s supervision with respect to PFS’ compliance with applicable consumer protection laws. Expanded CFPB jurisdiction over PFS’ business may increase compliance costs and regulatory risks. There is considerable uncertainty as to the operating status of federal agencies and the future policies that the current U.S. administration may pursue in areas impacting financial regulation and consumer protection. Federal consumer financial regulation is in a period of extended transition for a variety of reasons, including that nominations for federal agency leadership are pending before the U.S. Senate, executive orders impacting the operations of federal agencies are being issued (with uncertainty around the scope of their application and timing of their implementation), and reductions of personnel are occurring across federal agencies. Many of the current U.S. administration’s executive orders are being challenged in court, with initial requests for injunctions being granted, denied, or extended, and the ultimate resolution of the legality of the executive orders is expected to take an extended period of time. Further, in pending litigation challenges to rules, federal agencies have sought to suspend or dismiss the litigation in some cases, and in other cases have not yet taken action. The outlook is similarly uncertain as to pending enforcement cases. It is also uncertain how other federal and state regulators will respond to any changes at the CFPB, which may include increasing or decreasing enforcement activity.

Compliance with the implementing regulations under the Dodd-Frank Act and the oversight of the SEC, CFPB or other government entities, as applicable, has imposed costs on, created operational constraints for, and placed limits on pricing of consumer products with respect to finance companies such as the sponsor. Therefore, requirements imposed by the Dodd-Frank Act may have a significant future impact on the servicing of the leases, or on the regulation and supervision of the servicer, the sponsor, the depositor, the issuing entity and/or their respective affiliates.

The CFPB has successfully asserted the power to investigate and bring enforcement actions directly against securitization special purpose entities. On December 13, 2021, in an action brought by the CFPB, the U.S. District Court for the District of Delaware denied a motion to dismiss filed by securitization trusts by holding that the trusts are “covered persons” under the Dodd-Frank Act because they engage in the servicing of loans, even if through servicers and subservicers. CFPB v. Nat’l Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del.). On February 11, 2022, the district court granted the defendant trusts’ motion to certify that order for an immediate interlocutory appeal and stayed the case pending resolution of any appeal. On April 29, 2022, the Third Circuit Court of Appeals granted the defendant trusts’ petition for an interlocutory appeal. On May 17, 2023, the Third Circuit Court of Appeals heard oral arguments in connection with the appeal. On March 19, 2024, the Third Circuit Court of Appeals issued its decision on the interlocutory appeal holding that the defendant trusts are “covered persons” under the Dodd-Frank Act and subject to the CFPB’s enforcement authority. On May 3, 2024, the defendant trusts filed a petition for a rehearing and rehearing en banc with the Third Circuit Court of Appeals. This petition was denied by the Third Circuit Court of Appeals on May 21, 2024. On August 16, 2024, the defendant trusts filed a petition for a writ of certiorari to the U.S. Supreme Court, which was denied on December 16, 2024. On January 16, 2025, the CFPB announced a proposed settlement of the action with the defendant trusts. On April 25, 2025, the CFPB agreed to voluntarily dismiss the case with prejudice. Despite the dismissal of the case, the CFPB and state regulators and attorneys general, who have independent authority to enforce the Dodd-Frank Act, may rely on the prior court decision in the future as precedent in investigating and bringing enforcement actions against other trusts, including the issuing entity.

In addition, on May 6, 2024, the CFPB filed a separate complaint against the National Collegiate Student Loan Trusts (“NCSL Trusts”), as well as the Pennsylvania Higher Education Assistance Agency (“PHEAA”), the primary student loan servicer for active student loans held by the NCSL Trusts, as part of a settlement with the NCSL Trusts and PHEAA. The CFPB alleged multi-year servicing failures by the defendants, including failure to respond to borrower requests, failure to provide accurate information to borrowers and incorrectly denied forbearance requests. The CFPB also filed proposed final judgments, to which the NCSL Trusts and PHEAA agreed, that, once entered by the court, would require the NCSL Trusts and PHEAA to pay $400,000 and $1.75 million in penalties, respectively, and to pay an additional $3 million in redress to affected borrowers, to be allocated by agreement between PHEAA and the NCSL Trusts. Additionally, under the proposed final judgements and orders, the defendant trusts agreed to correct outstanding requests by borrowers and the NCSL Trusts agreed to modify their servicing guidelines to address the CFPB’s allegations. On June 21, 2024, a third party, on behalf of the investment vehicle that holds notes issued by the NCSL Trusts, filed a proposed objection to the proposed consent orders and a motion to intervene. This motion to intervene was granted on September 19, 2024, but the court overruled the objection on October 1, 2024. On January 3, 2025, the court agreed to stay the effectiveness of the settlement pending an appeal of its objection. The Third Circuit referred the appeal to the circuit mediator on January 29, 2025, and on August 12, 2025, the parties filed a motion for partial remand. In that motion, the parties stated that, after participation in the Third Circuit’s mediation program, they had agreed to the terms of a proposed settlement and that a condition of that settlement is that the District Court grant a motion to partially vacate or modify the stipulated judgments previously entered by the District Court.

In February 2022, the CFPB also issued a compliance bulletin stating its position that automobile loan and lease holders and servicers are responsible for ensuring that their repossession-related practices, and the practices of their service providers, do not violate applicable law, and the CFPB also described its intention to hold loan and lease holders and servicers liable for unfair, deceptive, or abusive acts or practices related to the repossession of automobiles. This compliance bulletin was subsequently withdrawn by the CFPB on May 12, 2025.

In addition, the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” may apply to the sponsor or its nonbank affiliates, the issuing entity, the origination trust or the depositor, and, if it were to apply, may result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect the transfer of the Transaction SUBI Certificate pursuant to the transaction documents as further described under “Additional Legal Aspects of the Origination Trust and the Transaction SUBI—Dodd-Frank Orderly Liquidation Framework—FDIC’s Repudiation Power under OLA” in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes.

On December 12, 2023, the FTC issued a final rule that would have (i) prohibited motor vehicle dealers from making certain misrepresentations in the course of selling, leasing, or arranging financing for motor vehicles, (ii) required accurate pricing disclosures in dealers’ advertising and sales discussions, (iii) required dealers to obtain consumers’ express, informed consent for charges, (iv) prohibited the sale of any add-on product or service that confers no benefit to the consumer, and (v) require dealers to keep records of advertisements and customer transactions. The final rule had an effective date of July 30, 2024, but the FTC subsequently issued an order postponing the effective date while a legal challenge against the final rule was pending. On January 27, 2025, the Fifth Circuit Court of Appeals held that the final rule was invalid on procedural grounds and vacated the final rule. At this stage, it is unknown whether the final rule will be reproposed or if this ruling will be appealed.

Further, changes to the regulatory framework in which PFS operates, including, for example, laws or regulations enacted to address the potential impacts of climate change (including laws which may adversely impact the auto industry in particular as a result of efforts to mitigate the factors contributing to climate change) or laws, regulations, executive orders or other guidance enacted in response to a public health emergency, increased inflation or a period of economic contraction or volatility could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

Bankruptcy of the seller or the depositor could result in delays in payments or losses on your notes.

Following a bankruptcy or insolvency of the seller or the depositor, a court could conclude that the Transaction SUBI certificate is owned by the seller or the depositor, respectively, instead of the issuing entity. This conclusion could be because the court found that any transfer of the Transaction SUBI Certificate from the seller to the depositor or from the depositor to the issuing entity was not a true sale or because the court found that the seller, the depositor or the issuing entity should be treated as the same entity as the seller or the depositor, respectively, for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you or you may not ultimately receive all amounts due to you as a result of:

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the automatic stay, which prevents a secured creditor from exercising remedies against a debtor in a bankruptcy without permission from the court, and provisions of the Bankruptcy Code that permit substitution of collateral in limited circumstances;

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tax or government liens on the seller’s or the depositor’s property (that arose prior to the transfer of the Transaction SUBI Certificate to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes; or

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the fact that neither the issuing entity nor the indenture trustee has a perfected security interest in the leases and related leased vehicles allocated to the Transaction SUBI and may not have a perfected security interest in any cash collections of the leases and related leased vehicles allocated to the Transaction SUBI held by the servicer at the time that a bankruptcy proceeding begins.

Bankruptcy of the issuing entity could result in delays in payments or losses on your notes.

If the issuing entity becomes subject to bankruptcy proceedings, you could experience losses or delays in the payments on your notes as a result of, among other things, the “automatic stay,” which prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the Bankruptcy Code that permit substitution of collateral in limited circumstances.

Financial market disruptions, including as a result of global events, and the absence of a secondary market for the notes could limit your ability to resell your notes.

The securities will not be listed on any securities exchange. If you want to sell your notes you must locate a purchaser that is willing to purchase those notes. The underwriters intend to make a secondary market for the notes. The underwriters will do so by offering to buy the notes from investors that wish to sell. However, the underwriters will not be obligated to make offers to buy the notes or otherwise make a market for any class of notes, and may stop making offers at any time. Further, the underwriters and other broker-dealers may be unable, unwilling or restricted from making a market in the notes due to regulatory requirements or otherwise. A market for the offered notes may not develop, or if one does develop, it may not continue or provide sufficient liquidity. In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity. In addition, because the offered notes will be in book-entry form, this may reduce their liquidity in the secondary market since certain potential investors may be unwilling to purchase notes for which they cannot obtain physical notes.

Additionally, events in the domestic and global financial markets (including rising inflation and potential instability and volatility as a result of global political and economic events) could affect the performance or market value of your notes and your ability to sell your notes in the secondary market. Recent and continuing events in such markets have caused, and may again cause, a significant reduction in liquidity in the secondary market for asset-backed securities. Such illiquidity can have a severely adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, such as the notes. As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

[Insert disclosure related to any material risks related to tariffs, if applicable.]

THE ISSUING ENTITY HAS ISSUED MULTIPLE CLASSES OF NOTES, AND YOUR NOTES MAY BE MORE SENSITIVE TO LOSSES, BE AFFECTED BY CONFLICTS OF INTEREST BETWEEN CLASSES AND HAVE REDUCED LIQUIDITY OR VOTING POWER BECAUSE OF AN UNKNOWN [ALLOCATION OR] RETENTION OF NOTES.

Subordination of certain classes of notes means that those classes are more sensitive to losses on the Included Units and your share of losses may not be proportional.

As described under “The Notes—Payments of Principal”, principal payments on the notes generally will be made to the holders of the notes sequentially so that no principal will be paid on any class of notes until each class of notes with an earlier final scheduled payment date has been paid in full. Additionally, after an event of default and acceleration of the notes, principal on more senior classes of notes will be paid in full prior to principal payments on more junior classes of notes. As a result, a class of notes having a later final scheduled payment date is more likely to suffer the consequences of delinquent payments and defaults on the Included Units than the classes of notes having earlier final scheduled payment dates.

Further, if there are insufficient amounts available to pay all classes of notes the amounts they are owed on any payment date or following an acceleration of the notes, delays in payments or losses will be suffered by the most junior outstanding class or classes of notes even as payment is made in full to more senior classes of notes.

[There may be a conflict of interest among classes of notes.

As described elsewhere in this prospectus, the holders of the most senior class of notes then outstanding will make certain decisions with regard to treatment of defaults by the servicer, acceleration of payments on the notes following an event of a default under the indenture and certain other matters, such as a sale of the Transaction SUBI after an event of default under some circumstances. See “The Indenture—Rights Upon Event of Default” in this prospectus. Because the holders of more senior classes of notes will have different interests than holders of more junior classes of notes when it comes to these matters, you may find that courses of action determined by other noteholders do not reflect your interests but that you are nonetheless bound by the decisions of these other noteholders.]

[The failure to pay interest on the subordinated classes of notes is not an event of default, and the failure to make principal payments on any notes will generally not result in an event of default until the applicable final scheduled payment date.

The indenture provides that failure to pay interest when due on the outstanding subordinated class or classes of notes – for example, for so long as any of the Class A notes are outstanding, the Class B notes – will not be an event of default under the indenture. Under these circumstances, the holders of the subordinated classes of notes which are not the Controlling Class will not have any right to declare an event of default, to cause the maturity of the notes to be accelerated or to direct or consent to any remedial action under the indenture.

The amount of principal required to be paid to investors prior to the applicable final scheduled payment date set forth in this prospectus generally will be limited to amounts available for that purpose. Therefore, the failure to pay principal of a note generally will not result in an event of default under the indenture until the applicable final scheduled payment date or redemption date for the related class of notes.]

The market value, liquidity and voting power of your notes may be adversely impacted by retention of the notes by the depositor or its affiliates [or by the unknown aggregate initial principal amount of the notes] [and the unknown allocation of Class A-2 notes.]

The depositor, or an affiliate of the depositor, initially may retain all or a portion of one or more classes of notes on the closing date. As a result, the market for such a retained class of notes may be less liquid than would otherwise be the case and, if any retained notes are subsequently sold in the secondary market, it could reduce demand for notes of that class already in the market, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.

[Whether the issuing entity will issue notes with an aggregate initial principal amount of $[ ] or $[ ] is not expected to be known until the day of pricing. PFS will make the determination regarding the aggregate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. The size of a class of notes may affect liquidity of that class, with smaller classes being less liquid than a larger class may be. In addition, if your class of notes is larger than you expected, then you will hold a smaller percentage of that class of notes and the voting power of your notes will be diluted.]

[The allocation of the aggregate initial principal amount between the Class A-2a notes and the Class A-2b notes will be determined no later than the day of pricing, although PFS has determined, as part of its management of floating rate risk, that the initial principal amount of the Class A-2b notes will not exceed $[  ]. Consequently, the allocation of the aggregate initial principal amount between the Class A-2a notes and the Class A-2b notes may result in any number of possible allocation scenarios, including a scenario in which the entire principal amount of the Class A-2 notes is allocated to the fixed rate Class A-2a notes and none of the amount balance is allocated to the floating rate Class A-2b notes. Therefore, investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of notes.

As the allocated principal amount of the floating rate Class A-2b notes is increased (relative to the corresponding Class A-2a fixed rate notes), there will be a greater amount of floating rate securities issued by the issuing entity, and therefore the issuing entity will have a greater exposure to increases in the floating rate payable on the floating rate notes. For more information on the risks associated with the issuance of floating rate notes, please see “—The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise” below.

In addition, the maximum aggregate initial principal amount of Class A-2b notes is equal to $[  ]. The division of the aggregate initial principal amount of the Class A-2 notes between the Class A-2a notes and the Class A-2b notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

RISKS RELATED TO THE ISSUANCE OF A FLOATING RATE CLASS OF NOTES AND THE UNCERTAINTY REGARDING [THE SOFR RATE][INSERT OTHER BENCHMARK RATE] COULD ADVERSELY AFFECT THE ABILITY OF THE ISSUING ENTITY TO MAKE PAYMENTS AND THE RETURN ON YOUR NOTES.

[SOFR][Insert Other Benchmark Rate] is a relatively new reference rate and its composition and characteristics are not the same as [LIBOR][SOFR].

The secured overnight financing rate published for any day by the Federal Reserve Bank of New York (“FRBNY”) (or a successor administrator), as the administrator of the benchmark, on the FRBNY’s website (or such successor administrator’s website) (such rate, “SOFR”) is a relatively new interest rate index and may not become widely established in the market or could eventually be eliminated. Further, the way that SOFR, including any market accepted adjustments to SOFR, are determined may change over time.

SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, and has been published by the FRBNY since April 2018. SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through The Fixed Income Clearing Corporation’s delivery-versus-payment service. The FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. The FRBNY states on its publication page for SOFR that the use of SOFR is subject to important limitations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

SOFR is published by the FRBNY based on data received from sources outside of the sponsor and the issuing entity’s control or direction and neither the sponsor nor the issuing entity has control over its determination, calculation or publication. The activities of the FRBNY may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of the holders in the Class A-2b notes. Potential investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction of the amount of interest payable on and the trading prices of the Class A-2b notes.

The FRBNY began to publish SOFR in April 2018. The FRBNY has also been publishing historical indicative secured overnight financing rates going back to 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. As an overnight lending rate, SOFR may be subject to higher levels of volatility relative to other interest rate benchmarks. Also, since SOFR is a relatively new market index, the Class A-2b notes may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for the Class A-2b notes, such as the spread over the rate reflected in interest rate provisions, may evolve over time, and trading prices of the Class A-2b notes may be lower than those of later-issued notes with interest rates based on SOFR as a result. Similarly, if SOFR does not become widely adopted for securities like the Class A-2b notes, the trading prices of the Class A-2b notes may be lower than those of securities like the Class A-2b notes linked to indices that are more widely used. Investors in the Class A-2b notes may not be able to sell the Class A-2b notes at all or may not be able to sell the Class A-2b notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.

Due to the emerging and developing adoption of SOFR as an interest rate index, investors who desire to obtain financing for their Class A-2b notes may have difficulty obtaining any credit or credit with satisfactory interest rates, which may result in lower leveraged yields and lower secondary market prices upon the sale of the Class A-2b notes.

The use of SOFR may present additional risks that could adversely affect the value of and return on the Class A-2b notes. In contrast to other indices, SOFR may be subject to direct influence by activities of the FRBNY, which activities may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict.

[The composition and characteristics of SOFR are not the same as those of London interbank offered rate (“LIBOR”) and other floating interest benchmark rates. SOFR is different from LIBOR as: first, SOFR is a secured rate, while LIBOR is an unsecured rate, and second, SOFR is an overnight rate, while LIBOR is a synthetic rate determined by using a methodology intended to approximate the rate that would have been calculated by reference to interbank submissions of different maturities (e.g., three months). Additionally, since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as LIBOR. Although changes in [compounded SOFR][term SOFR][SOFR in arrears][insert other benchmark], which is used to determine the [SOFR Rate][Insert Other Benchmark Rate], generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Class A-2b notes may fluctuate more than floating rate debt securities that are linked to less volatile rates. As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.][Insert discussion of how [Insert Other Benchmark Rate] is different than previously utilized rates, if applicable.]

[Any failure of [SOFR][Insert Other Benchmark Rate] to gain market acceptance could adversely affect the Class A-2b notes.

According to the Alternative Reference Rates Committee, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to LIBOR in part because it is considered a representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain wide market acceptance could adversely affect the return on and value of the Class A-2b notes and the price at which investors can sell the Class A-2b notes in the secondary market.

Since SOFR is a relatively new market index, the Class A-2b notes may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for the Class A-2b notes, such as the spread over the rate reflected in interest rate provisions, may evolve over time, and trading prices of the Class A-2b notes may be lower than those of later-issued notes with interest rates based on SOFR as a result. Relatively limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. Similarly, if SOFR does not become widely adopted for securities like the Class A-2b notes or the specific formula for the [compounded SOFR rate][term SOFR rate][SOFR in arrears][Insert Other Benchmark Rate] used in the Class A-2b notes may not be widely adopted by other market participants, the trading prices of the Class A-2b notes may be lower than those of securities like the Class A-2b notes linked to indices that are more widely used. Investors in the Class A-2b notes may not be able to sell the Class A-2b notes at all or may not be able to sell the Class A-2b notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.]

[A decrease in [SOFR], including a negative [SOFR Rate][Insert Other Benchmark Rate], would reduce the rate of interest on the Class A-2b notes.

The interest rate to be borne by the Class A-2b notes is based on a spread over the [SOFR Rate][Insert Other Benchmark Rate], which is based on [compounded SOFR] or, if the administrator determines prior to the relevant reference time that a benchmark transition event and its related benchmark replacement event have occurred, upon the applicable benchmark replacement.

Changes in SOFR or such benchmark replacement will affect the rate at which the Class A-2b notes accrue interest and the amount of interest payments on the Class A-2b notes. Any decrease in the [SOFR Rate][Insert Other Benchmark Rate] or such benchmark replacement will lead to a decrease in the Class A-2b notes interest rate. To the extent that the [SOFR Rate][Insert Other Benchmark Rate] decreases below 0.00% for any interest period, the rate at which the Class A-2b notes accrue interest for such interest period will be reduced by the amount by which the [SOFR Rate][Insert Other Benchmark Rate] is negative; provided that the interest rate on the Class A-2b notes for any interest period will not be less than 0.00%. A negative [SOFR Rate][Insert Other Benchmark Rate] could result in the interest rate applied to the Class A-2b notes decreasing to 0.00% for the related interest period.]

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps or interest rate caps and you may suffer losses on your notes if interest rates rise.

The leases and related leased vehicles to be allocated to the Transaction SUBI on the closing date will bear interest at a fixed rate, while the floating rate notes, if any, will bear interest at a floating rate, initially, based on the [SOFR Rate][Insert Other Benchmark Rate] plus an applicable spread. Even though the issuing entity may issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the interest rate payable on the Class A-2b notes increases due to an increase in the [SOFR Rate][Insert Other Benchmark Rate] to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make such payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificate, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all notes.]

[Risks related to [compounded] SOFR.

The FRBNY began to publish, in March 2020, compounded averages of SOFR, which are used to determine compounded SOFR. It is possible that there will be limited interest in securities products based on compounded SOFR, or in the implementations of compounded SOFR with respect to the Class A-2b notes. As a result, you should consider whether any future reliance on compounded SOFR may adversely affect the market values and yields of the Class A-2b notes due to potentially limited liquidity and resulting constraints on available hedging and financing alternatives.

The interest rate on the Class A-2b notes will be based on the [SOFR Rate][Insert Other Benchmark Rate]. The [SOFR Rate][Insert Other Benchmark Rate] will be based on [compounded] SOFR. The administrator may, from time to time, in its sole discretion, make conforming changes (i.e., technical, administrative or operational changes) without the consent of noteholders or any other party, which could change the methodology used to determine the [SOFR Rate][Insert Other Benchmark Rate]. The issuing entity can provide no assurance that the methodology to calculate compounded SOFR will not be adjusted as described in the prior sentence and, if so adjusted, that the resulting interest rate will yield the same or similar economic results over the term of the Class A-2b notes relative to the results that would have occurred had the interest rates been based on compounded SOFR without such adjustment or that the market value will not decrease due to any such adjustment in methodology. The administrator will have significant discretion in making SOFR conforming changes. Holders of Class A-2b notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations.

You should carefully consider the foregoing uncertainties prior to investing in the notes. In general, events related to SOFR and alternative reference rates may adversely affect the liquidity, market value and yield of your Class A-2b notes.]

[Changes to or elimination of [SOFR] or the determinations made by the administrator may adversely affect the Class A-2b notes.

The FRBNY publishes [SOFR] based on data received by it from sources other than the calculation agent or the sponsor, and neither the calculation agent nor the sponsor has control over its calculation methods, publication schedule, rate revision practices or availability of [SOFR] at any time. There can be no guarantee, particularly given its relatively recent introduction, that [SOFR] will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Class A-2b notes. If the manner in which [SOFR] is calculated, is changed, that change may result in a reduction in the amount of interest payable on the Class A-2b notes and the trading prices of the Class A-2b notes.

In certain circumstances, as described under “The Notes—Calculation of Floating Rate Interest—Effect of Benchmark Transition Event”, if the administrator has determined prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, the [SOFR Rate][Insert Other Benchmark Rate] may cease to be based upon [SOFR] and instead be based upon the benchmark replacement.

If the administrator determines that a benchmark transition event and its related benchmark replacement date have occurred in respect of [SOFR], then the interest rate of the Class A-2b notes will no longer be determined by reference to [SOFR], but instead will be determined by reference to the benchmark replacement. The alternative rate of interest on the Class A-2b notes will be determined in the following order: (a) based on the alternative rate of interest that has been selected or recommended by the Relevant Governmental Body, (b) based on an ISDA fallback rate and (c) based on an alternative rate selected by the administrator, in each case, together with any benchmark replacement adjustment. In addition, the terms of the Class A-2b notes expressly authorize the administrator to make benchmark replacement conforming changes. If a particular benchmark replacement or related benchmark replacement adjustment cannot, in the sole discretion of the administrator, be determined (including because such benchmark replacement or related benchmark replacement adjustment is deemed not to be administratively feasible), then the next-available benchmark replacement or related benchmark replacement adjustment will apply.

The determination of a benchmark replacement, the calculation of the interest rate on the Class A-2b notes by reference to a benchmark replacement (including the application of a benchmark replacement adjustment), any implementation of benchmark replacement conforming changes and any other determinations, decisions or elections that may be made under the terms of the Class A-2b notes in connection with a benchmark transition event, could adversely affect the value of the Class A-2b notes, the return on the Class A-2b notes and the price at which Class A-2b noteholders can sell such Class A-2b notes.

Additionally, the issuing entity cannot anticipate how long it will take the calculation agent to develop the systems and processes necessary to adopt a specific benchmark replacement, which may delay and contribute to uncertainty and volatility surrounding any benchmark transition.

The administrator will have significant discretion with respect to certain elements of the related benchmark replacement process, including determining whether a benchmark transition event and its related benchmark replacement date have occurred, determining which related benchmark replacement is available, determining the earliest practicable index determination date for using the related benchmark replacement, determining related benchmark replacement adjustments (if not otherwise determined by the applicable governing bodies or authorities) and making related benchmark replacement conforming changes (including potential changes affecting the business day convention and index determination date). Holders of Class A-2b notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. If the administrator, in its sole discretion, determines that an alternative index is not administratively feasible, including as a result of technical, administrative or operational issues, then such alternative index will be deemed to be unable to be determined as of such date. The administrator may determine an alternative to not be administratively feasible even if such rate has been adopted by other market participants in similar products and any such determination may adversely affect the return on the Class A-2b notes, the trading market and the value of the Class A-2b notes.

The issuing entity cannot predict if [SOFR] will be eliminated, or, if changes are made to [SOFR], the effect of those changes. In addition, the issuing entity cannot predict what alternative index would be chosen, should this occur. If SOFR in its current form does not survive or if an alternative index is chosen, the market value and/or liquidity of the Class A-2b notes could be adversely affected.]

If an alternative method or index is designated in place of SOFR for the Class A-2b notes, the U.S. federal income tax consequences of such a benchmark replacement are uncertain. If such a replacement constituted a “significant modification” of the Class A-2b notes under Treasury Regulation section 1.1001-3, the replacement may result in a deemed taxable exchange of the Class A-2b notes and the realization of gain or loss, as well as other corollary tax consequences.

The issuing entity cannot predict if [SOFR] will be eliminated, or, if changes are made to [SOFR], the effect of those changes. In addition, the issuing entity cannot predict what alternative index would be chosen, should this occur. If SOFR in its current form does not survive or if an alternative index is chosen, the market value and/or liquidity of the Class A-2b notes could be adversely affected.]

CERTAIN TAX ASPECTS RELATING TO THE ISSUING ENTITY AND THE NOTES MAY ADVERSELY AFFECT THE RETURN ON YOUR NOTES AND THE MARKET VALUE AND LIQUIDITY OF YOUR NOTES.

There is a risk of a taxable deemed exchange of notes if the transaction documents are amended.

The transaction documents, under certain circumstances, allow for supplemental indentures and amendments. It is possible that such supplemental indentures or amendments, if they were treated as “significant modifications” under Treasury Regulation section 1.1001-3, could result in a taxable deemed exchange of the notes for U.S. federal income tax purposes. This could result in gain or loss recognition for noteholders and could potentially result in original issue discount (“OID”) with respect to the offered notes following such modification.

[One or more classes of notes may be issued with OID for federal tax purposes.

One or more classes of notes may be issued with OID for U.S. federal income tax purposes. A U.S. noteholder (as defined under “Material Federal Income Tax Consequences”) generally will be required to accrue OID for U.S. federal income tax purposes on a current basis as ordinary income and pay tax accordingly, even before such U.S. noteholder receives cash attributable to that income and regardless of such U.S. noteholder’s usual method of accounting for such purposes. In addition, if the issuing entity was to become subject to a bankruptcy, holders of any offered note issued with OID may receive a lesser amount for their claim than they would have been entitled to receive under the indenture. Any such claim by the holder of such offered note may be limited to an amount equal to the sum of (i) the original issue price for such offered note and (ii) that portion of the OID that does not constitute “unmatured interest” for purposes of the Bankruptcy Code. As such, any OID that was not amortized as of the date of such bankruptcy filing may constitute unmatured interest that is not available for payment to the holder of such offered note. Additionally, it is unclear whether the rules of Section 1272(a)(6) of the Internal Revenue Code of 1986, as amended (the “Code”) would apply to offered notes that were issued with OID, and it is possible that the issuing entity may use these rules in constructing an OID schedule. See “Material Federal Income Tax Consequences—Tax Consequences to U.S. Noteholders—Treatment of OID.”]

A Non-U.S. Persons investment in the notes could result in such Non-U.S. Person being treated as being engaged in a U.S. trade or business for U.S. federal income tax purposes including on account of their own activities.

As discussed under “Material U.S. Federal Income Tax Consequences” in this prospectus, the U.S. federal income tax treatment of the offered notes to a beneficial owner that is a Non-U.S. Person turns on a number of facts, including whether interest on the offered notes paid to or accrued by the Non-U.S. Person is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Person. The determination of whether a Non-U.S. Person is engaged in a trade or business within the United States with respect to its acquisition of debt is based on a highly factual analysis that takes into account all facts and circumstances relating to such Non-U.S. Person, which are necessarily unique to that Non-U.S. Person. No direct guidance expressly addresses which activities constitute being engaged in a trade or business within the United States or whether (or under which circumstances) the acquisition of newly issued debt, such as a note offered hereby, could give rise to a trade or business or could contribute to such a conclusion when coupled with other facts and circumstances. In addition, certain activities undertaken or performed by or for a Non-U.S. Person through agents and other third parties could be attributed to the Non-U.S. Person in determining whether the Non-U.S. Person is engaged in a trade or business within the United States. Furthermore, the precise contours of the so-called “securities trading safe harbor” under Section 864(b)(2) of the Code is similarly unclear. Nothing herein provides any advice or assurance concerning the tax treatment with respect to any person in this regard or otherwise or considers in any way the facts unique to any particular person that acquires an offered note. Therefore, prospective investors are urged to consult their own tax advisors to determine their treatment under these rules in respect of the acquisition of a note and taking into account their own particular facts relating to such acquisition.

OVERVIEW OF THE TRANSACTION

Please refer to page [ ] for a diagram providing an overview of the transaction described in this prospectus. You can find a listing of the pages where the principal terms are defined under “Index” beginning on page [I-1].

All of the Centers in PFS’ and the seller’s network of Centers have entered into agreements pursuant to which they have assigned and will assign retail closed-end motor vehicle lease contracts and the related leased vehicles to Porsche Leasing Ltd., a Delaware statutory trust (the “origination trust”). The origination trust was created in December 1996 to avoid the administrative difficulty and expense associated with retitling leased vehicles for the securitization of motor vehicle leases. The origination trust issued to the seller the undivided trust interest representing the entire beneficial interest in the unallocated assets of the origination trust. In this prospectus, we refer to the undivided trust interest in the origination trust as the “UTI”. See “The Origination Trust—Property of the Origination Trust” in this prospectus. In connection with this transaction, the seller will instruct the trustee of the origination trust:

•	to establish a special unit of beneficial interest in the origination trust (the “Transaction SUBI”); and

•	to allocate a separate portfolio of leases and the related vehicles leased under those leases and certain related assets of the origination trust to the Transaction SUBI.

The Transaction SUBI will represent the entire beneficial interest in the Included Units. The origination trust will issue a certificate evidencing the interest in the Transaction SUBI (the “Transaction SUBI Certificate”) to or upon the order of the seller, as beneficiary of the UTI. Upon the creation of the Transaction SUBI, the Included Units will no longer constitute assets of the origination trust represented by the UTI and the seller’s interest in the origination trust assets represented by the UTI will be reduced accordingly. The Transaction SUBI will evidence an indirect beneficial interest, rather than a direct legal interest, in the Included Units. The Transaction SUBI will not represent a beneficial interest in any origination trust assets other than the Included Units. Payments made on or in respect of any origination trust assets other than the Included Units will not be available to make payments on the notes. The seller, as beneficiary of the UTI, may from time to time cause special units of beneficial interest similar to the Transaction SUBI (each, an “Other SUBI”) to be created. The issuing entity (and, accordingly, the noteholders) will have no interest in the UTI, any Other SUBI or any assets of the origination trust evidenced by the UTI or any Other SUBI. See “The Origination Trust” and “The Transaction SUBI” in this prospectus.

On the closing date, which is the date of initial issuance of the notes, the seller will sell, transfer, assign, set over and otherwise convey the Transaction SUBI Certificate to the depositor. The depositor will in turn sell, transfer, assign, set over and otherwise convey the Transaction SUBI Certificate to the issuing entity. The issuing entity will pledge the Transaction SUBI Certificate to the indenture trustee as security for the notes issued hereunder. Each note will represent an obligation of the issuing entity.

The notes are the only securities being offered by this prospectus.

The depositor expects that the notes will receive credit ratings from the Hired Agencies. See “Summary of Terms—Ratings” and “Risk Factors—The characteristics, servicing and performance of the leases and related leased vehicles allocated to the Transaction SUBI could result in delays in payment or losses on your notes—The ratings of the notes may be withdrawn or lowered, the notes may receive an unsolicited rating or the rating agencies may be perceived as having a conflict of interest, which may have an adverse effect on the liquidity or the market price of the notes” above for further information concerning the ratings assigned to the notes, including the limitations of those ratings.

USE OF PROCEEDS

The depositor will use the net proceeds from the offering of the notes to:

•	purchase the Transaction SUBI Certificate representing the beneficial interest in leases and leased vehicles allocated to the Transaction SUBI from the seller;

•	make the initial deposit into the reserve account; and

•	pay other expenses in connection with the issuance of the notes.

The depositor or its affiliates will also use a portion of the net proceeds of the offering of the notes to pay their respective debts, including warehouse debt, secured by the Units prior to their allocation to the Transaction SUBI, and for general purposes. Any such debt may be owed [to the owner trustee, the indenture trustee or] to one or more of the underwriters or their affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, so a portion of the proceeds that is used to pay debt may be paid to [one or more of] the underwriters, [the indenture trustee,] [the owner trustee,] and/or their respective affiliates.

THE ISSUING ENTITY

Limited Purpose and Limited Assets

Porsche Innovative Lease Owner Trust 20[•]-[•] (the “issuing entity”) is a [statutory trust formed on [__________] [•], 20[•], under the laws of the State of Delaware] by the depositor for the purpose of owning the Transaction SUBI Certificate and issuing the notes. The issuing entity will be established and operated pursuant to a trust agreement. PFS will be the “administrator” of the issuing entity. The issuing entity will also issue [one or more] non-interest bearing certificates [in a nominal aggregate principal amount of $[100,000]], which represent the beneficial interest in the issuing entity and are not offered hereby. Only the notes are being offered hereby, but the depositor may transfer all or a portion of the certificates to an affiliate or sell all or a portion of the certificates on or after the closing date. [However, the portion of the certificates retained by the depositor or another majority-owned affiliate of PFS to satisfy U.S. credit risk retention rules will not be sold, transferred, subjected to any credit mitigation or hedged except as permitted under, or in accordance with, those rules. See “The Sponsor—Credit Risk Retention”. On each payment date, the holder of the certificates (the “certificateholders”) will be entitled to any Available Funds remaining on that payment date after all deposits and distributions of a higher priority have been made, as described in “Description of the Transaction Documents—Priority of Payments” in this prospectus.

The issuing entity will engage in only the following activities:

•	issuing the notes and the certificate;

•	making payments on the notes and distributions on the certificate;

•	selling, transferring and exchanging the notes and the certificate to the depositor;

•	acquiring and holding the Transaction SUBI Certificate and the other property of the issuing entity;

•	making deposits to and withdrawals, directly or indirectly, from the collection account, the reserve account and the principal distribution account;

•	assigning, granting, transferring, conveying and pledging the property of the issuing entity;

•	paying the organizational, start-up and transactional expenses of the issuing entity;

•	holding, managing and distributing to the holders of the issuing entity’s certificate any portion of the issuing entity property released from the lien of indenture;

•	entering into and performing its obligations under the transaction documents to which it is a party; and

•

taking any action necessary, suitable or convenient to fulfill the role of the issuing entity in connection with the foregoing activities or are incidental thereto or connected therewith or engaging in other activities as may be required in connection with conservation of the assets of the issuing entity and the making of payments on the notes and distributions on the certificate.

The issuing entity’s principal offices are located in [    ], Delaware, in care of [    ], as owner trustee, at the address listed in “The Trustees—The Owner Trustee” below. The issuing entity’s fiscal year ends on December 31st.

The issuing entity’s trust agreement, including its permissible activities, may be amended in accordance with the procedures described in “Description of the Transaction Documents—Amendment Provisions” in this prospectus.

Capitalization and Liabilities of the Issuing Entity

The following table illustrates the expected assets of the issuing entity as of the closing date:

Transaction SUBI Certificate(1)	$ [•]
Reserve Account – Initial Balance(2)	$ [•]
Total	$ [•]
(1) Aggregate Securitization Value as of the cut-off date. (2) To be an amount not less than [•]% of the aggregate Securitization Value of the Included Units as of the cut-off date.

The following table illustrates the expected capitalization and liabilities of the issuing entity as of the closing date(1):

Class A-1 Notes		$ [•]
Class A-2[a] Notes	[}]	$ [•]
Class A-2b Notes]
Class A-3 Notes		$ [•]
Class A-4 Notes		$ [•]
[Class B Notes]		$ [•]
Overcollateralization		$ [•]
Total		$ [•]
(1) [All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]

The Issuing Entity Property

The notes will be collateralized by the issuing entity property. The primary asset of the issuing entity will be the Transaction SUBI Certificate, which will evidence a beneficial interest in certain retail closed-end motor vehicle lease contracts, including lessee payments under those lease contracts, the related leased vehicles and other related assets held by the origination trust.

The issuing entity property will consist of all the right, title and interest of the issuing entity in and to:

•

the Transaction SUBI Certificate, evidencing a 100% beneficial interest in the Transaction SUBI and the Included Units on the closing date, and payments made on the Included Units on or after the cut-off date;

•	the Transaction SUBI;

•

funds on deposit in the reserve account, the principal distribution account and the collection account (including investment earnings, net of losses and expenses, on amounts on deposit in the collection account and the reserve account);

•	the rights of the depositor, as buyer, under the SUBI sale agreement;

•	the rights of the issuing entity under the administration agreement;

•	the rights of the issuing entity, as buyer, under the SUBI transfer agreement;

•

the rights of the issuing entity as a third-party beneficiary under the base servicing agreement, origination trust agreement and the supplements to those agreements, to the extent relating to the Included Units; and

•	all proceeds of the foregoing.

The issuing entity will pledge the issuing entity property to the indenture trustee under the indenture. For a description of the sale and transfer of the issuing entity property as well as the creation, perfection and priority status of the security interest in that property in favor of the issuing entity, see “Description of the Transaction Documents—Sale and Assignment of the Transaction SUBI Certificate.”

[The collection account, the principal distribution account and the reserve account will be initially established with and maintained by [    ], an affiliate of the indenture trustee, as the securities intermediary (the “account bank”) and will be subject to a securities account control agreement, to be dated as of the closing date (the “securities account control agreement”), among the account bank, the issuing entity, the servicer and the indenture trustee.]

The issuing entity will not engage in any activity other than acquiring and holding the Transaction SUBI Certificate and the other issuing entity property, issuing the related securities, distributing payments in respect thereof and any other activities described in this prospectus and in the trust agreement of the issuing entity. The issuing entity will not acquire any assets other than the issuing entity property.

THE TRUSTEES

The Owner Trustee

[[__________] (“[____]”) – also referred to herein as the “owner trustee” – is a [__________] with trust powers incorporated under the laws of . [__________] The owner trustee’s principal place of business is located at [__________], [__________]. Since [___], [_____] has served as trustee in numerous asset-backed securities transactions involving auto loans and auto leases.]

[_____] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [_____] does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as owner trustee.

[_____] has provided the above information and has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

[Insert additional disclosure pursuant to Items 1109 and 1119 of Regulation AB.]

The owner trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the owner trustee set forth in the trust agreement. The owner trustee is not affiliated with PFS or any of its affiliates. The servicer, the seller, the depositor and their affiliates may maintain normal commercial banking or investment banking relations with the owner trustee and its affiliates in the ordinary course of business. The owner trustee will be paid a fee for its services as described under “Description of the Transaction Documents—Fees and Expenses” and will be indemnified against specified losses, liabilities or expenses incurred by the owner trustee in connection with the transaction documents, in each case by the issuing entity to the extent of Available

Funds available therefor, as described under “Description of the Transaction Documents—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default” in this prospectus. To the extent these fees and indemnification amounts are not paid by the issuing entity, they will be payable by the servicer.

[The owner trustee is an affiliate of one of the underwriters.]

For a description of the roles and responsibilities of the owner trustee, see “—Role of the Owner Trustee and the Indenture Trustee” below.

Resignation or Removal of the Owner Trustee

The owner trustee may resign at any time, in which event the depositor and the administrator, acting jointly, will be obligated to appoint a successor owner trustee within thirty (30) days. The depositor or the administrator will remove the owner trustee if the owner trustee ceases to be eligible to continue as such under the trust agreement or if the owner trustee becomes insolvent or is otherwise incapable of acting. In such circumstances, the depositor and the administrator, acting jointly, will be obligated to appoint a successor owner trustee. Any resignation or removal of the owner trustee and appointment of a successor owner trustee does not become effective until acceptance of the appointment by the successor owner trustee for such issuing entity and payment of all fees, expenses and indemnities (including any attorneys’ fees and other legal costs and expenses incurred in connection with any petition for appointment of a successor owner trustee) owed to the outgoing owner trustee.

For a further description of the roles and responsibilities of the owner trustee, see “—Role of the Owner Trustee and the Indenture Trustee” below. For a description of provisions governing the limitation of liability and indemnity provisions applicable to the owner trustee, see “Description of the Transaction Documents—Indemnification of the Indenture Trustee and the Owner Trustee” in this prospectus.

The Indenture Trustee

[[__________], a [__________] (“[__________]”), will act as indenture trustee (the “indenture trustee”) and as paying agent (the “paying agent”).]

[The indenture will be administered from [__________]’s corporate trust office located at [__________], [__________].]

[[__________] has provided corporate trust services since [•]. As of [__________], 20[•], [__________] was acting as trustee with respect to over [•] issuances of securities with an aggregate outstanding principal amount of over $[•] trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.]

[The indenture trustee will make each monthly statement available to the noteholders via the indenture trustee’s internet website at [__________]. For assistance with regard to this service, investors may call the indenture trustee’s bondholder services group at [( )____-______].]

[As of [__________], 20[•], [__________] was acting as indenture trustee, registrar and paying agent on [•] issuances of automobile receivables-backed securities with an outstanding aggregate principal balance of approximately $[•].]

[[__________] will also act as the calculation agent. The calculation agent will obtain the [SOFR Rate][Insert Other Benchmark Rate] and calculate the interest rate for the Class A-2b notes as described under “The Notes–Calculation of Floating Rate Interest”. If the administrator has determined prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the administrator will determine an alternative Benchmark in accordance with the Benchmark Replacement provisions described under “The Notes–Calculation of Floating Rate Interest–Effect of Benchmark Transition Event”.]

[_____] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [_____] does not believe that the ultimate resolution of any of these proceedings is material to noteholders.

[Insert additional disclosure pursuant to Items 1109 and 1119 of Regulation AB.]

[The indenture trustee is an affiliate of one of the underwriters.]

The indenture trustee’s duties are limited to those duties specifically set forth in the indenture. [__________] is not affiliated with PFS or any of its affiliates. The servicer, the seller, the depositor and their affiliates may maintain normal commercial and investment banking relations with the indenture trustee and its affiliates in the ordinary course of business. The indenture trustee will be paid a fee for its services as described under “Description of the Transaction Documents—Fees and Expenses” and will be indemnified against specified losses, liabilities or expenses incurred by the indenture trustee in connection with the transaction documents, in each case by the issuing entity to the extent of Available Funds available therefor, as described under “Description of the Transaction Documents—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default” in this prospectus. To the extent these fees and indemnification amounts are not paid by the issuing entity, they will be payable by the servicer.

For a description of the provisions governing resignation and removal of the indenture trustee, see “The Indenture—Resignation or Removal of the Indenture Trustee” in this prospectus. For a description of provisions governing the limitation of liability and indemnity provisions applicable to the indenture trustee, see “Description of the Transaction Documents—Indemnification of the Indenture Trustee and the Owner Trustee” in this prospectus.

For a further description of the roles and responsibilities of the indenture trustee, see “—Role of the Owner Trustee and the Indenture Trustee”, “The Indenture” and “Description of the Transaction Documents” in this prospectus.

Role of the Owner Trustee and the Indenture Trustee

Neither the owner trustee nor the indenture trustee will make any representations as to the validity or sufficiency of the servicing agreement, trust agreement, administration agreement, indenture, asset representations review agreement, the securities or any leases or related documents. As of the closing date, neither the owner trustee nor the indenture trustee will have examined the leases. If no event of default has occurred under the indenture, the owner trustee and indenture trustee will be required to perform only those duties specifically required of them under the servicing agreement, trust agreement, administration agreement or indenture, as applicable. Generally, those duties are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the owner trustee or indenture trustee under the servicing agreement, trust agreement, administration agreement, or indenture, as applicable, and the making of payments or distributions to noteholders and certificateholders in the amounts specified in certificates provided by the servicer.

The owner trustee will be under no obligation to exercise any of the issuing entity’s powers or powers vested in it by the servicing agreement, trust agreement or indenture, or other related documents as applicable, or to make any investigation of matters arising thereunder or to institute, conduct or defend any investigation, proceeding or litigation thereunder or in relation thereto at the request, order or direction of any of the certificateholders, unless those certificateholders have offered to the owner trustee security or indemnity reasonably satisfactory to it against the reasonable costs, expenses and liabilities which may be incurred therein or thereby. Under no circumstances will the owner trustee be required to take, expend or risk its own funds or to take any action at the direction of the noteholders or certificateholders if it will determine or be advised by counsel that such action is contrary to the transaction documents or applicable law.

The indenture trustee will be under no obligation to exercise any of the issuing entity’s powers or powers vested in it by the servicing agreement, trust agreement or indenture, as applicable, or to make any investigation of matters arising thereunder or to institute, conduct or defend any investigation, proceeding or litigation thereunder or in relation thereto at the request, order or direction of any of the noteholders (other than requests, demands or directions relating to an asset representations review as described under “Description of the Transaction Documents—Asset Representations Review” or to the investors’ rights to communicate with other investors described under “The Indenture— Noteholder Communication; List of Noteholders”), unless those noteholders have offered to the indenture trustee security or indemnity reasonably satisfactory to the indenture trustee against the reasonable costs, expenses and liabilities which may be incurred by it, its agents and its counsel in compliance with such request or direction. Under no circumstances will the indenture trustee be required to take, expend or risk its own funds or to take any action at the direction of the noteholders or certificateholders if it will determine or be advised by counsel that such action is contrary to the transaction documents or applicable law.

The owner trustee and indenture trustee, and any of their affiliates, may hold securities in their own names. In addition, for the purpose of meeting the legal requirements of local jurisdictions or for the enforcement or conflict of interest matters, the owner trustee and indenture trustee, in some circumstances, acting jointly with the depositor or the administrator, respectively, will have the power to appoint co-trustees or separate trustees of all or any part of the issuing entity property. In the event of the appointment of a co-trustee, any rights, powers, duties and obligations of the owner trustee or indenture trustee under the transaction documents that are conferred upon the co-trustee will be exercised or performed singly by the co-trustee subject to applicable direction.

The servicer, the seller and the depositor and their affiliates may maintain other banking relationships with the owner trustee and indenture trustee in the ordinary course of business.

The owner trustee and indenture trustee will be entitled to certain fees and indemnities described under “Description of the Transaction Documents—Fees and Expenses” and “Description of the Transaction Documents—Indemnification of the Indenture Trustee and the Owner Trustee” in this prospectus.

The Origination Trustee

[[__________] (“[__________]”) – also referred to herein as the “origination trustee” – is a [__________]. The origination trustee’s principal place of business is located at [__________]. [__________] is an affiliate of [__________]. Since [__________], [__________] has served as origination trustee in numerous asset-backed securities transactions involving auto leases.]

[[__________] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [__________] does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as origination trustee.]

[Other than the above two paragraphs, [__________] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.]

[__________] is not affiliated with PFS or any of its affiliates. The servicer, the seller, the depositor and their affiliates may maintain normal commercial and investment banking relations with the origination trustee and its affiliates in the ordinary course of business. The origination trustee will be paid a fee for its services as described under “Description of the Transaction Documents—Fees and Expenses” and will be indemnified against specified losses, liabilities or expenses incurred by the origination trustee in connection with the transaction documents, in each case by the issuing entity to the extent of Available Funds available therefor, as described under “Description of the Transaction Documents—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default” in this prospectus. To the extent these fees and indemnification amounts are not paid by the issuing entity, they will be payable by the servicer.

[Insert additional disclosure, if applicable, pursuant to Item 1109 of Regulation AB.]

THE ORIGINATION TRUST

Porsche Leasing, Ltd., or the “origination trust,” is a Delaware statutory trust and is governed by the amended and restated trust agreement, dated as of November 14, 1997 (the “origination trust agreement”), among the seller, as settlor and UTI Holder and Wilmington Trust Company, as trustee. To provide for the servicing of the origination trust assets, the origination trust and PFS, as servicer, have entered into an Amended and Restated Servicing Agreement (the “base servicing agreement”), dated as of November 14, 1997. All of the Centers in the PFS network have entered into agreements pursuant to which they have assigned and will assign retail closed-end motor vehicle lease contracts to the origination trust. The origination trust was created in December 1996 to avoid the administrative difficulty and expense associated with retitling leased vehicles for the securitization of motor vehicle leases. The origination trust issued to the seller the UTI, which represents the entire beneficial trust interest in the unallocated assets of the origination trust. The primary business purpose of the origination trust is to take assignments of, and serve as record holder of title to, the Units in order to facilitate sale or financing transactions involving Units, including the securitization of Units in connection with the issuance of asset-backed securities.

Except as otherwise described under “The Origination Trust Agreement and the Transaction SUBI Supplement” in this prospectus, under the origination trust agreement the origination trust has not and may not:

•

issue beneficial or other interests in the origination trust assets or securities other than (i) with respect to each issuance of notes, the related Transaction SUBI and the Transaction SUBI Certificate, (ii) one or more Other SUBIs and one or more certificates representing each Other SUBI (the “Other SUBI Certificates”) and (iii) the UTI and one or more certificates representing the UTI (the “UTI Certificates”);

•	borrow money on behalf of the origination trust;

•	make loans on behalf of the origination trust;

•	invest in or underwrite securities;

•	offer securities in exchange for origination trust assets, with the exception of the Transaction SUBI Certificate, Other SUBI Certificates and the UTI Certificates;

•	repurchase or otherwise reacquire any UTI Certificate or, except as permitted by or in connection with permitted financing transactions, the Transaction SUBI Certificate or any Other SUBI Certificate;

•	engage in any trade or business; or

•	except as requested by the UTI Holder, enter into any agreements or contracts.

For further information regarding the origination trust and the servicing of the leases and leased vehicles, you should refer to “The Origination Trust Agreement and the Transaction SUBI Supplement” and “Description of the Transaction Documents—The Servicing Agreement” in this prospectus.

Property of the Origination Trust

The assets of the origination trust generally consist of:

•	cash;

•

leases originated by a Center pursuant to dealer agreements entered into with the origination trust or with PFS and supplemental dealer agreements entered into with the origination trust or directly by the origination trust;

•	leased vehicles and all proceeds of those leased vehicles;

•

all of the seller’s and PFS’ rights (but not their obligations) with respect to any lease or leased vehicle, including without limitation, the right to proceeds from all Center repurchase obligations, if any, relating to any lease or leased vehicle;

•

the rights under and proceeds from insurance policies, if any, covering the leases, the related lessees or the leased vehicles, including but not limited to residual value, liability and credit life insurance;

•	any security deposits to the extent due to the lessor under the related lease; and

•	all proceeds of the foregoing.

From time to time after the date of this prospectus, additional leases will be originated by or assigned to the origination trust and, as described below, title to the related leased vehicles will be in the name of the origination trust. These additional leases will not be allocated to any existing Transaction SUBI and will not be included in any existing transaction unless otherwise described in the transaction documents.

Lease Origination and the Titling of Vehicles

Under each lease, the origination trust will be listed as the owner of the related leased vehicle on its certificate of title. Liens will not be placed on the certificates of title, and there will be no indication on any certificates of title to reflect the interest in the leased vehicles of the issuing entity, as holder, or the indenture trustee, as pledgee, of the Transaction SUBI Certificate. The certificates of title to those leased vehicles registered in several states may, however, reflect a first lien or “administrative lien” held by the origination trust or the servicer that will exist solely to provide for delivery of title documentation for those leased vehicles to the servicer. Each entity that records an administrative lien (other than the origination trust) will enter into an agreement by which it acknowledges that it has no interest in the related leased vehicles and additionally waives, quitclaims and releases any claim that it may have against the leased vehicles by virtue of those liens.

All Units owned by the origination trust will be held for the benefit of entities that from time to time hold beneficial interests in the origination trust. Those interests will be evidenced with respect to:

•	Units not allocated to the Transaction SUBI or any Other SUBI, by the UTI;

•	Units included in this transaction, by the Transaction SUBI; and

•	Units financed in another transaction, by one or more Other SUBIs.

Entities holding beneficial interests in the origination trust will not have a direct ownership in the related leases or a direct ownership or perfected security interest in the related leased vehicles.

The issuing entity has no direct interest in the Included Units allocated to the Transaction SUBI. Therefore, the issuing entity does not have a perfected lien in the related leases or related leased vehicles, but will have a perfected security interest or ownership interest in the Transaction SUBI Certificate. See “Risk Factors—The issuing entity has limited assets, and delays in payment or losses on your notes could arise from shortfalls or delays in amounts available to make payments on the notes—Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes.”

THE DEPOSITOR

The “depositor”, Porsche Auto Funding LLC, a Delaware limited liability company, was formed on April 20, 2011. The depositor is a wholly-owned special purpose subsidiary of the seller. The principal place of business of the depositor is at One Porsche Drive, Atlanta, Georgia 30354.

The depositor was organized solely for the limited purposes of acquiring beneficial interests in portfolios of motor vehicle leases and the related leased vehicles, acquiring motor vehicle loans and motor vehicle installment sale contracts and associated rights, issuing or selling securities and engaging in related transactions. The depositor’s limited liability company agreement limits the activities of the depositor to the foregoing purposes and to any activities incidental to and necessary for these purposes. Since its inception, the depositor has been engaged in these activities solely as (i) the purchaser of beneficial interests in portfolios of motor vehicle leases and the related leased vehicles from the seller pursuant to purchase agreements, (ii) the depositor of beneficial interests in portfolios of motor vehicle leases and the related leased vehicles pursuant to sale agreements, (iii) the purchaser of receivables from the seller pursuant to purchase agreements, (iv) the transferor of motor vehicle loans and motor vehicle installment sale contracts to securitization trusts pursuant to sale and servicing agreements, (v) the depositor that formed various securitization trusts pursuant to trust agreements and (vi) the entity that executes note purchase agreements and purchase agreements in connection with issuances of asset-backed securities.

THE SPONSOR

Porsche Financial Services, Inc. (“PFS”) was incorporated in the State of Delaware in 1991 and is an affiliate of Porsche Cars North America, Inc. (“PCNA”). The principal activity of PFS is acting as a U.S. finance source for PCNA’s franchised Centers, including purchasing retail installment sales contracts and leases originated by such Centers. Both PFS and PCNA are indirect, wholly-owned subsidiaries of Dr. Ing. h.c. F. Porsche Aktiengesellschaft (“Porsche AG”). The principal place of business of PFS is at One Porsche Drive, Atlanta, Georgia 30354.

PFS’ experience in and overall procedures for originating or acquiring leases and the related leased vehicles is described in “Origination and Servicing Procedures” in this prospectus. [PFS has been engaged in the securitization of retail closed-end motor vehicle lease contracts since 2011.] [The securitization transaction contemplated by this prospectus is the [•] term securitization of retail closed-end motor vehicle lease contracts sponsored by PFS.]

PFS has participated in the structuring of the transaction described in this prospectus and has originated the leases and the related leased vehicles to be allocated to the Transaction SUBI. PFS is responsible for servicing the Included Units as described below under “The Servicer” and “Origination and Servicing Procedures”. PFS is also the administrator of the issuing entity.

Credit Risk Retention

Pursuant to the credit risk retention rules, 17 C.F.R. Part 246, PFS, as the sponsor, is required to retain an economic interest in the credit risk of the Included Units, either directly or through one or more majority-owned affiliates. PFS intends to satisfy this obligation with [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] [and an eligible horizontal cash reserve account] [aggregate] in the form of its retention [by the depositor][by PFS] of an amount equal to at least 5% of [the initial principal amount] of each class of notes, and retention by the depositor, its wholly owned affiliate, of at least 5% of the initial principal amount of certificates issued by the issuing entity on the closing date.] Pursuant to Regulation RR, the depositor or any other holder is required to retain the “eligible horizontal residual interest” and may not transfer (except to PFS or another majority-owned affiliate of PFS) such interest until the latest of two years after the closing date, the date the aggregate Securitization Value is 33% or less of the aggregate Securitization Value as of the closing date, or the date the aggregate principal amount of the notes is 33% or less of the initial principal amount of the notes. PFS, the depositor and their affiliates may not hedge or finance the “eligible horizontal residual interest” during this period except as permitted under applicable law. The depositor may transfer all or any portion of the “eligible horizontal residual interest” to PFS or another majority-owned affiliate of PFS on or after the closing date.

[Retained vertical interest: The retained eligible vertical interest will take the form of at least [•]% of each class of notes and certificates issued by the issuing entity, though PFS or one or more of its majority-owned affiliates may retain more than [•]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “The Notes”. The notes of each class retained by PFS or one or more of its majority-owned affiliates as part of the “eligible vertical interest” will have the same terms as all other notes in that class, except that such retained notes will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document, as described in “The Notes—Notes Owned by Transaction Parties.” As described under “Description of the Transaction Documents—Priority of Payments” and “Description of the Transaction Documents—Priority of Payments May Change Upon an Event of Default” in this prospectus, distributions to holders of the issuing entity’s certificates on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. On any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “Description of the Transaction Documents—Priority of Payments”, any resulting shortfall will, through operation of the priority of payments, reduce amounts distributable to the holders of the certificates prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The other material terms of the certificates are described in this prospectus under “Summary of Terms—The Certificates.”

In accordance with Regulation RR, if the amount of the eligible vertical interest retained at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. [This disclosure will be [made on Form 8-K filed under the CIK number of the depositor][included in the first 10-D filed by the depositor after the closing date].]

[Retained horizontal interest: The residual interest retained by the depositor is structured to be an “eligible horizontal residual interest” and will take the form of [depositing an amount equal to $[___] into a risk retention reserve account] [retaining the issuing entity’s certificates.]

[The fair value of the eligible horizontal residual interest is expected to represent at least 5% of the sum of the fair value of the notes and the certificates on the closing date.]

PFS expects the certificate to have an approximate fair value, as of the closing date, of between $[•] and $[•], which is between [•]% and [•]% of the fair value, as of the closing date, of all of the notes and the certificate issued by the issuing entity on the closing date.

The certificate represents a 100% beneficial interest in the issuing entity.

The [expected]3 fair value of the notes and the certificate is summarized below:

Class of Notes	Expected Fair Value or Range of Fair Values (in dollars)	Expected Range of Fair Values (as a percentage)
Class A-1 Notes	$[__]	[__]% to [__]%
Class A-2[a] Notes	$[__]	[__]% to [__]%
[Class A-2b Notes]	$[__]	[__]% to [__]%
Class A-3 Notes	$[__]	[__]% to [__]%
Class A-4 Notes	$[__]	[__]% to [__]%
[Class B Notes]	$[__]	[__]% to [__]%
Certificate	$[__]	[__]% to [__]%

PFS and the depositor will use a fair value measurement framework under generally accepted accounting principles to calculate the fair value of the notes and the certificate. The fair value of the notes will be assumed to be equal to the initial principal amount of the notes, or par. An internal valuation model using discounted cash flow analysis will be used to calculate fair value of the certificate.

The fair value measurement framework will consider various inputs including (i) quoted prices for identical instruments, (ii) quoted prices for similar instruments, (iii) current economic conditions, including interest rates and yield curves, (iv) experience with similar leases in PFS’ lease portfolio and prior securitized portfolios, including prepayments, delinquencies, repossessions and net losses based on information for leases and leased vehicles similar to the leases and related leased vehicles to be allocated to the Transaction SUBI on the closing date, and (v) management judgment about the assumptions market participants would use in pricing the instrument.

The expected fair value of the notes is assumed to be equal to the initial principal amount of the notes, or par. Interest is assumed to accrue on each class of notes consistent with the ranges of per annum interest rates set forth in the table below:

Class of Notes	Ranges of Assumed Interest Rates
Class A-1 Notes	[__]% to [__]%
Class A-2[a] Notes	[__]% to [__]%
[Class A-2b Notes]	[__]% to [__]%
Class A-3 Notes	[__]% to [__]%
Class A-4 Notes	[__]% to [__]%
[Class B Notes]	[__]% to [__]%

[3]	The bracketed term “expected” will be used for the preliminary prospectus as the final pricing information including the final prospectus will be used to calculate the actual fair value.

These interest rate ranges are estimated based on recent pricing of notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk.

To calculate the expected fair values of the certificate, PFS used an internal valuation model. This model projects future interest and principal payments of the portfolio of leases and related leased vehicles allocated to the Transaction SUBI, the interest and principal payments on the notes, and any other fees and expenses payable by the issuing entity. The resulting cash flows to the certificate are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows. In completing these calculations, PFS made the following assumptions:

•	interest accrues on the notes at the per annum rates described above;

•	except as otherwise described in this section, principal and interest cash flows for the Included Units are calculated using the assumptions as described in “Weighted Average Life of the Notes;”

•	[a Benchmark Transition Event will not occur prior to payment in full of the Class A-2[b] notes;]

•

[in determining the interest payments on the floating rate Class A-2[b] notes, the [SOFR Rate][Insert Other Benchmark Rate] is assumed to be [Compounded SOFR][Insert Applicable Benchmark Rate] and is assumed to reset consistent with the applicable forward rate curve as of [  ], 20[•];]

•	leases prepay at a [ ]% Prepayment Assumption based on amortization resulting from voluntary prepayments;

•	[retained and returned vehicles are sold for an amount equal to their Base Residual Value, resulting in no residual value gain or loss;]

•	[the pool experiences a lifetime cumulative net loss rate of approximately [ ]% and these losses are incurred based on the following timing curve:]

Month	Cumulative Net Loss	Month	Cumulative Net Loss
1	[ ]%	19	[ ]%
2	[ ]%	20	[ ]%
3	[ ]%	21	[ ]%
4	[ ]%	22	[ ]%
5	[ ]%	23	[ ]%
6	[ ]%	24	[ ]%
7	[ ]%	25	[ ]%
8	[ ]%	26	[ ]%
9	[ ]%	27	[ ]%
10	[ ]%	28	[ ]%
11	[ ]%	29	[ ]%
12	[ ]%	30	[ ]%
13	[ ]%	31	[ ]%
14	[ ]%	32	[ ]%
15	[ ]%	33	[ ]%
16	[ ]%	34	[ ]%
17	[ ]%	35	[ ]%
18	[ ]%	36	[ ]%

•	certificate cash flows are discounted at [ ]%; and

•	the depositor will not exercise the optional purchase when it is permitted to do so.

PFS developed these inputs and assumptions by considering the following factors:

•	ABS rate – estimated considering the composition of the leases and related leased vehicles, the performance of PFS’ prior securitized pools and more recent originations,

•

Cumulative net loss rate – estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering the composition of the Included Units, the performance of PFS’ prior securitized pools and more recent originations, trends in CPO and used vehicle values, economic conditions, and the cumulative net loss assumptions of the Hired Agencies. Default and recovery rate estimates are included in the cumulative net loss assumption, and

•

Discount rate applicable to the residual cash flows – estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in residual interests, the discount rate was derived from both quantitative factors, such as prevailing market rates of return for similar instruments, and qualitative factors that consider the subordinate nature of the first-loss exposure.

PFS believes that the inputs and assumptions described above include the inputs and assumptions that could have a material impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation. The expected fair value of the notes and the certificate was calculated based on the assumptions described above. You should be sure you understand these assumptions when considering the fair value calculation.

The methodology described above was used to determine the estimated fair value of the eligible horizontal residual interest retained on the closing date by the depositor. In accordance with Regulation RR, within a reasonable time after the closing date, PFS will disclose the actual fair value of the eligible horizontal residual interest retained based on the final pricing information and bond structure, as well as the fair value of the eligible horizontal residual interest required to be retained under Regulation RR. In addition, to the extent the valuation methodology used with respect to the eligible horizontal residual interest actually retained, or any of the key inputs and assumptions used therein, differ materially from those set forth above, we will disclose those material differences. [These disclosures will be made on [Form [8-K][10-D] filed under the CIK number of the issuing entity.]

PFS will recalculate the fair value of the notes and the issuing entity’s certificates following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described above. The fair value of the certificates as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount, in each case, as of the closing date, will be included in the first periodic report on Form 10-D filed by the depositor after the closing date, together with a description of any material changes in the method or inputs and assumptions used to calculate the fair value. Because all of the issuing entity’s certificates are expected to be retained by the depositor or another majority-owned affiliate of PFS on the closing date, the first periodic report on Form 10-D filed by the depositor after the closing date will also disclose the portion of the issuing entity’s certificates being retained to satisfy the requirements of Regulation RR.

In addition, the depositor may retain some or all of one or more of the classes of notes.

As described under “Description of the Transaction Documents—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default” below, payments to certificateholders on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. In accordance with the requirements for an “eligible horizontal residual interest” under Regulation RR, on any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “Description of the Transaction Documents—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default”, any resulting shortfall will, through operation of the priority of payments, reduce amounts payable to the certificateholders prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The material terms of the notes are described in this prospectus under “The Notes,” and the other material terms of the certificates are described in this prospectus under “The Issuing Entity—Capitalization and Liabilities of the Issuing Entity.”

[Notwithstanding the foregoing, none of PFS, the other parties to the transaction described in this prospectus, nor any of their respective affiliates, will undertake, or intends, to retain an interest in such transaction in a manner that would satisfy any risk retention requirements now or hereafter in effect in the EU, any EEA member state, the UK, Japan or any other non-U.S. jurisdiction, or to take any other action or refrain from taking any action to facilitate or enable compliance by any investor in the notes or any other person with the requirements of any law or regulation now or hereafter in effect in the EU, any EEA member state, the UK, Japan or any other non-U.S. jurisdiction in relation to due diligence and monitoring, transparency, credit granting standards or any other conditions with respect to investments in securitization transactions.]

[Risk Retention Reserve Account: On or prior to the closing date, the [issuing entity] will establish an eligible account in the name of the indenture trustee for the benefit of the noteholders. The risk retention reserve account is structured to be an “eligible horizontal cash reserve account” and will be funded on the closing date by the retention of a portion of the purchase price for the notes in the amount equal to $[____]. Funds on deposit in the risk retention reserve account may not be used to pay the servicing fee, as long as PFS or an affiliate of PFS is the servicer. For all other purposes, the risk retention reserve account may be used to make any payments that are due as described under “Description of the Transaction Documents—Priority of Payments” in this prospectus but are otherwise unpaid, including each of the notes on the related final scheduled payment date to the extent Collections on the Included Units are insufficient to make such payments.]

[PFS or the depositor may transfer all or a portion of [the “eligible vertical interest”] [and] [the eligible horizontal residual interest] to PFS or another majority-owned affiliate of PFS [on or] after the closing date.]

[PFS or its majority-owned affiliate will no longer be required to hold the [eligible vertical interest] [eligible horizontal residual interest] upon the latest to occur of (i) the date on which the outstanding principal balance of the Included Units is less than or equal to 33% of the initial principal balance as of the closing date, (ii) the date on which the aggregate outstanding principal amount of the notes is less than or equal to 33% of the aggregate initial principal amount of the notes on the closing date and (iii) the date that is two years after the closing date.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

THE SELLER

On the closing date, Porsche Funding Limited Partnership (the “seller”) will sell the Transaction SUBI to the depositor, and the depositor will sell the Transaction SUBI to the issuing entity. Proceeds from the sale of the Transaction SUBI will be used to pay down various financing facilities secured by the Transaction SUBI prior to its transfer to the issuing entity, and for general purposes.

THE SERVICER

PFS will be the servicer. PFS offers indirect automotive consumer retail installment sale contract and lease financing, ancillary protection plan production, automotive insurance, vehicle subscription and rental through Porsche Drive, LLC and direct Center financing through (and to) approximately 202 Centers in the United States that sell Porsche vehicles, 48 dealers in the United States that sell Bentley vehicles, 41 dealers in the United States that sell Lamborghini vehicles and 11 dealers in the United States that sell Bugatti Vehicles. PFS has been directly servicing motor vehicle receivables and leases since the early 1990s. Prior to January 2, 1995, receivables and leases originated by PFS were serviced through a third party servicer. The securitization transaction contemplated by this prospectus is the [•] term securitization of retail closed-end motor vehicle lease contracts serviced by PFS. Porsche Leasing Ltd., a Delaware statutory trust, was created and began titling leased vehicles into it in December 1996. As discussed under “Overview of the Transaction” in this prospectus, creating the origination trust allowed PFS to avoid the administrative difficulty and expense associated with retitling leased vehicles for the securitization of motor vehicle leases.

PFS has never defaulted in its payment obligations under its asset-backed securitization offerings, and none of the securitization securities have defaulted, or otherwise been accelerated due to the occurrence of an early amortization or other performance triggering event.

A portion of PFS’ and the seller’s assets are sold in asset-backed securitization transactions, although the assets remain on PFS’ balance sheet. These assets support payments on the asset-backed securitization securities and are not available to PFS’ or the seller’s creditors generally. PFS expects that asset-backed securitization debt offerings will continue to be a material funding source for PFS.

The servicer will have full power and authority to do any and all things in connection with such managing, servicing, administration and collection that it may deem necessary or desirable. The servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the leases and related leased vehicles as and when the same become due in accordance with its customary servicing practices.

PFS has made adjustments to its customary servicing practices over time, particularly in the areas of repossession timing, collections timing, collections intensity and business processes and workflow. These adjustments are introduced and are implemented after PFS determines that those adjustments will result in an overall improvement in servicing and collections.

PFS is the servicer for all of the loans and leases that it finances. Although PFS may be replaced or removed as servicer upon the occurrence of certain events, including the occurrence of a servicer replacement event (as defined under the applicable transaction documents), PFS generally expects to service the loans sold in and leases allocated to an asset-backed securitization transaction for the life of that transaction. For more information regarding the circumstances under which PFS may be replaced or removed as servicer of the leases and the leased vehicles allocated to the Transaction SUBI, you should refer to “Description of the Transaction Documents” in this prospectus. If the servicing of any leases and the leased vehicles (including the Included Units) were to be transferred from PFS to another servicer, there may be an increase in overall delinquencies and defaults due to misapplied or lost payments, data input errors or system incompatibilities. Although PFS expects that any increase in any such delinquencies would be temporary, there can be no assurance as to the duration or severity of any disruption in servicing the leases and the leased vehicles as a result of any servicing transfer.

For more information regarding PFS’ experience with respect to its entire portfolio of new, CPO and used motor vehicle leases, including leases owned by the seller or the origination trust and leases that have been sold but are still being serviced by PFS, you should refer to “Delinquencies, Repossessions, Net Losses and Residual Value Loss Experience” in this prospectus.

For a description of the roles and responsibilities of the servicer, see “Description of the Transaction Documents—The Servicing Agreement” in this prospectus.

[To the extent not described in this prospectus, identify any servicer contemplated by Item 1108(a)(2) and provide the information required by paragraphs (b), (c) and (d) of Item 1108, as applicable, for each servicer contemplated by paragraphs (a)(2)(i), (ii) and (iv) of Item 1108 and each unaffiliated servicer identified in paragraph (a)(2)(iii) of Item 1108 that services 20% or more of the pool assets.]

ORIGINATION AND SERVICING PROCEDURES

The following is a description of the origination, underwriting and servicing of the leased vehicles by PFS and the seller as of the date of this prospectus and any material changes to this information with respect to the origination, underwriting and servicing of the leased vehicles for which the issuing entity will hold a beneficial interest.

The leases are originated or acquired through several origination channels across a spectrum of credit quality lessees. [PFS will act as servicer for each transaction.]

[Insert the disclosure required by Item 1110 regarding (a) any originator or group of originators that originated, or is expected to originate, 10% or more of the pool assets and (b) any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.] [Insert the disclosure required by Item 1110(b) regarding any originator or group of affiliated originators, that originated, or is expected to originate, 20% or more of the pool assets.]

Underwriting Procedures

PFS’ underwriting standards emphasize many factors, including the applicant’s credit history, ability to make payments as they become due, debt ratios, employment status and income, and amount financed relative to the value of the vehicle to be leased. PFS’ headquarters for underwriting, servicing and collection are located at its offices in Atlanta, Georgia.

Each applicant for a lease is required to complete a credit application. Applicants include the lessee and co-lessee and guarantor, if any. Applications submitted to PFS generally include the following information about the applicant and the terms of the lease:

•	identifying information, such as name, address and social security number;

•	vehicle and contract information such as amount financed and term, employment and income information;

•	monthly mortgage or rent payment, if applicable; and

•	other personal and financial information.

Centers generally submit applications together with information about the proposed terms of the lease to PFS through web-based systems.

PFS’ credit underwriting module relies on both external and internal information in order to evaluate the creditworthiness of the applicant and to provide a credit recommendation or a decision.

PFS generally obtains a credit report on an individual applicant from a national credit bureau. The credit bureau data includes the applicant’s credit risk score, often referred to as a “credit bureau score” (which may incorporate statistical models created by Fair Isaac Corporation). The credit bureau score generally measures the likelihood an applicant will repay an obligation as expected.

In a limited number of cases, a credit report is not available because an applicant does not have an established credit history. If an individual applicant does not have sufficient recent credit history, further information may be obtained in order to evaluate the applicant.

Creditworthiness for commercial applicants is generally determined by utilizing the credit report for a cosigner, if applicable, publicly available information, and historical PFS information. Financial statements may also be requested to further evaluate a company’s credit worthiness.

PFS evaluates each individual application with a credit bureau score using a proprietary credit scoring algorithm (the “PFS Custom Scorecard”) developed by a third party credit scoring company using PFS’ own historical data. The PFS Custom Scorecard is used to assess the creditworthiness of an applicant by using the credit bureau data to assign the applicant a proprietary credit score.

Credit applications are automatically evaluated by PFS’ credit underwriting module upon receipt. Some credit applications are automatically approved or declined based on a set of predefined rules, including the PFS Custom Scorecard, credit bureau scores, and review rules, which are built into the credit underwriting module in order to check application characteristics against predefined standards. Each application is also checked against red flag rules, lists maintained by the Office of Foreign Assets Control (OFAC), and other global watch lists and high-risk databases. Commercial applications for which there is no individual co-applicant are not subject to automatic approval or rejection and must be manually decided by an underwriter.

If warranted, the underwriter can make a credit decision that deviates from the credit underwriting module’s recommendation (an “override”). In certain situations, the underwriter must obtain additional authorization as outlined in PFS’ internal underwriting guidelines.

If an automatic decision cannot be made, PFS’ underwriters consider the information available in sources outlined in PFS’ underwriting guidelines in order to make a credit decision. In this process, the underwriter considers the same information processed by the credit underwriting module and weighs other outside factors not already assessed in the scoring process (if any).

PFS uses risk-based pricing that includes a tiered system of interest rates, depending on applicant credit quality and contract length. Rates vary based on different factors, including credit tier, term and collateral, including whether a new, CPO or used vehicle is being leased. If PFS considers an applicant to be relatively less creditworthy and, as a result, a greater risk, PFS will generally assign the applicant a higher interest rate and a lower advance rate. Special rates may apply as a result of promotional activities.

PCNA established a Certified Pre-Owned (“CPO”) Vehicle Program to create customer and dealer demand for pre-owned Porsche vehicles and enhance the value of Porsche vehicles. A CPO vehicle is a Porsche vehicle that is fewer than thirteen model years old, has fewer than 125,000 miles and has been inspected by a Porsche dealer and passed an extensive multi-point vehicle inspection. Every CPO Porsche is backed by the remaining 4-year/50,000-mile New Vehicle Limited Warranty. Once that expires, the Certified Pre-Owned Limited Warranty goes into effect, providing an additional 24-months of coverage with unlimited miles. PFS generally treats CPO vehicles as new vehicles rather than used vehicles in its credit analysis.

PFS may review and analyze its portfolio of leases to evaluate the effectiveness of its underwriting guidelines and purchasing criteria. If external economic factors, credit loss or delinquency experience, market conditions or other factors change, PFS may adjust its underwriting guidelines and purchasing criteria in order to change the asset quality of its portfolio or to achieve other goals and objectives.

Determination of Residual Values

Each lease sets forth a residual value, which we refer to in this prospectus as the “contractual residual value,” established at the time of lease origination (as it may be subsequently revised in connection with an extension of a lease in accordance with the customary servicing practices). The contractual residual value as provided in the lease agreement is the contractual value of the vehicle at the end of the lease and is the amount used to calculate the base scheduled lease payments under the lease. If we assume that the original capitalized cost of the lease is the initial principal amount of the loan, that the lease rate is the interest rate, that the lease term is the term of the loan and that all scheduled payments are timely made, the contractual residual value is the amount to which the outstanding balance would decline at the scheduled expiration of the lease term (unless the lease is a single payment lease). When a vehicle is sold after being returned by the lessee at the end of the related lease, there will be a residual value loss if the net sales proceeds of the vehicle are less than the contractual residual value.

In establishing the publication of residual values (typically on a quarterly basis), PFS analyzes proceeds in the context of vehicle content, mileage, lease term, and other variables for leased vehicles sold through customer, Center, and auction channels. The determined residual values are reviewed and approved by PFS leadership, as well as compared to PFS’ historical off-lease vehicle sales performance and various independent industry guides, such as Automotive Lease Guide (“ALG”), the National Auto Research Official Used Car Market Guide Monthly (“Black Book”), and Black Book Cars of Particular Interest (CPI) (“Black Book CPI”), for reasonableness. ALG, Black Book and Black Book CPI are independent publications of residual values which are widely used throughout the automotive finance industry for estimating vehicle market values at lease termination.

The estimated future value of a leased vehicle is a major component of the leasing business. Specifically, any excess of the contractual residual value of a vehicle over its actual future market value represents a residual loss at lease termination. PFS believes that the difference between the contractual residual values and the actual value at maturity may affect consumer behavior concerning purchasing or returning a vehicle to the lessor at lease termination. Furthermore, PFS believes that return rates may decline as actual values are in line with or exceed contractual residual value.

All of the leases and leased vehicles that have been allocated to the Transaction SUBI have been originated under the residual value policies described above. Notwithstanding the foregoing, no assurance can be given as to PFS’ future experience with respect to the return rates of vehicles relating to leases originated under these policies. In addition, no assurance can be given that PFS’ experience with respect to the return of off-lease vehicles or related residual value losses, or the experience of the issuing entity with respect to the leased vehicles, will be similar to that set forth in the residual value loss experience table set forth under “Delinquencies, Repossessions, Net Losses and Residual Value Loss Experience—Residual Value Loss Experience” in this prospectus.

Remarketing Program

PFS generally directs inbound customer calls to the remarketing department 90 days prior to lease maturity. In addition, the remarketing advisors proactively call lessees to determine their intent to purchase or return the related leased vehicles during the same period. Prior to lease maturity, PFS contacts each lease customer through a variety of channels, such as electronic mail and direct mail providing each customer with information regarding the lessee’s lease obligations, which may include vehicle inspection requirements, turn-in requirements, option to purchase information, financing availability, and the required documentation. If the lessee indicates an intention to purchase the leased vehicle, the lessee is provided with all necessary documents to complete the purchase.

A vehicle inspection, including digital pictures of the vehicle, normally occurs in the final 90 days prior to lease maturity and may occur at the lessee’s residence, place of business or a Center. The lessee is provided an estimate for Excess Wear Charges and excess mileage charges and is encouraged to file insurance claims and make repairs prior to returning the vehicle. An inspection report and digital pictures are processed electronically and transmitted for viewing by Centers online to facilitate PFS’ online Center purchase channel.

From time to time, PFS has offered and may continue to offer existing lessees special lease programs on selected models for a variety of reasons, including to help mitigate residual value losses and increase sales of such selected models. These programs may offer the lessee, among other things, waiver of lease payments, waiver of Excess Wear Charges, or reduced annual percentage rate financing. There can be no assurance that PFS will offer any such programs in the future or that such programs will not change in the future.

Leased Vehicle Maintenance

Each lease contract provides that the lessee is responsible for all maintenance, repair, service and operating expenses of the leased vehicle. In addition, the lessee is responsible for all damage to the leased vehicle and for its loss, seizure or theft. At the scheduled maturity date of a lease contract, if the lessee does not purchase the leased vehicle, the lease contract requires the lessee to pay the estimated cost to repair any damages to the vehicle resulting from unreasonable or “excessive” wear and use. Unreasonable or excess wear generally includes, but is not limited to, the following: (1) inoperative mechanical and electrical parts including power accessories, (2) any and all dents, dings, scratches, chips or rusted areas on any body or trim part, (3) gouges or tears through bumper covers, broken or dented grilles, (4) mismatched paint or any mark left by special identification, (5) seats, seat belts, headlining, door panels or carpeting which is torn, worn, stained, burned or damaged, (6) cracks, scratches, pits or chips to windshields, windows, head light lenses, sealed beams or taillight assemblies, (7) any tire not part of a matching set of five tires of the same brand, size and quality (or four with an emergency “doughnut”), any tire with less than 1/8 inch of tread or any tire with gouged, cut, torn or plugged sidewalls or (8) any missing parts, accessories and adornments, including bumpers, ornamentation, aerials, hubcaps, rear view mirrors, radio and stereo components or spare tire. In addition to the programs discussed above under “—Remarketing Program” and below under “—Extensions Programs” and “—Loyalty Programs” and to encourage the lessee to enter into a new financing transaction, PFS has offered and may continue to offer existing lessees a waiver of certain Excess Wear Charges that would otherwise be due under the terms of the lease (up to an established maximum). To the extent any Excess Wear Charges are waived, they will not be available as Collections.

Methods of Vehicle Disposal

PFS utilizes PCNA as sub-servicer for Porsche vehicle remarketing. PCNA handles the disposition of all Porsche brand motor vehicles for PFS including repossessions, early terminations and end of term vehicle returns. Each lease currently provides that upon maturity, the lessee has the option to purchase the related motor vehicle for an amount equal to the stated purchase option price.

If the lessee does not exercise this option, the vehicle is returned to a franchised Center and the vehicle is offered for sale to the returning Center through the applicable branded internet site, “Porsche Direct” for Porsche vehicles at a market based price adjusted for mileage and condition. If the Center to which the vehicle is returned does not exercise its option to purchase the vehicle, then the vehicle is offered for sale on “Porsche Direct” in an auction bidding environment. If a vehicle is not sold through “Porsche Direct”, the vehicle is then offered for sale through the Manheim auction internet site “Ove.com”. Vehicles that are not sold through any of those options are then transported and sold through physical auction. PFS uses a system of auto auctions throughout the United States. Generally, PFS has an internal target of 60 days from the time a vehicle is turned in until it is sold. Repossessions and early terminations are handled in accordance with various state requirements.

Remarketing decisions related to auction assignment and logistics are primarily electronic. This allows PFS to control inventory management, flow of vehicles to the auction and placement of the vehicles to auction locations that it believes will yield the highest net recovery value.

PFS has regular sales at different major auction locations throughout the United States. PFS’ highest lease volume is in the western U.S. region. See “Risk Factors—The characteristics, servicing and performance of the leases and related leased vehicles allocated to the Transaction SUBI could result in delays in payment or losses on your notes—The geographic concentration of the lessees on the leases to be allocated to the Transaction SUBI and varying economic circumstances may increase the risk of losses or reduce the return on your notes”. From time to time, auction capacity and demand for pre-owned vehicles in the region where the vehicle is located may be insufficient to absorb the volume. Therefore, PFS may transport vehicles to different regions where it perceives a greater demand in order to maximize the vehicles’ recovery values.

Collection and Repossession Procedures

The customer billing process is generally initiated by the distribution of invoices on a monthly basis. Monthly payments are received through various channels, including at a lockbox account or electronically (such as through direct debit or wires). Lessees may utilize a variety of recurring and one-time automated clearinghouse programs that debit funds directly from their bank accounts. As payments are received, they are electronically transferred to PFS and processed through PFS’ servicing system for the application of payments to the appropriate accounts.

PFS measures delinquency by the number of days elapsed from the date a payment is due under the lease contract. PFS considers an account delinquent if any amount of a scheduled monthly payment is delinquent starting on the first day after such payment was due. If a monthly payment is 10 days past due, PFS automatically generates and mails a notice to the lessee. If a monthly payment is 20 days past due, PFS automatically generates and mails another notice to the lessee. Generally, PFS initiates telephone contact requesting payment beginning at 25 days past due. As a loss mitigation strategy, PFS may offer payment deferrals to lessees, pursuant to its customary servicing practices. If the delinquent lease cannot be brought current or completely collected within 45 days, PFS, within its customary servicing practices, generally assigns the related leased vehicle for repossession assigning the account to a repossession aggregator company, which finds a repo vendor in the requested location that will attempt to repossess the related leased vehicle. PFS holds repossessed vehicles in inventory to comply with any applicable statutory requirements for reinstatement or redemption and then sells or otherwise disposes of the vehicles. PFS’ current policy is to generally charge-off a lease contract on the earlier of (1) the date on which the proceeds of sale of the lease vehicle are applied to the lease contract and (2) the month in which the lease contract reaches its 120th day of delinquency. Any deficiencies remaining after repossession and sale of the leased vehicle or after the full charge-off of the lease may be pursued by or on behalf of PFS to the extent practicable and legally permitted. See “Additional Legal Aspects of the Leases and the Leased Vehicles—Deficiency Judgments” in this prospectus.

Extensions Programs

PFS will grant lease-end extensions of motor vehicle lease contracts in accordance with its customary servicing procedures and the Transaction SUBI servicing supplement. Lessees at the end of a lease who intend to lease another Porsche vehicle but cannot do so at lease maturity, for reasons such as awaiting delivery of a new vehicle, preference for the next model year, or other timing circumstances, may qualify for a lease term extension of up to a maximum of twenty-four months. In addition, in the future, PFS may adopt incentive programs that encourage term extensions in connection with the lease of another Porsche vehicle.

However, an early termination with respect to any lease allocated to the Transaction SUBI will not be permitted unless all end of term lease amounts due and payable by the lessee under that lease on or before the date of the lessee’s election to terminate the lease have been paid by or on behalf of the lessee and are deposited in the collection account within the time period required for the servicer to deposit collections into the collection account. Following this early termination, the servicer will charge the lessee any applicable Excess Wear Charges and excess mileage charges in accordance with its customary servicing practices with respect to leases that are terminated early by the related lessee in the absence of an End of Term Lease Loyalty Program or other marketing program.

Loyalty Programs

Occasionally, PFS offers incentives to lessees whose lease contracts are nearing expiration to encourage such lessees to lease or purchase a new vehicle (“End of Term Lease Loyalty Programs”). These incentives may include waiver of one or more monthly payments otherwise payable under the related lease for leases to be allocated to the Transaction SUBI. In connection with any incentive provided with regard to a lease under an End of Term Lease Loyalty Program, PFS will deposit the amount of the waived monthly payments into the collection account. These programs are employed to promote customer loyalty by offering attractive early termination options and to provide lessees with an incentive to purchase or lease new vehicles. These programs can also be used to shift vehicles out of peak terminating months and to increase the number of off-lease vehicles that are sold or auctioned during those months in which the purchase price for off-lease vehicles tends to be higher. In connection with the End of Term Lease Loyalty Program, PFS may waive any Excess Wear Charges.

Early Termination

Each lease provides that the lessee or the lessor may terminate the lease before the scheduled end of the lease term (an “early termination”) for any reason. As long as the lessee is not in default, a lessee has the right to cause an early termination by returning the leased vehicle to the lessor and paying an amount equal to the lesser of (a) (i) the disposition fee as specified in the lease, plus (ii) any due and unpaid payments under the lease, plus (iii) the scheduled payment amount times the number of scheduled payments not yet due with respect to related lease, plus (iv) any fees and taxes related to the early termination, plus (v) the contractual residual value of the vehicle, minus (vi) unearned rent charges, minus (vii) the realized value of the vehicle (as the net amount, if any, that the lessor receives from the sale of the vehicle sold at wholesale in a commercially reasonable manner), minus (viii) any insurance proceeds used to repair the vehicle and/or warranty products cancellation rebate amounts (“early termination liability amount”) or (b) (i) the turn-in fee, if any, specified in the lease as the disposition fee, plus (ii) any due and unpaid payments under the lease, plus (iii) any remaining payments from the date of termination to the end of the lease, plus (iv) any other amounts owed under the lease, plus (v) any Excess Wear Charges and any charges for excess mileage, plus (vi) any official fees or taxes charged in connection with the lease termination, minus (vii) any amounts lessor receives under any insurance policy on the vehicle that are not used to repair or replace the vehicle, or from canceled insurance or other products (“remaining payment liability amount”). The lesser of the early termination liability amount and the remaining payment liability amount will be the amount due by the lessee.

Each lease also allows the lessor to cause an early termination of the lease and repossess the related leased vehicle upon a lessee default. Events of default under a lease include, but are not limited to (1) the failure by a lessee to make a payment when due, (2) the failure of the lessee to provide truthful information on the credit application, (3) the failure of the lessee to timely or properly perform any obligation under the lease, or (4) the bankruptcy or other insolvency of the lessee.

If the lessor terminates a lease early due to a lessee default, the lessee will owe the early termination liability amount, plus all reasonable expenses incurred by the lessor in the collection of all amounts past due under the lease to the extent permitted by applicable law.

An early termination of a lease may also occur if the related leased vehicle is damaged, destroyed, stolen, abandoned or confiscated by any governmental authority. In situations where the vehicle is a total loss and the lessee has complied with the insurance requirements, paid the deductible and has satisfied all of the obligations under the lease, the lessor will accept the insurance loss proceeds as satisfaction in full of the lessee’s early termination liability amount or the remaining payment liability amount, as applicable. If an early termination occurs due to a total loss of the vehicle and the lessee has not complied with the lease insurance requirements, has not paid the deductible or has not satisfied all of its obligations under the lease, the lessee will owe the lessor an amount equal to the difference between the early termination liability amount or the remaining payment liability amount, as applicable, and any loss insurance proceeds received by the lessor with respect to the related leased vehicle.

Tangible and Electronic Contracting

Leases are originated in either tangible or electronic form. Following Center and lessee signing of a tangible contract, the Center sends the documentation constituting the tangible record related to the applicable lease to a third-party servicing center, where third-party personnel image the tangible documentation. The imaged contract documents are available for use by PFS personnel to review and audit documentation, and approve funding if the documentation meets compliance and policy requirements. The imaged contract documents continue to be available to PFS personnel for use in the ordinary course of servicing the applicable lease. Following the imaging, the original contract is shipped to a third-party document retention center that has various locations within the continental United States, which use sophisticated security conditions and techniques including advanced fire suppression technology. The servicer may request retrieval of the original contract from the document retention center in the event of the need for re-imaging or for various servicing, re-assignment or enforcement purposes.

Following the Center and the lessee signing of an electronic contract, the Center electronically sends a copy of the documentation constituting the electronic record related to the applicable lease through a third-party system to PFS. A copy of the contract documents is available for use by PFS personnel to review and audit documentation and approve funding if the documentation meets compliance and policy requirements. A copy of the contract documents continues to be available to PFS personnel for use in the ordinary course of servicing the applicable lease. The original authoritative electronically signed contract is sent to PFS’ electronic vault system. The servicer may request retrieval of the original authoritative electronically signed contract from PFS’ electronic vault system in the event of the need for enforcement purposes.

As of the statistical cut-off date, approximately [•]% of the lease contracts in the statistical lease portfolio (by aggregate Securitization Value of the leases and related leased vehicles in the statistical lease portfolio as of the statistical cut-off date) were originated as electronic contracts.

THE ASSET REPRESENTATIONS REVIEWER

[__], a [__], has been appointed as asset representations reviewer pursuant to an agreement between the sponsor, the servicer, the issuing entity and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle leases.]

The asset representations reviewer is not affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee, the underwriters or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the leases. The asset representations reviewer may not resign unless the asset representation reviewer is merged into or becomes an affiliate of the sponsor, the servicer, the indenture trustee, the owner trustee or any person hired by the sponsor or an underwriter to perform pre-closing due diligence work on the leases. Upon the occurrence of such an event, the asset representations reviewer will promptly resign and the servicer will appoint a successor asset representations reviewer. All reasonable costs and expenses incurred in connection with the required resignation of the asset representations reviewer and the appointment of a successor asset representations reviewer will be paid by the predecessor asset representations reviewer.

The asset representations reviewer will be responsible for reviewing the Subject Leases for compliance with the Eligibility Representations. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “Description of the Transaction Documents—Asset Representations Review—Fees and Expenses for Asset Review.” The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “Description of the Transaction Documents—Asset Representations Review.” The servicer is required under the asset representation review agreement to provide the asset representation reviewer copies of the lease files and to make available to the asset representation reviewer the related contracts and records maintained by such person during normal business hours upon reasonable prior written notice in connection with a review of the leases. The asset representations reviewer will be required to keep all information about the leases obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law.

The asset representations reviewer will not be liable to any person for any action taken, or not taken, in good faith under the asset representations review agreement or for errors in judgment. However, the asset representations reviewer will be liable for its misconduct, bad faith, breach of the asset representations review agreement or negligence in performing its obligations thereunder. The sponsor will indemnify the asset representations reviewer and its officers, directors, employees and agents for all costs, expenses, losses, damages and liabilities arising from the performance of the asset representations reviewer’s obligations under the asset representations review agreement (including the costs and expenses of defending itself against any loss, damage or liability), but excluding any cost, expense, loss, damage or liability resulting from the asset representations reviewer’s misconduct, bad faith or negligence, failure to comply with requirements of applicable laws or breach of any of its representations, warranties, covenants or other obligations under the asset representations review agreement. The fees and expenses and indemnity payments of the asset representations reviewer due pursuant to the asset representations review agreement will be paid by the sponsor under the asset representations review agreement. To the extent these fees and expenses and indemnity payments are unpaid for at least 60 days, they will be payable out of Available Amounts as described in “Description of the Transaction Documents—Priority of Payments.”

AFFILIATIONS AND CERTAIN RELATIONSHIPS

[The following parties are all affiliates of one another: the depositor, the seller, the origination trust and PFS, as, servicer, sponsor and administrator. The depositor and the seller are direct or indirect subsidiaries of Porsche Financial Services, Inc. [An affiliate of one or more of the underwriters is the [indenture trustee][owner trustee][origination trustee]]. [None of the indenture trustee, the owner trustee, the origination trustee or the asset representations reviewer is an affiliate of any of the foregoing parties.] [Additionally, none of the indenture trustee, the owner trustee, the origination trustee or the asset representations reviewer is an affiliate of one another] [describe any material affiliates.]]

THE TRANSACTION SUBI

On or prior to the closing date, the Transaction SUBI will be created and issued by the origination trust under a supplement to the origination trust agreement (the “Transaction SUBI supplement” and, together with the origination trust agreement, the “Transaction SUBI trust agreement”). To provide for the servicing of the Included Units, the origination trust, the servicer and the origination trustee will enter into a supplement to the base servicing agreement on the closing date (the “Transaction SUBI servicing supplement,” and together with the base servicing agreement, the “servicing agreement”). The Transaction SUBI will represent a beneficial interest, not a direct interest, in the related Included Units. The Transaction SUBI will not represent an interest in any origination trust assets other than the Included Units. The issuing entity and the noteholders will have no interest in the UTI, any Other SUBI or any assets of the origination trust evidenced by the UTI or any Other SUBI. Payments made on or in respect of origination trust assets not represented by the Transaction SUBI will not be available to make payments on the notes. The transaction documents related to the origination trust will include the Transaction SUBI trust agreement, the Transaction SUBI servicing supplement and the Transaction SUBI Certificate. For further information regarding the origination trust, you should refer to “Additional Legal Aspects of the Origination Trust and the Transaction SUBI—The Origination Trust” in this prospectus.

The Transaction SUBI Certificate will evidence a beneficial interest in the origination trust assets allocated to the Transaction SUBI, which will generally consist of the related Included Units and all proceeds of or payments on or in respect of the related leases or leased vehicles received after the cut-off date.

On or prior to the closing date, the origination trust will issue a Transaction SUBI Certificate to or upon the order of the seller, as UTI beneficiary. See “Description of the Transaction Documents—Sale and Assignment of the Transaction SUBI Certificate” in this prospectus regarding transfers of the Transaction SUBI Certificate.

THE LEASES

The leases to be allocated to the Transaction SUBI consist of closed-end retail motor vehicle lease contracts for new, CPO and used motor vehicles. Each of the leases was originated by a Center in the ordinary course of that Center’s business and assigned to the origination trust in accordance with underwriting procedures described under “Origination and Servicing Procedures—Underwriting Procedures” in this prospectus.

Over the term of the lease, the lessee is required to make substantially equal monthly payments (unless the lease is a single payment lease) intended to cover the cost of financing the related leased vehicle, scheduled depreciation of the leased vehicle and certain sales, use or lease taxes. From each payment billed with respect to a leased vehicle, the monthly payment amount that represents the financing cost and depreciation of the leased vehicle (including any capitalized amounts, such as service contract premiums) will be available to the issuing entity to make payments in respect of the related securities. At the scheduled end of the lease term, under the lease the lessee has two options:

(1)  the lessee can purchase the leased vehicle for an amount (the “maturity date purchase option amount”) equal to the sum of (a) the purchase option amount specified in the lease, (b) the purchase option fee specified in the lease, if any, (c) any other fees and taxes related to the purchase of the leased vehicle and (d) any due and unpaid payments and other charges under the lease; or

(2)  the lessee can return the leased vehicle to, or upon the order of, the lessor and pay an amount equal to (a) the turn-in fee, if any, specified in the lease, (b) any amounts assessed by the servicer as a result of excessive wear and use, excess mileage, taxes, parking tickets or fines and (c) any due and unpaid payments under the lease.

An amount equal to the sales proceeds from sales of leased vehicles to the lessees, Centers or at auction and all amounts assessed and collected by the servicer in connection with excessive wear and use and excess mileage charges upon return of the leased vehicles will be available to the issuing entity to make payments in respect of the notes. Because the leases are closed-end leases, the lessees will not be responsible for any amount by which the contractual residual value of the leased vehicle exceeds the sales proceeds received for the leased vehicle at expiration of the lease.

Each lease allocated to the Transaction SUBI is selected from those closed-end leases held in the origination trust’s portfolio that meet specific criteria. See “—Characteristics of the Included Units” below.

Characteristics of the Included Units

The portfolio information presented in this prospectus is based on a portfolio of leases as of the close of business on [•], 20[•] (the “[statistical] cut-off date”) and is calculated based on the Securitization Value of the statistical lease portfolio. For more information regarding how the Securitization Value for each lease is calculated, you should refer to “—Calculation of the Securitization Value” below.

The characteristics of the leases and related leased vehicles presented in this prospectus are based on the leases and related leased vehicles as of the [statistical] cut-off date that were owned by PFS and met the criteria set forth under “The Transfer Agreements and the Administration Agreement—Representations and Warranties” as of the [statistical] cut-off date. [Additional leases and related leased vehicles originated after the [statistical] cut-off date may be included in the portfolio of leases to be allocated to the issuing entity on the closing date.] [The portfolio of leases and related leased vehicles to be allocated to the Transaction SUBI on the closing date may vary somewhat from the leases and related leased vehicles in the statistical pool described in this prospectus because the actual pool will be selected from (i) leases and related leased vehicles in the statistical pool, (ii) leases and related leased vehicles originated after the statistical cut-off date and/or (iii) leases and related leased vehicles originated prior to the statistical cut-off date but that were not included in the statistical pool, which, in each case, satisfy the eligibility criteria specified in the transaction documents as of the cut-off date.] [As of the close of business on the [statistical] cut-off date, the leases and related leased vehicles in the [statistical] lease portfolio described in this prospectus had an aggregate securitization value of $[•].] The leases and related leased vehicles to be allocated to the Transaction SUBI on the closing date had an aggregate securitization value of $[•] as of the cut-off date.]

[The characteristics of the leases and related leased vehicles allocated to the Transaction SUBI on the closing date may vary somewhat from the characteristics of the leases and related leased vehicles described in this prospectus as of the statistical cut-off date, although such variance is not expected to be material.] [The characteristics of the leases and related leased vehicles allocated to the Transaction SUBI on each funding date as of the applicable subsequent cut-off date may vary somewhat from the characteristics of the leases and related leased vehicles as of the initial cut-off date illustrated in the tables below. Any such variance is not expected to be material.]

The leases and related leased vehicles allocated to the Transaction SUBI [were][will be] selected using selection procedures that were not known or intended by PFS to be adverse to the issuing entity.

As of the [statistical] cut-off date, all of the leases and related leased vehicles in the statistical lease portfolio were originated by motor vehicle Centers and purchased by PFS or the seller from such motor vehicle Centers. Lease contracts are originated in either tangible or electronic form.

As of the [statistical] cut-off date, a majority of the pre-owned vehicles in the statistical lease portfolio (by aggregate Securitization Value of the leases and related leased vehicles in the [statistical] lease portfolio as of the statistical cut-off date) were CPO vehicles, which are vehicles that have passed an inspection by a certified Center and receive additional warranty coverage. See “Origination and Servicing Procedures—Underwriting Procedures” in this prospectus for additional information regarding CPO vehicles.

[The leases and related leased vehicles to be allocated to the Transaction SUBI will not include any leases for which the related lessee has received an extension or a deferral. The leases and related leased vehicles to be allocated to the Transaction SUBI will not include any Lamborghini or Bentley vehicles.]

As of the [statistical] cut-off date, the weighted average FICO®* score of the lessees in the statistical lease portfolio is approximately [•]. The FICO® score of a lessee is calculated as of the origination of the related lease in the manner described in “Origination and Servicing Procedures—Underwriting Procedures” in this prospectus. A FICO® score is a measurement determined by Fair, Isaac & Company using information collected by the major credit bureaus to assess credit risk. Data from an independent credit reporting agency, such as FICO® score, is one of several factors that may be used by PFS in its credit scoring system to assess the credit risk associated with each applicant. See “Origination and Servicing Procedures—Underwriting Procedures” in this prospectus. FICO® scores are based on independent third party information, the accuracy of which cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the Units. In addition, FICO® scores may change over time, depending on the conduct of the lessee and changes in credit score technology and therefore, a lessee’s FICO® score at any time in the future may be higher or lower than the lessee’s FICO® score as of origination of the related lease. See “Risk Factors—The characteristics, servicing and performance of the leases and related leased vehicles allocated to the Transaction SUBI could result in delays in payment or losses on your notes—Credit scores and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the leases.”

[Some of the leases in the statistical lease portfolio are “single payment leases” where the lessee makes a single upfront payment that entitles the lessee to use the related vehicle until the termination of the lease without making additional monthly payments during the term of the lease. Approximately [•]% of the lease contracts in the statistical lease portfolio (by aggregate Securitization Value of the leases and related leased vehicles in the statistical lease portfolio as of the statistical cut-off date) consist of single payment leases. Because single payment leases do not provide for the payment of ongoing scheduled lease payments, the Securitization Value of single payment leases is based entirely on the Base Residual Value of the related leased vehicle. Therefore, single payment leases have no credit exposure to the related lessee, but have greater exposure, as a percentage of the Securitization Value, to residual value risk than non-single payment leases. For more information on residual value risks, see “Risk Factors—The characteristics, servicing and performance of the leases and related leased vehicles allocated to the Transaction SUBI could result in delays in payment or losses on your notes—The residual value of leased vehicles may be adversely affected by discount pricing incentives, marketing incentive programs, recalls, used car market factors and other market factors, which may result in losses on your notes” in this prospectus.]

* FICO® is a federally registered trademark of Fair, Isaac & Company.

Calculation of the Securitization Value

Under the servicing agreement, the servicer will calculate a “Securitization Value” for each Included Unit equal to the following:

Calculation Date	Securitization Value Formula
as of the close of business on the cut-off date or any date other than the maturity date of the related lease the sum of the present values, calculated using a discount rate equal to the Securitization Rate, of (a) the aggregate scheduled payments remaining on the lease (including scheduled payments due but not yet paid) and (b) the Base Residual Value of the related leased vehicle generally one month after its scheduled maturity date; and

as of the maturity date of the related lease	the Base Residual Value of the related leased vehicle.

The Securitization Value of a Terminated Unit is equal to zero.

The Securitization Value represents the amount of financing that will be raised against each lease and the related leased vehicle. The Securitization Value will, at any given time during the term of the lease, represent the principal amount of notes that can be amortized by the sum of the scheduled payments due in respect of the leased vehicle over the remaining lease term, plus the Base Residual Value of the leased vehicle, in each case discounted at an annualized rate equal to the Securitization Rate.

“Securitization Rate” means, for any Included Unit, an annualized rate equal to the greater of (i) [•]% and (ii) the annual rate of finance charges used to determine the scheduled lease payment stated in the related lease agreement.

The Securitization Rate is determined based on anticipated losses from the selected leases and leased vehicles so that it is anticipated that the excess spread between the coupon rate on the notes and the discount rate on the pool assets will be sufficient to make payments on the notes, after giving effect to, among other things, anticipated losses and prepayments on the selected leases and leased vehicles.

“Base Residual Value” means, for each leased vehicle, the lowest of (i) the contractual residual value established by the servicer at the time the related lease was originated or as may be subsequently revised in connection with an extension in accordance with the customary servicing practices, (ii) the ALG at Inception of the related vehicle and (iii) the ALG Mark to Market Residual of the related vehicle. The ALG at Inception and the ALG Mark to Market Residual are residual value estimates produced by the third-party source, ALG, an independent publisher of residual value percentages recognized throughout the automotive finance industry for projecting estimated vehicle market values at lease termination. “ALG at Inception” means, with respect to any lease, a residual value estimate for a typical lease contract term, as defined in the customary servicing practices, produced by Automotive Lease Guide either at the time the related lease was originated or the first available residual value estimate produced by Automotive Lease Guide after the related lease was originated, giving only partial credit or no credit to those options that add little or no value to the resale price of the related vehicle. “ALG Mark to Market Residual” means, with respect to any vehicle, the residual value estimate for the relevant model and year of such vehicle, the contractual mileage and the expiration date of the related lease, giving only partial credit or no credit to those options that add little or no value to the resale price of the vehicle, as published in the Automotive Lease Guide as of May/June 2025.

The calculation of Base Residual Value has the effect of placing a cap on the total capitalized cost of a vehicle for purposes of calculating the estimated residual value of such vehicle for the purposes of this transaction.

[Exceptions to Underwriting Criteria]

[None of the leases to be allocated to the Transaction SUBI were originated with exceptions to PFS’s written underwriting guidelines.] [Approximately [__] leases, representing [__]% of the aggregate Securitization Value as of the cut-off date, were originated by PFS with exceptions made to the underwriting criteria, including [__], [__], [__] and [__]].

[Insert information on the nature of any exceptions made to the underwriting criteria, if any, and provide data regarding the number of such leases that represent an exception to the underwriting criteria in the asset pool in accordance with Item 1111(a)(8) of Regulation AB.]

Asset Level Information

The issuing entity has provided asset-level information regarding the leases and related leased vehicles that will be allocated to the Transaction SUBI as of the closing date (the “asset-level data”) as an exhibit to an applicable Form ABS-EE filed by the issuing entity by the date of filing of this prospectus, which is hereby incorporated by reference. The asset-level data comprises each of the data points required with respect to automobile leases identified on Schedule AL to Regulation AB and generally includes, with respect to each lease, the related asset number, the reporting period covered, general information about the lease, information regarding the related leased vehicle, information about the related lessee, information about activity on the lease and information about modifications of the lease during the reporting period. In addition, the issuing entity will provide updated asset-level data with respect to the leases each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.

Composition of the [Statistical] Lease Portfolio as of the [Statistical] Cut-Off Date

The composition, distribution by vehicle model, original lease term, remaining lease term, quarter of maturity, geographic location, FICO® score, securitization value, powertrain, and new, CPO or used are set forth in the tables below.

Composition of the [Statistical] Lease Portfolio

as of the [Statistical] Cut-off Date

Aggregate Securitization Value	$[•]
Average	$[•]
Minimum	$[•]
Maximum	$[•]
Percentage New Vehicles	[•]%
Percentage CPO Vehicles	[•]%
Percentage Used Vehicles	[•]%
Percentage Porsche Vehicles	[•]%
Percentage Non-Porsche Vehicles	[•]%
Base Residual
Aggregate	$[•]
Average	$[•]
Minimum	$[•]
Maximum	$[•]
Original Lease Term (Months)
Weighted Average(1)	[•]
Minimum	[•]
Maximum	[•]
Remaining Lease Term (Months)
Weighted Average(1)	[•]
Minimum	[•]
Maximum	[•]
Seasoning (Months)(2)
Weighted Average(1)	[•]
Minimum	[•]
Maximum	[•]
FICO® Score(3)
Weighted Average(1)(4)	[•]
Minimum(4)	[•]
Maximum(4)	[•]
Discounted Base Residual as a % of Aggregate Securitization Value	[•]%
Base Residual as a % of MSRP	[•]%

(1)	Weighted by Securitization Value.
(2)	Seasoning refers to the number of months elapsed since origination of the leases.
(3)	FICO® is a federally registered trademark of Fair, Isaac & Company.
(4)	FICO® scores are calculated as of the origination of the related leases.

Distribution of the [Statistical] Lease Portfolio by Vehicle Model

as of the [Statistical] Cut-off Date

Vehicle Model	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
Cayenne Base	[•]	[•]%	$	[•]	[•]%
Macan Base	[•]	[•]		[•]	[•]
Macan S	[•]	[•]		[•]	[•]
Panamera Base	[•]	[•]		[•]	[•]
Cayenne S	[•]	[•]		[•]	[•]
911 S	[•]	[•]		[•]	[•]
Cayenne Turbos	[•]	[•]		[•]	[•]
Macan GTS	[•]	[•]		[•]	[•]
911 Base	[•]	[•]		[•]	[•]
911 Turbos	[•]	[•]		[•]	[•]
911 GTS	[•]	[•]		[•]	[•]
Panamera S	[•]	[•]		[•]	[•]
Cayenne GTS	[•]	[•]		[•]	[•]
911 GTX	[•]	[•]		[•]	[•]
718 Base	[•]	[•]		[•]	[•]
Panamera GTS	[•]	[•]		[•]	[•]
718 GTX	[•]	[•]		[•]	[•]
718 S	[•]	[•]		[•]	[•]
Panamera Turbos	[•]	[•]		[•]	[•]
718 GTS	[•]	[•]		[•]	[•]
Macan Turbos	[•]	[•]		[•]	[•]

Total	[•]	[•]%	$	[•]	[•]%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the Securitization Rate.

Distribution of the [Statistical] Lease Portfolio by Original Lease Term

as of the [Statistical] Cut-off Date

Range of Original Lease Term (Months)	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
1 - 12	[•]	[•]%	$	[•]	[•]%
13 - 24	[•]	[•]		[•]	[•]
25 - 36	[•]	[•]		[•]	[•]
37 - 48	[•]	[•]		[•]	[•]
49 - 60	[•]	[•]		[•]	[•]

Total	[•]	[•]%	$	[•]	[•]%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the Securitization Rate.

Distribution of the [Statistical] Lease Portfolio by Remaining Lease Term

as of the [Statistical] Cut-off Date

Range of Remaining Lease Term (Months)	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
1 - 12	[•]	[•]%	$	[•]	[•]%
13 - 24	[•]	[•]		[•]	[•]
25 - 36	[•]	[•]		[•]	[•]
37 - 48	[•]	[•]		[•]	[•]
49 - 60	[•]	[•]		[•]	[•]

Total	[•]	[• ]%	$	[•]	[•]%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the Securitization Rate.

Distribution of the [Statistical] Lease Portfolio by Quarter of Maturity

as of the [Statistical] Cut-off Date

Quarter of Maturity	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
1st Quarter 2025	[•]	[•]%	$	[•]	[•]%
2nd Quarter 2025	[•]	[•]		[•]	[•]
3rd Quarter 2025	[•]	[•]		[•]	[•]
4th Quarter 2025	[•]	[•]		[•]	[•]
1st Quarter 2026	[•]	[•]		[•]	[•]
2nd Quarter 2026	[•]	[•]		[•]	[•]
3rd Quarter 2026	[•]	[•]		[•]	[•]
4th Quarter 2026	[•]	[•]		[•]	[•]
1st Quarter 2027	[•]	[•]		[•]	[•]
2nd Quarter 2027	[•]	[•]		[•]	[•]
3rd Quarter 2027	[•]	[•]		[•]	[•]
4th Quarter 2027	[•]	[•]		[•]	[•]
1st Quarter 2028	[•]	[•]		[•]	[•]
2nd Quarter 2028	[•]	[•]		[•]	[•]
3rd Quarter 2028	[•]	[•]		[•]	[•]
4th Quarter 2028	[•]	[•]		[•]	[•]
1st Quarter 2029	[•]	[•]		[•]	[•]
2nd Quarter 2029	[•]	[•]		[•]	[•]
3rd Quarter 2029	[•]	[•]		[•]	[•]

Total	[•]	[•]%	$	[•]	[•]%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the Securitization Rate.

Distribution of the [Statistical] Lease Portfolio by Geographic Location

as of the [Statistical] Cut-off Date

Geographic Location	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
Alabama	[•]	[•]%	$	[•]	[•]%
Alaska	[•]	[•]		[•]	[•]
Arizona	[•]	[•]		[•]	[•]
Arkansas	[•]	[•]		[•]	[•]
California	[•]	[•]		[•]	[•]
Colorado	[•]	[•]		[•]	[•]
Connecticut	[•]	[•]		[•]	[•]
Delaware	[•]	[•]		[•]	[•]
Florida	[•]	[•]		[•]	[•]
Georgia	[•]	[•]		[•]	[•]
Hawaii	[•]	[•]		[•]	[•]
Idaho	[•]	[•]		[•]	[•]
Illinois	[•]	[•]		[•]	[•]
Indiana	[•]	[•]		[•]	[•]
Iowa	[•]	[•]		[•]	[•]
Kansas	[•]	[•]		[•]	[•]
Kentucky	[•]	[•]		[•]	[•]
Louisiana	[•]	[•]		[•]	[•]
Maine	[•]	[•]		[•]	[•]
Maryland	[•]	[•]		[•]	[•]
Massachusetts	[•]	[•]		[•]	[•]
Michigan	[•]	[•]		[•]	[•]
Minnesota	[•]	[•]		[•]	[•]
Mississippi	[•]	[•]		[•]	[•]
Missouri	[•]	[•]		[•]	[•]
Montana	[•]	[•]		[•]	[•]
Nebraska	[•]	[•]		[•]	[•]
Nevada	[•]	[•]		[•]	[•]
New Hampshire	[•]	[•]		[•]	[•]
New Jersey	[•]	[•]		[•]	[•]
New Mexico	[•]	[•]		[•]	[•]
New York	[•]	[•]		[•]	[•]
North Carolina	[•]	[•]		[•]	[•]
North Dakota	[•]	[•]		[•]	[•]
Ohio	[•]	[•]		[•]	[•]
Oklahoma	[•]	[•]		[•]	[•]
Oregon	[•]	[•]		[•]	[•]
Pennsylvania	[•]	[•]		[•]	[•]
Rhode Island	[•]	[•]		[•]	[•]
South Carolina	[•]	[•]		[•]	[•]
South Dakota	[•]	[•]		[•]	[•]
Tennessee	[•]	[•]		[•]	[•]
Texas	[•]	[•]		[•]	[•]
Utah	[•]	[•]		[•]	[•]
Vermont	[•]	[•]		[•]	[•]
Virginia	[•]	[•]		[•]	[•]
Washington	[•]	[•]		[•]	[•]
West Virginia	[•]	[•]		[•]	[•]

Geographic Location	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
Wisconsin	[•]	[•]		[•]	[•]
Wyoming	[•]	[•]		[•]	[•]

Total	[•]	[•]%	$	[•]	[•]%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the Securitization Rate.
(3)	Represents all leases of less than 1.00% of the Securitization Value in the statistical lease portfolio as of the [statistical] cut-off date.

Distribution of the [Statistical] Lease Portfolio by FICO® Score

as of the [Statistical] Cut-off Date

FICO® Score Range(3)	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
650 - 699	[•]	[•]%	$	[•]	[•]%
700 - 749	[•]	[•]		[•]	[•]
750 - 799	[•]	[•]		[•]	[•]
800 - 849	[•]	[•]		[•]	[•]
850 - 899	[•]	[•]		[•]	[•]
900 and greater	[•]	[•]		[•]	[•]

Total	[•]	[•]%	$	[•]	[•]%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the Securitization Rate.
(3)	FICO® scores are calculated as of the origination of the related leases.

Distribution of the [Statistical] Lease Portfolio by Securitization Value

as of the [Statistical] Cut-off Date

Securitization Value Range ($)	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
15,000.01 - 20,000.00	[•]	[•]%	$	[•]	[•]%
20,000.01 - 25,000.00	[•]	[•]		[•]	[•]
25,000.01 - 30,000.00	[•]	[•]		[•]	[•]
30,000.01 - 35,000.00	[•]	[•]		[•]	[•]
35,000.01 - 40,000.00	[•]	[•]		[•]	[•]
40,000.01 - 45,000.00	[•]	[•]		[•]	[•]
45,000.01 - 50,000.00	[•]	[•]		[•]	[•]
50,000.01 - 55,000.00	[•]	[•]		[•]	[•]
55,000.01 - 60,000.00	[•]	[•]		[•]	[•]
60,000.01 - 65,000.00	[•]	[•]		[•]	[•]
65,000.01 - 70,000.00	[•]	[•]		[•]	[•]
70,000.01 - 75,000.00	[•]	[•]		[•]	[•]
75,000.01 - 80,000.00	[•]	[•]		[•]	[•]
80,000.01 - 85,000.00	[•]	[•]		[•]	[•]
85,000.01 - 90,000.00	[•]	[•]		[•]	[•]
90,000.01 - 95,000.00	[•]	[•]		[•]	[•]
95,000.01 - 100,000.00	[•]	[•]		[•]	[•]
100,000.01 - 105,000.00	[•]	[•]		[•]	[•]
105,000.01 - 110,000.00	[•]	[•]		[•]	[•]
110,000.01 - 115,000.00	[•]	[•]		[•]	[•]
115,000.01 - 120,000.00	[•]	[•]		[•]	[•]
120,000.01 - 125,000.00	[•]	[•]		[•]	[•]
125,000.01 - 130,000.00	[•]	[•]		[•]	[•]
130,000.01 - 135,000.00	[•]	[•]		[•]	[•]
135,000.01 - 140,000.00	[•]	[•]		[•]	[•]
140,000.01 - 145,000.00	[•]	[•]		[•]	[•]
145,000.01 - 150,000.00	[•]	[•]		[•]	[•]
150,000.01 - 155,000.00	[•]	[•]		[•]	[•]
155,000.01 - 160,000.00	[•]	[•]		[•]	[•]
160,000.01 - 165,000.00	[•]	[•]		[•]	[•]
165,000.01 - 170,000.00	[•]	[•]		[•]	[•]
170,000.01 - 175,000.00	[•]	[•]		[•]	[•]
175,000.01 and greater	[•]	[•]		[•]	[•]

Total	[•]	[•]%	$	[•]	[•]%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the Securitization Rate.

Distribution of the [Statistical] Lease Portfolio by Powertrain

as of the [Statistical] Cut-off Date

Powertrain	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)	Percentage of Aggregate Securitization Value(1)(2)
Battery Electric	[•]	[•]%	$[•]	[•]%
Hybrid Electric(3)	[•]	[•]	[•]	[•]
Internal Combustion	[•]	[•]	[•]	[•]

Total	[•]	[•]%	$ [•]	[•]%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the Securitization Rate.
(3)	Includes vehicles with a plug-in hybrid electric power source.

Distribution of the [Statistical] Lease Portfolio by New, CPO or Used

as of the [Statistical] Cut-off Date

New/CPO/Used	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)	Percentage of Aggregate Securitization Value(1)(2)
New	[•]	[•]%	$ [•]	[•]%
CPO	[•]	[•]	[•]	[•]
Used	[•]	[•]	[•]	[•]

Total	[•]	[•]%	$ [•]	[•]%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the Securitization Rate.

DELINQUENCIES, REPOSSESSIONS, NET LOSSES AND RESIDUAL VALUE LOSS EXPERIENCE

[Insert description of any economic or other factors specific to any state or region where 10% or more of the leases are located which may materially impact the pool assets or pool asset fund.]

[Insert description of any economic or other factors specific to that concentration that may materially impact the leases or transaction cash flows.]

Delinquencies, Repossessions and Net Losses

The following tables provide information relating to PFS’ experience with respect to its entire portfolio of new (and when noted, used) Porsche motor vehicle leases and the related leased vehicles, which includes leases owned by the seller or the origination trust and leases that have been sold but are still being serviced by PFS. Credit losses are an expected cost in the business of extending credit and are considered in PFS’ pricing process. PFS’ strategy is to minimize credit losses while providing financing support for the sale of the leased vehicles.

Gains or losses associated with the sale of off-lease inventory are recorded upon the vehicle sale date. Collections of end-of-term charges such as Excess Wear Charges and excess mileage charges are credited when proceeds are received. See “Risk Factors—The characteristics, servicing and performance of the leases and related leased vehicles allocated to the Transaction SUBI could result in delays in payment or losses on your notes—The motor vehicle leasing industry experienced historically elevated used car values starting in 2020, affecting residual value loss experience” and “—The characteristics, servicing and performance of the leases and related leased vehicles allocated to the Transaction SUBI could result in delays in payment or losses on your notes—Credit scores and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the leases.”

[Disclosure of fluctuations in data to be added as applicable.]

PFS Managed Lease Portfolio

Delinquency Experience(1)(2)

(Dollars in Thousands)

As of [December 31],
	[•]				[•]				[•]				[•]				[•]
Dollar Amount of Lease Contracts Outstanding ($)(3)	[•]				[•]				[•]				[•]				[•]
Number of Lease Contracts Outstanding	[•]				[•]				[•]				[•]				[•]
	Dollars		%		Dollars		%		Dollars		%		Dollars		%		Dollars		%
Lease Contracts Delinquent(4)
31-60 Days	$	[•]	[	•]%	$	[•]	[	•]%	$	[•]	[	•]%	$	[•]	[	•]%	$	[•]	[	•]%
61-90 Days	$	[•]	[	•]%	$	[•]	[	•]%	$	[•]	[	•]%	$	[•]	[	•]%	$	[•]	[	•]%
91 Days or More	$	[•]	[	•]%	$	[•]	[	•]%	$	[•]	[	•]%	$	[•]	[	•]%	$	[•]	[	•]%
Total 31+ Delinquencies	$	[•]	[	•]%	$	[•]	[	•]%	$	[•]	[	•]%	$	[•]	[	•]%	$	[•]	[	•]%
	Units		%		Units		%		Units		%		Units		%		Units		%
Lease Contracts Delinquent(4)
31-60 Days	[	•]	[	•]%	[	•]	[	•]%	[	•]	[	•]%	[	•]	[	•]%	[	•]	[	•]%
61-90 Days	[	•]	[	•]%	[	•]	[	•]%	[	•]	[	•]%	[	•]	[	•]%	[	•]	[	•]%
91 Days or More(5)	[	•]	[	•]%	[	•]	[	•]%	[	•]	[	•]%	[	•]	[	•]%	[	•]	[	•]%
Total 31+ Delinquencies	[	•]	[	•]%	[	•]	[	•]%	[	•]	[	•]%	[	•]	[	•]%	[	•]	[	•]%

(1)

Data presented in the table is based upon lease balances for new, CPO and used vehicles serviced by PFS, including those lease contracts that have been sold but are serviced by PFS. [Totals do not include service loaners, Porsche employee loans, mobility vehicles, specialty fleet vehicles, and any Lamborghini or Bentley vehicles.]

(2)	Dollar amounts and percentages may not add to total delinquencies due to rounding.
(3)	Outstanding balance is the sum of the present value of the remaining lease payments under the lease and the present value of the contractual residual value.
[(4)	An account is considered delinquent if any amount of a scheduled monthly payment is delinquent starting on the first day after such payment was due.]
(5)

PFS’ current policy is to generally charge-off contract deficiencies on the earlier of (1) the date on which the proceeds of sale of the vehicle are applied to the contract and (2) the month in which the contract reaches its 120th day of delinquency.

PFS Managed Lease Portfolio

Net Credit Loss And Repossession Experience(1)

(Dollars in Thousands)

For the year ended December 31,
	[●]	[●]	[●]	[●]	[●]
Dollar Amount of Lease Contracts Outstanding ($)(2)	[●]	[●]	[●]	[●]	[●]
Average Dollar Amount of Lease Contracts Outstanding ($)(2)(3)	[●]	[●]	[●]	[●]	[●]
Number of Lease Contracts Outstanding	[●]	[●]	[●]	[●]	[●]
Average Number of Lease Contracts Outstanding(2)	[●]	[●]	[●]	[●]	[●]
Number of Repossessions(4)	[●]	[●]	[●]	[●]	[●]
Number of Repossessions as a Percentage of the Average Number of Lease Contracts Outstanding	[●]%	[●]%	[●]%	[●]%	[●]%
Charge-offs ($)(5)	[●]	[●]	[●]	[●]	[●]
Recoveries ($)(6)	([●])	([●])	([●])	([●])	([●])

Net Losses ($)(7)	[●]	[●]	[●]	[●]	[●]
Net Losses as a Percentage of Average Dollar Amount of Lease Contracts Outstanding	[●]%	[●]%	[●]%	[●]%	[●]%

(1)

Data presented in the table is based upon lease balances for new, CPO and used vehicles serviced by PFS, including those lease contracts that have been sold but are serviced by PFS. [Totals do not include service loaners, Porsche employee loans, mobility vehicles, specialty fleet vehicles, and any Lamborghini or Bentley vehicles.]

(2)	Outstanding balance is the sum of the present value of the remaining lease payments under the lease and the present value of the contractual residual value.
(3)	Averages are computed by taking a simple average of the month end outstanding amounts for each period presented.
(4)	Excludes post charge-off repossessions.
(5)

Charge-offs are generally comprised of (1) the net outstanding account balance of the lease contracts determined to be uncollectible in the period or (2) net loss on the sale of repossessed vehicles prior to charge-off, as applicable.

(6)	Recoveries generally include the net amounts received with respect to lease contracts previously charged-off, including proceeds from the disposition of previously charged-off vehicles.
(7)	Net Losses generally represent the sum of the amounts outlined in note 5 and note 6 above, net of certain fees.

Residual Value Loss Experience

Set forth below is information concerning residual value loss experience and return rates for Porsche vehicles at lease termination. The residual value loss rates are indicated as the difference between the ALG at Inception and the Sales Proceeds. See “Origination and Servicing Procedures—Determination of Residual Values.”

Residual Value Loss Experience(1)(2)

For the year ended December 31,
	[•]		[•]		[•]		[•]		[•]
Total Number of Vehicles Scheduled to Terminate(3)	[	•]	[	•]	[	•]	[	•]	[	•]
Total ALG at Inception on Vehicles Scheduled to Terminate ($)(3)	[	•]	[	•]	[	•]	[	•]	[	•]
Number of Returned Vehicles Sold by PFS	[	•]	[	•]	[	•]	[	•]	[	•]
Returned Vehicles Sold by PFS Ratio(4)	[•]%		[•]%		[•]%		[•]%		[•]%
Total Gain/(Loss) on ALG at Inception on Returned Vehicles Sold by PFS ($)(4)	[	•]	[	•]	[	•]	[	•]	[	•]
Average Gain/(Loss) on ALG at Inception on Returned Vehicles Sold by PFS ($)(4)	[	•]	[	•]	[	•]	[	•]	[	•]
Total ALG at Inception on Returned Vehicles Sold by PFS ($)(4)	[	•]	[	•]	[	•]	[	•]	[	•]
Total Gain/(Loss) on ALG at Inception on Returned Vehicles Sold by PFS as a Percentage of ALG at Inception of Returned Vehicles sold by PFS(4)	[•]%		[•]%		[•]%		[•]%		[•]%
Total Gain/(Loss) on ALG at Inception on Returned Vehicles Sold by PFS as a Percentage of ALG at Inception of Vehicles Scheduled to Terminate(4)	[•]%		[•]%		[•]%		[•]%		[•]%

(1)

Data presented in the table is based upon leases for new, CPO and used Porsche vehicles serviced by PFS in the United States that have a sale date in the specified period. Data includes all vehicles terminated at scheduled maturity, terminating past scheduled maturity and early terminations.

(2)	Data excludes repossessions. Totals do not include service loaners, Porsche employee loans, mobility vehicles, specialty fleet vehicles, and any Lamborghini or Bentley vehicles.
(3)	Totals include leases that have been terminated pursuant to a lessee default.
(4)	Totals do not include leases that have been terminated pursuant to a lessee default.

In addition to the payment and other characteristics of a portfolio of leases and related leased vehicles, delinquencies, repossessions, credit loss and residual value loss experience are also affected by a number of social, economic and other factors, including changes in interest rates and unemployment levels, and there can be no assurance as to the level of future total delinquencies or the severity of future credit losses as a result of these factors. Accordingly, the delinquency, repossession, credit loss and residual value loss experience of the leases may differ from those shown in the foregoing tables. See “Risk Factors—The Characteristics, Servicing and Performance of the Leases and Related Leased Vehicles Allocated to the Transaction SUBI Could Result in Delays in Payment or Losses on your Notes—The resale value of leased vehicles may be adversely affected by discount pricing incentives, marketing incentive programs, recalls, used car market factors and other market factors, which may result in losses on your notes”.

See “The Servicer” and “Origination and Servicing Procedures” in this prospectus for additional information regarding the servicer.

Delinquency Experience Regarding the Portfolio of Leases and Related Leased Vehicles as of the [Statistical] Cut-off Date

The following table sets forth the delinquency experience regarding the portfolio of leases and related leased vehicles as of the [statistical] cut-off date. The servicer considers a lease delinquent if any amount of a scheduled monthly payment is delinquent on the first day after such payment was due. The period of delinquency is based on the number of days payments are contractually past due. As of the cut-off date, none of the leases in the statistical lease portfolio were more than 30 days delinquent. [As of the [statistical] cut-off date, none of the leases in the lease portfolio were delinquent by more than 30 days.]

Historical Delinquency Status(1)	Number of Leases	Percentage of Total Number of Leases	Aggregate Outstanding Principal Amount	Percentage of Total Aggregate Outstanding Principal Amount
Delinquent no more than once for 30-59 days(2)	[•]	[•]%	$ [•]	[•]%
Delinquent more than once for 30-59 days but never for 60 days or more	[•]	[•]	[•]	[•]
Delinquent at least once for 60 days or more	[•]	[•]	[•]	[•]

Total	[•]	100.00%	$ [•]	100.00%

(1)	As of the cut-off date.
(2)	Delinquent no more than once for 30-59 days represent accounts that were delinquent one time but never exceeded 59 days past due.

Information About Certain Previous Securitizations

Appendix A to this prospectus (“Appendix A”) sets forth in tabular and graph format [vintage origination information][static pool information about prior pools of leases and related leased vehicles that were securitized by PFS]. Static pool information consists of [cumulative net losses, delinquency and prepayment data for prior securitized pools and summary information for the original characteristics of the prior pools]. The term “securitized pool” refers to the securitized pool of leases as of the related cut-off date. The characteristics of the securitized pools included in Appendix A may vary somewhat from the characteristics of the leases and related leased vehicles allocated to the Transaction SUBI in this transaction. The static pool information reflects the static pool performance of all motor vehicle retail installment sale contracts for new, CPO and used Porsche vehicles originated by dealers and included in PFS’ managed loan portfolio by vintage origination year for the last five years. [The static pool information includes only Porsche vehicles.]

The characteristics of leases and related leased vehicles included in the static pool data discussed above, as well as the social, economic and other conditions existing at the time when those leases and related leased vehicles were originated and repaid, may vary materially from the characteristics of the leases and related leased vehicles to be allocated to the Transaction SUBI in connection with this transaction and the social, economic and other conditions existing at the time when the leases and related leased vehicles to be allocated to the Transaction SUBI in connection with this transaction were originated and those that will exist in the future when the leases and related leased vehicles to be allocated to the Transaction SUBI in connection with the current transaction are required to be repaid. As a result, there can be no assurance that the static pool data referred to above will correspond to or be an accurate predictor of the performance of the leases and related leased vehicles to be allocated to the Transaction SUBI in connection with this securitization transaction.

[Insert disclosure required by Item 1105, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used. Include a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the leases and leased vehicles in the pool as of the [statistical] cut-off date [as of the initial cut-off date (and will perform such review with respect to any subsequent leases as of the applicable subsequent cut-off date)] and the disclosure regarding the leases and leased vehicles required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, PFS identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by PFS senior management to ensure the accuracy of such descriptions. PFS also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. PFS officers also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the leases and leased vehicles or payments on the notes.

In addition, PFS employees performed a review of the Rule 193 Information to confirm that the leases and leased vehicles in the [statistical] pool [as of the initial cut-off date (and will perform such review with respect to any subsequent leases and leased vehicles as of the applicable subsequent cut-off date)] satisfied the criteria set forth in the [first] paragraph under “Description of the Transaction Documents—Representations and Warranties” in this prospectus. Statistical information relating to the leases and leased vehicles was recalculated using data tapes containing information from PFS’s information systems, which includes databases containing certain attributes of the leases and leased vehicles, as well as originations data. The review of Rule 193 Information relating to credit approvals and exceptions to credit policies consisted of the application of PFS’s internal control procedures, which include regular quality assurance and information technology internal audits on origination, funding and data systems to ensure accuracy of data and that previously originated leases and leased vehicles complied with underwriting guidelines. In addition, [•] lease files [relating to the initial leases and leased vehicles [and leases with characteristics similar to the initial leases and leased vehicles]] were randomly selected in order to compare certain lease characteristics selected by the depositor to the applicable information on the data tapes. [Based on this review, there were [•] discrepancies related to [•] of the [•] lease files selected. The discrepancies were related to [•].]

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the level of assistance provided by the third parties. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Reallocations and Replacements

[No assets securitized by PFS were the subject of a demand to reallocate or replace for breach of the representations and warranties during the [•] year period ending [•], 20[•].] [The following table provides information regarding the demand, reallocation and replacement history with respect to Units securitized by PFS during the period from [______], 20[__] to [______], 20[__].]

Name of Issuing Entity	Check if Registered	Name of Originator	Total Leases in ABS by Originator			Leases that Were Subject of Demand			Leases That Were Reallocated or Replaced			Leases Pending Reallocation or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected
Porsche Innovative Lease Owner Trust 20[__]-[_]		Originator 1	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%
Porsche Innovative Lease Owner Trust 20[__]-[_]		Originator 2	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%

Please refer to the Form ABS-15G filed by [PFS][the depositor] on [______], 20[__] for additional information. The CIK number of [PFS is 0002003320][the depositor is 0001541507].

WEIGHTED AVERAGE LIFE OF THE NOTES

The following information is provided solely to illustrate the effect of prepayments of the leases and the related leased vehicles on the unpaid principal amounts of the notes and the weighted average life of the notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the leases.

The rate of payment of principal of the notes will depend on the rate of payments on the Included Units (including scheduled monthly payments on and prepayments and liquidations of the leases) and losses on the Included Units, which cannot be predicted with certainty.

A prepayment of a lease in full (including payment in respect of the contractual residual value of the related leased vehicle) may be in the form of:

•	net proceeds resulting from early lease terminations;

•	sales proceeds following a default under the lease; or

•	reallocation payments made by the seller or the servicer.

The rate of prepayment on the leases may be influenced by a variety of economic, social and other factors, including the availability of competing lease programs and the conditions in the used motor vehicle market. In general, prepayments of leases will shorten the weighted average life of the notes, which is the average amount of time during which each dollar of the principal amount of a security is outstanding. As the rate of payment of principal on the notes will depend primarily on the rate of payment – including prepayments – of the related leases, the final payment of principal of (or the final distribution on) a class of notes could occur significantly earlier than the applicable final scheduled payment date. If lease prepayments cause the principal of the notes to be paid earlier than anticipated, the noteholders will bear the risk of being able to reinvest principal payments at interest rates at least equal to the applicable interest rate.

[The timing of changes in the [SOFR Rate][Insert Other Benchmark Rate] may affect the actual yields on the notes even if the aggregate rate of the [SOFR Rate][Insert Other Benchmark Rate] is consistent with your expectations. Prospective investors must make an independent decision as to the appropriate [SOFR Rate][Insert Other Benchmark Rate] assumptions to be used in deciding whether to purchase a note.]

Historical levels of lease delinquencies and defaults, leased vehicle repossessions and losses and residual value losses are discussed under “Delinquencies, Repossessions, Net Losses and Residual Value Loss Experience” in this prospectus. PFS can give no assurances that the leases will experience the same rate of prepayment or default or any greater or lesser rate than PFS’ historical rate, or that the residual value experience of leased vehicles related to leases that are scheduled to reach their maturity dates will be the same as PFS’ historical residual value loss experience for all of the leases in its portfolio (including leases that PFS has sold to third parties but continues to service).

The effective yield on, and average life of, the notes will depend upon, among other things, the amount of scheduled and unscheduled payments on or in respect of the related leases and related leased vehicles and the rate at which those payments are paid to the noteholders. In the event of prepayments of the leases, noteholders who receive those amounts may be unable to reinvest the related payments received on their notes at yields as high as the related interest rate. The timing of changes in the rate of prepayments on the leases and payments in respect of the related leased vehicles may also significantly affect an investor’s actual yield to maturity and the average life of the notes. A substantial increase in the rate of payments on or in respect of the leases and related leased vehicles (including prepayments and liquidations of the leases) may shorten the final maturity of, and may significantly affect the yield on, the notes.

The yield to an investor who purchases notes in the secondary market at a price other than par will vary from the anticipated yield if the rate of prepayment on the leases is actually different than the rate the investor anticipates at the time it purchases those notes.

In sum, the following factors will affect an investor’s expected yield:

(1)  the price the investor paid for the notes;

(2)  the rate of prepayments, including losses, in respect of the leases and the related leased vehicles; and

(3)  the investor’s assumed reinvestment rate.

These factors do not operate independently, but are interrelated. For example, if the rate of prepayments on the leases and the related leased vehicles is slower than anticipated, the investor’s yield will be lower if interest rates exceed the investor’s expectations and higher if interest rates fall below the investor’s expectations. Conversely, if the rate of prepayments on or in respect of the leases and the related leased vehicles is faster than anticipated, the investor’s yield will be higher if interest rates surpass the investor’s expectations and lower if interest rates fall below the investor’s expectations.

In addition, any notes outstanding will be paid in full if and when the depositor elects to purchase the Transaction SUBI Certificate from the issuing entity on any related payment date when the aggregate unpaid principal amount of those notes is less than or equal to [5][10]% of the aggregate initial note balance. Any notes then outstanding at that time will be prepaid in whole at a redemption price equal to their unpaid principal amount plus accrued and unpaid interest. See “Description of the Transaction Documents—Optional Redemption” in this prospectus.

Prepayments on motor vehicle leases may be measured by a prepayment standard or model. The prepayment model used in this prospectus is expressed in terms of percentages of “ABS,” which means a prepayment model that assumes a constant percentage of the original number of leases in the pool prepay each month. The base prepayment assumption, which we refer to as the “Prepayment Assumption,” assumes that the original principal balance of the leases will prepay at 100% of the following curve:

(1)	In month [ ], prepayments occur at [ ]% ABS and increase by [ ]% ABS each month until reaching [ ]% ABS in month [ ].

(2)	In month [ ], prepayments increase to [ ]% ABS and remain at that level through month [ ].

(3)	In month [ ], prepayments increase to [ ]% ABS and remain at that level through month [ ].

(4)	In month [ ], prepayments decrease to [ ]% ABS and remain at that level until the original principal balance of the contract has been paid in full.

Neither any ABS rate nor the Prepayment Assumption purports to be a historical description of the prepayment experience or a prediction of the anticipated rate of prepayment of the leases. We cannot assure you that the leases will prepay at the levels of the Prepayment Assumption or at any other rate.

The tables below were prepared on the basis of certain assumptions, including that:

•	all scheduled payments are timely received and no lease is ever delinquent;

•	all payments related to single payment leases have been received prior to the cut-off date;

•	all scheduled payments are made and all Base Residual Values are received according to the schedule set forth in Appendix B to this prospectus;

•	as of the cut-off date, [ ] months have elapsed since the origination of the leases;

•	no reallocation payment is required to be made by the seller or PFS in respect of any Included Unit;

•	there are no losses in respect of the leases;

•	payments on the notes are made on the [ ] day of each month, whether or not that day is a Business Day commencing on [ ], 20[ ];

[•	the Class A-2 notes consist of Class A-2a notes and Class A-2b notes;]

•

the initial principal amounts of the Class A-1 notes, the Class A-3 notes[,] [and] the Class A-4 notes [and the Class B notes] are equal to the applicable initial principal amount as set forth on the cover page of this prospectus [and the initial principal amounts of the Class A-2a notes and the Class A-2b notes are $[ ] and $[ ], respectively];

•	the Class A-1 notes [and the Class A-2b notes] will be paid interest on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year;

•	the Class A-2[a] notes, the Class [A-3] notes, the Class [A-4] notes [and the Class B notes] will be paid interest on the basis of a 360-day year consisting of twelve 30-day months;

•

interest accrues on the notes at the following per annum fixed coupon rates: Class A-1 notes, [ ]%; Class A-2[a] notes, [ ]%; [Class A-2b notes, [SOFR Rate][Insert Other Benchmark Rate] + [ ]%;] Class A-3 notes, [ ]%; Class A-4 notes, [ ]%; [Class B notes, [ ]%;]

•	[the [SOFR Rate][Insert Other Benchmark Rate] is assumed to remain constant at [___]%;]

•	investment income on accounts held by the issuing entity equals zero;

•

on each payment date, the servicing fee is the product of (1) [ ] per annum, (2) one-twelfth [(or, in the case of the first payment date, one-sixth)] and (3) the aggregate Securitization Value of the Included Units as of the first day of the related Collection Period and all other monthly fees and expenses equal $[ ] in the aggregate;

•	all prepayments on the leases are prepayments in full (and the residual values of the related leased vehicles are paid in full);

•	the reserve account is funded with an amount equal to $[ ];

•	the aggregate Securitization Value of the Included Units as of the cut-off date is $[ ], based on the Securitization Rate;

•

the weighted average life to call assumes that an optional purchase occurs on the payment date on which the aggregate outstanding Note Balance is less than or equal to 10% of the aggregate initial Note Balance before giving effect to any payments of principal required to be made on such payment date;

•	except as indicated in the tables, the optional purchase option to redeem the notes will not be exercised; and

•	the closing date is assumed to be [ ], 20[ ].

No representation is made as to what the actual levels of losses and delinquencies on the leases will be. Because payments on the leases and the leased vehicles will differ from those used in preparing the following tables, distributions of principal of the notes may be made earlier or later than as set forth in the tables. Investors are urged to make their investment decisions on a basis that includes their determination as to anticipated prepayment rates under a variety of the assumptions discussed herein.

The following tables set forth the percentages of the unpaid principal amount of each class of the notes that would be outstanding after each of the dates shown, based on a rate equal to 0%, 50%, 100%, 150% and 200% of the Prepayment Assumption. As used in the table, “0% Prepayment Assumption” assumes no prepayments on a lease, “50% Prepayment Assumption” assumes that a lease will prepay at 50% of the Prepayment Assumption, “100% Prepayment Assumption” assumes that a lease will prepay at 100% of the Prepayment Assumption and so forth.

Percent of the Initial Note Balance at Various Prepayment Assumptions

Class A-1 Notes

Payment Date	0%	50%	100%	150%	200%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%

Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]

Percent of the Initial Note Balance at Various Prepayment Assumptions

Class A-2[a and Class A-2b] Notes

Payment Date	0%	50%	100%	150%	200%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%

Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]

Percent of the Initial Note Balance at Various Prepayment Assumptions

Class A-3 Notes

Payment Date	0%	50%	100%	150%	200%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%

Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]

Percent of the Initial Note Balance at Various Prepayment Assumptions

Class A-4 Notes

Payment Date	0%	50%	100%	150%	200%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%

Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]

[Percent of the Initial Note Balance at Various Prepayment Assumptions

Class B Notes]

Payment Date	0%	50%	100%	150%	200%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]

THE NOTES

General

The issuing entity will issue the notes pursuant to the terms of the indenture, a form of which has been filed as an exhibit to the registration statement, to be dated as of the closing date (the “indenture”) between the issuing entity and the indenture trustee for the benefit of the noteholders. We will file a copy of the finalized indenture with the SEC concurrently with or prior to the time we file this prospectus with the SEC. Each noteholder will have the right to receive payments made with respect to the Transaction SUBI Certificate and other assets in the issuing entity property and certain rights and benefits available to the indenture trustee under the indenture. [_______] will be the indenture trustee.

The paying agent will distribute principal and interest on each payment date to holders in whose names the notes were registered on the related record date. All payments required to be made on the notes will be made monthly on each payment date, which will be the [__] day of each month or, if that day is not a Business Day, then the next Business Day, beginning [________], 20[__] (the “payment date”).

The “record date” means, with respect to each payment date or redemption date, (i) for any definitive notes and certificates, the close of business on the last Business Day of the calendar month immediately preceding the calendar month in which such payment date or redemption date occurs, (ii) for any book-entry notes, the close of business on the Business Day immediately preceding such payment date or redemption date, or (iii) any other day specified in the transaction documents. See “—Definitive Notes” below. No investor acquiring an interest in the notes issued in book-entry form, as reflected on the books of the clearing agency, or a person maintaining an account with such clearing agency (a “Note Owner” and together with noteholders, collectively “investors”) will be entitled to receive a certificate representing that owner’s note, except as set forth in “—Definitive Notes” below.

The initial principal amount, interest rate and final scheduled payment date for each class of notes is set forth on the cover page to this prospectus.

Distributions to the certificateholders will be subordinated to distributions of principal of and interest on the notes to the extent described in “Description of the Transaction Documents—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default” in this prospectus.

Delivery of Notes

The offered notes will be issued in the minimum denomination of $[____] and in integral multiples of $[1,000] in excess thereof (except for two notes of each class which may be issued in a denomination other than an integral of $[1,000]). The offered notes will be issued on or about the closing date in book-entry form through the facilities of DTC and Clearstream [and Euroclear] against payment in immediately available funds.

Book-Entry Registration

Each class of offered notes will be available only in book-entry form [except in the limited circumstances described below under “—Definitive Notes” in this prospectus]. All book-entry notes will be held by DTC, in the name of Cede & Co. (“Cede”), as nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC, Clearstream Banking Luxembourg S.A. (“Clearstream”) [or Euroclear Bank S.A./N.V. (“Euroclear”)], which will hold positions on behalf of their customers or participants through their respective depositories, which in turn will hold such positions in accounts as DTC participants.

All book-entry notes will be delivered to the indenture trustee as custodian for DTC and registered in the name of Cede, the nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. As a result, investors will only be able to exercise their rights as a noteholder indirectly through DTC (if in the United States) and its participating organizations, or Clearstream or Euroclear (in Europe or Asia) and their participating organizations. Holding the notes in book-entry form could also limit an investor’s ability to pledge or transfer its notes to persons or entities that do not participate in DTC, Clearstream or Euroclear.

Interest and principal on the notes will be paid by the issuing entity to DTC as the record holder of those notes while they are held in book-entry form. DTC will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process could delay receipt of payments from the issuing entity with respect to an investor’s beneficial interest in notes in the event of misapplication of payments by DTC participants or indirect participants or bankruptcy or insolvency of those entities and an investor’s recourse will be limited to its remedies against those entities. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Investors electing to hold their notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global notes through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global notes and no “lock-up” or restricted period.

For notes held in book-entry form, actions of noteholders under the indenture will be taken by DTC upon instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes in accordance with DTC’s procedures.

Investors should review the procedures of DTC, Clearstream and Euroclear for clearing, settlement and withholding tax procedures applicable to their purchase of the notes.

Definitive Notes

Any retained notes may be issued as definitive notes and registered in the name of the depositor or one or more of the depositor’s affiliates. The [offered] notes will be issued in fully registered, certificated form to owners of beneficial interests in a global note or their nominees rather than to DTC or its nominee, only if:

•

the administrator advises the indenture trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes, and the administrator or the indenture trustee, as applicable, is unable to locate a qualified successor;

•	the administrator, at its option, advises the indenture trustee in writing that it elects to terminate the book-entry system through DTC; or

•

after the occurrence of an event of default under the indenture, beneficial owners representing in the aggregate at least a majority of the outstanding principal amount of all the notes, voting as a single class, advise the indenture trustee through DTC (or its successor) in writing that the continuation of a book-entry system through DTC (or its successor) is no longer in the best interest of those owners.

Payments or distributions of principal of, and interest on, the notes will be made by a paying agent directly to holders of notes in definitive registered form in accordance with the procedures set forth in this prospectus and in the indenture. Payments or distributions on each payment date and on the final scheduled payment date, as specified in this prospectus, will be made to holders in whose names the definitive notes were registered on the record date. Payments or distributions will be made via DTC to the extent applicable, and in the event notes are not held through DTC, by wire transfer to each noteholder as it appears on the register maintained by the indenture trustee or by other means to the extent provided in the indenture. The final payment or distribution on any note, whether notes in definitive registered form or notes registered in the name of Cede, however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final payment or distribution to noteholders.

Notes in definitive registered form will be transferable and exchangeable at the offices of the indenture trustee, or at the offices of a transfer agent or registrar named in a notice delivered to holders of notes in definitive registered form. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee, transfer agent or registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Notes Owned by Transaction Parties

In determining whether noteholders holding the requisite Note Balance have given any request, demand, authorization, direction, notice, consent, vote or waiver under any transaction document, notes owned by the issuing entity, the seller, the depositor, the servicer, the administrator, any certificateholder or any of their respective affiliates will be disregarded and deemed not to be “outstanding” unless all of the notes are then owned by the issuing entity, the seller, the depositor, the servicer, the administrator, any certificateholder or any of their respective affiliates, except that, in determining whether the indenture trustee will be protected in relying upon any such request, demand, authorization, direction, notice, consent, vote or waiver, only notes that a responsible officer of the indenture trustee knows to be so owned will be so disregarded. Notes that have been pledged in good faith will be regarded as “outstanding” if the pledgee of those notes provides written notice to the indenture trustee that the pledgee has the right to act with respect to those notes and that the pledgee is not the issuing entity, the seller, the depositor, the servicer, the administrator, any certificateholder or any of their respective affiliates.

Access to Noteholder Lists

To the extent that definitive notes have been issued in the limited circumstances described under “—Definitive Notes” above, the note registrar will furnish or cause to be furnished to the indenture trustee and the paying agent a list of the names and addresses of the noteholders:

•	as of each record date, within five days of that record date; and

•	within five days after receipt by the note registrar of a written request from the indenture trustee for that list.

The indenture does not provide for the holding of annual or other meetings of noteholders.

Statements to Noteholders

On or prior to the [second] Business Day preceding each payment date, the servicer will provide to the indenture trustee and, on each payment date, the indenture trustee will forward or otherwise make available to each noteholder a statement (prepared by the servicer) setting forth for that payment date and the related Collection Period the following information (or such other substantially similar information so long as such information satisfies the requirements of Item 1121 of Regulation AB):

•	the amount of the distribution on or with respect to each class of notes allocable to principal;

•	the amount of the distribution on or with respect to each class of notes allocable to interest;

•

the Class A-1 Note Balance, the Class A-2[a] Note Balance[, the Class A-2b Note Balance], the Class A-3 Note Balance, the Class A-4 Note Balance, [and the Class B Note Balance,] in each case after giving effect to payments on such payment date;

•	the First Allocation of Principal[, the Second Allocation of Principal] and the Regular Allocation of Principal for such payment date;

[•	the number of, and aggregate amount of monthly principal and interest payments due on, the related leases which are delinquent as of the end of the related Collection Period;]

•	the Delinquency Percentage;

•	the aggregate Securitization Value of 60-Day Delinquent Leases as of the end of the related Collection Period;

•	whether the Delinquency Percentage exceeds the Delinquency Trigger;

•	the aggregate servicing fee paid to the servicer, the amount of any unpaid servicing fees and the change in such amount from that of the prior payment date;

•

the amount of fees paid to the indenture trustee, the owner trustee, the origination trustee, the SUBI trustee and the asset representations reviewer, the amount of any unpaid fees to the indenture trustee, owner trustee, the origination trustee, the SUBI trustee and the asset representations reviewer and any changes in such amount from the prior payment date;

•

(i) the amount on deposit in the reserve account and the Specified Reserve Account Balance, each as of the beginning and end of the related Collection Period, (ii) the amount to be deposited in the reserve account in respect of such payment date, if any, (iii) the reserve account draw amount and the reserve account excess amount, if any, to be withdrawn from the reserve account on such payment date, (iv) the balance on deposit in the reserve account on such payment date after giving effect to such changes in such balance from the immediately preceding payment date;

[•

the amount available in the collection account for payment of the aggregate amount payable or distributable on the notes, the amount of any principal or interest shortfall with respect to each class of notes and the amount required from any applicable credit enhancement provider to pay any shortfall;]

•	the aggregate reallocation payment with respect to reallocated leases paid by the servicer or the sponsor with respect to the related Collection Period;

•	the number of leases that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related Collection Period;

•	the aggregate securitization value of leases that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related Collection Period;

•	the percentage of the total aggregate outstanding principal amount of leases that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related Collection Period;

•	the Note Factor;

•	the amount of the interest shortfall from the preceding payment date, if any, on such payment date and the change in such amounts from the preceding payment date;

•	the aggregate amount of residual losses and credit losses for that Collection Period;

•	the number of Included Units at the beginning and at the end of that Collection Period;

•	the Aggregate Securitization Value as of the end of the related Collection Period;

•	the number and Securitization Value of vehicles turned-in by lessees at the end of the related lease terms [and the residual value realization rates on such vehicles]

•

a summary of material modifications, extensions or waivers, if any, to the terms of the leases related to the Included Units during that Collection Period, or since the closing date, if such modifications, extensions or waivers have become material over time;

•

a summary of material breaches of representations or warranties related to eligibility criteria for the Units, together with the number and aggregate Securitization Value of reallocated Included Units in connection with such breaches during that Collection Period;

•	the number and aggregate Securitization Value of reallocated Included Units in connection with a Postmaturity Term Extension; and

•	a summary of any material breach by the issuing entity of covenants contained in the transfer agreements.

The servicer may, in its sole discretion, elect to include the information specified in the [•], [•] and [•] bullet points above in 30-day increments beginning with 30-59 days delinquency in lieu of the increments set forth in such bullet points above.

The “Note Factor” for each class of notes will be a seven-digit decimal that the servicer will compute prior to each payment date with respect to that class of notes. The note factor represents the remaining outstanding principal amount of that class of notes as of that payment date (after giving effect to payments made on that payment date), expressed as a fraction of the initial outstanding principal amount of that class of notes. Each note factor will initially be 1.0000000, and will thereafter decline to reflect reductions in the principal amount of the related class of notes. A noteholder’s portion of the principal amount of the notes will be the product of (i) the original denomination of the note and (ii) the applicable note factor.

DTC will supply these reports to noteholders of book-entry notes in accordance with its procedures. Since owners of beneficial interest in a global note will not be recognized as noteholders, DTC will not forward monthly reports to those owners. Copies of monthly reports may be obtained by owners of beneficial interests in a global note as provided in this prospectus.

Within a reasonable period of time after the end of each calendar year during the term of the issuing entity, but not later than the latest date permitted by law, the indenture trustee and paying agent will furnish information required to complete United States federal and state income tax returns to each person who on any record date during the calendar year was a registered noteholder. See “Material Federal Income Tax Consequences” in this prospectus.

Payments of Interest

Interest on the unpaid outstanding principal amount of each class of notes will accrue at the applicable interest rate listed on the cover of this prospectus and will be due and payable monthly on each payment date.

Interest will accrue and will be calculated on the various classes of notes as follows:

•

Actual/360. Interest on the Class A-1 notes [and the Class A-2b notes] will be calculated on the basis of the actual days elapsed during the period for which interest is payable and assuming a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and the Class A-2b notes] will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the related interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date, divided by 360.

•

30/360. Interest on the Class A-2[a] notes, the Class A-3 notes[,] [and] the Class A-4 notes [and the Class B notes] will be calculated on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2[a] notes, the Class A-3 notes[,] [and] the Class A-4 notes [and the Class B notes] will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the related interest rate and (iii) 30 (or in the case of the first payment date, the number of days from and including the closing date to but excluding the [__] day of the month in which the first payment date occurs (assuming a 30 day calendar month)), divided by 360.

•

Interest Periods. Interest will accrue on the outstanding principal amount of each class of notes (a) with respect to the Class A-1 notes [and the Class A-2b notes], from and including the most recent payment date (or in the case of the first payment date, the closing date) to but excluding that specified payment date or (b) with respect to the Class A-2[a] notes, the Class A-3 notes[,] [and] the Class A-4 notes [and the Class B notes], from and including the [__] day of the calendar month preceding a payment date (or in the case of the first payment date, from and including the closing date) to but excluding the [__] day of the month in which that payment date occurs. Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such amount at the applicable interest rate (to the extent lawful).

For notes in book-entry form, interest on each note will be paid to noteholders of record of the notes as of the Business Day immediately preceding the payment date. For notes in definitive form, interest on each note will be paid to noteholders of record of the notes as of the close of business on the last Business Day of the calendar month preceding the related payment date.

[Interest on the floating rate notes will be calculated based on [the SOFR Rate][Insert Other Benchmark Rate] plus the applicable spread set forth on the cover page to this prospectus; provided that, if the sum of [the SOFR Rate][Insert Other Benchmark Rate] and such spread is less than 0.00% for any interest accrual period, then the interest rate for the floating rate notes for such interest accrual period will be deemed to be 0.00%. For purposes of computing interest on the floating rate notes, the following terms have the following meanings: [insert additional definitions related to Other Benchmark Rate, if applicable]]

For notes in book-entry form, interest on each note will be paid to noteholders of record of the notes as of the Business Day immediately preceding the payment date. For notes in definitive form, interest on each note will be paid to noteholders of record of the notes as of the close of business on the last Business Day of the calendar month preceding the related payment date. The final interest payment on each class of notes is due on the earlier of (a) the payment date (including any redemption date) on which the Note Balance of that class of notes is reduced to zero or (b) the applicable final scheduled payment date for that class of notes.

A failure to pay the interest due on the notes on any payment date that continues unremedied for a period of five Business Days or more will result in an event of default. See “The Indenture—Events of Default” in this prospectus.

[Calculation of Floating Rate Interest

Interest on the floating rate notes will be calculated based on the [SOFR Rate][Insert Other Benchmark Rate] plus the applicable spread set forth on the cover page to this prospectus; provided that, if the sum of the [SOFR Rate][Insert Other Benchmark Rate] and such spread is less than 0.00% for any Interest Period, then the interest rate for the floating rate notes for such Interest Period will be deemed to be 0.00%.

[The “SOFR Rate” will be obtained by the calculation agent for each Interest Period on the second U.S. Government Securities Business Day before the first day of such Interest Period (“SOFR Adjustment Date”) as of 3:00 p.m. (New York time) on such U.S. Government Securities Business Day, at which time [Compounded SOFR][Term SOFR][SOFR in arrears] is published [on the FRBNY’s Website][by the Term SOFR Administrator] (the “SOFR Determination Time”) (or, if the Benchmark is not the [SOFR Rate][Insert Other Benchmark Rate], the time determined by the administrator after giving effect to the Benchmark Replacement Conforming Changes) (the “Reference Time”) and, except as provided below following a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, will mean, with respect to the Class A-2b notes as of any SOFR Adjustment Date, a rate equal to [Compounded SOFR][Term SOFR][SOFR in arrears]; provided, that, the administrator will have the right, in its sole discretion, to make applicable [SOFR] Adjustment Conforming Changes. For the purposes of computing interest on the floating rate notes prior to the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the following terms will have the following respective meanings:]

[“Compounded SOFR” with respect to any U.S. Government Securities Business Day, will mean:

(1)  the applicable compounded average of SOFR for a tenor of 30 days as published on such U.S. Government Securities Business Day at the SOFR Determination Time; or

(2)  if the rate specified in (1) above does not so appear, the applicable compounded average of SOFR for a tenor of 30 days as published in respect of the first preceding U.S. Government Securities Business Day for which such rate appeared on the FRBNY’s Website.

The specific Compounded SOFR rate is referred to by its tenor. For example, “30-day Average SOFR” refers to the compounded average SOFR over a rolling 30-calendar day period as published on the FRBNY’s Website.]

[“SOFR in arrears” will mean the average daily SOFR rate for the applicable interest period posted to the FRBNY’s Website on any U.S. Government Securities Business Day with respect to the applicable interest period, compounded daily on Business Days in accordance with each previous Business Day’s posting.]

[“Term SOFR” will mean the Term SOFR Reference Rate for a tenor comparable to the applicable interest accrual period at the SOFR Determination Time, as such rate is published by the Term SOFR Administrator; provided, however, that if as of the SOFR Determination Time on such date, the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Transition Event with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to the date of such SOFR Determination Time.]

[“Term SOFR Administrator” will mean CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the administrator).]

[“Term SOFR Reference Rate” will mean the forward-looking term rate based on SOFR.]

“FRBNY’s Website” will mean the website of the FRBNY, currently at https://www.newyorkfed.org/markets/reference-rates/sofr-averages-and-index or at such other page as may replace such page on the FRBNY’s website.

“[SOFR] Adjustment Conforming Changes” will mean, with respect to any [SOFR Rate][Insert Other Benchmark Rate], any technical, administrative or operational changes (including changes to the interest period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides, from time to time, may be appropriate to adjust such [SOFR Rate][Insert Other Benchmark Rate] in a manner substantially consistent with or conforming to market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice exists, in such other manner as the administrator determines is reasonably necessary).

“U.S. Government Securities Business Day” will mean any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

All percentages resulting from any calculation on the [Class A-2b] notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.8765445% (or 0.098765445) would be rounded to 9.87655% (or 0.0987655)), and all dollar amounts used in or resulting from that calculation on the [Class A-2b] notes will be rounded to the nearest cent (with one-half cent being rounded upwards).

Effect of Benchmark Transition Event

Notwithstanding the foregoing, if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the determination of the then-current Benchmark, the Benchmark Replacement determined by the administrator will replace the then-current Benchmark for all purposes relating to the floating rate notes in respect of such determination on such date and all such determinations on all subsequent dates.

The administrator will deliver written notice to each Hired Agency and to the calculation agent on any SOFR Adjustment Date if, as of the applicable Reference Time, the administrator has determined with respect to the related Interest Period that there will be a change in the [SOFR Rate][Insert Other Benchmark Rate] or the terms related thereto since the immediately preceding [SOFR] Adjustment Date due to a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred.

In connection with the implementation of a Benchmark Replacement, the administrator will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision or election that may be made by the administrator or any other person in connection with a Benchmark Transition Event, a Benchmark Replacement Conforming Change or a Benchmark Replacement as described above, including any determination with respect to administrative feasibility (whether due to technical, administrative or operational issues), a tenor, rate, an adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the administrator’s sole discretion, and, notwithstanding anything to the contrary in the transaction documents, will become effective without the consent of any other person (including any noteholder). The holders of the Class A-2b notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. Notwithstanding anything to the contrary in the transaction documents, none of the issuing entity, the owner trustee, the indenture trustee, the calculation agent, the paying agent, the administrator, the sponsor, the depositor or the servicer will have any liability for any action or inaction taken or refrained from being taken by it with respect to any Benchmark, Benchmark Transition Event, Benchmark Replacement Date, Benchmark Replacement, Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment, Benchmark Replacement Conforming Changes or any other matters related to or arising in connection with the foregoing. Each noteholder and beneficial owner of notes, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against the issuing entity, the owner trustee, the indenture trustee, the calculation agent, the paying agent, the administrator, the sponsor, the depositor and the servicer relating to any such determinations.]

Payments of Principal

On each payment date prior to the acceleration of the notes following an event of default, the Principal Distribution Amount will be applied to make principal payments on the notes, in sequential priority so that no principal payments will be made on any class of notes until all notes with an earlier final scheduled payment date have been paid in full. Thus, on each payment date prior to the acceleration of the notes following an event of default, the Principal Distribution Amount will be applied to the notes as follows:

•	first, to the Class A-1 noteholders, until the Class A-1 notes are paid in full;

•	second, to the Class A-2 noteholders,[ pro rata among the Class A-2a notes and the Class A-2b notes,] until the Class A-2 notes are paid in full;

•	third, to the Class A-3 noteholders, until the Class A-3 notes are paid in full; [and]

•	fourth, to the Class A-4 noteholders, until the Class A-4 notes are paid in full[; and]

[•	fifth, to the Class B noteholders, until the Class B notes are paid in full].

The remaining outstanding principal amount of each class of notes will be due on the related final scheduled payment date for such class or on the redemption date. Failure to pay the full outstanding principal amount of a class of notes by the applicable final scheduled payment date or redemption date will be an event of default under the indenture. At any time that the outstanding principal amounts of the notes have been declared due and payable following the occurrence of an event of default under the indenture, principal payments will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full, and then ratably to all other noteholders on each payment date, based on the aggregate outstanding principal amount of each class of notes (other than the Class A-1 notes), until all events of default have been cured or waived as provided in the indenture or all notes have been paid in full. Such payments will be made from Available Funds and other amounts, including all amounts held on deposit in the reserve account.

To the extent not previously paid prior to those dates, the outstanding principal amount of each class of notes will be payable in full on the payment date specified below (each, a “final scheduled payment date”):

•	for the Class A-1 notes, the [___] payment date;

•	for the Class A-2[a] notes [and the Class A-2b notes], the [___] payment date;

•	for the Class A-3 notes, the [___] payment date; [and]

•	for the Class A-4 notes, the [___] payment date[; and]

[•	for the Class B notes, the [___] payment date].

Payments of Principal on each Payment Date

(other than Payment Dates after the Notes have been accelerated following the occurrence of an Event of Default)

DESCRIPTION OF THE TRANSACTION DOCUMENTS

The following section summarizes material provisions of the “SUBI sale agreement” entered into between the seller and the depositor, the “SUBI transfer agreement” entered into between the depositor and the issuing entity, the base servicing agreement entered into between the origination trust and the servicer, the “Transaction SUBI servicing supplement” entered into between the origination trust, the servicer and the origination trustee and the “indenture” entered into between the issuing entity and the indenture trustee. This section also summarizes the material provisions of the “administration agreement” entered into between the issuing entity, PFS and the indenture trustee and the “asset representations review agreement” entered into between the asset representations reviewer, the issuing entity and the servicer. We sometimes refer to the SUBI sale agreement, the SUBI transfer agreement, the base servicing agreement, the Transaction SUBI servicing supplement, the indenture and the administration agreement as the “transaction documents”.

Forms of the transaction documents have been filed as exhibits to the registration statement of which this prospectus is a part. We will file a copy of the actual basic documents with the SEC on Form 8-K concurrently with or prior to the time we file this prospectus with the SEC. We refer you to the forms of the transaction documents for additional details on the terms of the basic documents.

Sale and Assignment of the Transaction SUBI Certificate

Under the SUBI sale agreement, the seller will sell, transfer, assign, set over and otherwise convey to the depositor all of its right, title and interest in, to and under the Transaction SUBI Certificate, the Transaction SUBI and all collections received thereunder after the close of business on the cut-off date. The SUBI sale agreement will create a first priority security interest in that property in favor of the depositor.

Under the SUBI transfer agreement, on the closing date, the depositor will sell, transfer, assign, set over and otherwise convey to the issuing entity all of its right, title and interest in, to and under the Transaction SUBI Certificate, the Transaction SUBI and all collections received thereunder after the close of business on the cut-off date. The SUBI transfer agreement will create a first priority security interest in that property in favor of the issuing entity.

Under the indenture, the issuing entity will pledge all of its right, title and interest in, to and under the issuing entity property to the indenture trustee as security for the notes. The terms of the indenture will create a first priority security interest in the issuing entity property in favor of the indenture trustee for the benefit of the noteholders.

The Included Units will be identified in a schedule appearing as a schedule to the Transaction SUBI supplement. In the SUBI sale agreement, the seller will make representations and warranties with respect to each lease and related leased vehicle, including, among other things, that each lease met the Eligibility Representations as of the cut-off date. See “—Representations and Warranties” below.

Representations and Warranties

The seller, pursuant to the SUBI sale agreement, will represent and warrant that, among other things, as of the cut-off date, each Unit:

•

had a lessee which was (a) a resident of, or organized under the laws of and with its chief executive office in, the United States, (b) not PFS or an affiliate of PFS, (c) not shown on the servicer’s electronic records as a government or a governmental subdivision or agency, (d) not shown on the servicer’s records as a debtor in a pending bankruptcy proceeding and (e) not the lessee of any Defaulted Unit;

•

for which the related lease required substantially equal monthly payments and provides for level payments that fully amortize the adjusted capitalized cost of the lease (which may exceed the manufacturer’s suggested retail price or “MSRP”) to the related contractual residual value over the lease term, unless the lease is a single payment lease;

•	for which the related lease was payable solely in U.S. dollars;

•	for which the related lease had an original lease term of not less than [__] months and not more than [__] months;

•	for which the related lease had a remaining lease term of not less than [__] months and not more than [__] months;

•	had a Securitization Value of no greater than $[__];

•	was not more than [__] days past due as of the cut-off date and was not a Defaulted Unit;

•

for which the related lease represented the valid, legal, and binding payment obligation of the related lessee, enforceable in all material respects against that lessee in accordance with its terms and not, according to the servicer’s records, subject to any right to offset, counterclaim, defense or other lien, security interest, mortgage, pledge or encumbrance in, of or on that lease in favor of any other person, except for those liens permitted under the transaction documents;

•	for which the related lease required the related lessee to insure the related Vehicle under a physical damage insurance policy;

•	for which the related lease did not require the lessee to consent to the transfer, sale or assignment of the rights of the origination trust under that lease;

•

the contract for which did not, in whole or in part, materially contravene any law, rule or regulation applicable thereto (including, without limitation, those relating to usury, truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy);

•	was generated in the ordinary course of the origination trust’s business;

•	for which the related lease is an “account”, “tangible chattel paper” or “electronic chattel paper” within the meaning of Section 9-102 of the UCC as in effect in the state of origination;

•

which, (i) if such Unit constitutes tangible chattel paper, for which there is only one original of the related lease, and (ii) if such Unit constitutes electronic chattel paper, for which there is only a single “authoritative copy” (as such term is used in Section 9-105 of the UCC) of each electronic “record” constituting or forming a part of such lease, and, in each case, which is held by the servicer (or its custodian or vaulting agent) on behalf of the origination trust, and the servicer has “control” of such electronic chattel paper within the meaning of Section 9-105 of the applicable UCC;

•	was not shown in the servicer’s records as having any credit-related recourse to the related Center;

•	for which the related lease was in full force and effect, and has not been satisfied, subordinated or rescinded; and

•	is with respect to a Porsche brand vehicle.

We refer to the foregoing representations and warranties as the “Eligibility Representations”.

If a responsible officer of any party to the SUBI sale agreement discovers or receives notice of a breach of any of the Eligibility Representations with respect to any Included Unit which materially and adversely affects the interests of the issuing entity or the noteholders in such Included Unit, the party discovering such breach or receiving written notice of such breach will give prompt written notice of that breach to the other party to the SUBI sale agreement; provided, that delivery of the monthly servicer’s certificate which identifies that Included Units are being or have been reallocated will be deemed to constitute prompt notice by the seller and the depositor of that breach; provided, further, that the indenture trustee and the owner trustee will be deemed to have knowledge of such breach only if a responsible officer of the indenture trustee or owner trustee, as applicable, has actual knowledge thereof, including without limitation upon receipt of written notice; provided, further, that the failure to give such notice will not affect any obligation of the seller under the SUBI sale agreement. The owner trustee (at the direction of a certificateholder) or the indenture trustee (at the written direction of a noteholder) may notify the seller of a breach by delivering written notice to the seller identifying the Included Unit and the related breach of an Eligibility Representation.

If the breach materially and adversely affects the interests of the issuing entity or the noteholders in the Included Unit, then the seller will either (a) correct or cure that breach, if applicable, or (b) cause such Unit to be reallocated from the Transaction SUBI to the UTI or an Other SUBI, in either case on or before the payment date following the end of the Collection Period which includes the 60th day (or, if the seller elects, an earlier date) after the date the seller became aware or was notified of that breach. Any such breach or failure will be deemed not to materially and adversely affect the interests of the issuing entity or the noteholders if it has not affected the ability of the depositor (or its assignee) to receive and retain payment in full of the aggregate Securitization Value on such Included Unit. In consideration for the reallocation, the seller will pay (or will cause to be paid) to the issuing entity a reallocation payment equal to the Securitization Value of the applicable Included Unit as of the end of the Collection Period immediately preceding such payment date (the “reallocation payment”) on the date of reallocation or an earlier date, if elected by the seller. The reallocation obligation will constitute the sole remedy available to the issuing entity and the indenture trustee for the failure of an Included Unit to meet any of the Eligibility Representations.

In addition, the servicer, will be required to cause the reallocation of any Included Units from the Transaction SUBI to the UTI or an Other SUBI which include leases as to which the servicer grants a Postmaturity Term Extension. See “Origination and Servicing Procedures—Extensions Programs” in this prospectus. In consideration for such reallocation, PFS will make a deposit to the collection account in an amount equal to reallocation payment for the applicable Included Unit.

The reallocation payment must be made by the seller or the servicer, as applicable, as of the payment date immediately following the end of the Collection Period in which the related cure period ended or the Postmaturity Term Extension was granted. Upon making that payment, the related Unit will no longer constitute an Included Unit.

An investor wishing to direct the indenture trustee to request a reallocation as described above may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation, the identity of the related lease and a reference to the indenture. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide a certification from the requesting investor that it is, in fact, a beneficial owner of notes, as well as any additional piece of documentation reasonably satisfactory to the indenture trustee, such as a trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). PFS will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification.

Asset Representations Review

As discussed above under “—Representations and Warranties,” the seller will make the Eligibility Representations regarding the leases and related leased vehicles. The asset representations reviewer will be responsible for performing a review of certain leases for compliance with the Eligibility Representations when the asset review conditions have been satisfied. In order for the asset review conditions to be satisfied, the following two events must have occurred:

•	The Delinquency Percentage for any payment date exceeds the Delinquency Trigger, as described below under “—Delinquency Trigger”; and

•	A majority of the voting investors have voted to direct a review of the applicable Subject Leases pursuant to the process described below under “—Asset Review Voting”.

If the asset review conditions are satisfied (the first date on which the asset review conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will perform an Asset Review as described under “—Asset Review” below.

Delinquency Trigger

On or prior to each determination date, the servicer will calculate the Delinquency Percentage for the related Collection Period. The “Delinquency Percentage” for each payment date and the related Collection Period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate Securitization Value of all Included Units where the related leases are 60-Day Delinquent Leases as of the last day of that Collection Period to (ii) the aggregate Securitization Value of all Included Units as of the last day of that Collection Period. “60-Day Delinquent Leases” means, as of any date of determination, [all leases and related leased vehicles (other than reallocated leases) that are 60 or more days delinquent as of such date (or, if such date is not the last day of a Collection Period, as of the last day of the Collection Period immediately preceding such date), as determined in accordance with the servicer’s customary servicing practices]. The “Delinquency Trigger” for any payment date and the related Collection Period is [•]%.

The Delinquency Trigger was calculated as a multiple of [•] times the previous historical monthly peak Delinquency Percentage, rounded to the nearest whole percentage, of PFS’s securitization transactions under the Porsche Innovative Lease Owner Trust platform from [•] through [•]. PFS believes the Delinquency Trigger is appropriate based on its experience and observation of historical 60-Day Delinquent Leases in its securitization transactions over time. The Delinquency Trigger has been set at a level in excess of historical peak Delinquency Percentage to assure that the Delinquency Trigger is not exceeded due to events unrelated to PFS’s underwriting, such as ordinary fluctuations in the economy, rising oil prices, housing price declines, terrorist events, extreme weather conditions or an increase of a lessor’s payment obligations under other indebtedness incurred by the lessor.

“Subject Leases” means, for any Asset Review, all leases which are 60-Day Delinquent Leases as of the related Review Satisfaction Date.

Asset Review Voting

The monthly distribution report filed by the depositor on Form 10-D will disclose if the Delinquency Percentage on any payment date exceeds the Delinquency Trigger. If the Delinquency Percentage on any payment date exceeds the Delinquency Trigger, then investors holding at least 5% of the aggregate outstanding balance of the notes (the “Instituting Noteholders”) may elect to initiate a vote to determine whether the asset representations reviewer will conduct the review described under “—Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote within 90 days after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor is, in fact, a beneficial owner of notes.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders through DTC and the depositor will include on Form 10-D that a vote has been called. Under the current voting procedures of DTC, DTC (as the holder of record for the notes) transfers the right to vote with respect to securities to the DTC participants that hold record date positions via an omnibus proxy. DTC notifies its participants holding positions in the security of their entitlement to vote. DTC participants are responsible for distribution of information to their customers, including any ultimate beneficial owners of interests in the securities. See “The Notes—Book-entry Registration.” The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with Section 316(c) of the Trust Indenture Act of 1939, as amended.

The vote will remain open until the 150th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. The “Noteholder Direction” will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing a review by the asset representations reviewer. The seller, [PFS,] the depositor and the issuing entity are required under the transaction documents to cooperate with the indenture trustee to facilitate the voting process. Following the completion of the voting process, the next Form 10-D filed by the depositor will disclose whether or not a Noteholder Direction has occurred.

Within [five Business Days] of the Review Satisfaction Date, the indenture trustee will send a written notice to the seller, [PFS,] the depositor, the servicer and the asset representations reviewer specifying that the asset review conditions have been satisfied, providing the applicable Review Satisfaction Date and directing the asset representations reviewer to conduct an asset review. Within [ten] Business Days of receipt of such notice, the servicer will provide the asset representations reviewer a list of the Subject Leases.

Fees and Expenses for Asset Review

As described under “—Fees and Expenses”, the asset representations reviewer will be paid [an annual][a monthly] fee of $[•] by the [issuing entity][sponsor] in accordance with the asset representations review agreement. However, that [annual] fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Leases. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[•] [for each Subject Lease][per hour for its time spent conducting the Asset Review][as a flat fee for such Asset Review][plus reasonable out-of-pocket travel expenses]. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset

Review (the “Review Expenses”) will be payable by [the sponsor][the issuing entity][, and to the extent the Review Expenses remain unpaid after 90 days, they will be payable by the issuing entity out of amounts on deposit in the Collection Account as described under “Description of the Transaction Documents—Priority of Payments” in this prospectus.] In addition, if the asset representations reviewer participates in a dispute resolution proceeding and its reasonable out-of-pocket expenses and reasonable compensation for the time it incurs in participating in the proceeding are not paid by a party to the dispute resolution within [ninety] days of the end of the proceeding, the [issuing entity][sponsor] will reimburse the asset representations reviewer for such expenses.

Asset Review

The asset representations reviewer will perform a review of the Subject Leases for compliance with the Eligibility Representations (an “Asset Review”) in accordance with the procedures set forth in the asset representations review agreement. These procedures will generally consist of a comparison of the Eligibility Representations to certain data points contained in the data tape, the lease contract and certain other documents in the lease file, and other records of the sponsor and the servicer with respect to that Subject Lease. The review is not designed to determine why a lessor is delinquent or the creditworthiness of the lessor, either at the time of any Asset Review or at the time of origination of the related lease. The Asset Review is also not designed to establish cause, materiality or recourse for any failure of a lease to comply with the Eligibility Representations.

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Leases by the [60th] day after the asset representations reviewer receives the applicable review materials for the Subject Leases from the servicer. However, if review materials are inaccessible, clearly unidentifiable and/or illegible, the asset representations reviewer will request that the servicer provide an updated copy of that review material and the review period will be extended for an additional [30] days. The asset representations reviewer will be required to keep all information about the leases and related leased vehicles obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the issuing entity, the sponsor and the servicer of the findings and conclusions of the review of the Subject Lease, and the depositor will file such report on the Form 10-D filed by the depositor with respect to the Collection Period in which the asset representations reviewer’s report is provided. The indenture trustee will have no obligation to forward the review report to any noteholder or to any other person.

The Asset Review will consist of performing specific tests for each Eligibility Representation and each Subject Lease and determining whether each test was passed, failed or not able to be completed as a result of missing or incomplete review materials. If the servicer notifies the asset representations reviewer that a Subject Lease was paid in full by or on behalf of the lessor or reallocated from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of that lease and the Asset Review of that lease will be considered complete. If a Subject Lease was included in a prior Asset Review, the asset representations reviewer will not conduct additional tests on any such duplicate Subject Lease unless the asset representations reviewer was not able to complete the tests for that Subject Lease as a result of missing or incomplete review materials. The asset representations reviewer will not be responsible for determining whether noncompliance with the representations and warranties constitutes a breach of the Eligibility Representations with respect to any Subject Lease. If the asset representations reviewer determines that there was a “test fail” for a Subject Lease, the sponsor will investigate whether the noncompliance of the Subject Lease with an Eligibility Representation materially and adversely affects the interests of the issuing entity or the noteholders in the Subject Lease such that the sponsor would be required to reallocate such lease and related leased vehicle. In conducting this investigation, the sponsor will refer to the information available to it, including the asset representations reviewer’s report.

Requests to Reallocate and Dispute Resolution

An investor wishing to direct the indenture trustee to request a reallocation from the Transaction SUBI to the UTI or an Other SUBI or to refer a reallocation dispute to mediation (including nonbinding arbitration) or arbitration may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation or the requested method of dispute resolution, as applicable. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. If the depositor, the issuing entity, the owner trustee (in its discretion or at the direction of a certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) (each, a “requesting party”) requests that the sponsor reallocate any lease and related leased vehicle due to a breach of an Eligibility Representation as described under “—Representations and Warranties” in this prospectus and the reallocation request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the sponsor, the requesting party may refer the matter, at its discretion, to either mediation (including nonbinding arbitration) or arbitration; provided, however, (i) if the indenture trustee declines to act in accordance with this paragraph at the direction of an investor due to the failure of such investor to offer the indenture trustee security or indemnity reasonably satisfactory to the indenture trustee against the reasonable costs, expenses, disbursement, advances and liabilities that might be incurred by it, its agents and its counsel in connection with such act, such investor will be deemed to be a “requesting party” or (ii) if the owner trustee declines to act in accordance with this paragraph at the direction of a certificateholder due to the failure of such certificateholder to offer the owner trustee security or indemnity reasonably satisfactory to the owner trustee against the reasonable costs, expenses, disbursement, advances and liabilities that might be incurred by it, its agents and its counsel in connection with such act, such certificateholder will be deemed to be a “requesting party.”

If both the owner trustee (on behalf of one or more certificateholders) and the indenture trustee (on behalf of one or more Note Owners or noteholders) are requesting parties, then the indenture trustee as requesting party will have the right to make the selection of mediation (including nonbinding arbitration) or arbitration. If more than one Note Owner or noteholder has directed the indenture trustee in connection with a request to pursue dispute resolution, then the indenture trustee will act at the direction of the Note Owners or noteholders, as applicable, holding a majority of the outstanding aggregate principal amount of the notes held by such directing Note Owners or noteholders. If more than one certificateholder has directed the owner trustee in connection with a request to pursue dispute resolution, then the owner trustee will act at the direction of the certificateholders holding the majority of the voting interests of such directing certificateholders. An investor need not direct an Asset Review to be performed prior to submitting a reallocation request with respect to any lease or using the dispute resolution proceedings with respect to that lease. The failure of the investors to direct an Asset Review will not affect whether any investor can pursue dispute resolution. In addition, whether any individual investor voted affirmatively, negatively or abstained in the vote to cause an Asset Review will not affect whether that investor can use the dispute resolution proceeding. An investor also will be entitled to refer to dispute resolution a dispute related to any leases, including any lease that the asset representations reviewer did not review, any lease that the asset representations reviewer reviewed and found to have failed a test and any lease that the asset representations reviewer reviewed and determined that no tests were failed.

The sponsor will inform the requesting party in writing upon a determination by the sponsor that a lease subject to a demand to reallocate will be reallocated and the monthly distribution report filed by the depositor on Form 10-D for the Collection Period in which such leases and related leased vehicles were reallocated will include disclosure of such reallocation. A failure of the sponsor to inform the requesting party that a lease subject to a demand will be reallocated within 180 days of the receipt of notice of the request will be deemed to be a determination by the sponsor that no reallocation of that lease and related leased vehicle due to a breach of an Eligibility Representation is required. The monthly distribution report filed by the depositor on Form 10-D for the Collection Period in which a reallocation demand is made and for each subsequent Collection Period until such reallocation demand is resolved or the related lease and related leased vehicle is reallocated, will include disclosure regarding the date of the reallocation demand as well as the status of such reallocation demand for each applicable lease. Additionally, PFS will make Form ABS-15G filings disclosing the status of reallocation demands on a periodic basis as required by applicable law.

Although the indenture trustee and the owner trustee may request that the sponsor reallocate a lease and related leased vehicle due to a breach of an Eligibility Representation, nothing in the transaction documents requires the indenture trustee or owner trustee to exercise this discretion, the transaction documents do not provide any requirements regarding what factors the indenture trustee or owner trustee, as applicable, should consider when determining whether to exercise its discretion to request a reallocation of a Unit from the Transaction SUBI to the UTI or an Other SUBI and neither the indenture trustee nor the owner trustee intends to exercise such discretion. Consequently, it is likely that the requesting party will be the indenture trustee or owner trustee acting at the direction of an investor. If the requesting party is the indenture trustee or owner trustee acting at the direction of an investor, then the indenture trustee or owner trustee, as requesting party, will continue to act at the direction of the investor in making all decisions related to a mediation or arbitration, as applicable.

If a Subject Lease that was reviewed by the asset representations reviewer during an Asset Review is the subject of a dispute resolution proceeding, the asset representations reviewer will participate in the dispute resolution proceeding on request of a party to the proceeding. The reasonable out-of-pocket expenses and reasonable compensation of the asset representations reviewer for its participation in any dispute resolution proceeding will be considered expenses of the requesting party for the dispute resolution and will be paid by a party to the dispute resolution as determined by the arbitrator for the dispute resolution or as allocated as mutually agreed by the parties as part of a mediation, if such dispute resolution is an arbitration or mediation, respectively.

If the requesting party selects mediation (including nonbinding arbitration), the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA). The arbitrator will be appointed from a list of neutrals maintained by the AAA. The arbitrator will make its final determination no later than 90 days after the appointment (or as soon as practicable thereafter). In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion. No person may bring a putative or certified class action to arbitration.

Any mediation and arbitration described above will be held in New York, New York (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the indenture. The requesting party will provide notice of its intention to refer the matter to mediation or arbitration, as applicable, to the seller, with a copy to PFS, the depositor, the issuing entity, the owner trustee and the indenture trustee. Upon receipt of the notice of intent to refer the matter to mediation or arbitration, PFS, the depositor, the issuing entity, the owner trustee (acting at the direction of a certificateholder) and the indenture trustee (acting at the direction of a noteholder or Note Owner) will advise the requesting party and the seller of an intent to join in the mediation or arbitration, which will result in their being joined as a requesting party in the proceeding.

A requesting party may not initiate a mediation or arbitration as described above with respect to a lease that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right, subject to a determination by the parties to the existing mediation or arbitration that such joinder would not prejudice the rights of the participants to such existing mediation or arbitration or unduly delay such proceeding, to join an existing mediation or arbitration with respect to that lease if the mediation or arbitration has not yet concluded. In the case of any such joinder, if the initial requesting party is the indenture trustee (on behalf of one or more Note Owners or noteholders), any decisions related to the mediation or arbitration will be made by the indenture trustee at the written direction of the requesting party holding a majority of the note balance of all of the notes held by such directing noteholders and/or Note Owners. If the initial requesting party is the owner trustee (on behalf of one or more certificateholders), any decisions related to the mediation or arbitration will be made by the owner trustee at the written direction of the certificateholders holding the majority of the voting interests of the directing certificateholders.

Administration Agreement

PFS will be the administrator under the administration agreement. The administrator will perform all of its duties as administrator under the administration agreement, the indenture, the trust agreement and other related agreements as well as certain duties and obligations of the issuing entity and the owner trustee under those agreements. However, except as otherwise provided in those agreements, the administrator will have no obligation to make any payment required to be made by the issuing entity under the agreements. The administrator will monitor the performance of the issuing entity and the owner trustee (in its capacity as owner trustee under the trust agreement) and will advise those parties when action is necessary to comply with their duties and obligations under the administration agreement, the indenture, the trust agreement and other related agreements. In furtherance of the foregoing, the administrator will take all appropriate action that is the duty of the issuing entity and the owner trustee to take pursuant to those agreements.

As compensation for the performance of the administrator’s obligations under the administration agreement and as reimbursement for its expenses related thereto, the administrator will be entitled to receive $[___] annually, which will be solely an obligation of the servicer.

Amendment Provisions

The transaction documents (other than the indenture) generally may be amended by the parties thereto without the consent of any noteholder, the indenture trustee, the issuing entity, the owner trustee or any other person, in each case if one of the following requirements is met by the depositor, servicer or administrator as applicable:

(i)  an opinion of counsel to the effect that such amendment will not materially and adversely affect the interests of the noteholders has been delivered to the indenture trustee;

(ii)  an officer’s certificate to the effect that such amendment will not materially and adversely affect the interests of the noteholders has been delivered to the indenture trustee; or

(iii)  the Rating Agency Condition is satisfied with respect to such amendment and the indenture trustee is so notified in writing.

Any amendment to the transaction documents also may be made by the parties thereto with the consent of the noteholders holding not less than a majority of the aggregate outstanding principal amount of the outstanding notes; provided, that no amendment to the SUBI sale agreement may (i) reduce the interest rate or principal amount of any note or change or delay the final scheduled payment date of any note without the consent of the applicable noteholder or (ii) reduce the percentage of the aggregate outstanding principal amount of the notes, the holders of which are required to consent to any matter without the consent of the holders of at least the percentage of the aggregate outstanding principal amount of the notes which were required to consent to such matter before giving effect to such amendment. The transaction documents may also be amended without the consent of the noteholders for the purpose of conforming the terms of the transaction documents to the description of such terms in this prospectus or, to the extent not contrary to this prospectus, to the description thereof in an offering memorandum with respect to any class of notes not offered by this prospectus or the certificates.

Notwithstanding anything under this heading or in any other transaction document to the contrary, the SUBI sale agreement may be amended by the depositor and the seller without the consent of the servicer, the indenture trustee, the issuing entity, the owner trustee, any noteholder or any other person and without satisfying any other amendment provisions of the SUBI sale agreement or any other transaction document solely in connection with any SOFR Adjustment Conforming Changes or, following the determination of a Benchmark Replacement, any Benchmark Replacement Conforming Changes to be made by the administrator; provided, that the issuing entity has delivered notice of such amendment to the Hired Agencies on or prior to the date such amendment is executed; provided, further, that any such SOFR Adjustment Conforming Changes or any such Benchmark Replacement Conforming Changes will not affect the owner trustee’s and indenture trustee’s rights, indemnities or obligations without the owner trustee’s or indenture trustee’s consent, respectively. For the avoidance of doubt, any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes in any amendment to the SUBI sale agreement may be retroactive (including retroactive to the Benchmark Replacement Date) and the SUBI sale agreement may be amended more than once in connection with any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes.

No amendment to the transaction documents (excluding the indenture) will be effective which affects the rights, protections, immunities, indemnities or duties of the indenture trustee or the owner trustee, as applicable, without the prior written consent of the indenture trustee or the owner trustee, respectively.

The Accounts

The issuing entity will have the following bank accounts, which will initially be established and maintained at and in the name of the indenture trustee on behalf of the noteholders:

•	the collection account;

•	the principal distribution account; and

•	the reserve account [and a risk retention reserve account].

Amounts on deposit in the collection account, the principal distribution account and the reserve account may be invested by the indenture trustee at the direction of the servicer in one or more permitted investments as set forth in the indenture; provided that, funds deposited within two Business Days of a payment date may remain uninvested. Permitted investments are limited to obligations or securities that mature so that funds will be available on the next payment date. As additional compensation, the servicer will be entitled to retain or receive all investment earnings (net of investment losses and expenses) from the investment of amounts on deposit in the collection account, the principal distribution account and the reserve account, if any, as described below under “—Servicing Compensation and Expenses”.

The accounts will be maintained with the account bank so long as it is an eligible institution as set forth in the transaction documents. If the account bank ceases to be an eligible institution, then the servicer will be required, with the assistance of the account bank as may be necessary, to cause each account to be moved to an eligible institution.

Collection Account

If the monthly remittance condition described below is not satisfied, PFS as servicer will be required to deposit an amount equal to all Collections into the collection account within two Business Days after identification. However, if the monthly remittance condition is satisfied, the servicer will not be required to remit Collections it receives with respect to the Transaction SUBI during a Collection Period to the collection account until the Business Day immediately preceding each payment date.

The “monthly remittance condition” will be satisfied if (i) PFS is the servicer, (ii) no servicer replacement event has occurred and is continuing and (iii) PFS has (x) a [short-term][long-term] debt rating of at least “[__]” from [__] and (y) a [short-term][long-term] rating of at least “[__]” from[__]. The servicer may also remit Collections to the collection account on any other alternate remittance schedule (but not later than the related payment date) if the Rating Agency Condition is satisfied with respect to such alternate remittance schedule. Pending deposit into the collection account, Collections may be commingled and used by the servicer at its own risk and are not required to be segregated from its own funds.

Principal Distribution Account

On each payment date, payments will be made from the collection account to the principal distribution account as set forth in “—Priority of Payments” below and the indenture trustee will make payments from amounts deposited in the principal distribution account on that payment date in the order of priority set forth above under “The Notes—Payments of Principal.”

Reserve Account

To the extent that Collections and amounts on deposit in the reserve account are insufficient, the noteholders will have no recourse to the assets of the certificateholder, the depositor, the seller or servicer as a source of payment.

The reserve account initially will be funded by a deposit from proceeds of the offering of the notes on the closing date in an amount equal to not less than [__]% of the aggregate Securitization Value as of the cut-off date.

As of any payment date, the amount of funds actually on deposit in the reserve account may, in certain circumstances, be less than the Specified Reserve Account Balance. On each payment date, the issuing entity will, to the extent available, deposit the amount, if any, necessary to cause the amount of funds on deposit in the reserve account to equal the Specified Reserve Account Balance to the extent set forth below under “—Priority of Payments.”

The amount of funds on deposit in the reserve account may decrease on each payment date by withdrawals of funds to cover shortfalls in the amounts required to be distributed pursuant to clauses first through [seventh] under “—Priority of Payments” below.

If the amount of funds on deposit in the reserve account on any payment date, after giving effect to all deposits and withdrawals from the reserve account on that payment date, is greater than the Specified Reserve Account Balance for that payment date, then the indenture trustee will deposit the amount of the excess into the collection account and the excess will then be distributed as part of Available Funds for that payment date as specified under “—Priority of Payments” below.

In addition, on any payment date if the sum of the amount in the reserve account and the amount of remaining Available Funds after payment of the amounts set forth in clauses first through [seventh] under “—Priority of Payments” (without regard to any caps set forth therein) would be sufficient to pay in full the aggregate unpaid principal amount of all of the outstanding notes, then the indenture trustee will, if instructed by the servicer, withdraw all amounts from the reserve account and deposit such amounts into the principal distribution account for distribution as part of Available Funds for that payment date.

[Advances

On each payment date, the servicer may elect to deposit into the collection account an advance in an amount equal to all or a portion of the aggregate scheduled monthly lease payments due on Included Units but not identified (or not identified in full) during and prior to the related Collection Period (a “monthly payment advance”). Additionally, the servicer may elect to deposit into the collection account on the related Payment Date, (1) an advance with respect to a leased vehicle at any time after the early termination of the related lease, an amount equal to the related Securitization Value immediately prior to such early termination, and (2) an advance with respect to a leased vehicle at any time after the scheduled expiration of the related lease in an amount equal to the related Base Residual Value (each, a “sales proceeds advance”). If as of the close of business on the last day of a Collection Period, a lessee is entitled to a rebate of an insurance policy or other ancillary product, then the servicer may elect to advance to the lessee an amount equal to such rebate to the extent the servicer expects to recover the amount of the rebate from the insurer, the seller of the ancillary product or another person (each, a “rebate advance”). Advances relating to rebates can be delivered to lessees and reported in the monthly servicer’s certificate in any manner the servicer selects in its discretion. An “advance” means a monthly payment advance, a sale proceeds advance or a rebate advance, as the context may require.

In addition, the servicer will not make an advance unless it reasonably believes, in its sole discretion, that such advance is likely to be recoverable from subsequent Collections or Recoveries on the leases or related leased vehicles. No advances will be made with respect to Defaulted Units. Advances are designed to maintain a regular flow of payments on the Included Units and increase the likelihood of timely payment of amounts due on the notes by providing additional amounts to be available for distributions although such advances must be reimbursed and are not a guarantee or insurance against losses. The servicer will be reimbursed for any advance from Available Funds prior to any payments of interest on or principal of the notes.]

Priority of Payments

On each payment date, except after acceleration of the notes after an event of default under the indenture, the indenture trustee will make, or cause to be made, the following deposits and distributions (based solely on and in accordance with the servicer’s instructions), to the extent of Available Funds then on deposit in the collection account with respect to the Collection Period for such payment date – including the Reserve Account Draw Amount, if any, deposited into the collection account from the reserve account, in the following order of priority (which we sometimes refer to as the “payment waterfall”):

(1)  first, to the servicer (or any predecessor servicer, if applicable), for reimbursement of all outstanding advances, if any[, provided that available funds from the risk retention reserve account will not be used for this purpose as long as the servicer is PFS or an affiliate of PFS];

(2)  second, to the servicer, the servicing fee, together with any unpaid servicing fees in respect of one or more prior Collection Periods, [provided that available funds from the risk retention reserve account will not be used for this purpose as long as the servicer is PFS or an affiliate of PFS] and any investment earnings (net of investment losses and expenses);

(3)  third, pro rata, to the indenture trustee, the owner trustee, the asset representations reviewer and the origination trustee, any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior Collection Periods) due and payable under the transaction documents; provided, that such accrued and unpaid fees, expenses and indemnification amounts payable (A) to the indenture trustee pursuant to this clause third may not exceed, in the aggregate, $[__] per annum, (B) to the owner trustee pursuant to this clause third may not exceed, in the aggregate, $[__] per annum, (C) to the origination trustee pursuant to this clause third may not exceed, in the aggregate, $[__] per annum and (D) to the asset representations reviewer pursuant to this clause third may not exceed, in the aggregate, $[__] per annum; provided further that if the accrued and unpaid fees, expenses and indemnification amounts payable to any of the indenture trustee, the owner trustee, the asset representations reviewer or the origination trustee exceeds such cap, such trustee will receive any unused amount of the other trustees’ cap up to an amount not to exceed, in the aggregate, $[__] per annum on the payment date occurring in December of each calendar year;

(4)  [fourth,] pro rata, to the [Class A] noteholders, the accrued [Class A] note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related Interest Period on each class of the [Class A] notes at their respective interest rates on the respective Note Balances as of the immediately preceding payment date (or the closing date, in the case of the first Interest Period), after giving effect to all payments of principal to the [Class A] noteholders on or prior to such preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the [Class A] noteholders on such preceding payment date over the amounts actually paid to the [Class A] noteholders on the immediately preceding payment date, plus interest on any such shortfall at the respective interest rates of each class of the [Class A] notes for the related Interest Period (to the extent permitted by law); provided, that if there are not sufficient funds available to pay the entire amount of the accrued Class A note interest, the amounts available will be applied to the payment of such interest on the Class A notes on a pro rata basis based on the amount of interest payable to each class of Class A notes;

(5)  fifth, to the principal distribution account for distribution pursuant to the first paragraph of “The Notes—Payments of Principal” above, [the First Allocation of Principal][the Principal Distribution Amount], if any;

[(6)  sixth, [to the noteholders of the Class B notes, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on or prior to such preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on the preceding payment date over the amounts in respect of interest actually paid to the Class B noteholders on the preceding payment date, plus interest on any such shortfall at the Class B interest rate (to the extent permitted by law);]

[(7)  seventh, to the principal distribution account pursuant to the first paragraph of “The Notes—Payments of Principal” above, [the Second Allocation of Principal, if any;]

(8)  eighth, to the reserve account, any additional amounts required to increase the amount on deposit in the reserve account up to the Specified Reserve Account Balance;

[(9)  ninth, to the noteholders pursuant to the first paragraph of “The Notes—Payments of Principal” above, the Regular Allocation of Principal, if any;]

(10)  tenth, pro rata, to the owner trustee, the indenture trustee and the origination trustee, accrued and unpaid fees, expenses and indemnification amounts due and payable under the transaction documents which have not been previously paid pursuant to clause third due solely to the per annum limitation set forth therein; and

(11)  eleventh, any remaining funds will be distributed to or at the direction of the certificateholder.

Upon and after any distribution to the certificateholder of any amounts, the noteholders will not have any rights in, or claims to, those amounts. On each payment date, after all deposits and distributions of higher priority as described above, the certificateholder will be entitled to any funds remaining on that payment date.

If the sum of the amounts required to be distributed pursuant to clauses first through [seventh] above exceeds the sum of Available Funds for that payment date, the indenture trustee (based solely on and in accordance with the servicer’s instructions) will withdraw from the reserve account and deposit in the collection account for distribution in accordance with the payment waterfall an amount equal to the lesser of the funds on deposit in the reserve account and the amount of such shortfall.

Overcollateralization

Overcollateralization represents the amount by which the aggregate Securitization Value exceeds the aggregate outstanding principal amount of the notes. Overcollateralization means that there will be additional assets generating collections that will be available to cover credit losses on the Included Units that are not otherwise covered by excess collections on or in respect of the Included Units, if any. The initial amount of overcollateralization on the closing date will be approximately [___]% of the aggregate Securitization Value as of the cut-off date and is expected to build to an overcollateralization amount on each payment date equal to [___]% of the aggregate Securitization Value as of the cut-off date (the “overcollateralization amount”).

[Excess Spread

The aggregate interest component of the lease payments that is expected to be paid by the lessees in respect of the leases allocated to the Transaction SUBI is expected to be greater than the amount necessary to pay the sum of the amounts payable under the priority of payments with higher priority than principal. Any such excess amounts will serve as additional credit enhancement. Any excess spread will be applied on each payment date, as a component of Available Funds, as described under “ —Priority of Payments” above to increase over time the amount of overcollateralization as of any payment date to the overcollateralization amount.]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

Optional Redemption

The depositor will have the right, at its option, to purchase the Transaction SUBI Certificate from the issuing entity on any payment date if the then-outstanding aggregate Note Balance, either before or after giving effect to any payment of principal required to be made on that payment date, is less than or equal to [5][10]% of the initial Note Balance. The exercise of that option by the depositor is referred to in this prospectus as the “optional purchase”.

The purchase price for the Transaction SUBI Certificate shall equal the greater of (a) the Note Balance plus accrued and unpaid interest up to but not including the date of redemption and (b) the aggregate Securitization Value of the Included Units as of the last day of the Collection Period immediately preceding the redemption date (the optional purchase price”). The depositor will also pay any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior Collection Periods) due and payable to the indenture trustee, the owner trustee and the origination trustee, as applicable, under the transaction documents (without regard to any caps set forth therein). In connection with an optional purchase, the notes will be redeemed on such payment date in whole, but not in part, for the redemption price. The “redemption price” for the notes being redeemed will equal the Note Balance of the notes, plus accrued and unpaid interest on the notes at the applicable interest rates, to but not including the payment date fixed for redemption. No interest will accrue on the notes after the payment date fixed for redemption. It is expected that at the time this option becomes available to the depositor, only the Class [__] notes will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts on deposit in the reserve account and remaining Available Funds after the payments under clauses first through [seventh] set forth in “—Priority of Payments” above (without regard to any caps set forth therein) would be sufficient to pay in full the aggregate unpaid Note Balance of all of the outstanding notes as determined by the servicer. On such payment date, (i) the indenture trustee upon written direction from the servicer will transfer all amounts on deposit in the reserve account to the collection account and (ii) the outstanding notes will be redeemed in whole, but not in part.

The administrator will provide at least 10 days’ prior notice of the redemption of the notes to the issuing entity, the owner trustee and the indenture trustee. Notice of redemption under the indenture will be given by the indenture trustee at the written direction and expense of the issuing entity not later than 5 days prior to the applicable redemption date to each registered holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

Fees and Expenses

The fees and expenses paid or payable from Available Funds are set forth in the table below. Those fees and expenses are paid on each payment date as described above under “—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default”.

Recipient	Fees and Expenses Payable*
Servicer	The servicing fee and investment earnings as described below under “—Servicing Compensation and Expenses”
Indenture Trustee	$[•] per annum plus expenses**
Owner Trustee	$[•] per annum plus expenses**
Origination Trustee	$[•] per annum plus expenses**
Asset Representations Reviewer	$[•] per annum [plus expenses] and, in connection with an Asset Review, $[•] per lease reviewed as described above under “—Asset Representations Review —Fees and Expenses for Asset Review”***

*	The fees and expenses described above do not change upon an event of default although actual expenses incurred may be higher after an event of default.
**

The issuing entity has the primary obligation to pay the fees and expenses of the indenture trustee, the owner trustee and the origination trustee, and to the extent not satisfied by the issuing entity, the servicer will have the obligation to pay such fees and expenses.

***	[The sponsor has the primary obligation to pay the fees and expenses of the asset representations reviewer.]

Indemnification of the Indenture Trustee and the Owner Trustee

Under the indenture, the indenture trustee will be indemnified for, and held harmless against, any and all loss, liability, claim, action, suit or expense (including reasonable attorneys’ fees and including all loss, liability, claim, action, suit or expense incurred in connection with enforcement of its indemnification rights) incurred by it in connection with the administration of the transaction documents or the trust created thereby or the performance of its duties as indenture trustee, including, with certain limitations, the costs and expenses of defending itself against any claim in connection with the exercise or performance of any of its powers or duties under the indenture. Such amounts will be payable by the issuing entity from Available Funds as described above under “—Priority of Payments” and as described below under “The Indenture—Priority of Payments May Change Upon an Event of Default” and, to the extent not satisfied by the issuing entity, by the servicer. However, the indenture trustee will not be indemnified from and against any of the foregoing expenses arising or resulting from (i) the indenture trustee’s own willful misconduct, negligence or bad faith, (ii) the inaccuracy of certain of the indenture trustee’s representations and warranties, or (iii) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the indenture trustee.

Under the trust agreement, the owner trustee will be indemnified from and against any and all loss, liability, damage, expense, tax, penalty, claim, action, suit, arbitration, mediation, proceeding, cost, expense or disbursement and legal fees and expenses (including court costs and reasonable legal fees and expenses in connection with the enforcement of the indemnification rights under the trust agreement) of any kind and nature whatsoever which may at any time be imposed on, incurred by or asserted against the owner trustee in any way relating to or arising out of the trust agreement, the other transaction documents, the issuing entity property, the creation, operation, administration and termination of the issuing entity or the transactions contemplated by the trust agreement, the issuance of the notes and certificates, the application of any law, rule or regulation to the issuing entity, its assets or its beneficiaries, the acts or omissions of the issuing entity, servicer, administrator, depositor or any other agent of the issuing entity, or the action or inaction of the owner trustee. Such amounts will be payable by the issuing entity from Available Funds as described above under “—Priority of Payments” and as described below under “The Indenture—Priority of Payments May Change Upon an Event of Default” and, to the extent not satisfied by the issuing entity, by the servicer. However, the owner trustee will not be indemnified from and against (i) any of the foregoing expenses if determined by final order of a court of competent jurisdiction arising or resulting from (A) the owner trustee’s own willful misconduct or gross negligence under the trust agreement or (B) the inaccuracy of certain of the owner trustee’s representations and warranties, or (ii) income taxes or other charges on, based on or measured by, any fees, commissions or compensation received by the owner trustee, in its individual capacity.

For a description of the indemnification of the origination trustee, see “The Origination Trust Agreement and the Transaction SUBI Supplement—Indemnity of Origination Trustee” in this prospectus.

Servicing Compensation and Expenses

The servicer will be entitled to compensation for the performance of its servicing and administrative obligations with respect to the Included Units under the Transaction SUBI servicing supplement. The servicer will be entitled to receive a servicing fee in respect of the Included Units equal to, for each Collection Period, the product of (1) [ ]%, (2) one-twelfth [(or, in the case of the first payment date, a fraction, the numerator of which is the number of days from but not including the cut-off date to and including the last day of the first Collection Period and the denominator of which is 360)] and (3) the aggregate Securitization Value of all Included Units as of the first day of that Collection Period (or in the case of the first payment date, as of the cut-off date) (the “servicing fee”). The servicing fee will be payable on each payment date.

As additional compensation, the servicer will be entitled to retain any Supplemental Servicing Fees. In addition, the servicer will be entitled to receive all investment earnings (net of investment losses and expenses) from the investment of funds on deposit in the collection account, the reserve account and the principal distribution account, if any. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates and any investment earnings (net of investment losses and expenses), will be payable on each payment date from funds on deposit in the collection account with respect to the Collection Period preceding that payment date, including funds, if any, deposited into the collection account from the reserve account and any advances made by the servicer.

The servicer will pay all expenses incurred by it in connection with its servicing activities (including any fees and expenses of sub-servicers to whom it has delegated servicing responsibilities) and generally will not be entitled to reimbursement of those expenses. The servicer will have no responsibility, however, to pay any losses with respect to any origination trust assets or any losses in connection with the investment of funds on deposit in the collection account, the reserve account and the principal distribution account.

The Servicing Agreement

Under the servicing agreement, the servicer will manage the origination trust as agent for, and subject to the supervision, direction and control of, the origination trust. The obligations of the servicer include, among other things, acquiring vehicles and originating leases on behalf of the origination trust, collecting and posting payments, responding to inquiries of lessees, investigating delinquencies, sending payment statements and reporting required tax information (if any) to lessees, disposing of returned vehicles, commencing legal proceedings to enforce leases and servicing the leases, including accounting for collections and generating federal income tax information. In this regard, the servicer will make reasonable efforts to collect all amounts due on or in respect of the leases and the related leased vehicles. The servicer will be obligated to service the leases in accordance with the customary practices of the servicer with respect to the vehicles and leases held by the origination trust, without regard to whether those vehicles and leases have been allocated into a SUBI portfolio, as those practices may be changed from time to time (the “customary servicing practices”), using the same degree of skill and attention that the servicer exercises with respect to all comparable automotive leases that it services for itself or others.

As holder and pledgee of the Transaction SUBI Certificate, the issuing entity and the indenture trustee, respectively, will be third-party beneficiaries of the Transaction SUBI servicing supplement.

The servicing agreement will require the servicer to apply for and maintain all licenses and make all filings required to be held or filed by the origination trust in connection with the ownership of leases and leased vehicles and to take all necessary steps to evidence the origination trust’s ownership on the certificates of title to the leased vehicles.

The servicer will be responsible for filing all periodic sales and use tax or property tax reports, periodic renewals of licenses and permits, periodic renewals of qualifications to act as a statutory trust and a business trust and other governmental filings, registrations or approvals arising with respect to or required of the origination trust.

Custody of Lease Documents and Certificates of Title

To reduce administrative costs and facilitate servicing of the leases and PFS’ and the seller’s own portfolio of leases, the origination trust has appointed the servicer as its agent and bailee of the leases, the certificates of title relating to the leased vehicles and any other related items that from time to time come into possession of the servicer. Such documents will not be physically segregated from other leases, certificates of title or other documents related to other leases and vehicles owned or serviced by the servicer, including leases and vehicles which are assets allocated to the UTI or Other SUBI assets. The servicer may delegate specific custodian duties to sub-contractors who are in the business of performing those duties. For example, the servicer has hired a third-party to hold original certificates of title for vehicles that it services. The accounting records and certain computer systems of PFS will reflect the allocation of the leases and leased vehicles to the Transaction SUBI and the interest of the holders of the Transaction SUBI Certificate in those leases and leased vehicles.

Sale and Disposition of Leased Vehicles

Under the servicing agreement and in accordance with the customary servicing practices, the servicer on behalf of the issuing entity will use commercially reasonable efforts to enforce the provisions of the leases and to repossess or otherwise take possession of the leased vehicle related to any lease that may have terminated or expired or that the servicer may have determined (in accordance with its customary servicing practices) to be in default. See “Origination and Servicing Procedures—Collection and Repossession Procedures” and “Additional Legal Aspects of the Leases and the Leased Vehicles—Deficiency Judgments” in this prospectus.

Insurance on Leased Vehicles

Each lease will require the related lessee to maintain in full force and effect during the related lease term a comprehensive collision and physical damage insurance policy covering the actual cash value of the related leased vehicle and naming the origination trust as loss payee. However, the servicer is not required to monitor whether the lessees have insurance, and the servicer will have no liability in the event any lessee fails to acquire that insurance.

Servicer Records, Determinations and Reports

The servicer will retain or cause to be retained all computer and/or manual records with respect to the related Included Units and the collections relating to each Included Unit in accordance with its customary servicing practices with respect to similar types of leases and leased vehicles. Upon the occurrence and continuance of a servicer default and termination of the servicer’s obligations under the Transaction SUBI servicing supplement, the servicer will use commercially reasonable efforts to effect the orderly and efficient transfer of the servicing of the related Included Units to a successor servicer.

The servicer will perform some monitoring and reporting functions on behalf of the depositor, the issuing entity and the noteholders, including the preparation and delivery to the issuing entity, the indenture trustee and each paying agent, on or before each determination date prior to the satisfaction and discharge of the indenture, of a certificate setting forth all information necessary to make all distributions required on the related payment date, and to prepare statements setting forth the information described in this prospectus under “The Notes—Statements to Noteholders.”

Security Deposits

The servicer may, but is not required to, obtain a security deposit from a lessee. The origination trust’s rights related to the Included Units will include all rights under the leases to any refundable security deposits which may be paid by the lessees at the time the leases are originated. As part of its general servicing obligations, the servicer will retain possession of each security deposit, if any, remitted by the lessees and will apply the proceeds of these security deposits in accordance with the terms of the leases, its customary servicing practices and applicable law, including applying a security deposit in respect of any related lessee’s default or failure to pay all amounts required to be paid under the related lease or resulting from excess mileage or unreasonable wear to the related leased vehicle. However, in the event that any lease becomes a Charged-off Lease or, if earlier, the related leased vehicle is repossessed, the related security deposit, if any, will, to the extent provided by applicable law and that lease, constitute Collections. On the payment date related to the Collection Period in which the security deposit becomes a part of Collections, the servicer will deposit those amounts in the collection account. The origination trust may not have an interest in the security deposits that is enforceable against third parties until they are deposited into the collection account. If the lessee has paid a security deposit, such security deposit, after deduction for amounts applied towards the payment of any amount resulting from the related lessee’s default or failure to pay any amounts required to be paid under that lease or damage to the related leased vehicle, will be returned to the related lessee by the servicer; provided, however, that the servicer may retain a security deposit (including any interest thereon) until the related lessee has repaid all other charges owed under that lease. Unless required by applicable law, the servicer will not be required to segregate any security deposits from its own funds. Any income earned from any investment on the security deposits by the servicer will be for the account of the servicer as additional servicing compensation (to the extent permitted by law and the applicable lease, and to the extent investment earnings are not required to be paid to the applicable lessee).

Servicer Replacement Events

The occurrence and continuation of any one or more of the following events constitute “servicer replacement events” under the Transaction SUBI servicing supplement:

•

any failure by the servicer to deliver or cause to be delivered any required payment to the indenture trustee for distribution to the noteholders, which failure continues unremedied for [ten (10) Business Days] after discovery thereof by a responsible officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing a majority of the aggregate outstanding principal amount of the notes;

•

any failure by the servicer to duly observe or perform in any material respect any other of its covenants or agreements in the base servicing agreement and the Transaction SUBI servicing supplement, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which continues unremedied for a period of ninety (90) days after discovery thereof by a responsible officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the notes (it being understood that the reallocation of an Included Unit by the seller pursuant to the SUBI sale agreement or the servicer pursuant to the Transaction SUBI servicing supplement will be deemed to remedy any incorrect representation or warranty with respect to such Included Unit);

•

any representation or warranty of the servicer made in any transaction document to which the servicer is a party or by which it is bound or any certificate delivered pursuant to the base servicing agreement or the Transaction SUBI servicing supplement proves to have been incorrect in any material respect when made, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which failure continues unremedied for a period of ninety (90) days after discovery thereof by a responsible officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the notes (it being understood that the reallocation of an Included Unit by the seller pursuant to the SUBI sale agreement or the servicer pursuant to the Transaction SUBI servicing supplement will be deemed to remedy any incorrect representation or warranty with respect to such Included Unit); or

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the servicer.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first three bullet points above for a period of 120 days will not constitute a servicer replacement event if that delay or failure was caused by force majeure or other similar occurrence.

In addition, the servicer will not be liable for any failure or delay in the performance of its obligations or the taking of any action under the Transaction SUBI supplement or under any other transaction document (and such failure or delay will not constitute a breach of any transaction document or a servicer replacement event, as applicable) if such failure or delay arises from compliance by the servicer with any law or court order, the direction of a regulatory authority or regulatory guidance.

Upon the occurrence and continuation of any servicer replacement event, the sole remedy available to the holder of the Transaction SUBI Certificate will be to remove the servicer and appoint a successor servicer. However, if the commencement of a bankruptcy or similar case or proceeding were the only servicer replacement event, and a bankruptcy trustee or similar official has been appointed for the servicer, the origination trustee or such official may have the power to prevent the servicer’s removal. See “—Removal or Replacement of the Servicer” below.

The existence or occurrence of any “material instance of noncompliance” (within the meaning of Item 1122 of Regulation AB) will not create any presumption that any event under the first two bullet points above has occurred.

Removal or Replacement of the Servicer

If a servicer replacement event is unremedied, the origination trustee will, at the direction of the indenture trustee, acting at the direction of noteholders holding not less than 66 2⁄3% of the aggregate outstanding principal amount of the notes voting as a single class, by notice given to the servicer, the issuing entity, the indenture trustee and the administrator, terminate the rights and obligations of the servicer under the base servicing agreement and the Transaction SUBI servicing supplement with respect to the Transaction SUBI portfolio and the Included Units. [Any successor servicer must be an established institution having a net worth of not less than $[_____] and whose regular business includes the servicing of comparable motor vehicle lease contracts having an aggregate outstanding principal balance of not less than $[_____].]

The servicer may not resign from its obligations and duties under the servicing agreement unless it determines that its duties thereunder are no longer permissible by reason of a change in applicable legal requirements and that the continuance of those duties would cause the servicer to be in violation of those legal requirements in a manner that would have a material adverse effect on the servicer or its financial condition. No such resignation will become effective until a successor servicer has assumed the servicer’s obligations under the servicing agreement. The servicer may not assign the servicing agreement or any of its rights, powers, duties or obligations thereunder except in connection with a consolidation, merger, conveyance or transfer of substantially all of its assets. However, the servicer may delegate, at any time without notice or consent, (i) any or all of its duties under the servicing agreement to any person more than 50% of the voting securities of which are owned, directly or indirectly, by Porsche AG or any successor thereto so long as PFS is the servicer, or (ii) specific duties to sub-contractors who are in the business of performing those duties. However, the servicer will remain responsible for any duties it has delegated.

Upon the termination or resignation of the servicer, the servicer will continue to perform its functions as servicer, until a newly appointed servicer for the Transaction SUBI portfolio has assumed the responsibilities and obligations of the resigning or terminated servicer under the Transaction SUBI servicing supplement.

Upon appointment of a successor servicer, the successor servicer will be the successor in all respects to the servicer in its capacity as servicer under the servicing agreement with respect to the Transaction SUBI portfolio, and will be subject to all of the responsibilities, duties and liabilities relating thereto, except with respect to the obligations of the predecessor servicer that survive its termination as servicer. If a bankruptcy trustee or similar official has been appointed for the servicer, that trustee or official may have the power to prevent the indenture trustee, the owner trustee, the noteholders or the holder of the issuing entity’s certificate from effecting a transfer of servicing. [The predecessor servicer will have the right to be reimbursed for any outstanding advances made with respect to the Included Units to the extent funds are available therefor in accordance with the payment waterfall.]

In the event of a replacement of PFS as servicer, the issuing entity is required to cause the successor servicer to agree to indemnify PFS against any losses, liabilities, damages or expenses (including attorneys’ fees) as a result of the negligence or willful misconduct of such successor servicer occurring after the servicer replacement date.

Waiver of Past Servicer Replacement Events

The origination trustee, acting at the direction of the Indenture Trustee (acting at the direction of the holders of not less than 66 2⁄3% of the aggregate outstanding principal amount of the notes), may waive any default of the servicer.

Evidence as to Compliance

The servicing agreement provides that a registered public accounting firm (who may also render other services to the servicer or its affiliates) will annually furnish to the issuing entity, with a copy to the indenture trustee, an attestation report.

The Transaction SUBI servicing supplement will also provide for delivery on or before March 30 of each calendar year, beginning [____][•], 20[•], of an officer’s certificate stating that (i) a review of the servicer’s activities during the preceding calendar year and of performance under the servicing agreement has been made under the supervision of the officer, and (ii) to the best of the officer’s knowledge, based on the review, the servicer has fulfilled all its obligations under the servicing agreement in all material respects throughout the year, or, if there has been a failure to fulfill any of these obligations in any material respect, specifying each failure known to the officer and the nature and status of the failure.

In addition, except as described below, the servicer and each other party that participates in the servicing function with respect to more than 5% of the Units and other assets comprising the issuing entity will deliver annually to the issuing entity, a report (an “Assessment of Compliance”) that assesses compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (17 C.F.R. 229.1122) and that contains the following:

•	a statement of the party’s responsibility for assessing compliance with the servicing criteria applicable to it;

•	a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;

•

the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year, setting forth any material instance of noncompliance identified by the party; and

•

a statement that a registered public accounting firm has issued an Attestation Report on the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year.

Further, except as described below, each party which is required to deliver an Assessment of Compliance will also be required to simultaneously deliver a report (an “Attestation Report”) of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board, that expresses an opinion, or states that an opinion cannot be expressed, concerning the party’s assessment of compliance with the applicable servicing criteria.

An annual report on Form 10-K with respect to the issuing entity will be filed with the SEC within 90 days after the end of each fiscal year. The annual report will contain the statements, certificates and reports discussed above.

The servicer will also give the issuing entity and the indenture trustee notice of any servicer replacement event under the servicing agreement.

THE INDENTURE

The following summary describes the material terms of the indenture pursuant to which the notes will be issued. A form of indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. We refer you to the form of indenture for additional details on the terms of the indenture.

Material Covenants

The indenture provides that the issuing entity will not, among other things:

•

except as expressly permitted by the indenture and the other transaction documents, sell, transfer, exchange or otherwise dispose of any of the properties or assets of the issuing entity or engage in any other activities other than financing, acquiring, owning, pledging and managing the Transaction SUBI and other collateral;

•

claim any credit on or make any deduction from the principal and interest payable in respect of the notes (other than amounts withheld under the Internal Revenue Code of 1986, as amended (the “Code”), or applicable state law) or assert any claim against any present or former holder of the notes because of the payment of taxes levied or assessed upon any part of the issuing entity property;

•	dissolve or liquidate in whole or in part, except as otherwise permitted by the transaction documents;

•

permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any covenants or obligations with respect to the notes under that indenture except as may be expressly permitted thereby;

•

permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (except certain permitted encumbrances) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest therein or the proceeds thereof;

•	permit the lien of the indenture to not constitute a valid first priority security interest (except certain permitted encumbrances) in the collateral;

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the transaction documents; or

•	merge or consolidate with, or transfer substantially all of its assets to, any other person.

Noteholder Communication; List of Noteholders

Investors may send a request to the depositor at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the transaction documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. The depositor will disclose in each Form 10-D information regarding any request received during the related Collection Period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the transaction documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, which states that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the transaction documents and a description of the method other investors may use to contact the requesting investor. PFS and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

With respect to the notes of the issuing entity, three or more holders of the notes or one or more holders of such notes evidencing not less than 25% of the aggregate outstanding Note Balance of the notes, voting as a single class may, by written request to the indenture trustee accompanied by a copy of the communication that the applicant proposes to send, obtain access to the list of all current noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the indenture or under the notes.

Annual Compliance Statement

The issuing entity will be required to deliver annually to the indenture trustee and each Hired Agency a written officer’s statement as to the fulfillment of its obligations under the indenture which, among other things, will state that to the best of the officer’s knowledge, the issuing entity has complied in all material respects with all conditions and covenants under the indenture throughout that year, or, if there has been a default in the compliance of any condition or covenant, specifying each default known to that officer and the nature and status of that default.

Indenture Trustee’s Annual Report

If required by the Trust Indenture Act of 1939, as amended, the indenture trustee will be required to mail each year to all noteholders a brief report setting forth the following:

•	its eligibility and qualification to continue as indenture trustee under the indenture;

•	information regarding a conflicting interest of the indenture trustee;

•	any change to the amount, interest rate and maturity date of any indebtedness owing by the issuing entity to the indenture trustee in its individual capacity;

•	any change to the property and funds physically held by the indenture trustee in its capacity as indenture trustee;

•	any release, or release and substitution, of property subject to the lien of the indenture that has not been previously reported;

•	any additional issue of notes that has not been previously reported; and

•	any action taken by it that materially affects the notes or the trust property and that has not been previously reported.

Documents by Indenture Trustee to Noteholders

The indenture trustee, at the expense of the issuing entity, will deliver to each noteholder of a definitive note, not later than the latest date permitted by law, such information as may be required by law to enable such holder to prepare its United States federal and state income tax returns.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the collateral securing the related notes upon the delivery to the indenture trustee for cancellation of all the related notes or, subject to specified limitations, upon deposit with the indenture trustee of funds sufficient for the payment in full of principal of and accrued interest on notes.

Resignation or Removal of the Indenture Trustee

The indenture trustee may resign at any time upon 30 days’ written notice, in which event the issuing entity will be obligated to appoint a successor indenture trustee. The issuing entity will remove the indenture trustee if the indenture trustee ceases to be eligible to continue as such under the indenture or if the indenture trustee becomes insolvent or otherwise becomes incapable of acting. In such circumstances, the issuing entity will be obligated to appoint a successor indenture trustee. In addition, noteholders representing a majority of the aggregate outstanding principal amount of the outstanding notes may remove the indenture trustee with 30 days’ prior written notice by so notifying the indenture trustee and the issuing entity and may appoint a successor indenture trustee. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee does not become effective until acceptance of the appointment by the successor indenture trustee.

Events of Default

The occurrence and continuation of any one of the following events will constitute an “event of default” under the indenture:

•	default in the payment of any interest on any note [of the Controlling Class] when the same becomes due and payable, and such default continues for a period of [five (5) Business Days] or more;

•	default in the payment of principal of any note at the related final scheduled payment date or the redemption date;

•

any failure by the issuing entity to duly observe or perform in any material respect any of its material covenants or agreements in the indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere specifically dealt with), which failure materially and adversely affects the interests of the noteholders, and such failure continues unremedied for a period of ninety (90) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the outstanding notes;

•

any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for a period of ninety (90) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the outstanding notes; or

•

the occurrence of certain events (which, if involuntary, remain unstayed and in effect for a period of more than ninety (90) consecutive days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to in the first four bullet points above for a period of 120 days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

The indenture requires the issuing entity to give written notice of any event of default, its status and what action the issuing entity is taking or proposes to take to the indenture trustee and each Hired Agency.

The amount of principal required to be paid to noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal on a class of notes due to a lack of amounts available to make such payments will not result in the occurrence of an event of default until the final scheduled payment date or redemption date for that class of notes.

Rights Upon Event of Default

Upon the occurrence and continuation of any event of default (other than an event of default arising from a bankruptcy, insolvency, receivership or liquidation of the issuing entity), the indenture trustee may, or if directed by noteholders representing not less than a majority of the outstanding principal amount of the [outstanding notes][Controlling Class of notes], will, declare the principal of the notes to be immediately due and payable. Upon the occurrence of an event of default arising from a bankruptcy, insolvency, receivership or liquidation of the issuing entity, the notes will automatically be accelerated and all accrued and unpaid interest on and principal of the notes will be immediately due and payable without any declaration or other act by the indenture trustee or the noteholders.

If an event of default is unremedied and the notes have not been accelerated, the indenture trustee may institute proceedings to collect amounts due or foreclose on the issuing entity property, exercise remedies as a secured party or, if the notes have been accelerated, sell the Transaction SUBI Certificate and other issuing entity property. Upon the occurrence of an event of default resulting in acceleration of the notes, the indenture trustee may sell the Transaction SUBI and the other issuing entity property or may elect to have the issuing entity maintain possession of the Transaction SUBI and the other issuing entity property and apply Collections as received. However, the indenture trustee is prohibited from selling or liquidating the Transaction SUBI and the other issuing entity property following such an event of default and acceleration of the notes unless:

•	the depositor elects to exercise the optional purchase and purchases the Transaction SUBI Certificate;

•	the holders of 100% of the aggregate outstanding principal amount of the [outstanding notes][Controlling Class of notes] consent to such sale or liquidation;

•	the proceeds of that sale are sufficient to pay in full all unpaid principal of and accrued interest on all outstanding notes; or

•

there has been an event of default described in one of the first two bullet points under the caption “—Events of Default” above and the indenture trustee determines that the Collections on the issuing entity property would not be sufficient on an ongoing basis to make all payments of principal of and interest on the notes as those payments would have become due if the notes had not been declared due and payable, and the indenture trustee obtains the consent of holders of 66 2⁄3% of the aggregate outstanding principal amount of the notes.

Notwithstanding the foregoing, if the event of default does not relate to a payment default or insolvency of the issuing entity, the indenture trustee is prohibited from selling or liquidating the Transaction SUBI Certificate and the other issuing entity property unless the holders of all of the aggregate outstanding principal amount of the outstanding notes consent to such sale or the proceeds of such sale are sufficient to pay in full the principal of and accrued interest on the outstanding notes.

Prior to selling the issuing entity property, the administrator must obtain an opinion of counsel from counsel to the issuing entity (at the expense of the issuing entity) to the effect that that sale will not cause the origination trust or an interest in or portion thereof or the issuing entity to be classified as an association, or a publicly traded partnership, in either case, taxable as a corporation for federal income tax purposes.

Subject to the provisions of the indenture relating to the duties of the indenture trustee, if an event of default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any noteholder, if the indenture trustee reasonably believes that it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with such request. Subject to such provisions for indemnification and certain limitations contained in the indenture, noteholders holding not less than a majority of the outstanding note balance will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee or exercising any trust power conferred on the indenture trustee. In addition, noteholders holding not less than a majority of the outstanding note balance may, in certain cases, waive any event of default except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the waiver or consent of all of the holders of the outstanding notes.

Priority of Payments May Change Upon an Event of Default

Following the occurrence and during the continuation of an event of default under the indenture which has resulted in an acceleration of the notes, the priority of payments changes (including payments of principal on the notes). On each payment date after an event of default and acceleration of the notes, payments will be made by the indenture trustee (based solely on and in accordance with the servicer’s instructions) from all funds (including all amounts held on deposit in the reserve account) available to the issuing entity (net of liquidation costs associated with the sale of the trust estate) in the following order of priority:

first, pro rata, to the indenture trustee, the owner trustee, the asset representations reviewer and the origination trustee, any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior Collection Periods) pursuant to the terms of the transaction documents, in each case, to the extent not previously paid;

second, to the servicer (or any predecessor servicer, if applicable), for reimbursement of all outstanding advances, if any[, provided that available funds from the Risk Retention Reserve Account will not be used for this purpose as long as the servicer is PFS or an affiliate of PFS];

third, to the servicer, the servicing fee, together with any unpaid servicing fees in respect of one or more prior Collection Periods, [provided that available funds from the Risk Retention Reserve Account will not be used for this purpose as long as the servicer is PFS or an affiliate of PFS] and any investment earnings (net of investment losses and expenses);

fourth, pro rata, to the noteholders of the Class A notes, the accrued Class A note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class A-1 notes, the Class A-2[a] notes, [the Class A-2b notes,] the Class A-3 notes and the Class A-4 notes at the respective interest rates for such Class on the respective Note Balance of each such class as of the preceding payment date (or the closing date, in the case of the first Interest Period), after giving effect to all payments of principal to the noteholders of such class on or prior to such preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class A noteholders on the preceding payment dates over the amounts actually paid to the Class A noteholders on the preceding payment dates, plus interest on any such shortfall at the respective interest rates on such Class A notes for the related Interest Period (to the extent permitted by law); provided, that if there are not sufficient funds available to pay the entire amount of the accrued Class A note interest, the amounts available will be applied to the payment of such interest on each class of Class A notes on a pro rata basis based on the amount of interest payable to each class of Class A notes;

[fifth, (a), if the acceleration of the notes results from an event of default that arises from (i) a default in the payment of any interest on any note of the Controlling Class when the same becomes due and payable, (ii) a default in the payment of the principal of any note on the related final scheduled payment date or the redemption date or (iii) the occurrence of certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity, in the following order of priority:

•	to the Class A-1 noteholders in respect of principal thereof, until the Class A-1 notes have been paid in full; [and]

•

to the Class A-2[a] noteholders[, the Class A-2b noteholders] [and] the Class A-3 noteholders [and the Class A-4 noteholders], in respect of principal thereof, pro rata based on the Note Balance of each such class, until each such class of notes has been paid in full;

•

[to the Class B noteholders, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the Class B interest rate for the related interest period (to the extent permitted by law); and]

•	[to the Class B noteholders, in respect of principal thereon, until the Class B notes have been paid in full];

fifth, (b), if the acceleration of the notes results from an event of default that arises from any event other than those events described above in clause fifth (a), in the following order of priority:

•

[to the Class B noteholders, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the Class B interest rate for the related interest period (to the extent permitted by law);]

•	to the Class A-1 noteholders, in respect of principal thereon, until the Class A-1 notes have been paid in full;

•

to the Class A-2[a] noteholders [and the Class A-2b noteholders] [and] the Class A-3 noteholders [and the Class A-4 noteholders], in respect of principal thereon, pro rata, based on the Note Balance of each class of such class A notes, until each class of such class A notes has been paid in full;

•	[to the Class B noteholders, in respect of principal thereon, until the Class B notes have been paid in full;] and]

sixth, to the certificateholders, pro rata, based on the percentage interest of each certificateholder, or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to or at the direction of the certificateholders, any funds remaining.

Following the occurrence of any event of default under the indenture which has not resulted in an acceleration of the notes, the issuing entity will continue to pay interest and principal on the notes on each payment date in the manner set forth under “Description of the Transaction Documents—Priority of Payments” above, until the notes are accelerated.

Amendment Provisions

The indenture may be modified as follows:

The issuing entity and, when authorized by an issuing entity order, the indenture trustee may, at any time and from time to time, enter into one or more supplemental indentures, without obtaining the consent of the noteholders, for the purpose of, among other things, adding any provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or for the purposes of modifying in any manner the rights of the noteholders under the indenture subject to the satisfaction of the following conditions:

(i)  the issuing entity delivers an opinion of counsel to the indenture trustee to the effect that such supplemental indenture will not materially and adversely affect the interests of the noteholders;

(ii)  the issuing entity delivers an officer’s certificate to the indenture trustee to the effect that such supplemental indenture will not materially and adversely affect the interests of the noteholders; or

(iii)  the Rating Agency Condition is satisfied with respect to such supplemental indenture and the indenture trustee is so notified in writing.

The issuing entity and the indenture trustee (when authorized by an issuing entity order) may, with prior notice to each Hired Agency and the owner trustee, also enter into one or more supplemental indentures without obtaining the consent of the noteholders for the purpose of conforming the terms of the indenture to the description of such terms in this prospectus or, to the extent not contrary to this prospectus, to the description thereof in an offering memorandum with respect to any class of notes not offered by this prospectus or the certificates.

The issuing entity and the indenture trustee, when authorized by an issuing entity order, may also, with prior notice to the Hired Agencies and with the consent of the noteholders of not less than a majority of the aggregate outstanding principal amount of the [outstanding notes][Controlling Class], enter into an indenture or supplemental indentures for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the indenture, or of modifying in any manner the rights of the noteholders under the indenture; provided, that no such supplemental indenture will, without the consent of the holder of each outstanding note affected thereby:

•

change the final scheduled payment date of any note or reduce the principal amount thereof, the interest rate thereon or the redemption price with respect thereto, or change any place of payment where, or the coin or currency in which, any note or the interest thereon is payable, or impair the right of the noteholders to institute suit for the enforcement of the provisions of the indenture requiring the application of funds available therefor, to the payment of any such amount due on the notes on or after the respective due dates thereof (or, in the case of redemption, on or after the redemption date);

•

reduce the percentage of the aggregate principal amount of the outstanding notes, the consent of the holders of which is required for any such supplemental indenture, or the consent of the holders of which is required for any waiver of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences as provided for in the indenture;

•

modify or alter the provisions of the indenture regarding the voting of notes held by the issuing entity, the seller, the depositor, the servicer, the administrator or any of their respective affiliates;

•

reduce the percentage of the aggregate outstanding principal amount of the outstanding notes, the consent of the holders of which is required to direct the indenture trustee to direct the issuing entity to sell or liquidate the issuing entity property if the proceeds of such sale or liquidation would be insufficient to pay the principal amount of and accrued but unpaid interest on the outstanding notes;

•

modify the percentage of the aggregate principal amount of the notes required to amend the sections of the indenture which specify the applicable percentage of aggregate principal amount of the notes necessary to amend the indenture or the other transaction documents, except to increase any percentage specified in the indenture or to provide that certain additional provisions of the indenture or the transaction documents cannot be modified or waived without the consent of the holder of each outstanding note affected thereby; or

•

permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any part of the issuing entity property or, except as otherwise permitted or contemplated in the transaction documents, terminate the lien of the indenture on any property at any time subject to the indenture or deprive the holder of any note of the security provided by the lien of the indenture.

[Notwithstanding anything under this heading or in any other transaction document to the contrary, the indenture may be amended by the administrator, on behalf of the issuing entity, without the consent of the servicer, the indenture trustee, the depositor, the seller, the owner trustee, any noteholder or any other person and without satisfying any other amendment provisions of the indenture or any other transaction document solely in connection with any SOFR Adjustment Conforming Changes or, following the determination of a Benchmark Replacement, any

Benchmark Replacement Conforming Changes to be made by the administrator; provided, that the issuing entity has delivered notice of such amendment to the Hired Agencies on or prior to the date such amendment is executed; provided, further, that any such SOFR Adjustment Conforming Changes or any such Benchmark Replacement Conforming Changes will not affect the owner trustee’s and indenture trustee’s rights, indemnities or obligations without the owner trustee’s or indenture trustee’s consent, respectively. For the avoidance of doubt, any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes in any amendment to the indenture may be retroactive (including retroactive to the Benchmark Replacement Date) and the indenture may be amended more than once in connection with any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes.]

No amendment or supplemental indenture will be effective which affects the rights, protections, immunities, indemnities or duties of the indenture trustee or the owner trustee, as applicable, without the prior written consent of the indenture trustee or the owner trustee, respectively.

THE ORIGINATION TRUST AGREEMENT AND THE TRANSACTION SUBI SUPPLEMENT

The Transaction SUBI, Other SUBIs and the UTI

The seller, as the UTI beneficiary, is the initial beneficiary of the origination trust. The UTI beneficiary will hold the UTI, which represents an exclusive and undivided beneficial interest in all origination trust assets other than (a) any origination trust assets allocated to Other SUBIs and (b) the Included Units. The UTI beneficiary in the future may cause the origination trustee to create Other SUBIs which the UTI beneficiary may sell or pledge in connection with financings similar to the transaction described in this prospectus. Each holder or pledgee of the UTI will be required to expressly waive any claim to all origination trust assets other than the UTI assets and to fully subordinate any of those claims in the event that the waiver is not given full effect. Each holder or pledgee of any Other SUBI will be deemed to have waived any claim to all origination trust assets, except for the related Other SUBI assets, and to fully subordinate those claims in the event that the waiver is not given effect. Except under the limited circumstances described in this prospectus under “Additional Legal Aspects of the Origination Trust and the Transaction SUBI—Allocation of Origination Trust Liabilities” and in this section, the Included Units relating the Transaction SUBI will not be available to make payments in respect of, or pay expenses relating to, the UTI or any Other SUBI. Origination trust assets allocated to the UTI and any Other SUBI assets will not be available to make payments in respect of, or pay expenses relating to, the Transaction SUBI.

The Transaction SUBI and each Other SUBI will be created pursuant to a separate supplement to the origination trust agreement, which will amend the origination trust agreement only with respect to the SUBI to which it relates. The Transaction SUBI supplement will amend the origination trust agreement only as it relates to the Transaction SUBI.

All origination trust assets, including the Included Units, will be owned by the origination trust. Those Included Units will be segregated from the rest of the origination trust assets on the books and records of the origination trust and the servicer, and the holders of other beneficial interests in the origination trust – including the UTI and any Other SUBIs – will have no rights in or to those Included Units. Under the origination trust agreement, liabilities of the origination trust will be respectively allocated to the Included Units, the UTI assets and Other SUBI assets if incurred in each case with respect thereto, or will be allocated pro rata among all origination trust assets if incurred with respect to the origination trust assets generally.

Resignation and Removal of the Origination Trustee

The origination trustee may at any time resign by giving thirty (30) days prior written notice to the UTI beneficiary and the issuing entity, as holder of the Transaction SUBI Certificate. Upon receiving the notice of resignation, the holder of the UTI will promptly appoint a successor trustee who meets the eligibility requirements set forth in the origination trust agreement by written instrument.

If at any time (a) the origination trustee fails to be qualified in accordance with the origination trust agreement, (b) any representation or warranty made by the origination trustee pursuant to the origination trust agreement proves to have been untrue in any material respect when made, (c) the origination trustee is legally unable to act, or (d) in certain events of bankruptcy or insolvency of the origination trustee, then the origination trustee may be removed upon written notice by the holder of the UTI Certificate or the Transaction SUBI Certificate or the assignee or pledgee of the UTI Certificate or the Transaction SUBI Certificate in connection with a financing.

If the origination trustee resigns or is removed, the holder of the UTI Certificate or Transaction SUBI Certificate will promptly appoint a successor trustee by written instrument. Any resignation or removal of the origination trustee and appointment of a successor trustee will not become effective until acceptance of appointment by the successor trustee.

The origination trustee will be under no obligation to exercise any of the discretionary rights or powers vested in it by the origination trust agreement, or to institute, conduct or defend any litigation under the origination trust agreement or in relation thereto, unless the party requesting such action has offered to the origination trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred therein or thereby.

Indemnity of Origination Trustee

The origination trustee will be indemnified and held harmless with respect to any loss, liability or expense, including reasonable attorneys’ and other professionals’ fees and expenses, arising out of or incurred in connection with (a) any of the origination trust assets (including, without limitation, any claims relating to leases, leased vehicles, consumer fraud, consumer leasing act violations, misrepresentation, deceptive and unfair trade practices, and any other claims arising in connection with any lease, personal injury or property damage claims arising with respect to any leased vehicle or any claim with respect to any tax arising with respect to any origination trust asset) or (b) the origination trustee’s acceptance or performance of the trusts and duties contained under the origination trust agreement, with any allocation of such indemnification among the origination trust assets to be made as provided for in the origination trust agreement, provided, however, none of the origination trustee or any trust agent will be indemnified or held harmless out of the origination trust assets as to any claim (i) for which the UTI beneficiary, a servicer or any of their respective affiliates is liable and has paid, (ii) incurred by reason of such entity’s willful misfeasance, bad faith or gross negligence (or with respect to the handling or disbursement of funds, negligence), or (iii) incurred by reason of the originator trustee’s breach of its representations and warranties pursuant to the origination trust agreement. The origination trustee will in no event have any recourse to any SUBI assets, including such SUBI assets which were UTI assets at the time a claim against the origination trustee arose.

Termination

The origination trust will dissolve, upon unanimous written agreement of all holders of SUBI certificates and the UTI Certificate, and the obligations and responsibilities of the UTI beneficiary and the origination trustee will terminate upon the later to occur of the full payment of all amounts owed under the origination trust agreement, the trust agreement and indenture and any financing in connection with all SUBIs.

ADDITIONAL LEGAL ASPECTS OF THE ORIGINATION TRUST AND THE TRANSACTION SUBI

The Origination Trust

The origination trust is a Delaware statutory trust. As a Delaware statutory trust, the origination trust may be eligible to be a debtor in its own right under the Bankruptcy Code. See “Risk Factors—Macroeconomic, regulatory and other external factors could result in losses on your notes or reduce the market value or liquidity of your notes—Bankruptcy of the seller or the depositor could result in delays in payments or losses on your notes” in this prospectus. As such, the origination trust may be subject to insolvency laws under the Bankruptcy Code or similar state laws (“insolvency laws”). If so, the automatic stay under the Bankruptcy Code and similar state provisions could result in a delay in payments to noteholders, and claims against the origination trust assets could have priority over the beneficial interest in those assets represented by the Transaction SUBI Certificate as more fully described under “Additional Legal Aspects of the Leases and the Leased Vehicles—Vicarious Tort Liability” in this prospectus.

Structural Considerations

Unlike many structured financings in which the holders of the securities have a direct ownership interest or a perfected security interest in the underlying assets being securitized, the issuing entity will not directly own the related Transaction SUBI assets. Instead, the origination trust will own the origination trust assets, including all Transaction SUBI assets, and the origination trustee will take actions with respect thereto in the name of the origination trust on behalf of and as directed by the beneficiaries of the origination trust (i.e., the holders of the UTI Certificate and all Other SUBI Certificates). The primary asset of the issuing entity will be a Transaction SUBI Certificate evidencing a 100% beneficial interest in the Transaction SUBI assets, and the indenture trustee will take action with respect thereto in the name of the issuing entity and on behalf of the noteholders and the depositor. Beneficial interests in the leases and leased vehicles represented by the Transaction SUBI Certificate, rather than direct legal ownership, are transferred under this structure in order to avoid the administrative difficulty and expense of retitling the leased vehicles in the name of the transferee. The origination trustee and the servicer will segregate the Transaction SUBI assets allocated to the Transaction SUBI from the other origination trust assets on the books and records each maintains for these assets. Neither the servicer nor any holders of other beneficial interests in the origination trust will have rights in the Transaction SUBI assets, and payments made on any origination trust assets other than the Transaction SUBI assets generally will not be available to make payments on the notes or to cover expenses of the origination trust allocable to such Transaction SUBI assets.

Allocation of Origination Trust Liabilities

The origination trust assets are and may in the future continue to be comprised of several portfolios of Other SUBI assets, together with the Included Units and the UTI assets. The UTI beneficiary may in the future pledge the UTI as security for obligations to third-party lenders, and may in the future create and sell or pledge Other SUBIs in connection with other financings. Pursuant to the origination trust agreement, as among the beneficiaries of the origination trust, an origination trust liability relating to a particular portfolio of origination trust assets will be allocated to and charged against the portfolio of origination trust assets to which it belongs. Origination trust liabilities and expenses incurred with respect to the origination trust assets generally will be borne pro rata among all portfolios of origination trust assets. The origination trustee and the beneficiaries of the origination trust, including the issuing entity, will be bound by that allocation. In particular, the origination trust agreement will require the holders from time to time of the UTI Certificate and any Other SUBI Certificates to release and waive any claim they might otherwise have with respect to the Included Units and to fully subordinate any claims to the Included Units in the event that such waiver is not given effect. Similarly, the holders of the notes or the Transaction SUBI Certificate will be deemed to have waived any claim they might otherwise have with respect to the UTI assets or any Other SUBI assets. See “The Origination Trust Agreement and the Transaction SUBI Supplement—The Transaction SUBI, Other SUBIs and the UTI” in this prospectus.

Because the issuing entity and the indenture trustee will not own directly or have a direct security interest in the Included Units, and since their respective interests generally will be an indirect beneficial ownership interest and a security interest in the indirect beneficial ownership interest, claims of third-party creditors of the origination trust will take priority over the interests of the issuing entity and the indenture trustee in those Included Units. Potentially material examples of those claims could include:

(1)  tax liens arising against the depositor, PFS, the seller, the origination trust, the UTI beneficiary or the issuing entity;

(2)  liens arising under various federal and state criminal statutes;

(3)  certain liens in favor of the Pension Benefit Guaranty Corporation; and

(4)  judgment liens arising from successful claims against the origination trust arising from the operation of leased vehicles titled in the name of the origination trust.

See “Risk Factors—The issuing entity has limited assets, and delays in payment or losses on your notes could arise from shortfalls or delays in amounts available to make payments on the notes—Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes,” “Risk Factors—The characteristics, servicing and performance of the leases and related leased vehicles allocated to the Transaction SUBI could result in delays in payment or losses on your notes—Vicarious tort liability may result in a loss on your notes,” “Additional Legal Aspects of the Leases and the Leased Vehicles—Vicarious Tort Liability” and “—Consumer Protection Laws” for a further discussion of these risks.

The UTI beneficiary may create and sell or pledge Other SUBIs in connection with other financings. Each holder or pledgee of the UTI or any Other SUBI will be required to expressly disclaim any interest in the Transaction SUBI and the Included Units, and to fully subordinate any claims to the Transaction SUBI and the Included Units in the event that this disclaimer is not given effect.

Insolvency Related Matters

As described under “The Origination Trust Agreement and the Transaction SUBI Supplement—The Transaction SUBI, Other SUBIs and the UTI” and “Additional Legal Aspects of the Origination Trust and the Transaction SUBI—Allocation of Origination Trust Liabilities” in this prospectus, each holder or pledgee of the UTI Certificate and any Other SUBI Certificate will be required to expressly disclaim any interest in the Included Units and to fully subordinate any claims to the Included Units in the event that disclaimer is not given effect. Similarly, the holder and pledgee of the Transaction SUBI Certificate will be required to expressly disclaim any interest in the UTI assets and Other SUBI assets and to fully subordinate any claims to the UTI assets and Other SUBI assets in the event that disclaimer is not given effect. Although no assurances can be given, the depositor believes that in the unlikely event of a bankruptcy of PFS or the seller, the Included Units would not be treated as part of PFS’ or the seller’s bankruptcy estate. In addition, steps have been taken to structure the transactions contemplated hereby that are intended to make it unlikely that the voluntary or involuntary application for relief by PFS or the seller under any insolvency laws will result in consolidation of the assets and liabilities of the origination trust, the depositor or the issuing entity with those of PFS or the seller. With respect to the depositor, these steps include its creation as a separate, special purpose limited liability company of which the seller is the sole equity member, pursuant to a limited liability agreement containing certain limitations, including the requirement that the depositor must have at all times at least one independent director and restrictions on the nature of its businesses and operations and on its ability to commence a voluntary case or proceeding under any insolvency law without the unanimous affirmative vote of the member and all directors, including the independent director.

However, delays in payments on the notes and possible reductions in the amount of those payments could occur if:

•

a court were to conclude that the assets and liabilities of the origination trust, the depositor or the issuing entity should be consolidated with those of PFS or the seller in the event of the application of applicable insolvency laws to PFS or the seller;

•	a filing were to be made under any insolvency law by or against the origination trust, the depositor or the issuing entity; or

•	an attempt were to be made to litigate any of the foregoing issues.

If a court were to conclude that the transfer of the Transaction SUBI Certificate from the seller to the depositor, or the transfer of the Transaction SUBI Certificate from the depositor to the issuing entity were not a true sale, or that the depositor and the issuing entity should be treated as the same entity as the seller for bankruptcy purposes, any of the following could delay or prevent payments on the notes:

•

the automatic stay, which prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the court and provisions of the Bankruptcy Code that permit substitution of collateral in certain circumstances;

•	certain tax or government liens on PFS’ or the seller’s property having a prior claim on collections before the collections are used to make payments on the notes; or

•	the issuing entity not having a perfected security interest in the Included Units or any cash collections held by PFS at the time that PFS becomes the subject of a bankruptcy proceeding.

In an insolvency proceeding of PFS or the seller, (1) reallocation payments made by PFS, as servicer, in respect of certain Included Units, (2) payments made by PFS or the seller on certain insurance policies required to be obtained and maintained by lessees pursuant to the leases and (3) payments made by PFS or the seller to the depositor may be recoverable by PFS or the seller as debtor-in-possession or by a creditor or a trustee in bankruptcy of PFS or the seller as a preferential transfer from PFS or the seller if those payments were made within one year prior to the filing of a bankruptcy case in respect of PFS or the seller. In addition, the insolvency of PFS could result in the replacement of PFS as servicer, which could in turn result in a temporary interruption of payments on the notes. See “Risk Factors—Macroeconomic, regulatory and other external factors could result in losses on your notes or reduce the market value or liquidity of your notes—Bankruptcy of the seller or the depositor could result in delays in payments or losses on your notes” and “Risk Factors—Adverse events affecting the servicer, its affiliates or other transaction parties could result in losses on your notes or reduce the market value or liquidity of your notes—Adverse events with respect to PFS, its affiliates or third party providers to whom PFS outsources its activities could affect the timing of payments on your notes or adversely affect the market value or liquidity of your notes” in this prospectus.

On the closing date, Mayer Brown LLP, special counsel to the depositor, will deliver an opinion based on a reasoned analysis of analogous case law (although there is no precedent based on directly similar facts) to the effect that, subject to certain facts, assumptions and qualifications specified therein, under present reported decisional authority and applicable statutes to federal bankruptcy cases, if PFS or the seller were to become a debtor in a case under the United States Bankruptcy Code, as amended (the “Bankruptcy Code”), in a properly presented and decided case, (i) the bankruptcy court would determine that the transfer of the Transaction SUBI Certificate pursuant to the SUBI sale agreement constitutes a sale of such Transaction SUBI Certificate to the depositor by the seller, as opposed to a loan, and, therefore, (1) the Transaction SUBI Certificate would not be property of PFS’ or the seller’s bankruptcy estate under Section 541 of the Bankruptcy Code, and (2) Section 362(a) of the Bankruptcy Code would not operate to stay payments by the servicer of collections on the Included Units in accordance with the transfer agreements; and the bankruptcy court would not substantively consolidate the assets and liabilities of PFS or the seller, on the one hand, with those of the depositor or the origination trust, on the other hand. Among other things, that opinion will assume that each of the origination trust (or the origination trustee when acting on its behalf) and the depositor will follow certain procedures in the conduct of its affairs, including maintaining separate records and books of account from those of PFS or the seller, not commingling its respective assets with those of PFS or the seller, doing business in a separate office from PFS or the seller and not holding itself out as having agreed to pay, or being liable for, the debts of PFS or the seller. In addition, that opinion will assume that except as expressly provided by the origination trust agreement and the servicing agreement (each of which contains terms and conditions consistent with those that would be arrived at on an arm’s length basis between unaffiliated entities in the belief of the parties thereto), neither PFS nor the seller will generally guarantee the obligations of the origination trust or the depositor to third parties, and will not conduct the day-to-day business or activities of any thereof, other than in its capacity as servicer acting under and in accordance with the servicing agreement or in its capacity as administrator under the administration agreement. Each of PFS, the seller, the origination trust and the depositor intends to follow and has represented that it will follow these and other procedures related to maintaining the separate identities and legal existences of each of the origination trust and the depositor. Such a legal opinion, however, will not be binding on any court.

If a case or proceeding under any insolvency law were to be commenced by or against any of PFS, the seller, the origination trust or the depositor, and a court were to order the substantive consolidation of the assets and liabilities of any of those entities with those of PFS or the seller or if an attempt were made to litigate any of the foregoing issues, delays in distributions on the Transaction SUBI Certificate (and possible reductions in the amount of those distributions) to the issuing entity, and therefore to the noteholders, could occur.

The seller, as the UTI beneficiary, will treat its conveyance of the Transaction SUBI Certificate to the depositor as an absolute sale, transfer and assignment of all of its interest therein for all purposes. However, if a case or proceeding under any insolvency law were commenced by or against PFS or the seller, and PFS or the seller as debtor-in-possession or a creditor, receiver or bankruptcy trustee of PFS or the seller were to take the position that the sale, transfer and assignment of the Transaction SUBI Certificate by the seller to the depositor should instead be treated as a pledge of the Transaction SUBI Certificate to secure a borrowing by PFS or the seller, delays in payments of proceeds of that Transaction SUBI Certificate to the issuing entity, and therefore to the noteholders, could occur or (should the court rule in favor of that position) reductions in the amount of those payments could result. On the closing date, Mayer Brown LLP, special counsel to the depositor, will deliver an opinion to the effect that, subject to certain facts, assumptions and qualifications specified therein, in the event that PFS or the seller were to become a debtor in a case under the Bankruptcy Code subsequent to the sale, transfer and assignment of the Transaction SUBI Certificate to the depositor, the sale, transfer and assignment of the Transaction SUBI Certificate from the seller to the depositor would be characterized as an absolute sale, transfer and assignment, and the

Transaction SUBI Certificate and the proceeds thereof would not be property of PFS’ or the seller’s bankruptcy estate. As indicated above, however, such a legal opinion is not binding on any court.

As a precautionary measure, the depositor will take the actions requisite to obtaining a security interest in the Transaction SUBI Certificate as against the seller which the depositor will assign to the issuing entity and the issuing entity will pledge to the indenture trustee. The indenture trustee will perfect its security interest in the Transaction SUBI Certificate. Accordingly, if the conveyance of the Transaction SUBI Certificate by the seller to the depositor were not respected as an absolute sale, transfer and assignment, the depositor (and ultimately the issuing entity and the indenture trustee as successors in interest) should be treated as a secured creditor of the seller, although a case or proceeding under any insolvency law with respect to the seller could result in delays or reductions in distributions on the Transaction SUBI Certificate as indicated above, notwithstanding that perfected security interest.

In the event that the servicer were to become subject to a case under the Bankruptcy Code, certain payments made within one year of the commencement of that case (including reallocation payments) may be recoverable by the servicer as debtor-in-possession or by a creditor or a trustee-in-bankruptcy as a preferential transfer from the servicer. See “Risk Factors—Macroeconomic, regulatory and other external factors could result in losses on your notes or reduce the market value or liquidity of your notes—Bankruptcy of the seller or the depositor could result in delays in payments or losses on your notes” in this prospectus.

Dodd-Frank Orderly Liquidation Framework

General. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation (the “FDIC”) authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the “Orderly Liquidation Authority” (the “OLA”) as described in more detail below. The OLA provisions were effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through further FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including the sponsor, the seller, the depositor, the origination trust or the issuing entity, or their respective creditors.

Potential Applicability to the origination trust, the sponsor, the seller, the depositor and the issuing entity. There is uncertainty about which companies will be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

The issuing entity, the origination trust or the depositor could also potentially be subject to the provisions of OLA as a “covered subsidiary” of the sponsor or the seller. For the issuing entity, the origination trust or the depositor to be subject to receivership under OLA as a covered subsidiary of the sponsor or the seller (1) the FDIC would have to be appointed as receiver for the sponsor or the seller under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity, the origination trust or the depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of the sponsor or the seller.

The Secretary of the Treasury could determine that the failure of the sponsor or the seller or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States. In addition, OLA could apply to the sponsor, the seller, the depositor, the origination trust or a particular issuing entity or, if it were to apply, the timing and amounts of payments to the noteholders could be less favorable than under the Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of PFS or of the seller or of a covered subsidiary under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which PFS the seller or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of PFS’, the seller’s or such covered subsidiary’s affairs. In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion confirming, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include PFS, the seller or their respective subsidiaries (including the depositor, the origination trust or the issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity that is a party to that contract or lease or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include PFS, the seller or their respective subsidiaries (including the depositor, the origination trust or the issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporate a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving PFS, the seller or their respective subsidiaries (including the depositor, the origination trust or any issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

We will structure the transfers contemplated hereby of each Transaction SUBI Certificate with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the Acting General Counsel of the FDIC’s advisory opinion rendered in January 2011 and other applicable law, PFS believes that the FDIC would not be able to recover the Transaction SUBI Certificate or the related SUBI assets allocated to the Transaction SUBI using its repudiation power. However, if those transfers were not respected as legal true sales, then the purchaser under the applicable transfer agreement would be treated as having made a loan to the related seller, and the issuing entity under the applicable transfer agreement would be treated as having made a loan to the depositor, in each case secured by the Transaction SUBI Certificate and the related SUBI assets. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders as described below. If the sponsor or the depositor were placed in receivership under OLA, the FDIC could assert that the sponsor or the depositor, as applicable, effectively still owned the transferred Transaction SUBI Certificate and related SUBI assets because the transfers by the sponsor to the depositor or by the depositor to the issuing entity were not true sales. In such case, the FDIC could repudiate that transfer of the Transaction SUBI Certificate and related SUBI assets and the issuing entity would have a secured claim for actual direct compensatory damages as described below. Furthermore, if the issuing entity were placed in receivership under OLA, this repudiation power would extend to the securities issued by such issuing entity. In such event, noteholders would have a secured claim in the receivership of such issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted OID as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the SUBI transfer agreement and the SUBI sale agreement are respected as legal true sales, as receiver for PFS or the seller or a covered subsidiary the FDIC could:

•

require the issuing entity, as assignee of the seller and the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the Transaction SUBI Certificate and related SUBI assets;

•	if the issuing entity were a covered subsidiary, require the indenture trustee for the noteholders to go through an administrative claims procedure to establish its rights to payments on the notes;

•

request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against PFS, the seller or a covered subsidiary (including the depositor or the issuing entity); or

•	repudiate PFS’ ongoing servicing obligations under a servicing agreement, such as its duty to collect and remit payments or otherwise service the leases and leased vehicles; or

•	prior to any such repudiation of a servicing agreement, prevent any of the indenture trustee or the noteholders from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which PFS, the seller or a covered subsidiary (including the depositor, the origination trust or any issuing entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of PFS, the seller or any covered subsidiary or affect any contractual rights of PFS, the seller or a covered subsidiary (including the depositor, the origination trust or any issuing entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” in bankruptcy.

If the FDIC, as receiver for PFS, the seller, the depositor or the issuing entity, were to take any of the actions described above, payments and/or distributions of principal and interest on the securities issued by the issuing entity would be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code. If PFS, the seller or any of their affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers of Other SUBI Certificates by PFS, the seller or those affiliates perfected for purposes of state law and the Bankruptcy Code could nevertheless be avoided as preferential transfers.

In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the Acting General Counsel’s interpretation. The final rule was effective August 15, 2011. Based on the final rule, a transfer of the Transaction SUBI Certificate perfected by the filing of a UCC financing statement against the seller, the depositor and the issuing entity as provided in the applicable transfer agreement would not be avoidable by the FDIC as a preference under OLA due to any inconsistency between OLA and the Bankruptcy Code in defining when a transfer has occurred under the preferential transfer provisions of OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

ADDITIONAL LEGAL ASPECTS OF THE LEASES AND THE LEASED VEHICLES

Vicarious Tort Liability

Although the origination trust will own the leased vehicles allocated to the Transaction SUBI and the issuing entity will have a beneficial interest in the leased vehicles (as evidenced by the Transaction SUBI Certificate), the related lessees and their respective invitees will operate the leased vehicles. State laws differ as to whether anyone suffering injury to person or property involving a leased vehicle may bring an action against the owner of the vehicle merely by virtue of that ownership. To the extent that applicable state law permits such an action and is not preempted by the Transportation Act (as discussed below), the origination trust and the origination trust assets may be subject to liability to that injured party. However, the laws of many states either (i) do not permit these types of suits, or (ii) provide that the lessor’s liability is capped at the amount of any liability insurance that the lessee was required to, but failed to, maintain (except for some states, such as New York, where liability is joint and several).

For example, under the California Vehicle Code, the owner of a motor vehicle subject to a lease is responsible for injuries to persons or property resulting from the negligent or wrongful operation of the leased vehicle by any person using the vehicle with the owner’s permission. The owner’s liability for personal injuries is limited to $15,000 per person and $30,000 in total per accident, and the owner’s liability for property damage is limited to $5,000 per accident. However, recourse for any judgment arising out of the operation of the leased vehicle must first be had against the operator’s property if the operator is within the jurisdiction of the court.

In contrast to California and many other states, in New York, where a large number of leases were originated, the holder of title of a motor vehicle, including an origination trust as lessor, may be considered an “owner” and thus may be held jointly and severally liable with the lessee for the negligent use or operation of that motor vehicle. It is not clear whether there is a limit on an owner’s liability. In the context of the denial of a motion brought by a defendant to dismiss a claim based on the negligent use or operation of a motor vehicle, the Court of Appeals of New York ruled that a finance company acting as an agent for an origination trust may be considered an “owner” of a motor vehicle and thus subject to joint and several liability with the lessee for the negligent use or operation of the leased motor vehicle for the duration of a lease. As a result of the ruling in New York, losses could arise if lawsuits are brought against the origination trust, the seller or PFS, as agent of the origination trust, in connection with the negligent use or operation of any leased vehicles owned by the origination trust, including the leased vehicles allocated to the Transaction SUBI. This case was decided prior to the enactment of the Transportation Act.

The Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person will not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act was effective upon enactment and applies to any action commenced on or after August 10, 2005. The Transportation Act was intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and it is expected that the Transportation Act should reduce the likelihood of vicarious liability being imposed on a titling trust. State and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that these laws are preempted with respect to cases commenced on or after August 10, 2005. One New York lower court, however, has reached a contrary conclusion in a recent case involving a leasing trust. This New York court concluded that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the preemption provision in the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the preemption provisions in the Transportation Act and the plaintiffs’ petition seeking review of the decision by the U.S. Supreme Court was denied. In 2010, a similar decision was issued by the U.S. Court of Appeals for the 8th Circuit. While the outcome in these cases upheld federal preemption under the Transportation Act, the outcome of any future cases remains uncertain at this time.

The origination trust may, but is not required to maintain insurance, and the origination trust is or would be a named insured under the origination trust’s applicable insurance policies. However, in the event that all applicable insurance coverage were to be exhausted (including the coverage provided by the contingent and excess liability insurance policies) and damages in respect of vicarious liability were to be assessed against the origination trust, claims could be imposed against the origination trust assets, including any leased vehicles allocated to the Transaction SUBI, and in certain circumstances, with respect to a leased vehicle that is an Other SUBI asset or a UTI asset. If any of these claims were imposed against the origination trust assets, investors in the notes could incur a loss on their investment.

Repossession of Leased Vehicles

In the event that a default by a lessee has not been cured within a certain period of time after notice, the servicer will ordinarily retake possession of the related leased vehicle. Some jurisdictions limit the methods of vehicle recovery to judicial foreclosure or require that the lessee be notified of the default and be given a time period within which to cure the default prior to repossession. Other jurisdictions permit repossession without notice (although in some states a course of conduct in which the lessor has accepted late payments has been held to create a right of the lessee to receive prior notice), but only if the repossession can be accomplished peacefully. If a breach of the peace is unavoidable, the lessor must seek a writ of possession in a state court action or pursue other judicial action to repossess the leased vehicle.

After the servicer has repossessed a leased vehicle, the servicer may, to the extent required by applicable law, provide the lessee with a period of time within which to cure the default under the related lease. If by the end of that period the default has not been cured, the servicer will attempt to sell the leased vehicle. The net repossession proceeds therefrom may be less than the remaining amounts due under the lease at the time of default by the lessee.

Deficiency Judgments

The proceeds of the sale of a leased vehicle generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the amounts due under the related lease. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale of a leased vehicle do not cover the full amounts due under the related lease, a deficiency judgment can be sought in those states that do not directly prohibit or limit those judgments. However, in some states, a lessee may be allowed an offsetting recovery for any amount not recovered at resale because the terms of the resale were not commercially reasonable. In any event, a deficiency judgment would be a personal judgment against the lessee for the shortfall, and a defaulting lessee would be expected to have little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment. Even if a deficiency judgment is obtained, it may be settled at a significant discount or may prove impossible to collect all or any portion of a judgment.

Courts have applied general equitable principles in litigation relating to repossession and deficiency balances. These equitable principles may have the effect of relieving a lessee from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of lessors violate the due process protection provided under the Fourteenth Amendment to the Constitution of the United States. Courts have generally found that repossession and resale by a lessor do not involve sufficient state action to afford constitutional protection to consumers.

Consumer Protection Laws

Numerous federal and state consumer protection laws impose requirements upon lessors and servicers involved in consumer leasing. The federal Consumer Leasing Act of 1976 and Regulation M, issued by the CFPB, for example, require that a number of disclosures be made at the time a vehicle is leased, including:

(1)  the amount and type of all payments due at the time of origination of the lease;

(2)  a description of the lessee’s liability at the end of the lease term;

(3)  the amount of any periodic payments and manner of their calculation;

(4)  the circumstances under which the lessee may terminate the lease prior to the end of the lease term;

(5)  the capitalized cost of the vehicle; and

(6)  a warning regarding possible charges for early termination.

Most states have adopted Article 2A of the Uniform Commercial Code which provides protection to lessees through specified implied warranties and the right to cancel a lease relating to defective goods. Additionally, certain states such as California have enacted comprehensive vehicle leasing statutes that, among other things, regulate the disclosures to be made at the time a vehicle is leased. The various federal and state consumer protection laws would apply to the origination trust as owner or lessor of the leases and may also apply to the issuing entity of a series as holder of the Transaction SUBI Certificate. The failure to comply with these consumer protection laws may give rise to liabilities on the part of the servicer, the origination trust and the origination trustee, including liabilities for statutory damages and attorneys’ fees. In addition, claims by the servicer, the origination trust and the origination trustee may be subject to setoff as a result of any noncompliance.

Many states have adopted “lemon laws” providing redress to consumers who purchase or lease a vehicle that remains out of conformance with its manufacturer’s warranty after a specified number of attempts to correct a problem or after a specific time period. Should any leased vehicle become subject to a lemon law, a lessee could compel the origination trust to terminate the related lease and refund all or a portion of payments that previously have been paid with respect to that lease. Although the origination trust may be able to assert a claim against the manufacturer of any such defective leased vehicle, such claim may not be successful. To the extent a lessee is able to compel the origination trust to terminate the related lease, the lease will be deemed to be a Charged-off Lease and amounts received thereafter on or in respect of that lease will constitute sales proceeds. A “Charged-off Lease” means a lease that has been written off by the servicer in connection with its customary servicing practices for writing off leases. As noted below, the seller will represent and warrant to the origination trustee as of the cut-off date that the related leases and leased vehicles to be allocated to the Transaction SUBI comply with all applicable laws, including lemon laws, in all material respects. Nevertheless, one or more leased vehicles may become subject to return (and the related lease terminated) in the future under a lemon law.

Servicemembers Civil Relief Act

The Servicemembers Civil Relief Act and similar state laws may provide relief to members of the Army, Navy, Air Force, Marines, National Guard, Reservists, Space Force, Coast Guard and officers of the National Oceanic and Atmospheric Administration and officers of the U.S. Public Health Service assigned to duty with the military, on active duty, who have entered into an obligation, such as a lease contract for a lease of a vehicle, before entering into military service and provide that under some circumstances the lessor may not terminate the lease contract for breach of the terms of the contract, including nonpayment. Furthermore, under the Servicemembers Civil Relief Act, a lessee may terminate a lease of a vehicle at anytime after the lessee’s entry into military service or the date of the lessee’s military orders (as described below) if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days (or who enters military service under a call or order specifying a period of 180 days or less and who, without a break in service, receives orders extending the period of military service to a period of not less than 180 days); or (ii) the lessee, while in the military, executes a lease contract for a vehicle and thereafter receives military orders for a permanent change of station outside of the continental United States or to deploy with a military unit for a period of not less than 180 days. No early termination charges (as defined in the Servicemembers Civil Relief Act) may be imposed on the lessee for such termination. No information can be provided as to the number of leases that may be affected by these laws. In addition, current military operations of the United States have increased and may continue to increase the number of citizens who are in active military service, including persons in reserve or national guard status who have been called or will be called to active duty. In addition, these laws may impose limitations that would impair the ability of the servicer to repossess a defaulted vehicle during the related lessee’s period of active duty and, in some cases, may require the servicer to extend the maturity of the lease contract, lower the monthly payments and readjust the payment schedule for a period of time after the completion of the lessee’s military service. Thus, if a lease goes into default, there may be delays and losses occasioned by the inability to exercise the origination trust’s rights with respect to the lease and the related leased vehicle in a timely fashion. If a lessee’s obligations to make payments is reduced, adjusted or extended, the servicer will not be required to advance such amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the notes.

On December 20, 2019, the National Defense Authorization Act for Fiscal Year 2020 was enacted (the “2020 NDAA”). The 2020 NDAA amended the Servicemembers Civil Relief Act to allow the spouse of a servicemember who died while in military service to terminate a vehicle lease one year from the date of the servicemember’s death, as long as that servicemember died while in military service or while performing full-time

National Guard duty, active Guard and Reserve duty, or inactive-duty training. In addition, these provisions allow the spouse of a servicemember who sustained a catastrophic injury or illness to terminate a vehicle lease one year from the date of the catastrophic event, as long as that servicemember sustained the injury or illness while in military service or while performing full-time national guard duty, active guard and reserve duty, or inactive-duty training. In addition, the 2020 NDAA also allows the spouse of a servicemember who sustains a catastrophic injury or illness to terminate a vehicle lease one year from the date of the catastrophic injury or illness, as long as that servicemember sustained the catastrophic injury or illness while in military service or while performing full-time national guard duty, active guard and reserve duty, or inactive-duty training. No early termination charges (as defined in the Servicemembers Civil Relief Act) may be imposed on the lessee for such termination.

Further, on January 1, 2021, the National Defense Authorization Act for Fiscal Year 2021 (the “2021 NDAA”) was enacted. The 2021 NDAA further amended the Servicemembers Civil Relief Act to give dependents and not just spouses of servicemembers who incur a catastrophic injury or illness or die while in military service the right to terminate leases of motor vehicles in the one year time frame described above. However, the 2021 NDAA also clarified that a spouse’s or dependent’s right to terminate, in cases of catastrophic illness or injury, is only to the extent the servicemember lacks the mental capacity to manage his or her own affairs as a result of such catastrophic illness or injury, otherwise only the servicemember may terminate the lease. No early termination charges (as defined in the Servicemembers Civil Relief Act) may be imposed on the lessee for such termination.

On December 27, 2021, the National Defense Authorization Act for Fiscal Year 2022 (the “2022 NDAA”) was signed into law. Title LXII of the 2022 NDAA, otherwise referred to as the Foreign Service Families Act of 2021, amends the Foreign Service Act of 1980 and in part applies the terms governing termination of motor vehicle leases in the Servicemembers Civil Relief Act provided to servicemembers in the same manner and to the same extent to members of the Foreign Service posted abroad.

No information can be provided as to the number of leases that may be affected by these laws. In addition, these laws may impose limitations that would impair the ability of the servicer to repossess a vehicle under a Defaulted Unit during the related lessee’s period of active duty and, in some cases, may require the servicer to extend the lease termination date of the lease contract, lower the monthly payments and readjust the payment schedule for a period of time after the completion of the lessee’s military service. It is not clear that the Servicemembers Civil Relief Act would apply to leases such as the leases to be allocated to the Transaction SUBI. If a lessee’s obligation to make lease payments is reduced, adjusted or extended, or if the lease is terminated early and no early termination charge is imposed, the servicer will not be required to advance those amounts. Any resulting shortfalls due to such modification or termination will reduce the amount available for distribution on the notes.

Other Limitations

In addition to laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including applicable insolvency laws, may interfere with or affect the ability of the servicer to enforce the rights of the origination trust under the leases. For example, if a lessee commences bankruptcy proceedings, the receipt of that lessee’s payments due under the related lease is likely to be delayed. In addition, a lessee who commences bankruptcy proceedings might be able to assign the lease to another party even though that lease prohibits assignment.

State and local government bodies across the United States generally have the power to create licensing and permit requirements. It is possible that the issuing entity, the servicer or the origination trust could fail to have some required licenses or permits. In that event, the issuing entity, the servicer or the origination trust, as applicable, could be subject to liability or other adverse consequences.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

LEGAL INVESTMENT

[Money Market Investment

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the fund and its advisor to satisfy those requirements.]

Certain Volcker Rule Considerations

The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Act).

Requirements for Certain European Regulated Investors, UK Regulated Investors and Affiliates

Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 laying down a general framework for securitization and creating a specific framework for simple, transparent and standardised securitization and amending certain other EU directives and regulations (as amended, the “EU Securitization Regulation”) is directly applicable in member states of the EU and .is applicable in any current non-EU states of the EEA.

Article 5 of the EU Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the EU Securitization Regulation) (the “EU Due Diligence Requirements”) by an “institutional investor”, defined in the EU Securitization Regulation to include: (a) an insurance undertaking or a reinsurance undertaking, each as defined in Directive 2009/138/EC, as amended, known as Solvency II; (b) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive; (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EEA; (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management; and (e) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “EU CRR”). The EU Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities that are subject to the EU CRR (such affiliates, together with all such institutional investors, “EU Affected Investors”).

Pursuant to the EU Due Diligence Requirements, an EU Affected Investor must, amongst other things, prior to investing in a securitization, verify (a) that the originator, sponsor or original lender (each as defined in the EU Securitization Regulation) retains on an ongoing basis a material net economic interest of not less than 5% in such securitization in accordance with the EU Securitization Regulation, (b) that the originator, sponsor or securitization special purpose entity (each as defined in the EU Securitization Regulation) has, where applicable, made available the information required by Article 7 of the EU Securitization Regulation in accordance with the frequency and modalities provided for in that Article, and (c) that certain credit-granting requirements are satisfied.

With respect to the UK, the Securitisation Regulations 2024 (as amended, the “SR 2024”), together with (i) the securitisation sourcebook of the handbook of rules and guidance adopted by the UK Financial Conduct Authority (the “SECN”), (ii) the Securitisation Part of the rulebook of published policy of the Prudential Regulation Authority of the Bank of England (the “PRASR”) and (iii) relevant provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”), set out the framework for the regulation of securitization (collectively, the “UK Securitization Framework”).

Regulations 32B to 32D (inclusive) of the SR 2024, SECN 4 and Article 5 of Chapter 2 of the PRASR, as applicable, place certain conditions on investments in a “securitisation” (as defined in the SR 2024) (the “UK Due

Diligence Requirements”) by an “institutional investor”, defined in the SR 2024 to include: (a) an insurance undertaking or a reinsurance undertaking, each as defined in section 417(1) of the FSMA; (b) the trustees or managers of an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (c) an AIFM as defined in regulation 4 of the Alternative Investment Fund Managers Regulations 2013 (the “AIFM Regulations”) that has permission under the FSMA for managing an AIF (as defined in regulation 3 of the AIFM Regulations) and which markets or manages an AIF in the UK, or a small registered UK AIFM, as defined in the AIFM Regulations; (d) a management company as defined in section 237(2) of the FSMA; (e) a UCITS as defined in section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (f) a CRR firm as defined in Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of UK domestic law (as amended, the “UK CRR”); and (g) an FCA investment firm as defined in Article 4(1)(2AB) of the UK CRR. The UK Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities that are subject to the UK CRR (such affiliates, together with all such institutional investors, “UK Affected Investors”).

Pursuant to the UK Due Diligence Requirements, a UK Affected Investor must, amongst other things, prior to investing in a securitization, verify (a) that the originator, sponsor or original lender (each as defined in the SR 2024) retains on an ongoing basis (or, in the case of certain UK Affected Investors, continually retains) a material net economic interest of not less than 5% in such securitization in accordance with the UK Securitization Framework, (b) that the originator, sponsor or securitisation special purpose entity (each as defined in the SR 2024) has made available sufficient information to enable such UK Affected Investor independently to assess the risks of holding the securitisation position (and has committed to make further information available on an ongoing basis) in accordance with the elements of the UK Securitisation Framework to which such UK Affected Investor is subject, and (c) that, except in specified cases, certain credit-granting requirements are satisfied.

None of PFS, the seller, the depositor, the servicer, the sponsor, the underwriters, the other parties to the transaction described in this prospectus, nor any of their respective affiliates, will undertake, or intends, to retain a material net economic interest in such transaction in a manner that would satisfy the requirements of the EU Securitization Regulation or the UK Securitization Framework. Furthermore, no such person will undertake, or intends, in connection with such transaction, to take any other action or refrain from taking any action to facilitate or enable compliance by EU Affected Investors with the EU Due Diligence Requirements, by UK Affected Investors with the UK Due Diligence Requirements, or by any person with the requirements of any other law or regulation now or hereafter in effect in the EU, any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, transparency, credit granting standards or any other conditions with respect to investments in securitization transactions.

The arrangements described under “The Sponsor—Credit Risk Retention” have not been structured with the objective of enabling or facilitating compliance with the requirements of the EU Securitization Regulation or the UK Securitization Framework by any person.

Failure by an EU Affected Investor to comply with the EU Due Diligence Requirements or by a UK Affected Investor to comply with the UK Due Diligence Requirements, in either case with respect to an investment in the notes described in this prospectus, may result in the imposition of a penalty regulatory capital charge on such investment or other regulatory sanctions and/or remedial measures being imposed or taken by such investor’s relevant regulatory authority. Consequently, the notes may not be a suitable investment for EU Affected Investors or UK Affected Investors. As a result, the price and liquidity of the notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are encouraged to consult with their own investment and legal advisors regarding the scope and application of, and compliance with, the EU Securitization Regulation, the UK Securitization Framework or other applicable regulations and the suitability of the notes for investment.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of certain of the material United States federal income tax consequences relevant to the purchase, ownership and disposition of the offered notes. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, such summary represents the opinion of Special Tax Counsel, subject to the qualifications set forth in this section. There are no cases or Internal Revenue Service (the “IRS”) rulings on similar transactions involving both debt and equity interests issued by an entity similar to the issuing entity with terms similar to those of the offered notes. As a result, it is possible that the IRS could challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax consequences to noteholders.

The following discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to the noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the United States federal income tax laws, including:

•	financial institutions;

•	broker-dealers;

•	life insurance companies;

•	tax-exempt organizations;

•	mutual funds;

•	real estate investment trusts;

•	regulated investment companies;

•	S-corporations;

•	trusts and estates;

•	persons that hold the notes or certificates as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar;

•	accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements pursuant to Section 451(b) of the Code;

•	persons subject to any alternative minimum tax, including corporations subject to the corporate alternative minimum tax on adjusted financial statement income; and

•	investors in pass-through entities.

This information is directed to prospective purchasers that are unrelated to the issuing entity who purchase offered notes at their issue price in the initial distribution thereof, who (except as discussed below under “ —Tax Consequences to Non-U.S. Noteholders”) are citizens or residents of the United States, including domestic corporations, and who hold the offered notes as “capital assets” within the meaning of Section 1221 (generally, property held for investment) of the Code. Prospective investors are urged to consult with their tax advisors as to the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the offered notes.

Special rules, not addressed in this discussion, may apply to persons purchasing notes through entities or arrangements treated for United States federal income tax purposes as partnerships, and any such partnership purchasing notes and persons purchasing notes through such a partnership should consult their own tax advisors in that regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

As used herein, the term “noteholder” means a beneficial owner of an offered note. The term “U.S. noteholder” means any noteholder that is, for U.S. federal income tax purposes, a U.S. Person (as defined below). A “Non-U.S. noteholder” means any noteholder other than a U.S. noteholder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A “U.S. Person” means: (i) a citizen or resident of the United States, (ii) an entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have authority to control all substantial decisions of the trust or (b) such trust was in existence on August 20, 1996 and is eligible to elect, and has made a valid election, to be treated as a U.S. Person despite not meeting the requirements of clause (a).

The following discussion addresses offered notes, which the depositor, the servicer and the noteholders will agree to treat as indebtedness for United States federal income tax purposes. On the closing date, Special Tax Counsel will deliver its opinion, subject to the assumptions and qualifications therein, to the effect that, based on the terms of the offered notes, the transactions relating to the leases and related leased vehicles allocated to the Transaction SUBI as set forth herein and the applicable provisions of the trust agreement and related documents, (i) the offered notes (other than any notes, if any, owned by: (A) the issuing entity or a person considered to be the same person as the issuing entity for United States federal income tax purposes, (B) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for United States federal income tax purposes), (C) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (D) a disregarded entity owned directly or indirectly by a person described in preceding clause (B) or (C)) will be treated as debt for United States federal income tax purposes; and (ii) for United States federal income tax purposes, the issuing entity will not be classified as an association or a publicly traded partnership taxable as a corporation. Noteholders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although Special Tax Counsel will issue opinions to the effect described above, the IRS may successfully take a contrary position and the tax opinions are not binding on the IRS or on any court. The discussion below assumes the characterizations provided in these opinions are correct.

The Issuing Entity

At closing the issuing entity will be disregarded as separate from its owner, the depositor, for United States federal income tax purposes but may be treated as a partnership should the depositor transfer any of the certificates to another party (that is not treated as the same person as the depositor for United States federal income tax purposes) or should any of the notes be characterized by the IRS as equity of the issuing entity.

If the issuing entity is treated as a partnership for United States federal income tax purposes, partnership audit rules would generally apply to the issuing entity. Under these rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under these provisions (including any amendments thereto) and IRS regulations so that the issuing entity’s members, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules.

Tax Consequences to U.S. Noteholders

Treatment of Stated Interest. Assuming the offered notes are treated as debt for United States federal income tax purposes and are not issued with OID, stated interest on an offered note will be taxable to a U.S. noteholder for U.S. federal income tax purposes as ordinary income when received or accrued in accordance with the noteholder’s regular method of accounting for such purposes. Interest received on a note may constitute “investment income” for purposes of some limitations of the Code concerning the deductibility of investment interest expense.

Treatment of OID. It is possible that one or more classes of offered notes may be issued with OID. In general, OID is the excess of the stated redemption price at maturity of a debt instrument over its issue price, unless that excess falls within a statutorily defined de minimis exception (i.e., is less than 0.25% of the weighted average maturity of the debt instrument (determined by taking into account the number of complete years following issuance until payment is made for each partial principal payment) multiplied by the stated redemption price at maturity of the debt instrument). An offered note’s stated redemption price at maturity is the aggregate of all payments required to be made under the offered note through maturity except for payments of “qualified stated interest.” Qualified stated interest is generally interest that is unconditionally payable in cash or property, other than debt instruments of the issuing entity, at fixed intervals of one year or less during the entire term of the instrument at specified rates. The issue price of an offered note will be the first price at which a substantial amount of the offered notes of the applicable class is sold, excluding sales to bond holders, brokers or similar persons acting as initial purchasers, placement agents or wholesalers.

If an offered note were treated as being issued with OID, a U.S. noteholder would be required to include OID in income for U.S. federal income tax purposes as interest over the term of the offered note under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, each payment under an offered note (other than a payment of qualified stated interest not yet required to be included in oncome) would be treated as an amount already included in income, to the extent of OID that has accrued as of the date of the distribution and is not allocated to prior distributions, or as a repayment of principal. This treatment would have no significant effect on U.S. noteholders using the accrual method of accounting. However, cash method U.S. noteholders may be required to report income on the offered notes in advance of the receipt of cash attributable to that income.

In the case of a debt instrument as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under Section 1272(a)(6) of the Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and regulations could be adopted changing the application of these provisions to the offered notes. It is unclear whether those provisions would be applicable to the offered notes in the absence of such regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the offered notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon any actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), the issuing entity may determine any information reports or returns to the IRS and the noteholders regarding OID, if any, will be based on the assumption that the leases will prepay at a rate based on assumptions, if any, used in pricing the offered notes offered hereunder. However, no representation will be made regarding the prepayment rate of the leases. Accordingly, noteholders are advised to consult their own tax advisors regarding the impact of any prepayments under the leases (and the OID rules) if the offered notes offered hereunder are issued with OID.

In the case of an offered note purchased with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the offered note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the offered note. Any such amount of de minimis OID includible in income is generally treated as gain recognized on the retirement of the offered notes.

It is possible that certain offered notes will be treated as “Short-Term Notes”, which have a fixed maturity date not more than one year from the issue date. A U.S. noteholder of a Short-Term Note will generally not be required to include OID on the Short-Term Note in income as it accrues, provided the holder of the offered note is not an accrual method taxpayer, a bank, a broker or dealer that holds the offered note as inventory, a regulated investment company or common trust fund, or the beneficial owner of pass-through entities specified in the Code, or provided the holder does not hold the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon. Instead, the holder of a Short-Term Note would include the OID accrued on the offered note in gross income for U. S. federal income tax purposes upon a sale or exchange of the offered note or at maturity, or if the note is payable in installments, as principal is paid thereon. A holder of a Short-Term Note would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the offered note to the extent it exceeds the sum of the interest income, if any, and OID accrued on the offered note. However, a U.S. noteholder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the holder in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a Short-Term Note on a ratable, straight-line basis, unless the holder irrevocably elects, under regulations to be issued by the United States Department of the Treasury, to apply a constant interest method to such obligation, using the holder’s yield to maturity and daily compounding.

Market Discount

The offered notes, whether or not issued with OID, will be subject to the “market discount rules” of Section 1276 of the Code. In general, these rules provide that if the U.S. noteholder purchases an offered note at a market discount (that is, a discount from its stated redemption price at maturity (which is generally the stated principal amount) or if the related offered notes were issued with OID, its original issue price (as adjusted for accrued original issue discount, that exceeds a de minimis amount specified in the Code)) and thereafter (a) recognizes gain upon a disposition, or (b) receives payments of principal, the lesser of (i) that gain or principal payment or (ii) the accrued market discount, will be taxed as ordinary interest income. Generally, the accrued market discount will be the total market discount on the related offered note multiplied by a fraction, the numerator of which is the number of days the U.S. noteholder held that offered note and the denominator of which is the number of days from the date the U.S. noteholder acquired that offered note until its maturity date. The U.S. noteholder may elect, however, to determine accrued market discount under the constant-yield method.

Limitations imposed by the Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry an offered note with accrued market discount. A U.S. noteholder may elect to include market discount in gross income as it accrues and, if that U.S. noteholder makes such an election, it is exempt from this rule. Any such election will apply to all debt instruments acquired by the taxpayer on or after the first day of the first taxable year to which that election applies. The adjusted basis of an offered note subject to that election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or taxable disposition.

Total Accrual Election

A U.S. noteholder may elect to include in gross income all interest that accrues on an offered note using the constant-yield method described above under the heading “—Original Issue Discount,” with modifications described below. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under “—Amortizable Bond Premium”) or acquisition premium (described below under – “Acquisition Premium”).

In applying the constant-yield method to an offered note with respect to which this election has been made, the issue price of the offered note will equal the electing U.S. noteholder’s adjusted basis in the offered note immediately after its acquisition, the issue date of the offered note will be the date of its acquisition by the electing U.S. noteholder, and no payments on the offered note will be treated as payments of qualified stated interest. This election will generally apply only to the offered note with respect to which it is made and may not be revoked without the consent of the IRS. U.S. noteholders should consult with their own advisers as to the effect in their circumstances of making this election.

Amortizable Bond Premium

In general, if a U.S. noteholder purchases an offered note at a premium (that is, an amount in excess of the amount payable upon the maturity thereof), that U.S. noteholder will be considered to have purchased such offered note with “amortizable bond premium” equal to the amount of that excess. That U.S. noteholder may elect to amortize the bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant-yield method over the remaining term of the offered note. That U.S. noteholder’s tax basis in the offered note will be reduced by the amount of the amortized bond premium. Any elections to amortize the bond premium as an offset to interest income will apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the U.S. noteholder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on an offered note held by a U.S. noteholder who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of such offered note.

Acquisition Premium

A U.S. noteholder that purchases in a secondary market an offered note that was originally issued with OID, for an amount that is less than or equal to the sum of all amounts (other than payments of qualified stated interest) payable on the offered note after the purchase date but that is in excess of its adjusted issue price (such excess being “acquisition premium”) and that does not make the election described above, is permitted to reduce the daily portions of OID, if any, by a fraction, the numerator of which is the excess of the U.S. noteholder’s adjusted basis in the offered note immediately after its purchase over the adjusted issue price of the offered note, and the denominator of which is the excess of the sum of all amounts payable on the offered note after the purchase date, other than payments of qualified stated interest, over the offered note’s adjusted issue price.

U.S. noteholders should consult their tax advisors with regard to OID, market discount and premium matters concerning their offered notes.

Disposition of Offered Notes

If a U.S. noteholder sells an offered note, the U.S. noteholder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the noteholder’s adjusted tax basis in the offered note. The adjusted tax basis of the offered note to a particular U.S. noteholder will equal the U.S. noteholder’s cost for the offered note, increased by any OID and market discount previously included by the U.S. noteholder in income from the note and decreased by any amortizable bond premium previously amortized and any principal payments previously received by the U.S. noteholder on the offered note. Any gain or loss will be capital gain or loss if the offered note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the offered note was held by the U.S. noteholder for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Net Investment Income. Certain non-corporate U.S. noteholders will be subject to a 3.8 percent tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally will include interest, OID and market discount realized on an offered note and any net gain recognized upon a disposition of an offered note. U.S. noteholders should consult their tax advisors regarding the applicability of this tax in respect of their offered notes.

Tax Consequences to Non-U.S. Noteholders

If interest paid to or accrued by a Non-U.S. noteholder is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. noteholder (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. noteholder), the interest generally will be considered “portfolio interest,” and generally will not be subject to United States federal income tax and withholding tax (however see the discussion of FATCA below), as long as the Non-U.S. noteholder:

•

is not actually or constructively a “10 percent shareholder” of the depositor (or of a holder of 10 percent of the applicable outstanding certificates), or a “controlled foreign corporation” with respect to which the issuing entity or depositor is a “related person” within the meaning of the Code; and

•

provides an appropriate statement on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, signed under penalties of perjury, certifying that the beneficial owner of the offered note is not a United States person within the meaning of Section 7701(a)(30) of the Code (a “Non-U.S. Person”) and providing that Non-U.S. noteholder’s name and address. If the information provided in this statement changes, the Non-U.S. noteholder must so inform the issuing entity (or, if applicable, other intermediary) within 30 days of change.

If the interest were not portfolio interest or if applicable certification requirements were not satisfied, and if the interest is not effectively connected with the conduct of a trade or business in the United States (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. noteholder), then the interest would be subject to United States federal income and withholding tax at a rate of 30 percent unless reduced or eliminated pursuant to an applicable tax treaty. Non-U.S. noteholders should consult their tax advisors with respect to the application of the withholding and information reporting regulations to their particular circumstances.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of an offered note by a Non-U.S. noteholder will be exempt from United States federal income and withholding tax, provided that:

•

the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. noteholder (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. noteholder); and

•	in the case of a foreign individual, the Non-U.S. noteholder is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on an offered note held by a Non-U.S. noteholder is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. noteholder (and under certain tax treaties is attributable to a United States permanent establishment maintained by such Non-U.S. noteholder), the Non-U.S. noteholder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, generally will be subject to United States federal income tax on such interest, gain or income at regular federal income tax rates. In addition, if the Non-U.S. noteholder is a foreign corporation, it may be subject to a branch profits tax equal to the currently applicable rate of its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable tax treaty.

Related-Party Note Acquisition Considerations

The United States Department of the Treasury and the IRS have issued Treasury Regulations under Section 385 of the Code that address the debt or equity treatment of instruments held by certain parties related to the issuing entity. In particular, in certain circumstances, an offered note that otherwise would be treated as debt is treated as equity for United States federal income tax purposes during periods in which the offered note is held by an applicable related party (meaning a member of an “expanded group” that includes the issuing entity (or its owner(s)), generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). Under the Treasury Regulations, any offered notes treated as equity under these rules could result in adverse tax consequences to such related party noteholder, including that United States federal withholding taxes could apply to distributions on the offered notes. If the issuing entity were to become liable for any such withholding or failure to so withhold, the resulting impositions could reduce the cash flow that would otherwise be available to make payments on all offered notes. In addition, when a recharacterized offered note is acquired by a beneficial owner that is not an applicable related party, that offered note is generally treated as reissued for United States federal income tax purposes and thus may have tax characteristics differing from offered notes of the same class that were not previously held by a related party. As a result of considerations arising from these rules, the trust agreement will provide restrictions on certain potential holders of certificates if they are related to a noteholder. The issuing entity does not expect that these Treasury Regulations will apply to any of the offered notes. However, the Treasury Regulations are complex and have not yet been applied by the IRS or any court. In addition, the IRS has reserved certain portions of the Treasury Regulations pending its further consideration. Prospective investors are urged to consult their tax advisors regarding the possible effects of these rules.

Information Reporting and Backup Withholding

Payments of principal and interest, as well as payments of proceeds from the sale, exchange, retirement or other taxable disposition of an offered note, may be subject to “backup withholding” tax under Section 3406 of the Code if a recipient of such payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld would be allowed as a credit against such recipient’s United States federal income tax, provided that appropriate proof is provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding will not apply with respect to payments made to certain exempt recipients. Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. Noteholders should consult their tax advisors regarding the rates for backup withholding, their qualification for exemption from backup withholding and information reporting and the procedure for obtaining such an exemption.

Foreign Account Tax Compliance Act

Pursuant to the Sections 1471 through 1474 of the Code and the Treasury Regulations promulgated thereunder (“FATCA”), a United States withholding tax at the rate of 30% is imposed on payments of interest or, under rules previously scheduled to take effect on January 1, 2019, on gross proceeds from the sale or other taxable disposition of the offered notes made to non-U.S. financial institutions and certain other non-U.S. non-financial entities (including, in some instances, where such an entity is acting as an intermediary) that fail to comply with certain information reporting obligations. Proposed Treasury Regulations would eliminate FATCA withholding on payments of gross proceeds from such sale or other taxable disposition. The issuing entity and any withholding agent may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. If an amount in respect of United States withholding tax were to be deducted or withheld from interest or principal payments on the offered notes as a result of a noteholder’s failure to comply with these rules or the presence in the payment chain of an intermediary that does not comply with these rules, neither the issuing entity nor any paying agent nor any other person would be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, investors may receive less interest or principal than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that offered notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding offered notes through financial institutions in) those countries. Non-U.S. noteholders should consult their own tax advisors regarding FATCA and whether it may be relevant to their purchase, ownership and disposition of the offered notes.

Possible Alternative Characterization

Although as described above, Special Tax Counsel will deliver an opinion that the offered notes will be properly treated as debt for United States federal income tax purposes, no ruling will be sought from the IRS on the characterization of the offered notes for such purposes and the opinion of Special Tax Counsel will not be binding on the IRS. Thus, no assurance can be given that such a characterization will prevail. Were the IRS to contend successfully that the offered notes were not debt obligations for United States federal income tax purposes, the issuing entity would be classified for United States federal income tax purposes as a partnership.

If the offered notes (whether some or all the classes of offered notes) were treated as equity interests in a partnership, the issuing entity would be treated as a “publicly traded partnership” if the notes are considered listed on an exchange or traded on a secondary market or the substantive equivalent. No effort will be made to monitor the notes, and they may very well be so treated if considered equity. A publicly traded partnership is taxed in the same manner as a corporation unless at least 90% of its gross income consists of specified types of “qualifying income.” The issuing entity is not expected to qualify for the “qualifying income” exception.

If the issuing entity was treated as a publicly traded partnership taxable as a corporation, the issuing entity would be subject to United States federal income taxes (and state and local taxes) at corporate tax rates on its net income. Distributions on the recharacterized notes might not be deductible in computing the issuing entity’s taxable income, and distributions to the noteholders of such notes would probably be treated as dividends to the extent paid out of after-tax earnings. Such an entity-level tax could result in reduced distributions to noteholders, or the noteholders could be liable for a share of such tax. In addition, payments on recharacterized notes to Non-U.S. noteholders would be subject to withholding tax regardless of whether the issuing entity is taxed as a corporation or a partnership (subject to the application of an applicable income tax treaty).

Alternatively, if the issuing entity were treated as a partnership other than a publicly traded partnership taxable as a corporation, the issuing entity itself would not be subject to United States federal income tax, but noteholders that were determined to be partners in the partnership may have adverse United States federal income tax consequences. For example, tax-exempt holders, including pension plans could recognize “unrelated business taxable income”. Non-U.S. noteholders would be subject to United States federal income and/or withholding tax (on income allocated to them and in connection with sales or transfers of a note) and tax filing requirements. In addition, payments on the recharacterized notes would likely be treated as “guaranteed payments” within the meaning of Section 707 of the Code, in which case the amount and timing of income to a U.S. noteholder would generally not be expected to materially differ from that which would be the case were the notes not recharacterized. On the other hand, if payments are not treated as “guaranteed payments”, note that U.S. noteholders would be taxed on the partnership income regardless of when distributions are made to them and are not entitled to deduct miscellaneous itemized deductions that are not allocable to a trade or business (which may include their share of partnership expenses). In addition, to the extent the partnership’s expenses are treated as allocable to a trade or business, the amount or value of interest expense deductions available to noteholders of recharacterized notes with respect to the partnership’s interest expense may be limited under the rules of Section 163(j) of the Code. In addition, the transferee of a recharacterized note could be required to withhold 10% of the purchase price (and the transferor could suffer such withholding) if the transferee does not obtain an affidavit meeting the requirements of Section 1446(f) of the Code or satisfy the requirements of guidance thereunder so as to exempt the amount realized from such withholding. If a transferee is required to withhold and does not, the issuing entity is required to withhold, but only on distributions to such transferee. The issuing entity has not created a mechanism for a transferee of a note recharacterized as equity to obtain such an affidavit from a transferor. To the extent partnership expenses are treated as investment expenses, individuals are generally subject to limitations on their ability to deduct their share of partnership expenses. All noteholders treated as equity holders may have adverse timing and character consequences.

In addition, as described above, partnership audit rules apply to partnerships and entities treated as partnerships. As described above, the parties responsible for the tax administration of the issuing entity will have the authority to utilize, and intend to utilize, any exceptions available so that the issuing entity’s equity holders, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. As such, holders of equity (including noteholders of notes recharacterized as equity) could be obligated to pay any such taxes and other costs, and may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules on them.

Because the issuing entity will treat the offered notes as indebtedness for United States federal income tax purposes, it will not comply with the tax reporting requirements applicable to the possible alternative characterizations of the notes discussed above. Except where indicated to the contrary, the following discussion assumes that the offered notes are debt for United States federal income tax purposes.

TAX SHELTER DISCLOSURE AND INVESTOR LIST REQUIREMENTS

Treasury Regulations directed at “potentially abusive” tax shelter activity can apply to transactions not conventionally regarded as tax shelters. These regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction” and to retain certain information relating to such transactions. Organizers and sellers of the transaction are required to maintain records including investor lists containing identifying information and to furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to an investment in the securities. A noteholder may be required to report an investment in the securities even if the securities are treated as debt for United States federal income tax purposes. Significant penalties can be imposed for failure to comply with these disclosure and investor list requirements. Prospective investors should consult their tax advisors concerning any possible disclosure obligation with respect to their investment.

Prospective investors should consult their tax advisors concerning any possible disclosure obligation with respect to an investment in the securities, and should be aware that the depositor and other participants in the transaction intend to comply with such disclosure and investor list requirement as each participant in its own discretion determines apply to it with respect to this transaction.

STATE AND LOCAL TAX CONSEQUENCES

The above discussion does not address the tax treatment of the notes or the issuing entity under any state or local tax laws. The activities to be undertaken by the servicer in servicing the leases and leased vehicles and collecting lease payments will take place throughout the United States and, therefore, many different tax regimes potentially apply to different portions of these transactions. Additionally, it is possible a state or local jurisdiction may assert its right to impose tax on the issuing entity with respect to its income related to leases and leased vehicles collected from customers located in such jurisdiction. It is also possible that a state may require that a noteholder treated as an equity-owner (including non-resident holders) file state income tax returns with the state pertaining to leases and leased vehicles collected from customers located in such state (and may require withholding on related income). Certain states have also recently enacted partnership audit rules that correspond with the audit rules that now apply to partnerships for United States federal income tax purposes, and similar considerations apply to those state partnership audit rules as apply to the current federal partnership audit rules. Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of the issuing entity as well as any state and local tax considerations for them of purchasing, holding and disposing of offered notes, certificates or membership interests.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the following discussion, the offered notes may be acquired with assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Code or an entity or account deemed to hold “plan assets” of any of the foregoing (each a “Benefit Plan”) as well as by an “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to Title I of ERISA, a “plan” as defined in Section 4975 of the Code, or an entity or account deemed to hold “plan assets” of the foregoing (together with Benefit Plans, “Plans”). Section 406 of ERISA and Section 4975 of the Code prohibit a Benefit Plan from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Benefit Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of the Benefit Plan. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. The prudence of a particular investment must be determined by the responsible fiduciary of a Benefit Plan by taking into account the particular circumstances of the Benefit Plan and all of the facts and circumstances of the investment, including, but not limited to, the matters discussed under “Risk Factors” in this prospectus and the fact that in the future, there may be no market in which such fiduciary will be able to sell or otherwise dispose of the notes should the Benefit Plan purchase them. Unless the context clearly indicates otherwise, any reference in this section to the acquisition, holding or disposition of the notes will also mean the acquisition, holding or disposition of a beneficial interest in such notes.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan that purchased notes if assets of the issuing entity were deemed to be assets of the Benefit Plan. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “ERISA regulation”), the assets of the issuing entity would be treated as plan assets of a Benefit Plan for the purposes of ERISA and the Code only if the Benefit Plan acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the ERISA regulation were applicable. An equity interest is defined under the ERISA regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, the depositor believes that, as of the closing date, the offered notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the ERISA regulation. This determination is based in part upon the traditional debt features of the offered notes, including the reasonable expectation of purchasers of notes that the offered notes will be repaid when due, traditional default remedies, as well as the absence of conversion rights, warrants or other typical equity features. The debt treatment of the offered notes for ERISA purposes could change if the issuing entity incurs losses. This risk of recharacterization is enhanced for notes that are subordinated to other classes of securities.

However, without regard to whether the offered notes are treated as an equity interest for purposes of the ERISA regulation, the acquisition or holding of the offered notes by, or on behalf of, a Benefit Plan could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, the servicer, the administrator, the underwriters, the owner trustee, the indenture trustee or any of their affiliates is or becomes a party in interest or a disqualified person with respect to such Benefit Plan. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of the offered notes by a Benefit Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 96-23, (as amended), regarding transactions effected by “in-house asset managers”; PTCE 95-60 (as amended), regarding investments by insurance company general accounts; PTCE 91-38 (as amended), regarding investments by bank collective investment funds; PTCE 90-1 (as amended), regarding investments by insurance company pooled separate accounts; and PTCE 84-14 (as amended), regarding transactions effected by “qualified professional asset managers”. In addition to the class exemptions listed above, the Pension Protection Act of 2006 provides a statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a Benefit Plan and a person or entity that is a party in interest or disqualified person to such Benefit Plan solely by reason of providing services to the Benefit Plan or a relationship to such service providers (other than a party in interest or disqualified person that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the Benefit Plan involved in the transaction), provided that there is adequate consideration for the transaction. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There is a risk that none of these, or any other exemption, will be available with respect to any particular transaction involving the offered notes and prospective purchasers that are Benefit Plans should consult with their advisors regarding the applicability of any such exemption.

The underwriters, the trustees, the depositor, the servicer or their affiliates may be the sponsor of, or investment advisor with respect to, one or more Benefit Plans. Because these parties may receive certain benefits in connection with the sale or holding of offered notes, the acquisition of offered notes using plan assets over which any of these parties or their affiliates has investment authority might be deemed to be a violation of a provision of Title I of ERISA or Section 4975 of the Code. Accordingly, the offered notes may not be purchased using the assets of any Benefit Plan if any of the underwriters, the trustees, the depositor, the servicer or their affiliates has investment authority for those assets, or is an employer maintaining or contributing to the Benefit Plan, unless an applicable prohibited transaction exemption is available to cover such purchase.

Governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and other plans may not be subject to Title I of ERISA or to the prohibited transaction provisions under Section 4975 of the Code. However, federal, state, local or other laws or regulations governing the investment and management of the assets of such plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code discussed above and may include other limitations on permissible investments. In addition, any such plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code is subject to the prohibited transaction rules set forth in Section 503 of the Code. Accordingly, fiduciaries of governmental, church and other plans, in consultation with their advisors, should consider the requirements of their respective pension codes with respect to investments in the offered notes, as well as general fiduciary considerations.

By acquiring an offered note (or interest therein), each purchaser and transferee (and if the purchaser or transferee is a Plan, its fiduciary) will be deemed to represent and warrant that either (a) it is not acquiring and will not hold the offered note (or any interest therein) with any assets of (i) a Benefit Plan or (ii) any Plan that is subject to a law that is substantially similar to Title I of ERISA or Section 4975 of the Code (“Similar Law”) or (b) if it is a Benefit Plan or a Plan that is subject to Similar Law (i) such note is rated at least “BBB-” or its equivalent by at least one nationally recognized statistical rating organization at the time of purchase or transfer and (ii) the acquisition, holding and disposition of such note (or any interest therein) will not give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any Similar Law.

The sale of offered notes to a Plan is in no respect a representation that this investment meets all relevant legal requirements with respect to investments by Plans generally or by a particular Plan, or that this investment is appropriate for Plans generally or any particular Plan.

Prospective Plan investors should consult with their legal advisors concerning the impact of ERISA and Section 4975 of the Code or any other Similar Law, the effect of the assets of the issuing entity being deemed “plan assets” and the applicability of any exemption prior to making an investment in the offered notes. Each Plan fiduciary should determine whether under the fiduciary standards of investment prudence and diversification, an investment in the offered notes is appropriate for the Plan, also taking into account the overall investment policy of the Plan and the composition of the Plan’s investment portfolio.

None of the issuing entity, the depositor, the administrator, the indenture trustee, the owner trustee, any underwriter, or any of their respective affiliated entities will act as a fiduciary to a Plan with respect to such Plan’s decision to invest in the offered notes, to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the acquisition of any of the offered notes by any Plan. The sale of the offered notes to a Plan is in no respect a representation by the issuing entity, the depositor, the administrator, the trustees, any underwriter or any of their respective affiliated entities that such investment meets all relevant legal requirements for investments by Plans generally or by any particular Plan, or that an investment is appropriate for Plans generally or for any particular Plan.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement relating to the offered notes, the depositor has agreed to sell and the underwriters named below have severally but not jointly agreed to purchase the principal amount of the offered notes set forth opposite its name below subject to the satisfaction of certain conditions precedent.

Underwriter	Principal Amount of Class A-1 Notes(1)(2)			Principal Amount of Class A-2[a] Notes(1)(2)			[Principal Amount of Class A-2b Notes(1)(2)]			Principal Amount of Class A-3 Notes(1)(2)			Principal Amount of Class A-4 Notes(1)(2)
[__________]	$			$			$			$			$
[__________]
[__________]

Total	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]

[Underwriter	Principal Amount of Class B Notes(1)(2)
[__________]	$
[__________]
[__________]

Total	$	[	•]]

(1) [Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of PFS.]

(2) [All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the offered notes if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The depositor has been advised by the underwriters that the underwriters propose to offer the offered notes to the public initially at the offering prices set forth on the cover page of this prospectus and to certain dealers at these prices less the concessions and reallowance discounts set forth below:

Class	Selling Concession Not to Exceed(1)	Reallowance Discount Not to Exceed
Class A-1 Notes	[•]%	[•]%
Class A-2[a] Notes	[•]%	[•]%
[Class A-2b Notes]	[•]%	[•]%
Class A-3 Notes	[•]%	[•]%
Class A-4 Notes	[•]%	[•]%
[Class B Notes]	[•]%	[•]%

(1)	In the event of possible sales to affiliates, one or more of the underwriters may be required to forego a de minimis portion of the selling concession they would otherwise be entitled to receive.

If all of the classes of offered notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms. After the initial public offering, the underwriters may change the public offering price and selling concessions and reallowance discounts to dealers.

The offered notes will be sold by the depositor to the underwriters, who will offer the notes from time to time in negotiated transactions at varying prices to be determined at the time of sale, subject to prior sale, when, as and if delivered to and accepted by the underwriters and subject to various prior conditions, including the underwriters’ right to reject orders in whole or in part.

The depositor and PFS have agreed, jointly and severally, to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect thereof. In the opinion of the SEC, such indemnification for liabilities of an indemnified person for such person’s violations of securities laws is against public policy as expressed in the Securities Act and may, therefore, be unenforceable.

Until the distribution of the offered notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the prices of the offered notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such offered notes.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the offered notes in accordance with Regulation M under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered notes so long as the stabilizing bids do not exceed a specified maximum. Syndicate coverage transactions involve purchases of the offered notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the offered notes originally sold by the syndicate member are purchased in a syndicate covering transaction. These over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the offered notes to be higher than they would otherwise be in the absence of these transactions. Neither the depositor nor any of the underwriters will represent that it will engage in any of these transactions or that these transactions, once commenced, will not be discontinued without notice.

It is expected that delivery of the offered notes will be made against payment therefor on or about the closing date. Rule 15c6-1 of the SEC under the Exchange Act generally requires trades in the secondary market to settle in one Business Day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the offered notes on the date hereof will be required, by virtue of the fact that the offered notes initially will settle more than one Business Day after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of offered notes who wish to trade offered notes on the date hereof consult their own advisors.

[In the ordinary course of its business one or more of the underwriters and their respective affiliates have provided, and in the future may provide other investment banking and commercial banking services to the depositor, the servicer, the issuing entity and their affiliates.]

As discussed under “Use of Proceeds” above, the depositor or its affiliates will apply all or a portion of the net proceeds of the offering of the offered notes to pay their respective debts secured by the Included Units prior to their allocation to the Transaction SUBI, and for general purposes. One or more of the underwriters, the indenture trustee, the owner trustee and/or their respective affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, may receive a portion of the proceeds as a repayment of that debt.

The indenture trustee, on behalf of the issuing entity and at the direction of the servicer, may from time to time invest the funds in accounts and permitted investments acquired from the underwriters or their affiliates.

The offered notes are new issues of securities with no established trading market and there is a risk that one will not develop or, if it does develop, that it will continue or that it will provide sufficient liquidity. The underwriters tell us that they intend to make a market in the offered notes as permitted by applicable laws and regulations. However, the underwriters are not obligated to make a market in the offered notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, we give no assurance regarding the liquidity of, or trading markets for, the offered notes.

The depositor will receive aggregate proceeds of approximately $[•] from the sale of the offered notes (representing approximately [•]% of the initial note balance of the offered notes) after paying the aggregate underwriting discount of $[•] on the offered notes. Additional offering expenses are estimated to be $[•].

Certain of the offered notes initially may be retained by the depositor or an affiliate of the depositor (the “Retained Notes”). Any Retained Notes will not be sold to the underwriters under the underwriting agreement. Retained Notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the Retained Notes. If the Retained Notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The Retained Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

Offering Restrictions

Each underwriter has severally, but not jointly, represented to and agreed with the depositor and PFS that:

•

it will not offer or sell any offered notes within the United States, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities, bank regulatory or other applicable law; and

•

it will not offer or sell any offered notes in any other country, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities law.

United Kingdom

Each underwriter has, severally and not jointly, represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any UK retail investor in the UK. For these purposes:

(a)	the expression “UK retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Commission Delegated Regulation (EU) 2017/565 as it forms part of UK domestic law, and as amended;

(ii)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (such rules or regulations, as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law, and as amended; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law (as amended, the “UK Prospectus Regulation”); and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Each underwriter has also, severally and not jointly, represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the UK.

European Economic Area

Each underwriter has, severally and not jointly, represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any EU retail investor in the EEA. For these purposes:

(a)	the expression “EU retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);

(ii)	a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”); and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

FORWARD-LOOKING STATEMENTS

This prospectus (including any related free writing prospectus prepared by us or on our behalf, if any) and the documents incorporated by reference herein contain forward-looking statements. In addition, certain statements made in future SEC filings by the sponsor, the issuing entity or the depositor, in press releases and in oral and written statements made by or with the sponsor’s, the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include those that discuss, among other things, outlook or other non-historical matters; projections, expenses, future cash flows; our expectations and intentions; and the assumptions that underlie these matters. Forward-looking statements often use words such as “will,” “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “forecast,” “outlook,” or other words of similar meaning. The sponsor, the issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Numerous factors could cause the return on your investment in the notes to differ materially from your expectations based on such forward-looking statements, including, among other things:

•	the characteristics, servicing and performance of the leases, which could result in delays in payment or losses on your notes;

•	the limited nature of the issuing entity’s assets, which could result in delays in payment or losses on your notes arising from shortfalls or delays in amounts available to make payments on the notes;

•	adverse events affecting the servicer, its affiliates or other transaction parties, which could result in losses on your notes or reduce the market value or liquidity of your notes;

•

the issuance of multiple classes of notes by the issuing entity or retention of notes by the depositor or its affiliates, which may result in your notes being more sensitive to losses, being affected by conflicts of interest between classes and having reduced liquidity or voting power because of such retention;

•	certain features of the notes and financial market disruptions, which may adversely affect the return on your notes or the market value and liquidity of your notes;

•	other risk factors identified from time to time in our public disclosures, including in the reports that we file with the SEC.

You should carefully consider the factors referred to above in evaluating these forward-looking statements.

When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and in the documents incorporated by reference. See the factors set forth under the “Risk Factors” in this prospectus.

Future performance and actual results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of the sponsor, the issuing entity or the depositor to control or predict. The forward-looking statements made by us or on our behalf speak only as of the date they are made or as of the date indicated, and the sponsor, the issuing entity and the depositor do not undertake any obligation to update forward-looking statements as a result of new information, future events or otherwise.

LEGAL PROCEEDINGS

[Insert disclosure required by Item 1117 of Regulation AB regarding any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer contemplated by Item 1108(a)(3) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is the subject, that is material to security holders. Include similar information as to any such proceedings known to be contemplated by governmental authorities.]

LEGAL MATTERS

Certain legal matters with respect to the notes, including United States federal income tax matters, will be passed upon for the servicer and the depositor by [_____________]. Certain legal matters for the underwriters will be passed upon by [____________].

GLOSSARY

“Available Funds” means, for any payment date and the related Collection Period, if any, an amount equal to the sum of the following amounts: (i) all Collections identified by the servicer during such Collection Period (other than any scheduled lease payment received in a Collection Period prior to the Collection Period in which such scheduled lease payment is due), (ii) any reallocation payments made by the servicer, (iii) any reallocation payments made by the seller, (iv) all amounts on deposit in the collection account in connection with the redemption of the notes on the redemption date, (v) any advances made by the servicer in connection with such payment date and (vi) all investment earnings (if any) on amounts on deposit in the collection account and the reserve account for the related Collection Period.

[“Benchmark” means, initially, the [SOFR Rate][Insert Other Benchmark Rate]; provided that if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the [SOFR Rate][Insert Other Benchmark Rate] or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.]

[“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(1) the sum of (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2) the sum of (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3) the sum of (a) the alternate rate of interest that has been selected by the administrator as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.]

[“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(1) the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the administrator giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.]

[“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the Interest Period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the administrator determines is reasonably necessary).]

[“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.]

[“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.]

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the states of Delaware, Georgia or New York, or in the state in which the corporate trust office of the indenture trustee, the owner trustee or the account bank is located, are authorized or obligated by law, executive order or government decree to be closed.

“Class A-1 Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-1 notes.

“Class A-2[a] Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-2[a] notes.

[“Class A-2b Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-2b notes].

“Class A-3 Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-3 notes.

“Class A-4 Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-4 notes.

[“Class B Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class B notes.]

“Collection Period” means the period commencing on the first day of each calendar month and ending on the last day of such calendar month (or, in the case of the initial Collection Period, the period commencing on the close of business on the cut-off date and ending on [________], 20[__]). As used in this prospectus, the “related” Collection Period with respect to any date of determination or payment date will be deemed to be the Collection Period which immediately precedes that date of determination or payment date.

“Collections” means, with respect to any Collection Period, an amount equal to the following, but only to the extent relating solely to the Transaction SUBI Portfolio (a) all scheduled lease payments on any lease that are paid during such Collection Period, (b) Sales Proceeds in respect of any leased vehicle and (c) Excess Wear Charges (unless waived), excess mileage charges (unless waived) and any other payments, receipts, Recoveries, or any residual value insurance proceeds and other insurance proceeds paid by or on behalf of any lessee or otherwise with respect to any Included Unit; provided that the term “Collections” will not include (i) Supplemental Servicing Fees, (ii) payments allocable to sales, use or other taxes (which will be collected by the servicer and remitted to the applicable Governmental Authority or used to reimburse the servicer for payment of such amounts in accordance with customary servicing practices), (iii) payments allocable, if any, to premiums for insurance policies purchased by the servicer on behalf of any lessee (which will be collected by the servicer and remitted to the applicable insurance company (or if such amounts were paid by the servicer, to the servicer) in accordance with customary servicing practices), (iv) payments allocable to fines for parking violations incurred by any lessee but assessed to the origination trust as the owner of the related vehicle (which will be collected by the servicer and remitted to the applicable governmental authority (or if such amounts were paid by the servicer, to the servicer) in accordance with customary servicing practices) and (v) rebates of premiums with respect to the cancellation of any insurance policy or service contract.

[“Controlling Class” means, with respect to any notes outstanding, the Class A notes (voting together as a single class) as long as any Class A notes are outstanding, and thereafter the Class B notes as long as any Class B notes are outstanding.]

“Defaulted Unit” means any Unit with a related lease for which any of the following has occurred during a Collection Period:

•	any payment on such lease is past due 120 or more days;

•	the related vehicle has been repossessed but has not been charged off; or

•	such related has been charged off in accordance with the customary servicing practices.

“Delinquency Trigger” means, for any payment date and the related Collection Period, [•]%.

“Excess Wear Charges” means, with respect to any Unit, the amount of charges for wear to the related vehicle identified by the servicer at the expiration of the lease.

[“First Allocation of Principal” means, with respect to any payment date, an amount equal to the excess, if any, of (x) the Note Balance of the Class A notes as of that payment date (before giving effect to any principal payments made on the Class A notes on that payment date) over (y) the aggregate Securitization Value of the Included Units as of the last day of the related Collection Period; provided, however, that the First Allocation of Principal for any payment date on and after the final scheduled payment date for any class of Class A notes will not be less than the amount that is necessary to reduce the Note Balance of that class of Class A notes to zero.]

“Included Units” means, for any Collection Period, all Units allocated to the Transaction SUBI as of such Collection Period, other than Units the beneficial interest in which were reallocated from the Transaction SUBI during such Collection Period.

“Interest Period” means, with respect to any specified payment date:

•

with respect to the Class A-1 notes [and the Class A-2b notes], the period from and including the most recent payment date on which interest has been paid (or, in the case of the first Interest Period, from and including the closing date) to but excluding the current Payment Date; and

•

with respect to the Class A-2[a] notes, the Class [A-3] notes[,] [and] the Class [A-4] notes [and the Class B notes], the period from and including the [__] day of the previous calendar month (or, in the case of the first Interest Period, from and including the closing date) to but excluding the [ ] day of the month in which that payment date occurs.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Non-U.S. Person” means any person other than (i) a citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state or the District of Columbia, (iii) an estate the income of which is includable in gross income for United States federal income tax purposes, regardless of its source, (iv) a trust, (1) if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of section 7701(a)(30) of the Code) has the authority to control all substantial decisions of the issuing entity or (2) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust, or (v) an entity or arrangement treated as a partnership for United States federal income tax purposes.

“Note Balance” means, with respect to any date of determination, for any class, the Class A-1 Note Balance, the Class A-2[a] Note Balance[, the Class A-2b Note Balance], the Class A-3 Note Balance[,][ or] the Class A-4 Note Balance [or the Class B Note Balance], as applicable, or with respect to the notes generally, the sum of all of the foregoing.

[“Principal Distribution Amount” means, for any payment date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal amount of the notes as of the immediately preceding payment date (after giving effect to any payments made to the holders of the notes on such payment date), or as of the closing date, in the case of the first payment date, over the excess of (b) the aggregate Securitization Value as of the last day of the related Collection Period minus the overcollateralization amount with respect to such payment date; provided, that the Principal Distribution Amount on and after the final scheduled payment date of any class of notes will not be less than the amount that is necessary to reduce the aggregate outstanding principal amount of that class of notes to zero; provided, further, that if the sum of the amounts in the reserve account and the remaining Available Funds after the payments under clauses first through [seventh] under “Description of the Transaction Documents—Priority of Payments” on that payment date would be sufficient to pay in full the aggregate unpaid principal amount of all of the outstanding notes and the servicer specifies in the servicer’s certificate that amounts on deposit in the reserve account will be included in the Reserve Account Draw Amount on any Payment Date in accordance with the provisions set forth in the second sentence of the definition of Reserve Account Draw Amount, then the Principal Distribution Amount for such payment date will mean an amount equal to the aggregate outstanding principal amount of all of the outstanding notes.]

“Postmaturity Term Extension” means, with respect to any Included Unit, that the servicer has granted an extension of the term of the related lease, and the lease term as so extended ends beyond the last day of the Collection Period immediately preceding the final scheduled payment date for the class of notes with the latest final scheduled payment date.

“Rating Agency Condition” means, with respect to any event or circumstance and each Hired Agency, either (a) written confirmation (which may be in the form of a letter, a press release or other publication, or a change in such Hired Agency’s published ratings criteria to this effect) by that Hired Agency that the occurrence of that event or circumstance will not cause such Hired Agency to downgrade, qualify or withdraw its rating assigned to any of the notes or (b) that such Hired Agency has been given notice of that event or circumstance at least ten days prior to the occurrence of that event or circumstance (or, if ten days’ advance notice is impracticable, as much advance notice as is practicable and is acceptable to such Hired Agency) and such Hired Agency will not have issued any written notice that the occurrence of that event or circumstance will itself cause such Hired Agency to downgrade, qualify or withdraw its rating assigned to the notes. Notwithstanding the foregoing, no Hired Agency has any duty to review any notice given with respect to any event, and it is understood that such Hired Agency may not actually review notices received by it prior to or after the expiration of the ten (10) day period described in clause (b) above. Further, each Hired Agency retains the right to downgrade, qualify or withdraw its rating assigned to all or any of the notes at any time in its sole judgment even if the Rating Agency Condition with respect to an event had been previously satisfied pursuant to clause (a) or clause (b) of this definition.

“Recoveries” means, with respect to any lease or leased vehicle that has become a Defaulted Unit, all monies collected by the servicer (from whatever source, including, but not limited to, proceeds of a deficiency balance recovered after the charge-off of the related lease) on such Defaulted Unit, net of any expenses incurred by the servicer in connection therewith, Supplemental Servicing Fees and any payments required by law to be remitted to the lessee.

[“Regular Allocation of Principal” means, with respect to any Payment Date, an amount not less than zero equal to (1) the excess, if any, of (a) the Note Balance of the Notes as of such Payment Date (before giving effect to any principal payments made on the Notes on such Payment Date) over (b) (i) the Pool Balance as of the end of the related Collection Period less (ii) the overcollateralization amount minus (2) the sum of the First Allocation of Principal and the Second Allocation of Principal for such Payment Date.]

“Relevant Governmental Body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY or any successor thereto.

“Reserve Account Draw Amount” means, for any payment date, the amount withdrawn from the reserve account, equal to the lesser of (a) the amount, if any, by which the sum of the amounts required to be paid pursuant to clauses first through [seventh] under “Description of the Transaction Documents—Priority of Payments” exceeds the sum of (i) Available Funds for such payment date and (ii) advances made by the servicer on such payment date, if any, or (b) the amount on deposit in the reserve account (excluding any investment earnings) on such payment date; provided, however, that if such payment date is the redemption date, the “Reserve Account Draw Amount” means an amount equal to the amount of cash or other immediately available funds on deposit in the reserve account on the redemption date.

“Sales Proceeds” means, with respect to any leased vehicle (including any leased vehicle related to a Defaulted Unit), an amount equal to the aggregate amount of sales proceeds received by the servicer from the purchaser in connection with the sale or other disposition of that leased vehicle, inclusive of (i) excess mileage charges and Excess Wear Charges charged to the lessee and (ii) any extension depreciation payments related to such leased vehicle, calculated in accordance with the customary servicing practices, net of any and all out-of-pocket costs and expenses incurred by the servicer in connection with that sale or other disposition, including without limitation, all inspection, repossession, auction, reconditioning, transport and any and all other similar liquidation and refurbishment costs and expenses and regardless of whether or not such proceeds exceed the Base Residual Value for such leased vehicle.

“SEC” means the Securities and Exchange Commission.

[“Second Allocation of Principal” means, with respect to any payment date, an amount equal to (1) the excess, if any, of (x) the sum of the Note Balance of the Class A notes and the Class B notes as of that payment date (before giving effect to any principal payments made on the Class A notes and the Class B notes on that payment date) over (y) the aggregate Securitization Value of the Included Units as of the last day of the related Collection Period Collection Period, minus (2) the First Allocation of Principal for that payment date; provided, however, that the Second Allocation of Principal on and after the final scheduled payment date for the Class B notes will not be less than the amount that is necessary to reduce the outstanding principal amount of the Class B notes to zero (after the application of the First Allocation of Principal).]

“Short-Term Note” means any note that has a fixed maturity date of not more than one year from the issue date of that note.

“Special Tax Counsel” means Mayer Brown LLP, as special federal tax counsel to the depositor.

“Specified Reserve Account Balance” means, for any payment date, an amount not less than [___]% of the aggregate Securitization Value as of the cut-off date; provided, however, on any payment date after the notes are no longer outstanding following payment in full of the principal of and interest on the notes, the “Specified Reserve Account Balance” will be $0.

“Supplemental Servicing Fees” means any and all (i) late fees, (ii) extension fees, (iii) prepayment charges, (iv) early termination fees or any other fees paid to the servicer in connection with the termination of any lease (other than scheduled lease payments and Excess Wear Charges and excess mileage charges), (v) non-sufficient funds charges and (vi) any and all other administrative fees or similar charges allowed by applicable law received by or on behalf of the servicer, the issuing entity, the depositor or the origination trust with respect to any Unit.

“Unit” means, collectively, a leased vehicle, the related lease and the other origination trust assets directly related to the lease and leased vehicle.

“Terminated Unit” means an Included Unit for which any of the following has occurred during a Collection Period:

•

the related leased vehicle was sold or otherwise disposed of by the servicer following (i) the related lease becoming a Defaulted Unit, (ii) the lease becoming subject to an End of Term Lease Loyalty Program or other marketing program or (iii) the scheduled or early termination (including any early termination by the related lessee) of the related lease;

•	the related lease became a Defaulted Unit or the related lease terminated or expired more than 120 days prior to the end of that Collection Period and the related leased vehicle was not sold; or

•

the servicer’s records, in accordance with its customary servicing practices, disclose that all insurance proceeds expected to be received have been identified by the servicer following a casualty or other loss with respect to the related leased vehicle.

INDEX

[SOFR Rate][Insert Other Benchmark Rate]	93
[SOFR] Adjustment Conforming Changes	94
[statistical] cut-off date	7, 64
10 percent shareholder	141
2020 NDAA	132
2021 NDAA	133
2022 NDAA	133
60-Day Delinquent Leases	99
AAA	103
ABS	81
account bank	45
acquisition premium	140
administration agreement	96
administrative lien	50
administrator	2, 43
advance	1, 106
AIFM Regulations	135
ALG	58
ALG at Inception	7, 66
ALG Mark to Market Residual	7, 66
amortizable bond premium	140
Appendix A	78
Assessment of Compliance	114
asset representations review agreement	96
asset representations reviewer	2
Asset Review	101
asset-level data	67
Attestation Report	115
Available Funds	151
Bankruptcy Code	126
base residual value	7
Base Residual Value	66
base servicing agreement	48
Benchmark	151
Benchmark Replacement	151
Benchmark Replacement Adjustment	151
Benchmark Replacement Conforming Changes	151
Benchmark Replacement Date	152
Benchmark Transition Event	152
Benefit Plan	144
Black Book	58
Black Book CPI	58
Business Day	152
calculation agent	2
CARB	18
CBP	18
Cede	v, 88
Centers	2
certificate	3
certificateholders	3, 43
CFPB	32
Charged-off Lease	132
Class A notes	3

Class A-1 Note Balance	152
Class A-2 notes	2
Class A-2[a] Note Balance	152
Class A-2b Note Balance	152
Class A-3 Note Balance	152
Class A-4 Note Balance	152
Class B Note Balance	153
Clearstream	88
closing date	3
Code	41, 115
Collection Period	153
Collections	153
Compounded SOFR	93
contractual residual value	58
controlled foreign corporation	141
Controlling Class	153
CPO	58
customary servicing practices	111
cut-off date	6
Defaulted Unit	153
defi	28
Defined Benefit Plan	26
Delinquency Percentage	99
Delinquency Trigger	99, 153
depositor	1, 50
Dodd-Frank Act	32, 127
DOJ	27
DTC	v
early termination	61
early termination liability amount	61
EEA	vii, 12
effectively connected earnings and profits	141
Eligibility Representations	98
End of Term Lease Loyalty Programs	61
EPA	18
ERISA	144
ERISA regulation	144
EU	12
EU Affected Investors	134
EU CRR	134
EU Due Diligence Requirements	134
EU PRIIPS Regulation	VIII
EU Prospectus Regulation	vii, 149
EU retail investor	vii, 149
EU Securitization Regulation	12, 134
Euroclear	88
event of default	6, 117
Excess Wear Charges	153
Exchange Act	147
FATCA	142
FDIC	127
final scheduled payment date	96
Financial Promotion Order	vii

First Allocation of Principal	153
fixed rate notes	3
floating rate notes	3
FRBNY	37
FRBNY’s Website	94
FSMA	vii
Hired Agencies	13
Included Units	153
indenture	88, 96
indenture trustee	2, 46
Insert Other Benchmark Rate	2
insolvency laws	123
Instituting Noteholders	100
Interest Period	154
Investment Company Act	11, 134
investors	88
IRS	136
ISDA Definitions	154
ISDA Fallback Adjustment	154
ISDA Fallback Rate	154
issuing entity	1, 43
issuing entity property	6
lemon laws	132
market discount rules	139
maturity date purchase option amount	64
MiFID II	vii, 149
monthly payment advance	106
monthly remittance condition	105
MSRP	7, 97
NCSL Trusts	33
NHTSA	18
Non-U.S. noteholder	137
Non-U.S. Person	141, 154
Note Balance	154
Note Factor	92
Note Owner	88
noteholder	137
Noteholder Direction	100
notes	3
offered notes	3
OID	41
OLA	127
optional purchase	108
optional purchase price	5, 108
origination trust	2, 42, 48
origination trust agreement	48
origination trustee	2, 48
Other SUBI	42
Other SUBI Certificates	49
overcollateralization amount	10, 108
override	57
owner trustee	2, 45
paying agent	46
payment date	3, 88
payment waterfall	106
PCNA	27, 51
PFS	v, 1, 51

PFS Custom Scorecard	57
PHEAA	33
Plans	144
Porsche AG	27, 51
portfolio interest	140
Postmaturity Term Extension	155
PRASR	134
Prepayment Assumption	81
Principal Distribution Amount	154
PTCE	145
Rating Agency Condition	155
reallocation payment	99
rebate advance	106
record date	3, 88
Recoveries	155
redemption price	5, 109
Reference Time	93
Regular Allocation of Principal	155
Regulation RR	11
related person	141
Relevant Governmental Body	155
Relevant Person	vii
remaining payment liability amount	61
requesting party	102
Reserve Account Draw Amount	155
Retained Notes	148
Review Expenses	101
Review Satisfaction Date	99
Rule 193 Information	78
Sales Proceeds	155
sales proceeds advance	106
SEC	v, 155
SECN	134
Second Allocation of Principal	156
securities account control agreement	45
securitization rate	8
Securitization Rate	66
securitization value	7
Securitization Value	66
seller	2, 55
servicer	1
servicer replacement events	112
servicing agreement	63
servicing fee	1, 110
Short-Term Note	156
Similar Law	145
SOFR	37
SOFR Adjustment Date	93
SOFR Determination Time	93
SOFR in arrears	94
SOFR Rate	2
Special Tax Counsel	156
specified reserve account balance	10
Specified Reserve Account Balance	156
sponsor	1
SR 2024	134
SUBI sale agreement	96

SUBI transfer agreement	96
Subject Leases	100
Supplemental Servicing Fees	156
Term SOFR	94
Term SOFR Administrator	94
Term SOFR Reference Rate	94
Terminated Unit	156
transaction documents	96
Transaction SUBI	i, 1, 42
Transaction SUBI Certificate	1, 42
Transaction SUBI servicing supplement	63, 96
Transaction SUBI supplement	63
Transaction SUBI Trust Agreement	63
Transportation Act	20
U.S. Government Securities Business Day	94

U.S. noteholder	137
U.S. Person	137
UCITS	134
UK	vii, 12
UK Affected Investors	135
UK CRR	135
UK Due Diligence Requirements	135
UK PRIIPS Regulation	vii
UK Prospectus Regulation	vii, 149
UK retail investor	vii, 148
UK Securitization Framework	12, 134
Unit	156
UTI	42
UTI Certificates	49
verification documents	99

APPENDIX A

STATIC POOL INFORMATION ABOUT PREVIOUS SECURITIZATIONS

[The information in Appendix A also will be presented in graphical format.]

A-1

APPENDIX B

CASH FLOW SCHEDULE

Modeling Assumption: The cash flow schedule appearing in the immediately following table was generated assuming (i) that the lessees make their remaining scheduled lease payments starting in [____], until all scheduled lease payments are made and (ii) that the residual value of the related leased vehicles is received in the month following the month in which the lease term ends.

Monthly Period Ended	Securitization Value		Monthly Lease Payment		Base Residual Value
Cut-Off Date	$	[____]	$	[____]	$	[____]
[____]		[____]		[____]		[____]

B-1

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor, the sponsor or the servicer underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that information herein or therein is correct as of any time since the date of this prospectus.

Porsche Innovative Lease Owner Trust 20[•]-[•]

Issuing Entity

Class A-1 Notes			$	[•]
Class A-2[a] Notes	[}	]	$	[•]
[Class A-2b Notes]
Class A-3 Notes			$	[•]
Class A-4 Notes			$	[•]
[Class B Notes]			$	[•]

Porsche Auto Funding LLC

Depositor

Porsche Financial Services, Inc.

Sponsor and Servicer

PROSPECTUS

UNDERWRITERS

[•]

[•]

Until [●], 20[●], which is ninety days following the date of this prospectus, all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions:

Registration Fee	$872,670.00
Legal Fees and Expenses	$2,835,000.00
Accountant Fees and Expenses	$346,500.00
Trustee Fees and Expenses	$425,250.00
Rating Agency Fees	$3,900,000.00
Printing Expenses	$315,000.00
Asset Representation Review Expenses	$30,000.00
Miscellaneous Expenses	$170,305.19
Total	$8,894,725.19

Item 13. Indemnification of Directors and Officers.

Porsche Auto Funding LLC

Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member, manager or other person from and against any and all claims and demands whatsoever.

Porsche Auto Funding LLC, the registrant, was formed under the laws of the State of Delaware. The limited liability company agreement of the registrant provides, in effect that, subject to certain limited exceptions, it will indemnify its members, officers, directors, independent directors, employees and agents of the registrant, and employees, representatives, agents or affiliates of any of the foregoing (collectively, the “Covered Persons”), to the fullest extent permitted by applicable law, for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the limited liability company agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the limited liability company agreement by the registrant shall be provided out of and to the extent of registrant assets only, and the members shall not have personal liability on account thereof.

To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the registrant prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the registrant of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the limited liability company agreement.

A Covered Person shall be fully protected in relying in good faith upon the records of the registrant and upon such information, opinions, reports or statements presented to the registrant by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the registrant, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the registrant or to any other Covered Person, a Covered Person acting under the limited liability company agreement shall not be liable to the registrant or to any other Covered Person for its good faith reliance on the provisions of the limited liability company agreement or any approval or authorization granted by the registrant or any other Covered Person.

Reference is also made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto among the Registrant, Porsche Financial Services, Inc. and the underwriters named therein, (see Exhibit 1.1), which provides for indemnification by and of the Registrant in certain circumstances.

Item 14. Exhibits.

EXHIBITS
Exhibit No.	Description

1.1	Form of Underwriting Agreement*
3.1	Certificate of Formation of the Depositor
3.2	Limited Liability Company Agreement of the Depositor
4.1	Form of Indenture (including forms of Notes) between Porsche Innovative Lease Owner Trust 20[•]-[•] and [•], as Indenture Trustee*
5.1	Opinion of Mayer Brown LLP with respect to legality*
5.2	Opinion of Richards Layton & Finger, P.A. with respect to legality*
8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters*
10.1	Form of SUBI Sale Agreement between Porsche Funding Limited Partnership, as Seller, and Porsche Auto Funding LLC, as Buyer*
10.2	Form of SUBI Transfer Agreement between Porsche Auto Funding LLC, as Seller, and Porsche Innovative Lease Owner Trust 20[•]-[•], as Issuer*
10.3	Form of Administration Agreement among Porsche Innovative Lease Owner Trust 20[•]-[•], as Issuer, Porsche Financial Services, Inc., as Administrator, and [•], as Indenture Trustee*
10.4	Form of Amended and Restated Trust Agreement between Porsche Auto Funding LLC, as Depositor, and [•], as Owner Trustee*
10.5	Form of Asset Representations Review Agreement among Porsche Innovative Lease Owner Trust 20[•]-[•], as Issuer, Porsche Financial Services, Inc., as Sponsor and as Servicer, and [•], as Asset Representations Reviewer*
10.6	Form of Securities Account Control Agreement among Porsche Innovative Lease Owner Trust 20[•]-[•], as Issuer, Porsche Financial Services, Inc., as Servicer, [•], as Indenture Trustee, and [•], as Securities Intermediary*
10.7	Amended and Restated Servicing Agreement, dated as of November 14, 1997, by Porsche Leasing Ltd. and Porsche Credit Corporation, as Servicer
10.8	Form of Transaction SUBI Supplement 20[•]-[•] to Amended and Restated Servicing Agreement among Porsche Leasing Ltd., as Origination Trustee, Porsche Financial Services, Inc., as Servicer, and Wilmington Trust Company, as Origination Trustee*
10.9	Amended and Restated Trust Agreement of Porsche Leasing Ltd., dated as of November 14, 1997, by and among Porsche Funding Limited Partnership, as Settlor, Porsche Credit Corporation, as UTI Holder, and Wilmington Trust Company, as Trustee (including form of UTI Certificate)
10.10	UTI Assignment and Origination Trust Document Amendment dated as of July 31, 2000 among Porsche Funding Limited Partnership, as Settlor and the new UTI Holder, Porsche Leasing Ltd., Porsche Credit Corporation, as Current UTI Holder and Servicer, and Wilmington Trust Company, as Trustee
10.11	Form of Transaction SUBI Supplement 20[•]-[•] to Amended and Restated Trust Agreement between Porsche Funding Limited Partnership, as UTI Holder, and Wilmington Trust Company, as Origination Trustee (including form of SUBI Certificate)*
23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)*
23.2	Consent of Richards Layton & Finger, P.A. (included in Exhibit 5.2)*
24.1.1	Power of Attorney for the Depositor (included in signature page to this registration statement)

24.1.2	Power of Attorney for Porsche Financial Services, Inc., as General Partner of Porsche Funding Limited Partnership, as UTI Holder, on behalf of Porsche Leasing Ltd. (included in signature page to this registration statement)
24.2.1	Certified Copy of Resolutions of Company authorizing Powers of Attorney
24.2.2	Certified Copy of Resolutions of Porsche Financial Services, Inc., as General Partner of Porsche Funding Limited Partnership, as UTI Holder, on behalf of Porsche Leasing Ltd., authorizing Powers of Attorney
25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1**
36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities*
102.1	Asset Data File***
103.1	Asset Related Documents***
107.1	Calculation of Filing Fee Table

*	To be filed by amendment.
**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.
***	To be incorporated by reference at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

Item 14(b). The information required to be filed by Item 601(b)(107) of Regulation S-K (17 CFR 229.601) is included in Exhibit 107.1.

Item 15. Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1)   To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i)   If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii)    If the registrant is relying on Rule 430D:

(A)    each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B)   each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5)   That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)   If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430(A).

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Porsche Auto Funding LLC, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on October 21, 2025.

PORSCHE AUTO FUNDING LLC,
a Delaware Limited Liability Company (Registrant)

By:	/s/ Tobias Hausladen
	Name:	Tobias Hausladen
	Title:	Treasurer
(senior officer in charge of securitization)

By:	/s/ Eli Yaremenko
	Name:	Eli Yaremenko
	Title:	Assistant Treasurer

II-S-1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tobias Hausladen and Eli Yaremenko jointly, as his or her true and lawful attorneys-in-fact and agents, together with full power of substitution and resubstitution, for him or her and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto both said attorneys-in-fact and agents authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorneys-in-fact and agents or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Nicolas Leduc Nicolas Leduc	Director and President (Performing the Function of Principal Executive Officer)	October 21, 2025

/s/ Tobias Hausladen Tobias Hausladen	Director and Treasurer (Performing the Function of Principal Financial Officer, Principal Accounting Officer, Chief Financial Officer)	October 21, 2025

/s/ Eli Yaremenko Eli Yaremenko	Assistant Treasurer	October 21, 2025

/s/ John Boncuore John Boncuore	Director	October 21, 2025

/s/ Lori Rezza Lori Rezza	Director	October 21, 2025

/s/ Al Fioravanti Al Fioravanti	Director	October 21, 2025

II-S-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Porsche Leasing Ltd., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on October 21, 2025.

PORSCHE LEASING LTD.,
a Delaware statutory trust (Registrant)

By: Porsche Financial Limited Partnership, as UTI Holder

By: Porsche Financial Services, Inc., as general partner of Porsche Financial Limited Partnership

By:	/s/ Nicolas Leduc
	Name:	Nicolas Leduc
	Title:	President and Chief Executive Officer
(senior officer in charge of securitization)

By:	/s/ Tobias Hausladen
	Name:	Tobias Hausladen
	Title:	Treasurer

II-S-3

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nicolas Leduc and Tobias Hausladen jointly, as his or her true and lawful attorneys-in-fact and agents, together with full power of substitution and resubstitution, for him or her and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto both said attorneys-in-fact and agents authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorneys-in-fact and agents or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Nicolas Leduc Nicolas Leduc	Director and President (Performing the Function of Principal Executive Officer)	October 21, 2025

/s/ Tobias Hausladen Tobias Hausladen	Director and Treasurer (Performing the Function of Principal Financial Officer, Principal Accounting Officer, Chief Financial Officer)	October 21, 2025

/s/ Eli Yaremenko Eli Yaremenko	Assistant Treasurer	October 21, 2025

II-S-4